

10010117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission file number 001-14540

▪ ▪ ▪ ▪ ▪ ▪ T ▪ ▪

Deutsche Telekom AG

(Translation of Registrant's Name into English)
Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts. Examples of forward-looking statements include statements concerning: plans, objectives and expectations relating to future operations, products and services; our prospective share of new and existing markets; plans, objectives and expectations for our cost savings and workforce reduction programs and the impact of other significant strategic, labor or business initiatives, including acquisitions, dispositions and business combinations, and our network upgrade and expansion initiatives; the potential impact of regulatory actions on our financial condition and operations; our shareholder remuneration policy and the payment of dividends and/or conduct of possible share repurchases; the possible outcomes and effects of litigation, investigations, contested regulatory proceedings and other disputes; future general telecommunications sector and macroeconomic growth rates; and our future revenues, expenditures and performance.

Forward-looking statements generally are identified by the words "expect," "anticipate," "believe," "intend," "estimate," "aim," "plan," "will," "will continue," "seek," "outlook," "guidance" and similar expressions.

Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others: changes in general economic and business conditions, including a continuous deterioration in the economic environment, in the markets in which we and our subsidiaries and associated companies operate; the level of demand for telecommunications services in the markets we serve, particularly for wireless telecommunications services, broadband access lines, voice and data traffic, new higher-value products and services, and new rate offerings; changes in government policies and new legislation; regulatory developments and changes, including with respect to the levels of tariffs, terms of interconnection, customer access and international settlement arrangements; our ability to secure and retain the licenses needed to offer new and existing services and the cost of these licenses and related network infrastructure build-outs, particularly with respect to advanced services; competitive forces, including pricing pressures, technological developments and alternative routing developments, all of which affect our ability to gain or retain market share and revenues in the face of competition from existing and new market entrants; the effects of our customer acquisition and retention initiatives, particularly in the fixed-line voice telephony business, the mobile telecommunications business and our interconnection business; the effects of industry consolidation on the markets in which we operate, particularly with respect to our mobile and leased lines businesses; the success of new business, operating and financial initiatives, many of which involve substantial start-up costs and are untested, and of new systems and applications, particularly with regard to the integration of service offerings; our ability to achieve cost savings and realize productivity improvements, particularly with respect to our workforce-reduction initiatives, while at the same time enhancing customer service quality; our ability to attract and retain qualified personnel, particularly in view of our cost reduction efforts; concerns over health risks associated with the use of wireless mobile devices and other health and safety risks related to radio frequency emissions; risks of infrastructure failures or damage due to external factors, including natural disasters, intentional wrongdoing, sabotage, acts of terrorism or similar events; the outcome of litigation, disputes and investigations in which we are involved or may become involved; risks and uncertainties relating to the benefits anticipated from our international expansion, including in the United States; risks and costs associated with integrating our acquired businesses and with selling or combining businesses or other assets; the progress of our domestic and international investments, joint ventures, partnerships and alliances; the effects of foreign exchange rate fluctuations, particularly in connection with subsidiaries operating outside the euro zone; instability and volatility in worldwide financial markets; the availability, terms and deployment of capital, particularly in view of our financing alternatives, actions of the rating agencies, developments in the banking sector and the impact of regulatory and competitive developments on our capital outlays; and the level of demand in the market for our debt obligations, and for the debt obligations of our subsidiaries and associated companies, and our shares, as well as for assets that we may decide to sell, which may affect our financing and acquisition strategies.

We caution investors that the foregoing list of important factors is not exhaustive. If these factors or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, our actual performance and future actions may materially differ from those expressed or implied by forward-looking statements. We can offer no assurance that our estimates or expectations will be achieved or that we will be able to achieve our policy aims. When reviewing forward-looking statements contained in this document, investors and others should carefully consider the foregoing factors, as well as other uncertainties and events and their potential impact on our operations and businesses.

Certain information in this Annual Report has been provided by external sources. Due to the rapid changes in our industry, it is possible that some of this information is no longer accurate. Assessments of market share in particular involve the use of information released or estimated by regulatory authorities, our competitors, third parties or us.

World Wide Web addresses contained in this Annual Report are for explanatory purposes only and they (and the content contained therein) do not form a part of, and are not incorporated by reference into, this Annual Report.



The 2009 financial year.

Toward the new Deutsche Telekom.

Selected financial data of the Deutsche Telekom Group.

billions of €	Change compared to prior year (%)[a]	2009	2008	2007	2006	2005
Revenue and earnings						
Net revenue	4.8	64.6	61.7	62.5	61.3	59.6
Of which: domestic (%)	(3.4)	43.4	46.8	49.1	52.9	57.4
Of which: international (%)	3.4	56.6	53.2	50.9	47.1	42.6
Profit from operations (EBIT)	(14.6)	6.0	7.0	5.3	5.3	7.6
Net profit	(76.2)	0.4	1.5	0.6	3.2	5.6
Net profit (adjusted for special factors)	(1.1)	3.4	3.4	3.0	3.9	4.7
EBITDA[a, b, c]	10.5	19.9	18.0	16.9	16.3	20.1
EBITDA (adjusted for special factors)[a, b, c]	6.2	20.7	19.5	19.3	19.4	20.7
EBITDA margin (adjusted for special factors) (%)[a]	0.4	32.0	31.6	30.9	31.7	34.8
Statement of financial position						
Total assets	3.8	127.8	123.1	120.7	130.2	128.5
Shareholders' equity	(2.7)	41.9	43.1	45.2	49.7	48.6
Equity ratio (%)[a, d]	(2.1)	30.2	32.3	34.7	35.8	35.5
Net debt[a, c]	7.2	40.9	38.2	37.2	39.6	38.6
Cash capex	(5.7)	(9.2)	(8.7)	(8.0)	(11.8)	(9.3)
Cash flows						
Net cash from operating activities[e]	2.8	15.8	15.4	13.7	14.2	15.1
Free cash flow (before dividend payments)[a, c, f, g]	(0.9)	7.0	7.0	6.6	3.0	6.2
Net cash used in investing activities[e]	24.0	(8.6)	(11.4)	(8.1)	(14.3)	(10.1)
Net cash used in financing activities	(65.4)	(5.1)	(3.1)	(6.1)	(2.1)	(8.0)
Employees						
Average number of employees (full-time equivalents, without trainees/student interns) (thousands)	9.7	258	235	244	248	244
Revenue per employee (thousands of €)[a]	(4.5)	250.8	262.5	256.5	246.9	244.3
T-Share key figures						
Earnings per share/ADS (basic and diluted) in accordance with IFRS (€)[h]	(76.5)	0.08	0.34	0.13	0.74	1.31
Dividend per share/ADS (€)	0.0	0.78[i]	0.78	0.78	0.72	0.72
Total dividend (billions of €)	0.0	3.4[i]	3.4	3.4	3.1	3.0
Total number of ordinary shares at the reporting date (millions)[j]	0.0	4,361	4,361	4,361	4,361	4,198

[a] Calculated on the basis of millions for greater precision. Changes to percentages expressed as percentage points.
[b] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses.
[c] EBITDA, EBITDA adjusted for special factors, net debt, and free cash flow are non-GAAP figures not governed by the International Financial Reporting Standards (IFRS). They should not be viewed in isolation as an alternative to profit or loss from operations, net profit or loss, net cash from operating activities, the debt reported in the consolidated statement of financial position, or other Deutsche Telekom key performance indicators presented in accordance with IFRS. For detailed information and calculations, please refer to the section on "Development of business in the Group" of the Group management report in this Annual Report.
[d] Based on shareholders' equity excluding amounts earmarked for dividend payments, which are treated as current liabilities.
[e] Current finance lease receivables were previously reported in net cash from operating activities. Since 2007 they have been reported under net cash from/used in investing activities. Prior-year figures have been adjusted accordingly.
[f] Before cash outflows totaling EUR 0.1 billion in 2007 for investments in parts of Centrica PLC taken over by T-Systems UK as part of an asset deal. Figures for 2006 include payments for the acquisition of licenses totaling EUR 3.3 billion; and figures for 2005 include payments for the acquisition of network infrastructure and licenses in the United States totaling EUR 2.1 billion.
[g] Since the beginning of the 2007 financial year, Deutsche Telekom has defined free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Prior-year figures have been adjusted accordingly.
[h] Calculation of basic and diluted earnings per share in accordance with IFRS as specified in IAS 33, "Earnings per share." The share to ADS ratio is 1:1.
[i] Subject to approval by the shareholders' meeting. For more detailed explanations, please refer to Note 27 in the notes to the consolidated financial statements, "Dividend per share."
[j] Including treasury shares held by Deutsche Telekom AG.

The Group and its operating segments.

Deutsche Telekom has realigned its management structure: Regional markets will take on greater responsibility in combined fixed-network and mobile business. As a result, we report separately on the five operating segments, Germany, United States, Europe, Southern and Eastern Europe, and Systems Solutions. Group Headquarters & Shared Services performs strategic and cross-divisional management functions and is responsible for operating activities that are not directly related to core business.*

Germany.

Page 80 – 83

Under this segment, we now report on fixed-network and mobile business in Germany including the sale of fixed-network services to resellers (wholesale). Business in Germany made good progress despite the challenging economic environment, the regulatory requirements, and intense competition. We achieved a 45-percent market share of new broadband customers and a 46-percent year-on-year increase for data revenue in the mobile communications market.

billions of €	Change compared to prior year (%)	2009	2008
Total revenue	**(3.7)**	**25.4**	**26.4**
EBIT (profit from operations)	9.5	5.1	4.6
EBITDA (adjusted for special factors)	(1.6)	9.6	9.8
Average number of employees (full-time equivalents, without trainees/student interns)	(6.0)	84,584	89,961

United States.

Page 84 – 85

This segment comprises all the mobile communications activities of Deutsche Telekom in the United States. T-Mobile USA offers mobile voice and data services to consumers and business customers. In order to foster additional customer growth, we have continued to expand our network in the United States, nearly doubled 3G coverage, and upgraded the speed of the 3G network. T-Mobile USA received several awards from independent consumer organizations for its excellent customer service.

billions of €	Change compared to prior year (%)	2009	2008
Total revenue	**3.4**	**15.5**	**15.0**
EBIT (profit from operations)	(2.9)	2.2	2.3
EBITDA (adjusted for special factors)	0.5	4.3	4.2
Average number of employees (full-time equivalents, without trainees/student interns)	6.0	38,231	36,076

Europe.

Page 86 – 88

The Europe operating segment covers the mobile communications companies in the United Kingdom, Poland, the Netherlands, the Czech Republic and Austria, as well as the International Carrier Sales and Solutions unit. We have continually improved the structure of our customer base and increased the contract customer base in this segment. Innovative mobile Internet applications and attractive smartphones contributed to this development.

billions of €	Change compared to prior year (%)	2009	2008
Total revenue	**(11.6)**	**10.0**	**11.4**
EBIT (profit (loss) from operations)	n.a.	(0.9)	0.5
EBITDA (adjusted for special factors)	(13.0)	2.6	2.9
Average number of employees (full-time equivalents, without trainees/student interns)	0.9	18,105	17,945

* For detailed tables showing operational development of the segments and Group Headquarters & Shared Services along with explanatory footnotes, please refer to the management report.

Southern and Eastern Europe.

Page 89–91

This segment comprises the fixed-network and mobile communications operations of our national companies in Greece, Hungary, Croatia, Slovakia, Romania, Bulgaria, Albania, the F.Y.R.O. Macedonia, and Montenegro. After having been fully consolidated for the first time, OTE contributed EUR 5.4 billion to net revenue of the Group. Due to the inclusion of the entire OTE group, our customer base increased by 1.9 million broadband lines and over 22,300 mobile customers.

billions of €	Change compared to prior year (%)	2009	2008
Total revenue	**n.a.**	**9.7**	**4.6**
EBIT (profit from operations)	13.3	1.0	0.9
EBITDA (adjusted for special factors)	90.0	3.8	2.0
Average number of employees (full-time equivalents, without trainees/student interns)	n.a.	51,172	21,229

Systems Solutions.

Page 92–93

T-Systems offers individual ICT solutions for corporate customers. To this end, the company operates networks and data centers all over the world. By focusing on systems solutions business for corporate customers, T-Systems won a large number of tenders for cloud services, dynamic SAP services, and telecommunications and data services. The worldwide financial and economic crisis also left its mark on the level of new orders, however.

billions of €	Change compared to prior year (%)	2009	2008
Total revenue	**(5.8)**	**8.8**	**9.3**
EBIT (profit (loss) from operations)	n.a.	(0.01)	0.1
EBITDA (adjusted for special factors)	11.7	0.9	0.8
Average number of employees (full-time equivalents, without trainees/student interns)	(1.7)	45,328	46,095

Group Headquarters & Shared Services.

Page 94–95

Group Headquarters & Shared Services performs strategic and cross-divisional management functions and is responsible for operating activities that are not directly related to core business. The main elements of the Shared Services unit are Real Estate Services, DeTeFleetServices GmbH, and Vivento. The latter is responsible for providing employees with new employment opportunities as part of the staff restructuring program.

billions of €	Change compared to prior year (%)	2009	2008
Total revenue	**(13.3)**	**2.4**	**2.8**
EBIT (loss from operations)	1.3	(1.2)	(1.3)
EBITDA (adjusted for special factors)	(74.0)	(0.3)	(0.2)
Average number of employees (full-time equivalents, without trainees/student interns)	(14.4)	20,181	23,581

Change
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Our vision of the future is rapidly becoming reality – connected life and work regardless of time and place. The mobile Internet is increasingly merging previously separate worlds of telecommunication, heralding a degree of freedom that was unthinkable just a short time ago. And we are still at the dawn of the digital revolution.

Technologies and markets are changing at breakneck speed. At Deutsche Telekom, we are driving this change – evolving ever further as a company. We are moving toward a new Deutsche Telekom. A Deutsche Telekom that thinks outside the box and strives to offer the best customer service in the industry.

To achieve this, we seek open communication to better understand what people want from us. For example, our customers are looking for products that are easy to use. So we increasingly think user-first, and collaborate closely with industry experts and scientists. This open innovation process consistently leads to new solutions. And it enables us to offer convenient access to information, communication and entertainment.






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We see ourselves as a trusted partner, actively helping each customer realize his or her personal digital lifestyle. Naturally, this includes protecting sensitive data. It also means living up to our responsibilities and acting with entrepreneurial vision as we help shape technical, environmental and social developments on a global scale.



Breaking boundaries.

The world is moving at lightning speed. To keep up, you have to be ready to change. So Deutsche Telekom is repositioning itself by converging fixed-network and mobile communications. This is more than just restructuring – it is our path to greater efficiency, innovation and service. After all, if we are well connected, we can make sure our customers are too.


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Our One Company structure gives us powerful momentum – moving ahead our organization, our employees and, above all, our customers. They now enjoy tailored products and services from a single source.

The previously separate worlds of telephone, TV, PC, netbook and smartphone services are increasingly converging. However complex the underlying technologies may be, we want to offer both consumers and business customers services that meet the highest technological standards and that are still easy to use – any time, any place. That is why we are developing technically integrated, innovative products.

Our new structure is designed to give us a competitive edge and enable us to capitalize on growth opportunities. Direct channels within our Company also create valuable synergy effects. And we are starting out on a sure footing with two healthy business areas – fixed-network and mobile communications – that will now grow stronger together. We are actively pursuing our vision of becoming a global leader in connected life and work.









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The space to innovate.



We bring technical progress to life for our customers. The idea of connected life and work also has a strong impact on innovation processes at Deutsche Telekom. We connect communication worlds.

To achieve this, we foster close collaboration with partners in business, science and research. This enables us to intensify the exchange of expertise, maximize resource efficiency, and accelerate processes. At Deutsche Telekom Laboratories (www.laboratories.telekom.com), some 300 telecommunications experts and scientists from all over the world research and develop pioneering products and services. The Deutsche Telekom Group has operated this central research and development institution since 2005 together with Berlin University of Technology.

The focus of our innovation philosophy is always the customer. This is why we are developing products and services that offer our customers real added value. To make sure that we recognize their changing needs and requirements early on, we have set up our Innovation Forum. It brings together around 900 households in Berlin who are regularly invited to take part in polls, pre-market tests and discussions of product ideas in the pipeline at Deutsche Telekom.

Deutsche Telekom's
Creation Center in Berlin.








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"SEEING WHAT EVERYONE ELSE HAS SEEN AND THINKING WHAT NO ONE ELSE HAS THOUGHT."

Albert Szent-Gyorgyi 1937 Nobel Prize for Medicine
(Hungarian Biochemist 1893-1986)





Innovation is hard-wired into our corporate culture. We believe in breaking the mold. In other words, connecting with people at home and work. Because that is the only way to truly understand what they need.

In our Creation Center, we observe people going about their daily lives and get ideas for new products. To work out what our customers need, we literally take to the street in our StreetLabs. In summer 2009, we were the main sponsor of a six-week camp for 30 young people from 13 countries: www.Palomar5.com. Having grown up with the Internet, their ideas and opinions on the theme of "life and work in the future" provided valuable insights. This type of first-hand information helps us evolve our products and services in the right direction. Networking in such a way has, for us, become a key platform for product development.


developer
garden





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The Palomar5 Camp is a unique place for unconventional approaches. Participants outlined their concepts of the digital future.

Pulling together.





"Big changes start small!" is the theme of our campaign for social and environmental protection, launched in 2009. For Deutsche Telekom, sustainability means not just that we understand future challenges but also that we lead and convince by example.

In this campaign, we are presenting targeted products and services that allow our customers to act responsibly while making their lives easier. We are aiming to show that entrepreneurial spirit, modern consumer needs and sustainability can be harmoniously combined.


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Our commitment to sustainability extends far beyond our customer base. Looking also within, we are determined to lead by example, showing a strong sense of commitment and responsibility across the board.

This covers much more than specific measures to protect the climate and environment. We are also working to bring the information society to everyone – including the old and young, disabled and socially disadvantaged.

In 2009, Deutsche Telekom again qualified for the most prestigious sustainability indexes: the Dow Jones Sustainability Index World and Dow Jones Sustainability STOXX®. These list just the best ten percent in each sector, recommending them to sustainability-minded investors and fund managers as top investments.

The decisive factor in our inclusion was our excellent performance in the corporate assessment by Zurich agency SAM Research. For the first time, our assessment also included the mobile telecommunications sector, in which we immediately achieved the much-acclaimed "sector leader" rating. This goes to the companies best prepared within their sector to manage opportunities and risks under the three established sustainability action items – economic, environmental and social activities.

According to a study by renowned Munich-based rating agency Oekom Research, Deutsche Telekom is the second most sustainable DAX 30 company in Germany after Henkel.

Prof. Hans Joachim Schellnhuber, Director of the Potsdam Institute for Climate Impact Research was interviewed by trainees Paul and Julia at the Deutsche Telekom Corporate Responsibility Day in Berlin in July 2009.





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P I K

In his paper, **Prof. Schellnhuber** underlined the importance of information and telecommunication technology (ICT): "Climate changes with virtually insurmountable consequences can only be avoided if we successfully balance flourishing prosperity with driving down greenhouse gas emissions ever further. This enormous project of global significance requires all avenues for increasing energy efficiency to be exploited with state-of-the-art technologies. The ICT sector in particular can make an invaluable contribution to achieving this."



Deutsche Telekom's Chief Privacy Officer, Claus Dieter Ulmer, talking with trainee Paul: "A strong password is like a car safety belt – it can protect you from the worst."



Raising the bar.

At Deutsche Telekom, our aim is to always deserve the trust of our customers. To this end, we will commit ourselves to handling sensitive data with the utmost care. We know that we have made mistakes in the field of data protection. But we have learned from these mistakes.

// **Increased transparency.** Keeping our promise of greater transparency, Deutsche Telekom has set up a dedicated Board of Management department for data privacy, legal and compliance issues. We have also performed detailed inspections and audits of all customer data processes within our organization. Effective 2009, our decision to publish data protection reports further underscores the high priority we attach to this issue.

// **Consistent data protection.** Our billing process for fixed-network customers in the consumer segment has been audited and certified by TÜV Informationstechnik (TÜViT). Independent experts have confirmed that we meet all data protection requirements in this sensitive field. The certification already received for three Internet sites and all Deutsche Telekom shops means we can guarantee consistent data protection for all our customers.

// **Quality excellence.** In the assessment for the major sustainability indexes, Deutsche Telekom received the best-in-class rating of 98.6 percent for commitment to data protection. The quality of our t-online.de shop was evaluated "good" by the German product-testing organization Stiftung Warentest, with particular praise for the "shopping" category, mainly due to the "flawless terms and conditions." Our IPTV service Entertain also performed strongly in numerous benchmark tests and received six awards in 2009 alone.


Datenschutzbericht
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Dr. Manfred Balz.
Board member
responsible for Data
Privacy, Legal Affairs
and Compliance.



Guidelines form the backbone of responsible corporate governance. They define what our organization and employees stand for, how we work and deal with one another, and what we believe in.

At Deutsche Telekom, we follow five guiding principles that will help us establish our new corporate culture. Openness, integrity, personal responsibility, motivation, and service centricity are among the key elements here. We want our customers to know they are in good hands. We are working hard toward this goal and know that we can best achieve it if our employees are themselves enthusiastic ambassadors for our Company. So we will continue attracting and retaining the best talent to ensure our joint success in the future.


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"Our customers expect a great deal from us – and rightly so. In order to meet their expectations even better, we have put ourselves on course toward a new Deutsche Telekom. We have a clear vision of where this path will take us. Away from conventional telephone business and toward the most highly regarded service company in the industry. To a provider that makes connected life and work as easy as possible – with the best networks and innovative products and services. To a provider that acts in a sustainable manner and takes social responsibility. It is clear that we are not there yet. Not everything happens overnight. But we are making great progress."

René Obermann.


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Content.



24 To our shareholders

49 Group management report

123 Consolidated financial statements

219 Boards, seats, and further information



Dear shareholders,

Despite the worldwide economic crisis, our company asserted its position in 2009. From this fundamentally sound position, we are now taking the next step toward the new Deutsche Telekom.



Net revenue amounted to EUR 64.6 billion in 2009, almost EUR 3 billion or 4.8 percent more than in the prior year. This increase is mainly attributable to the Greek company OTE which we fully consolidated for the first time in 2009. Overall, the proportion of revenue generated outside Germany grew by more than three percentage points to 56.6 percent. Adjusted EBITDA increased to EUR 20.7 billion, from EUR 19.5 billion in 2008. Free cash flow remained stable at EUR 7 billion, as did adjusted net profit at EUR 3.4 billion.

This result means we achieved our annual goals as revised in April 2009. In a difficult year, fraught with great economic uncertainty, this was by no means a matter of course. It paid off that we took resolute action. The great success of our Save for Service program was also helpful. Initially, we had aimed for gross savings of EUR 4.2 to 4.7 billion between 2006 and 2010. Already by the end of the financial year 2009, we far exceeded this target, with total savings of EUR 5.9 billion.

Over the past year we have set a new course for the future of the Group: We have put a new Board of Management structure in place which strengthens central functions and establishes clear responsibilities for countries and regions. In November, the extraordinary shareholders' meeting approved the formation of a new company for Germany that will consolidate fixed-network and mobile communications in the future. We started reporting in the new structure in the third quarter of 2009 – with the segments of Germany, United States, Europe, Southern and Eastern Europe, and Systems Solutions.

Germany: Market lead strengthened

In Germany, we already sold our Internet-based television service Entertain more than one million times. The success of the LIGA total! product, which Deutsche Telekom launched in summer 2009, also contributed to this development. Our customers can follow Germany's first- and second-division national league soccer matches in HD quality on television at home, as well as by cell phone when on the move. In a broadband market with slowing growth, we attracted almost a million new DSL customers in 2009. This equates with a market share of around 45 percent of new customers in this hotly contested segment.

In the German mobile communications market, we were particularly successful in attracting contract customers who are especially important to us. Year-on-year, the number of contract customers increased by around one percent to 17.2 million. Attractive Internet-capable smartphones such as the Apple iPhone, some 1.5 million of which have been sold since its launch in Germany, contributed to the further expansion of our market leadership in service revenues. Mobile data revenues grew significantly again – by 46 percent year-on-year.

United States: Network build-out ensures opportunities with the mobile Internet

Without doubt, business in the United Sates has been difficult. Nevertheless, we have increased our customer base in our U.S. mobile communications business by approximately one million year-on-year to almost 34 million. To increase our share in the strong growth of mobile data business in the future, we made enormous investments in network infrastructure over the past year. We are now able to offer third-generation mobile communications services for more than 205 million people – which means our coverage has almost doubled within one year.

Europe: Joint venture agreed in the United Kingdom

In our European mobile markets we also had a difficult start to the year. During the course of the year however, we have increased the number of contract customers, thus compensating the decline in the prepaid segment.

For the particularly competitive market in the United Kingdom, we agreed with France Télécom in November 2009 on a joint venture to include our subsidiaries T-Mobile UK and Orange UK. The two partners will each own 50 percent of the new company which will be the market leader once the transaction is completed, allowing for better use of economies of scale.

Southern and Eastern Europe: Retaining customers through integrated services

With the Greek company OTE and its subsidiaries, Deutsche Telekom significantly strengthened its position in Southern and Eastern Europe. We now serve some 50 million mobile, fixed-network and broadband customers in these markets, generating revenues of almost EUR 10 billion. In 2009, the difficult economic environment took its toll, marked as it was by decreasing levels of gross domestic product and increasing taxes in several countries as well as strong fluctuations in exchange rates.

Nevertheless, the region offers good opportunities. We want to engender greater customer loyalty in the future, for instance by bundling telecommunications services and television products. Our investment in a high-performance broadband infrastructure is already paying off. The number of IPTV customers in Southern and Eastern Europe doubled to more than 400,000 in 2009.

Systems Solutions: Major contracts affirm our course

T-Systems' focus on the systems solutions business with corporate customers has proven to be a success. The segment is back in the black, thanks to a successful cost-cutting and efficiency program. T-Systems won a whole string of important major contracts in 2009 – in Germany, for example, with MAN and Linde AG.

International business also performed well. In the future, T-Systems will provide telecommunications services worldwide for the energy group BP and also operate the data centers of the electronics group Philips. Moreover, T-Systems is taking over SAP's hosting business in Europe and will provide software application support for almost 90 SAP customers in its data centers. And the acquisition of Arivia will make T-Systems the largest provider of SAP services in South Africa.

In the future, T-Systems will further expand its strengths as a provider of network-based ICT solutions – combined IT and telecommunications services – and above all, will offer new solutions for customers in the energy, healthcare, media and automotive sectors.

A new Deutsche Telekom: On the way toward the "gigabit society"

We have stabilized our financial situation with our "Focus, fix and grow" strategy, which we have systematically pursued since 2007. Now the time is right to develop this strategy further in order to reflect the changes in our industry.

For example, by 2015, we expect a typical mobile customer to require a data volume of around 14 gigabytes a month. In 2007, it was only a few megabytes. So we need to build the networks and IT for tomorrow's "gigabit society." Already now, we are driving many of these changes, from Internet TV to cloud computing. But we can do more. We also want to score with innovative Internet services. Deutsche Telekom will continue to invest billions in new networks and in the development of innovations. At the same time, we must become more efficient in those markets which will continue to be under high competitive pressure.

At this point, I would like to thank our employees, whose dedication makes this difficult path of transformation possible in the first place. We can be proud of what we have achieved over the last few years. I am personally committed to ensuring that Deutsche Telekom remains a good and reliable employer for as many employees as possible in the long term. We will again take on approximately 3,500 new employees this year, and primarily open up prospects to our own junior staff. This is part of the social responsibility to which we are committed as a company oriented toward sustainability in business. This is also good news for our shareholders, because it brings new expertise and knowledge to the Company, making Deutsche Telekom fit for the future.

The Board of Management of Deutsche Telekom is working to guarantee our shareholders a reliable, attractive return on their capital for the long term. Together with the Supervisory Board, we will therefore propose to the shareholders' meeting on May 3 to pay a dividend of EUR 0.78 per share for the past financial year. In addition, Deutsche Telekom is the first DAX-listed company to date to give an explicit three-year outlook for the distribution of profits and the dividend per share: Subject to the respective approval of the shareholder's meeting, the Board of Management and the Supervisory Board intend to pay our shareholders – also for the years 2010 through 2012 – an unchanged total of EUR 3.4 billion per year. This total consists of a minimum dividend of EUR 0.70 and share buybacks.

We want to be a reliable, good partner for our customers, our employees, our lenders, and of course for you, the shareholders of our Company. This is what we are working for, and for this, I ask for your continued trust and support.

Bonn, February 2010

Sincerely,

René Obermann
Chairman of the Board of Management
Deutsche Telekom AG

The Board of Management of Deutsche Telekom AG in 2009/2010.



Top row: Niek Jan van Damme, Dr. Manfred Balz, Hamid Akhavan
Middle row: René Obermann, Thomas Sattelberger
Bottom row: Timotheus Höttges, Reinhard Clemens and Guido Kerkhoff

René Obermann.

Chairman of the Board of Management.

Born in 1963. After training to become an industrial business administrator at BMW AG in Munich, René Obermann set up the trading company ABC Telekom in 1986. He headed ABC's successor company, Hutchison Mobilfunk GmbH, as Managing Partner and was Chairman of the company's Managing Board from 1994 to 1998. In 1998 he joined the Deutsche Telekom Group as Managing Director of T-Mobile Deutschland with responsibility for Sales. In April 2000 he became Chairman of the Managing Board and one year later was appointed Member of the Board of Management for European Operations and Group Synergies at T-Mobile International. In November 2002 he joined the Deutsche Telekom Board of Management where he headed the mobile communications department and at the same time was appointed Chairman of the T-Mobile International Board of Management. On November 13, 2006 René Obermann took over as Chairman of the Board of Management of Deutsche Telekom AG.

Hamid Akhavan.

Chief Operating Officer (COO) (until February 14, 2010).

Born in 1961. After graduating in electrical engineering and computer science and receiving a Master's degree from the Massachusetts Institute of Technology (MIT), Hamid Akhavan worked with Teligent and other companies before joining Deutsche Telekom in 2001. In December 2002 he was appointed to the T-Mobile International Board of Management as Chief Technology and Information Officer (CTO). Between 2006 and 2009, he was Chairman of the T-Mobile International Board of Management. Hamid Akhavan's Group-wide responsibilities also included innovation and product development as well as the areas of technology, IT and procurement. From July 2009 to February 2010, Hamid Akhavan was COO of Deutsche Telekom. He was also in charge of the mobile communications companies in Europe.

Timotheus Höttges.

Board member responsible for Finance.

Born in 1962. After studying business administration in Cologne, Timotheus Höttges started his career with Mummert + Partner, a business consulting firm in Hamburg, moving on to the VIAG group in 1992. He joined Deutsche Telekom in September 2000, where he has held various positions including Chairman of the T-Mobile Deutschland Managing Board and Member of the T-Mobile International Board of Management with responsibility for Sales and Service Operations, before assuming responsibility for T-Home and Sales & Services on the Group Board of Management. On March 1, 2009 he became Member of the Deutsche Telekom AG Board of Management with responsibility for Finance.

Dr. Manfred Balz.

Board member responsible for Data Privacy, Legal Affairs and Compliance.

Born in 1944. After studying law at the universities of Tübingen, Munich, St. Petersburg, and Harvard University in Boston, Dr. Balz began his career at the German Federal Ministry of Justice in 1974. He then worked as General Counsel for Treuhandanstalt Berlin and as a partner at the international law firm Wilmer, Cutler & Pickering. From 1997 until his appointment to the Deutsche Telekom Board of Management, Dr. Balz was the Group's General Counsel. He has been Member of the Deutsche Telekom Board of Management responsible for Data Privacy, Legal Affairs and Compliance since October 22, 2008.

Thomas Sattelberger.

Board member responsible for Human Resources.

Born in 1949. After completing his business administration studies at the Baden-Württemberg University of Cooperative Education, Thomas Sattelberger started his professional career in the Central Directorate for Education and Development at the Daimler-Benz group in Stuttgart. From 1994 to 2003, he worked for Deutsche Lufthansa AG, most recently as Executive Vice President Product & Service of Lufthansa Passage Airline. Between 2003 and 2007 he served as Chief Human Resources Director of Continental AG in Hanover. Since May 3, 2007 Thomas Sattelberger has been Member of the Deutsche Telekom AG Board of Management responsible for Human Resources and Arbeitsdirektor (Labor Director).

Niek Jan van Damme.

Board member responsible for Germany.

Born in 1961. Following his degree in economics at Vrije Universiteit Amsterdam, Niek van Damme began his career with Procter & Gamble in 1986. He was a Managing Partner at Floor Heijn Retail from 1997 until he joined Ben Nederland, later T-Mobile Netherlands, as Director for Marketing Communications in 1999, where he also served as Managing Director from 2004 to 2009. Niek Jan van Damme has been Member of the Deutsche Telekom Board of Management since March 2009 and has headed the Germany department with responsibility for sales, marketing and service activities of the fixed-network and mobile operations in Germany since July 2009.

Guido Kerkhoff.

Board member responsible for Southern and Eastern Europe. Temporarily responsible for the COO task areas Europe and International Sales & Service since February 15, 2010. Board member responsible for Europe from April 1, 2010.

Born in 1967. Having graduated with a degree in business administration, Guido Kerkhoff began his career in the group accounting department of VEW AG. He then moved to Bertelsmann AG, where he headed the department for projects and general corporate accounting and controlling issues. He joined Deutsche Telekom in 2002 and served in various management positions in the Finance department, most recently as Head of Group Accounting and Controlling. Guido Kerkhoff has been Member of the Deutsche Telekom Board of Management responsible for Southern and Eastern Europe since March 1, 2009.

Reinhard Clemens.

Board member responsible for T-Systems. Temporarily responsible for the COO task areas Products & Innovation and Technology, IT and Procurement since February 15, 2010.

Born in 1960. After graduating with a degree in electrical engineering from Aachen University, Reinhard Clemens launched his career as General Manager of the Association for Industry Automation in 1990. Between 1994 and 2001, he held various positions within the IBM group, before moving to the Board of Management of Systematics AG with responsibility for the sales department. He then became chairman of the Executive Board of EDS in Germany. Since December 2007, Reinhard Clemens has been Member of the Deutsche Telekom Board of Management of T-Systems, and CEO of the Group's corporate customer arm.







Supervisory Board's report to the 2010 shareholders' meeting.



For Deutsche Telekom, the 2009 financial year was marked by the merger of fixed-network and mobile communications in its standard business in Germany, the effects of the economic crisis, and the continued difficult competitive and regulatory environment. Despite the considerably worsened overall economic environment, the Group continued to stabilize its business in Germany and recorded further successes in its broadband business. The Group grew further with the consolidation of the OTE group and expanded its international business. The Supervisory Board intensively pursued its responsibility to oversee and advise the Board of Management on managing its business activities in compliance with statutory requirements.

Supervisory Board activities in the 2009 financial year.

The Supervisory Board continuously monitored the management of business and the management of the Group by the Board of Management. The benchmark for this monitoring role was in particular to ensure that the management of business and the management of the Group were lawful, compliant, appropriate, and efficient. The written and oral reports of the Board of Management formed the primary basis for complying with the statutory task of monitoring. The Board of Management regularly reported to the Supervisory Board on the corporate planning, business developments, and significant business transactions of the Company and of principal subsidiaries and associates. At the meetings of the Supervisory Board and its committees, the Supervisory Board regularly reviewed the current situation of the Company on the basis of the Board of Management's written and oral reports. In particular, the development of business was discussed in all of the Supervisory Board meetings. Deviations from the originally planned course of business were discussed. The Board of Management fulfilled its duties to inform the Supervisory Board quickly and completely. The reports of the Board of Management met the requirements imposed on them by law, good corporate governance, and by the Supervisory Board with regard to both content and scope. In addition to the reports, the Supervisory Board asked for supplementary information and details to be submitted. The Supervisory Board critically analyzed the plausibility of, and scrutinized and reviewed the reports and other information submitted by the Board of Management.

A catalog produced by the Supervisory Board, which is an integral part of the Rules of Procedure of the Supervisory Board and the Board of Management and is regularly checked for any necessary adjustments by the Supervisory Board, lists the types of transactions and measures of fundamental importance for which the Board of Management has to obtain approval from the Supervisory Board. The Supervisory Board discussed with the Board of Management and thoroughly reviewed the transactions and measures that had to be submitted to the Supervisory Board for approval. The discussions and reviews regularly focused on the benefits and effects of the transaction concerned. The Supervisory Board approved all the transactions and measures submitted to it for approval. In addition, the Audit Committee regularly looked into relevant issues including the quarterly reports, discussed these with the external auditors, and approved the quarterly reporting.

Between meeting dates, the Chairman of the Supervisory Board at regular intervals discussed the strategy, business development and risk management of the Company with the Board of Management, and especially its Chairman, and was informed about business activities and significant events.

In addition to the issues covered by legally required regular reports by the Board of Management, the Supervisory Board dealt intensively in particular with the following issues:

- The merger of fixed-network and mobile communications in the standard German market, which resulted in the approval or recommendation for decision to the extraordinary shareholders' meeting on the issue.
- The regional focus of operational responsibility, moving away from a business area-oriented structure, and the associated new distribution of responsibilities within the Board of Management, which was approved by the Supervisory Board.
- Monitoring of the integration of the Greek OTE group into the Deutsche Telekom Group.
- Establishment of a mobile communications joint venture between T-Mobile UK and Orange UK in the United Kingdom, which was approved.
- Development of the regulatory and competitive environment, and the resulting actions taken by the Group.
- Budget and medium-term planning and dividend policy of the Group. The necessary approval was given.



- Monitoring of the development of staff requirements and headcount levels with a special focus on human resources quality in the Deutsche Telekom Group.
- Discussion of the risk exposure of the Group.
- Monitoring of the establishment of the Board of Management department for Data Privacy, Legal Affairs and Compliance, combined with the implementation of measures to further improve data privacy and data security.
- Monitoring of the handling of the data misuse affair and protection of the people concerned.
- Corporate governance, particularly with a view to the recommendations and suggestions as outlined in the German Corporate Governance Code, the requirements of U.S. law resulting from the Sarbanes-Oxley Act, and the changes resulting from the German Accounting Law Modernization Act (Bilanzrechtsmodernisierungsgesetz – BilMoG).
- Discussion of changes in the legal environment through the introduction of the Act on the Appropriateness of Management Board Remuneration (Gesetz zur Angemessenheit der Vorstandsvergütung – VorstAG) and its significance for the remuneration system for the members of the Board of Management.
- Discussion of the development of the Group's shareholdings portfolio and approval of investment activities undertaken by the Board of Management.
- Discussion of the results of the impairment tests that must be carried out at regular intervals under International Financial Reporting Standards (IFRS), and review of accounting methods used for intangible assets in accordance with German GAAP.
- Discussion of the results of the Supervisory Board's examination of efficiency.

The Supervisory Board and its Audit Committee monitored the Board of Management to verify that it acted lawfully and ensured compliance with legal provisions and internal policies, for example through a Compliance unit established throughout the Group. The Supervisory Board and the Audit Committee support the further expansion of this organizational unit by the Board of Management. The Supervisory Board requested regular reports from the Board of Management on the Group-wide risk management and risk controlling systems set up by the Board of Management. On the basis of its reviews, which included discussions with the external auditors, the Supervisory Board came to the conclusion that the internal control and risk management system and the Group-wide risk controlling system are effective and adequate.

Organization of the Supervisory Board's activities.

To increase the efficiency of its work, and taking into consideration the specific requirements placed on the Supervisory Board of Deutsche Telekom AG, the Supervisory Board established the following committees (which all have equal representation of shareholders' and employees' interests):

The **General Committee** is responsible for preparing the meetings and major decisions of the Supervisory Board, as well as for preparing matters relating to the individual members of the Board of Management. Members: Prof. Dr. Ulrich Lehner (Chairman), Jörg Asmussen, Waltraud Litzenberger, Lothar Schröder.

The **Finance Committee** deals with complex corporate activities in the areas of finance and business management, which are assigned to it by the Chairman of the Supervisory Board or the Supervisory Board as a whole for review and advice. Members: Dr. h. c. Bernhard Walter (Chairman), Hermann Josef Becker, Hans Martin Bury, Lawrence H. Guffey, Lothar Holzwarth, Waltraud Litzenberger.

The topics dealt with by the **Audit Committee** include those allocated to it in accordance with German legislation and the German Corporate Governance Code. These include in particular the monitoring of accounting and the monitoring of the effectiveness of the internal control system, the risk management system, and the internal auditing system. The Audit Committee also deals with auditing, in particular with the independence of the external auditors and the additional services provided by the auditors, compliance and data protection issues. Furthermore, within the scope of mandatory German law, the Audit Committee also deals with all those duties which are allocated to an audit committee under applicable U.S. law with respect to listed companies with their registered office outside the United States. In consideration of the imminent changes ensuing from the German Accounting Law Modernization Act, the Audit Committee has extended and detailed its competencies in respect of the duties assigned to it by the Supervisory Board.

The members of the Audit Committee are the same as those of the Finance Committee. Dr. h. c. Bernhard Walter, Chairman of the Audit Committee, as an independent member is knowledgeable in the areas of accounting and auditing (§ 100 (5) of the German Stock Corporation Act [Aktiengesetz – AktG]).

The Audit Committee successfully underwent an external examination of efficiency in the 2009 financial year.

The **Staff Committee** deals with personnel matters at Deutsche Telekom, in particular the Company's staff structure and human resources development and planning. The Staff Committee dealt in particular with matters relating to headcount levels and requirement planning in preparation for resolutions by the Supervisory Board on budgets and medium-term planning. Members: Lothar Schröder (Chairman), Dr. Hubertus von Grünberg, Prof. Dr. Ulrich Lehner, Waltraud Litzenberger.

The **Nomination Committee** is responsible for proposing to the Supervisory Board suitable candidates for recommendation to the shareholders' meeting for election. In 2009, in observation of statutory requirements and the provisions of the German Corporate Governance Code, the Nomination Committee dealt with the filling of the Supervisory Board seats left vacant by the departure of Prof. Dr. Reitzle and Prof. Dr. von Schimmelmann effective January 1, 2010 and agreed with the Board of Management on the Board's application for the appointment of Dr. Bernotat and Prof. Dr. Middelmann by court order. In accordance with the recommendation outlined in the German Corporate Governance Code, this committee consists exclusively of shareholder representatives. Members: Prof. Dr. Ulrich Lehner, Jörg Asmussen.

The **Mediation Committee** required pursuant to § 27 (3) of the German Codetermination Act (Mitbestimmungsgesetz – MitbestG) performs the duties incumbent on it under the law. It did not meet in the 2009 financial year. Members: Prof. Dr. Ulrich Lehner (Chairman), Dr. Hubertus von Grünberg, Waltraud Litzenberger, Lothar Schröder.

A **special committee** has been established as of January 1, 2010 to monitor the Company's participation in the spectrum auction for the fourth generation of mobile communications in Germany. Members: Prof. Dr. Ulrich Lehner (Chairman), Waltraud Litzenberger, Lothar Schröder, Dr. h. c. Bernhard Walter.

The chairpersons of each committee regularly informed the Supervisory Board at its meetings of the content and results of committee meetings.

Meetings of the Supervisory Board.

In the 2009 financial year, the Supervisory Board held four regular meetings and two extraordinary meetings. The Supervisory Board also met for an in-depth conference with the Board of Management to discuss the Group's strategic alignment. The General Committee of the Supervisory Board met seven times during the reporting year. The Audit Committee held five meetings and the Finance Committee one in the 2009 financial year. The Staff Committee met twice. In addition, there was one joint meeting of the General and Finance Committees. There were no events subject to reporting in accordance with the recommendations of the German Corporate Governance Code with regard to the frequency of the Board members' participation in Supervisory Board meetings in the 2009 financial year.

Conflicts of interest.

Ulrich Hocker is a member of the Supervisory Board of Deutsche Telekom AG and is also Manager in Chief of Deutsche Schutzvereinigung für Wertpapierbesitz e.V. (DSW). DSW represents and supports the interests of investors in various judicial and extra-judicial proceedings against Deutsche Telekom AG, particularly in appraisal rights proceedings associated with the merger of T-Online International AG into Deutsche Telekom AG and in proceedings connected with prospectus liability claims. To ensure from the outset that no conflict of interest could arise in connection with proceedings conducted or supported by DSW against Deutsche Telekom AG, Mr. Hocker declared to the Supervisory Board that, as a member of the Supervisory Board, he would decline to receive reports or information, participate in decisions or attend Supervisory Board or committee meetings where matters in which DSW was representing or supporting interests against Deutsche Telekom AG were discussed. Mr. Hocker also stated that, where necessary, he would consult the Chairman of the Supervisory Board to determine how to address any conflict of interest.

Prof. Dr. von Schimmelmann pointed out that he is also a member of the Board of Directors at accenture. accenture is an internationally operating company in competition with T-Systems in the field of Systems Integration. In the Supervisory Board's view, this does not automatically represent a conflict of interests that would prejudice Prof. Dr. von Schimmelmann's independent status. Prof. Dr. von Schimmelmann declined to receive reports or information, participate in decisions or attend Supervisory Board or committee meetings which could involve a concrete conflict of interests. Should the need arise in individual cases, Prof. Dr. von Schimmelmann will consult the Chairman of the Supervisory Board to determine how to address any conflict of interest that occurs.

Corporate governance.

The Supervisory Board and Board of Management are aware that good corporate governance in the interests of the Company's shareholders and capital markets is an essential precondition for corporate success. The German Corporate Governance Code and a number of relevant provisions under U.S. law are therefore reflected in the Company's statutes. The Board of Management and Supervisory Board last issued their declaration of conformity with the Corporate Governance Code in January 2010. ▤ The Company's corporate governance policy is also presented in greater detail in a separate chapter of this Annual Report (pages 39–44).

The Supervisory Board carried out the examination of efficiency on a regular basis in 2009 in compliance with item 5.6 of the German Corporate Governance Code by means of a written survey followed by in-depth discussions between the Chairman of the Supervisory Board and the individual members of the Supervisory Board. The positive results were dealt with at the Supervisory Board meeting on December 17, 2009.

Changes in the composition of the Board of Management.

In agreement with the Supervisory Board, Dr. Karl-Gerhard Eick resigned his seat on the Board of Management with effect from midnight on February 28, 2009.

At its meeting on February 26, 2009, the Supervisory Board appointed Mr. Timotheus Höttges as the new Member of the Board of Management for Finance effective March 1, 2009 and Mr. Niek Jan van Damme as the new Member of the Board of Management for T-Home, Sales & Service, also effective March 1, 2009. The establishment of a new Board of Management department for Southern and Eastern Europe was also approved at the meeting on February 26, 2009 to account for the growing significance of the Southeastern European region and to bundle responsibility for the existing, integrated operations in the region following the take-over of management control of the Greek company OTE. Mr. Guido Kerkhoff was appointed to the Board of Management effective March 1, 2009 and took over responsibility for this newly created department.

By its resolution dated April 29, 2009, the Supervisory Board transferred integrated responsibility for Sales, Marketing and Service in standard business with consumers and business customers in Germany to Mr. van Damme. At the same time, Mr. Hamid Akhavan was appointed Chief Operating Officer effective July 1, 2009 with responsibility for the mobile communications companies in the Netherlands, the United Kingdom, Austria, Poland, and the Czech Republic, as well as Group-wide responsibility for the areas of Technology, IT, Products and Innovation for standard business, and Procurement.

In December 2009, Mr. Akhavan asked the Supervisory Board to relieve him of his duties to allow him to take on a new professional challenge. The Supervisory Board agreed to this request effective February 15, 2009 at its meeting on December 17, 2009.

The Supervisory Board resolved that effective February 15, 2010 responsibility for the mobile communications subsidiaries in the Netherlands, the United Kingdom, Austria, Poland, and the Czech Republic will be taken over, in an acting capacity, by Mr. Kerkhoff, Member of the Board of Management for Southern and Eastern Europe, and Mr. Akhavan's remaining responsibilities will be taken over, in an acting capacity, by Mr. Clemens, Member of the Board of Management for T-Systems. On February 24, 2010, the Supervisory Board adopted the Board of Management's proposal to permanently extend Mr. Kerkhoff's sphere of responsibilities with effect from April 1, 2010, adding the mobile subsidiaries in the Netherlands, the United Kingdom, Austria, Poland, and the Czech Republic. The department headed by Mr. Kerkhoff will be renamed "Europe" from the effective date.

Changes in the composition of the Supervisory Board.

There were no changes to the composition of the Supervisory Board during the 2009 financial year. Prof. Dr. Wolfgang Reitzle and Prof. Dr. Wulf von Schimmelmann resigned their seats on the Supervisory Board effective December 31, 2009. Dr. Wulf Bernotat and Prof. h. c. (CHN) Dr.-Ing. E.h. Dr. Ulrich Middelmann have been appointed as shareholder representatives on the Supervisory Board by the relevant district court effective January 1, 2010 until the 2010 shareholders' meeting.

The Supervisory Board would like to thank the former members of both Boards for the effort they committed to the good of the Company.

Review of annual financial statements of the parent company and consolidated financial statements for the 2009 financial year.

The Board of Management prepared the annual financial statements and the management report as well as the consolidated financial statements and the Group management report of Deutsche Telekom AG on February 8, 2010 and submitted them, together with the proposal for the appropriation of net income, on time to the Supervisory Board.

PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, and Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart, which were jointly appointed as auditors of the single-entity financial statements and auditors of the consolidated financial statements (external auditors) for the 2009 financial year by the shareholders' meeting on the recommendation of the Audit Committee and proposed for appointment by the entire Supervisory Board, audited the annual financial statements as of December 31, 2009 and the management report prepared in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch – HGB) as well as the consolidated financial statements as of December 31, 2009 and the Group management report prepared in accordance with IFRS as adopted by the EU and the additional requirements of German commercial law pursuant to § 315a (1) HGB. They issued an unqualified audit opinion in each case. The audit of the consolidated financial statements also included the additional request to express an opinion as to whether they comply with IFRS as issued by the IASB.

Before the resolution by the Audit Committee to recommend to the Supervisory Board the proposal to the shareholders' meeting for their appointment, the auditors confirmed that there were no circumstances that may impair the independence of the auditors. They also reported on services they had performed in addition to the auditing of the financial statements. On this basis the Audit Committee reviewed and confirmed the requisite independence of the auditors. The Supervisory Board was informed of the result of this review before its resolution for the proposal to the shareholders' meeting for appointment.

The auditors submitted their reports on the nature and extent as well as the result of their audits (audit reports) to the Supervisory Board. The documentation on the aforementioned financial statements, the auditors' audit reports, and the Board of Management's proposal for the appropriation of net income were made available to the members of the Supervisory Board in good time.

The Supervisory Board also reviewed the documents submitted by the Board of Management and the audit reports of the auditors.

In preparation for the Supervisory Board's review and resolution, the Audit Committee first concerned itself thoroughly with the aforementioned documents. At its meeting held on February 23, 2010, the Audit Committee asked the members of the Board of Management to explain thoroughly the annual financial statements, the management report, the consolidated financial statements, and the Group management report, as well as the Board of Management's proposal for the appropriation of net income. In addition, questions posed by committee members were answered. Moreover, the auditors, who also attended the meeting, explained their audits, in particular their key audit areas defined in agreement with the Audit Committee and the Supervisory Board and the significant results of their audits, as well as their audit reports. The auditors did not identify any material weaknesses in the internal control system, the risk management system, or the accounting process. The members of the Audit Committee took cognizance of and critically reviewed the audit reports and audit opinions, and discussed them, as well as the audits themselves, with the auditors. The review included questions about the nature and extent of the audits and about the audit results. The Audit Committee satisfied itself that the audits and audit reports were compliant. In particular, it satisfied itself that the audit reports – as well as the audits conducted by the auditors – met the legal requirements. The Audit Committee shares the opinion of the auditors that there are no material weaknesses in the internal control or risk management systems. The Audit Committee recommended to the Supervisory Board that it should approve the results of the audits by the auditors and, since in its opinion there were no objections to the documents submitted by the Board of Management, approve the annual financial statements and the management report, as well as the consolidated financial statements and the consolidated management report and concur with the proposal of the Board of Management for the appropriation of net income.

The Supervisory Board performed the final review of the annual financial statements, management report, consolidated financial statements, and Group management report as well as the Board of Management's proposal for the appropriation of net income on February 24, 2009, taking into account the report and recommendations of the Audit Committee and the audit reports of the auditors. The members of the Board of Management also attended this meeting, explained the documents they had submitted, and answered the questions of the members of the Supervisory Board. The auditors also attended this meeting, reported on their audits and their main audit results, explained their audit reports, and answered questions of the members of the Supervisory Board on the nature and extent of the audits and the audit results. This and the report presented by the Audit Committee allowed the Supervisory Board to satisfy itself that the audits and audit reports were compliant. Following the recommendation of the Audit Committee, the Supervisory Board concurred with the result of the audits conducted by the auditors.

Based on the final result of the Supervisory Board's own review of the annual financial statements, management report, consolidated financial statements, and Group management report as well as the Board of Management's proposal for the appropriation of net income, there were no objections to be raised. The same applies to the corporate governance statement insofar as it is not to be audited by the auditors. Following the recommendation of the Audit Committee, the Supervisory Board approved the annual financial statements and the management report as well as the consolidated financial statements and the Group management report. In particular, the Supervisory Board approved the transfer of EUR 0.0 in profit after income taxes from the single-entity financial statements of Deutsche Telekom AG (income after taxes) to other retained earnings in accordance with § 58 (2) of the German Stock Corporation Act in conjunction with § 19 (3) of the Articles of Incorporation. The approval of the Supervisory Board means that the annual financial statements are approved. The Supervisory Board's assessment of the position of the Company and the Group is the same as that of the Board of Management presented in its management report and Group management report.

In accordance with the recommendations of the Audit, the Supervisory Board approved the Board of Management's proposal for the appropriation of net income and concurred with its proposal. At the time of the approval of the Company's medium-term financial planning for the next three years by the Board of Management and the Supervisory Board on December 17, 2009, the Supervisory Board concerned itself intensively with the medium-term financial and investment plans, in particular with the development of earnings, free cash flow, and balance sheet ratios. The Board of Management's proposal regarding the appropriation of net income, submitted on February 8, 2010, was discussed at the Audit Committee meeting on February 23, 2010 and the Supervisory Board meeting on February 24, 2010, with auditors present at both meetings. The proposal foresaw a total payment to shareholders of around EUR 3.4 billion and a carryforward of the remaining balance to unappropriated net income of around EUR 3.0 billion. The Supervisory Board approved and supported the proposal.

Review of the dependent company report.

The Board of Management's dependent company report for the 2009 financial year was approved by the Board of Management on February 8, 2010 and presented to the Supervisory Board in good time.

The external auditors audited the dependent company report and issued the following audit opinion:

"Based on the results of our statutory audit and our judgment we confirm that
1. the actual information in the report is correct;
2. the Company's compensation with respect to the legal transactions listed in the report was not inappropriately high."

The auditors submitted the audit report to the Supervisory Board. The dependent company report and the respective audit report were made available to all members of the Supervisory Board in good time.

The Supervisory Board for its part reviewed the dependent company report of the Board of Management and the audit report of the auditors.

In preparation for the Supervisory Board's review and resolution, the Audit Committee first concerned itself thoroughly with the aforementioned documents. At its meeting held on February 23, 2010, the Audit Committee asked the members of the Board of Management to explain the details of the dependent company report. In addition, questions posed by committee members were answered. Moreover, the auditors, who also attended the meeting, reported on their audit, in particular their key audit areas and the significant results of their audit, and explained their audit report. The members of the Audit Committee took cognizance of and critically reviewed the audit report and audit opinion, and discussed them, as well as the audits themselves, with the auditors. The review included questions about the nature and extent of the audit and about the audit results. The Audit Committee satisfied itself that the audit and audit report were compliant. In particular, it satisfied itself that the audit report – as well as the audit conducted by the auditors – met the legal requirements. The Audit Committee recommended to the Supervisory Board to approve the results presented by the auditors, as the committee sees no grounds for objections to the Board of Management's declaration on the dependent company report.

The Supervisory Board performed the final review at its meeting on February 24, 2010, taking into account the audit report of the auditors. The members of the Board of Management also attended this meeting, explained the dependent company report, and answered the questions of the members of the Supervisory Board. The auditors also attended this meeting, reported on their audit of the dependent company report and their main audit results, explained their audit report, and answered questions of the members of the Supervisory Board on the nature and extent of the audit of the dependent company report and the audit results. This and the report presented by the Audit Committee allowed the Supervisory Board to satisfy itself that the audit of the dependent company report and audit report were compliant. In particular, it satisfied itself that the audit report – as well as the audit conducted by the auditors – met the legal requirements. The Supervisory Board examined the dependent company report above all for completeness and accuracy. In doing so, it also satisfied itself that the group of dependent companies had been defined with due care and that the necessary systems for recording legal transactions and measures subject to disclosure had been put in place. The review did not reveal any indications of objections to the dependent company report. Following the recommendation of the Audit Committee, the Supervisory Board concurred with the result of the audit of the dependent company report conducted by the auditors. Based on the final result of the Supervisory Board's own review of the dependent company report, there are no objections to the Board of Management's declaration on the dependent company report.

The Supervisory Board would like to thank the members of the Board of Management and all of Deutsche Telekom's employees for their commitment and dedication in the 2009 financial year.

Bonn, February 24, 2010
The Supervisory Board

Prof. Dr. Ulrich Lehner
Chairman

Corporate governance.

Sound, systematic corporate governance is particularly important for an international group such as Deutsche Telekom with its numerous subsidiaries, associates and joint ventures. The Company adheres to national provisions such as the recommendations of the Government Commission for a German Corporate Governance Code as well as international standards applicable to listings on international stock exchanges such as the New York Stock Exchange. The regulations of the United States, including the Sarbanes-Oxley Act which also applies to Deutsche Telekom, are of particular relevance in this context. The Supervisory Board and the Board of Management are convinced that sound corporate governance, taking company and industry-specific issues into account, is an important building block for the future success of Deutsche Telekom. Accordingly, responsibility for compliance with the principles of sound corporate governance is vested in senior management.

In the 2009 financial year, the Board of Management and Supervisory Board once again carefully examined the corporate governance of Deutsche Telekom AG and the Deutsche Telekom Group as well as the contents of the Corporate Governance Code. During the reporting period just ended, Deutsche Telekom AG once again fulfilled all of the Code's recommendations. The Supervisory Board and Board of Management of Deutsche Telekom AG therefore released unqualified declarations of conformity with the German Corporate Governance Code on August 28, 2009 and January 5, 2010.

Declarations of conformity pursuant to §161 of the German Stock Corporation Act (Aktiengesetz – AktG)

Declaration dated August 28, 2009:

I. The Supervisory Board and Board of Management of Deutsche Telekom AG hereby declare that, in the period since submission of the most recent declaration of conformity pursuant to §161 AktG on December 4, 2008, Deutsche Telekom AG has complied with the recommendations of the Government Commission for a German Corporate Governance Code announced by the Federal Ministry of Justice on August 8, 2008 in the official section of the electronic Federal Gazette (elektronischer Bundesanzeiger), without exception.

II. The Supervisory Board and Board of Management of Deutsche Telekom AG hereby declare further that Deutsche Telekom AG complies with the recommendations of the Government Commission for a German Corporate Governance Code, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (elektronischer Bundesanzeiger) on August 5, 2009, without exception.

Declaration dated January 5, 2010:

I. The Supervisory Board and Board of Management of Deutsche Telekom AG hereby declare that, in the period since submission of the most recent declaration of conformity pursuant to §161 AktG on August 28, 2009, Deutsche Telekom AG has complied with the recommendations of the Government Commission for a German Corporate Governance Code announced by the Federal Ministry of Justice on August 5, 2009 in the official section of the electronic Federal Gazette (Bundesanzeiger), without exception.

II. The Supervisory Board and Board of Management of Deutsche Telekom AG hereby declare further that Deutsche Telekom AG complies with the recommendations of the Government Commission for a German Corporate Governance Code, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on August 5, 2009, without exception.

@ These declarations of conformity can be found on the Deutsche Telekom website (www.telekom.com) via the following path: English/Investor Relations/Corporate Governance/Declaration of Conformity. This website also provides access to the superseded declarations of conformity from previous years.

Corporate governance practices beyond statutory requirements.

Deutsche Telekom has a Group-wide compliance organization that is continuously being expanded (@ also published in the 2009 Corporate Responsibility Report under www.cr-report.telekom.de). The first element to be introduced was a Compliance Committee that supports the Board of Management in setting up and developing the framework for an effective compliance management system. The members of the Compliance Committee are experienced managers in the areas of compliance, legal affairs, data privacy, corporate auditing, corporate security, and human resources. The Chief Compliance Officer, appointed by the Board of Management, is the chairman of the Compliance Committee. He reports to the Group Board of Management and directly to the Audit Committee and the Supervisory Board. A compliance officer has been appointed in each of the strategic business areas. There are compliance officers/contacts in the business units depending on their size and the risk exposure. The significance of compliance was underlined once again by the pooling of compliance activities in the Data Privacy, Legal Affairs and Compliance Board of Management department.

The compliance program includes the Code of Conduct and the Code of Ethics. The Code of Conduct defines how employees and management should practice value-based and legally compliant conduct in their daily business activities. The Code of Ethics addresses the members of the Group Board of Management and persons who carry special responsibility for financial reporting. The Code obliges the above individuals to comply with the principles of honesty, integrity, transparency and ethical conduct, and is expressly acknowledged once a year by those affected by way of signature. @ The Code of Conduct and the Code of Ethics are published on Deutsche Telekom's website (www.telekom.com).

Deutsche Telekom operates the Ask me! portal that Deutsche Telekom employees can use to ask compliance-related questions whenever they are uncertain of how to behave. @ Deutsche Telekom also operates the Tell me! portal (http://www.telekom.com/dtag/cms/content/dt/en/83040), which can be used to give anonymous tip-offs regarding potential or actual misconduct by telephone, by letter, or electronically. Compliance is monitored by the Audit Committee of the Supervisory Board.

Deutsche Telekom's annual compliance program is developed on the basis of a standardized risk assessment process and implemented via the compliance organization. The focus in 2010 is on the risk-oriented further development of the existing compliance program as part of which the compliance training sessions will be carried out in the form of classroom training and eLearning campaigns.

Deutsche Telekom has set up a Data Privacy Advisory Council, an independent advisory body to Deutsche Telekom AG's Board of Management. It ensures a constructive exchange of information with leading data privacy experts and specialists from the political, university and business arenas and other institutions, and gives advice on important issues relevant to data privacy. Lothar Schröder is the chairman of the Data Privacy Advisory Council. The Advisory Council can make recommendations to Deutsche Telekom AG. The recommendations are submitted to the Audit Committee of Deutsche Telekom AG.

Working methods of the Board of Management and the Supervisory Board as well as composition and working methods of committees.

Cooperation between the Supervisory Board and the Board of Management. The Supervisory Board and the Board of Management work closely together for the good of the Company and maintain regular contact. The Supervisory Board of Deutsche Telekom AG holds four regular meetings a year. In 2009 there were also two extraordinary meetings and one in-depth conference on the strategic alignment of the Company. The Board of Management keeps the Supervisory Board fully and regularly informed in good time of all relevant business developments, plans, potential risks, risk management, compliance, as well as of any deviations from original business plans. The Board of Management regularly submits written reports. The reporting obligations of the Board of Management have been specified by the Supervisory Board and go beyond statutory requirements. The activities of the Board of Management and the Supervisory Board are specified in separate Rules of Procedure. The Rules of Procedure of the Board of Management provide guidance in particular with regard to the departmental responsibilities of its individual members, matters reserved for the Board of Management as a whole, and the majorities required for resolutions. The Chairman of the Board of Management regularly exchanges information with the Chairman of the Supervisory Board.

Working methods of the Board of Management. The Board of Management normally meets on a weekly basis. As a rule, its resolutions are adopted by simple majority. In accordance with the Board of Management's schedule of responsibilities, there are eight Board departments: the Chairman of the Board of Management, the Member of the Board of Management for Finance, the Member of the Board of Management for Human Resources, the Member of the Board of Management for Data Privacy, Legal Affairs and Compliance, the Member of the Board of Management for T-Systems, the Member of the Board of Management for Germany, the Member of the Board of Management, Chief Operating Officer, and the Member of the Board of Management for Southern and Eastern Europe (Member of the Board of Management for Europe as of April 1, 2010). Each Board of Management member is authorized to manage the spheres of responsibility allocated to him. Certain matters are subject to approval by the full Board of Management. Furthermore, every Board member has the opportunity to submit relevant matters to the full Board of Management for decision. As a rule, members of the Board of Management should not be older than 62 years of age.

Working methods of the Supervisory Board. The Supervisory Board advises the Board of Management on issues concerning the governance of the Company and supervises and reviews its activities. The Supervisory Board is directly involved in all decisions of strategic importance to the Company. The work of the Supervisory Board is specified in the Rules of Procedure. To clarify the reporting requirements on the part of the Board of Management, the Supervisory Board has defined a catalog of transactions subject to approval. This catalog forms an integral part of the Rules of Procedure for the Supervisory Board and the Board of Management, respectively. The Supervisory Board of Deutsche Telekom AG consists of twenty members, ten representing the shareholders and ten representing the employees. The Supervisory Board members representing the shareholders are elected by the shareholders' meeting by simple majority. As in previous years, the elections to the Supervisory Board were held on an individual basis at the last shareholders' meeting on April 30, 2009. The terms of office of the individual Supervisory Board members representing the shareholders end on different dates. This makes it possible to adjust the composition of the Supervisory Board of Deutsche Telekom AG to respond rapidly to any changes in requirements. The Supervisory Board members representing employees were most recently elected by the employees at the delegates' assembly on December 4, 2008 according to the provisions of the German Codetermination Act (Mitbestimmungsgesetz – MitbestG). For details about replacements of Supervisory Board members during the reporting period, please refer to the Supervisory Board's report to the shareholders' meeting on page 30–38 of the Annual Report. The Supervisory Board is convinced that – in accordance with a recommendation by the German Corporate Governance Code – it has a sufficient number of independent members to provide impartial advice to and to monitor the Board of Management.

The Supervisory Board once again carried out an examination of its efficiency in the 2009 financial year. The Supervisory Board carried out its self-assessment based on a comprehensive questionnaire and individual discussions with the Chairman of the Supervisory Board.

The Supervisory Board has set an age limit according to which, as a rule, no person shall be proposed to the shareholders' meeting for election to the Supervisory Board if during his or her term of office that person would reach 72 years of age.

To the extent permitted by law, the Supervisory Board makes use of modern communication media to expedite its work and accelerate decision-making process in the interests of the Company.

The Chairman of the Supervisory Board coordinates the work of the Supervisory Board and presides over its meetings. Over and above his organizational duties in the Supervisory Board, the Chairman of the Supervisory Board maintains regular contact with the Chairman of the Board of Management and with the Board of Management as a whole, in order to stay informed about the Company's strategy, business developments, risk management policy and management measures, and to discuss these with the Board of Management. In this context, the Chairman of the Board of Management advises the Chairman of the Supervisory Board of all events that are significant to the situation, development, and governance of the Company.

For further details on the work of the Supervisory Board, please refer to the Supervisory Board's report to the shareholders' meeting on pages 30–38 of the Annual Report.

Working methods and composition of the Board of Management and Supervisory Board committees.

The Board of Management has set up two permanent committees to perform its tasks efficiently. First, the Board of Management Capital Expenditure Committee. This committee is responsible for the optimum allocation of resources from a business and strategic perspective, and supports the Group Board of Management in setting the capital expenditure and project budgets. The Group Board of Management is represented on this committee by the Chief Financial Officer (committee chairman until March 2009) and the Chief Operating Officer (committee chairman from April 2009). The remaining members are the Financial Directors of Southern and Eastern Europe, United States, COO/Europe, Germany and T-Systems, and the Heads of Group Controlling and Group Strategy. The second committee is the Mergers and Acquisitions Committee. Working on behalf of the Group Board of Management, this committee decides on the execution of transactions, within value thresholds, and monitors integration once the transactions have been executed. The members of this committee are the Chairman of the Board of Management (committee chairman), the Chief Financial Officer, the Chief Human Resources Officer, and the Heads of Mergers & Acquisitions, Group Strategy, and Global Business Development.

In order to perform its tasks more effectively, the Supervisory Board currently has six permanent committees in place: a General Committee to deal with personnel matters of the Board of Management and prepare the meetings for the Supervisory Board; a Staff Committee to advise the Board of Management on personnel questions not connected with the Board of Management; a Finance Committee to deal with complex financial issues and budgets; and an Audit Committee that performs the tasks of an audit committee in accordance with the German Corporate Governance Code as well as, within the scope of mandatory German law, the tasks of an audit committee under U.S. law, and deals with the annual financial statements before they are discussed by the entire Supervisory Board. Furthermore, the Supervisory Board has formed a Nomination Committee, which consists exclusively of shareholder representatives. The Nomination Committee is responsible for proposing to the Supervisory Board suitable candidates for recommendation to the shareholders' meeting for election. Finally there is the Mediation Committee in accordance with § 27 (3) of the Co-Determination Act. In addition, a special committee has been established as of January 1, 2010 to monitor the Company's participation in the spectrum auction for the fourth generation of mobile communications in Germany. For details about the composition and working methods of the committees, please refer to the Supervisory Board's report to the shareholders' meeting on page 30–38 of the Annual Report.

The committee chairpersons report to the Supervisory Board on a regular basis on the work of the committees. The chairman of the Audit Committee, Dr. h.c. Bernhard Walter, is particularly knowledgeable and experienced in the use of accounting standards and internal control procedures. He is also a financial expert within the meaning of the Sarbanes-Oxley Act. Dr. h. c. Bernhard Walter is not a former member of the Board of Management of the Company.

For further details of the members of the Supervisory Board and any seats they hold on the supervisory boards of other companies, please refer to pages 220–221 of the Annual Report.

Avoiding conflicts of interest. Board of Management members and Supervisory Board members are obliged to disclose immediately any conflicts of interest to the Supervisory Board. Any functions assumed by members of the Board of Management that are not covered by the Board of Management mandate are subject to approval by the General Committee of the Supervisory Board.

Risk and opportunity management. The management of opportunities and risks arising in connection with the Company's business activities is of fundamental importance to the Board of Management and the Supervisory Board for professional corporate governance. The Board of Management receives regular reports from the Risk Management department of the Company concerning current risks and their development. In turn, it reports to the Supervisory Board on the risk exposure and the risk management system. The risk management system in place at Deutsche Telekom is evaluated by the external auditors and Internal Audit, and is constantly being expanded and improved. The Audit Committee deals with risk management, including monitoring the effectiveness of the internal risk management system. In addition to financial risks, risk management also includes risks to the Company's reputation. For more information please refer to the section entitled "Risk and opportunity management" of the Annual Report (pages 106–116).

Internal controls over financial reporting. Deutsche Telekom meets the strict requirements of the U.S. capital markets, specifically Section 404 of the Sarbanes-Oxley Act (S-OX404). To this end, Deutsche Telekom implemented a process to systematically assess the effectiveness of its internal controls over financial reporting. Evidence of its effectiveness throughout the Group has again been provided for the 2009 financial year. The Audit Committee assumes the task of monitoring the accounting and financial reporting processes on behalf of the Supervisory Board. The system of internal controls over financial reporting is updated on an ongoing basis and monitored separately by Internal Auditing and external auditors.

The Audit Committee also monitors the effectiveness of the internal control system, which goes beyond financial reporting and therefore fulfills the requirements of the German Accounting Law Modernization Act (Bilanzrechtsmodernisierungsgesetz – BilMoG) which came into force in May 2009. For a description of the main features of the accounting-related internal control system, please refer to the "Group organization" section of the Group management report (page 61).

Accounting and audit of financial statements. An agreement has been reached with the external auditors that the Chairman of the Supervisory Board/the Audit Committee shall be advised immediately of any issues uncovered during the audit that might give rise to statements of exclusion or reservation in the auditors' report, unless these issues can be resolved forthwith. Moreover it has been agreed that the auditors shall immediately report any findings and issues which emerge during the audit and which have a direct bearing upon the tasks of the Supervisory Board. According to this agreement, the auditors undertake to inform the Supervisory Board or make a note in their report of any facts discovered during the audit which might indicate a discrepancy in the declaration of conformity with the German Corporate Governance Code submitted by the Board of Management and Supervisory Board. The Audit Committee assesses the independence of the auditors.

Report on the compensation of the Board of Management.

The compensation of each member of the Board of Management is reported in the notes to the consolidated financial statements, broken down in accordance with statutory requirements into fixed and performance-related components and long-term incentives. For details, please refer to pages 208–214 of the Annual Report under "Compensation of the Board of Management and the Supervisory Board." These disclosures in the notes to the consolidated financial statements are also an integral part of this Corporate Governance Report. A summary of the structure and main features of Board of Management compensation is given below.

The compensation system for the Board of Management, including the main elements of their service contracts, is defined and regularly reviewed by the Supervisory Board.* Since the introduction of the Act on the Appropriateness of Management Board Remuneration (Gesetz zur Angemessenheit der Vorstandsvergütung – VorstAG) and the update of the Deutsche Corporate Governance Code in 2009, the entire Supervisory Board approves the individual provisions of the Board of Management members' service contracts. Since then, the General Committee has the function of preparing the resolution for the Supervisory Board. The compensation of the Board of Management members is comprised of several elements. It includes fixed as well as short- and longer-term variable components, various fringe benefits that are also detailed for each Board member in the notes and which are generally payable in the form of benefits in kind, insurance contributions, or taxable non-cash benefits, as well as Board of Management pension entitlements.

The variable components include both components tied to the annual business results and long-term incentives containing risk elements.

The **annual variable component** is based on the extent to which each member of the Board of Management achieves the targets assigned to him by the Supervisory Board before the beginning of each financial year. If the targets associated with the variable elements of remuneration are achieved in full, around two thirds of the remuneration will be variable and one third fixed.

Benefits based on the Mid-Term Incentive Plan are offered as **long-term incentives containing risk elements.** There are also entitlements from stock option plans (see below for details of the 2001 Stock Option Plan). The **Mid-Term Incentive Plan** of Deutsche Telekom AG (MTIP) is a Group-wide long-term compensation instrument for senior executives. The members of the Board of Management have participated in it since the 2004 financial year. The plan has a term of three years and will be issued annually on a rolling basis. It consists of two share-based, additive and equally weighted performance parameters. For the 2009 financial year – as for 2007 and 2008 – one absolute and one relative plan target have been set. The absolute plan target is related to the increase in value of the Deutsche Telekom share. The relative plan target requires the total return of the Deutsche Telekom share to outperform the Dow Jones Euro STOXX Total Return Index. The tranche of the 2007 MTIP achieved the relative share price development target but not the absolute share price development target. This means 50 percent of the award amount can be paid out for the 2007 tranche. For details, please refer to the notes to the consolidated financial statements on pages 208–214 of the Annual Report.

The **2001 Stock Option Plan** was closed for the Board of Management in 2004. Options granted to current and former members of the Board of Management from tranches of the 2001 Stock Option Plan can still be exercised, provided the necessary conditions are met. For details, please refer to the notes to the consolidated financial statements on pages 208–214 of the Annual Report. These disclosures in the notes to the consolidated financial statements are also an integral part of this Corporate Governance Report.

The terms of the service contracts of the Board of Management members are linked to the term of appointment as a member of the Board of Management. To account for the Company's entitlement to terminate the appointment without this constituting cause for the simultaneous termination of the service contracts, the contracts of all the members of the Board of Management of Deutsche Telekom AG contain a clause specifying the maximum severance amount payable to the Board members in the event of their departure in such circumstances.

As a rule, the Board member's contracts stipulate a clause prohibiting them from joining a competitor after their departure.

Service contracts for members of the Board of Management include a provision in case of premature termination without good cause allowing a compensation payment which, in line with the recommendations of the Corporate Governance Code, is restricted to a maximum of two years' remuneration (severance cap) and may not exceed the remuneration due for the remaining term of the service contract.

* The compensation system for the Board of Management will be revised in 2010.

The members of the Board of Management are in principle entitled to a company pension. Its structure depends on the final salary received which means that Board of Management members receive a company pension based on a fixed percentage (between 5 and 6 percent) of their last fixed annual salary for each year of service rendered prior to their date of retirement. The maximum pension entitlement, attainable after ten years of Board of Management membership, is 50 (or 60) percent of the last fixed annual salary. The rights to benefits are generally vested in accordance with statutory provisions (or contractually vested immediately, in specific cases). Benefits are paid in the form of a lifelong old-age pension, an early-retirement pension, disability pension, and widow and orphans' pension. All other required details can be found in the notes to the consolidated financial statements on pages 208–214 of the Annual Report under "Compensation of the Board of Management and the Supervisory Board." These disclosures in the notes to the consolidated financial statements are also an integral part of this Corporate Governance Report.

Members of the Board of Management receive no third-party remuneration for their activity as Board members.

For details of the compensation system and a specification of the long-term incentives containing risk elements, please refer to the notes to the consolidated financial statements, on pages 208–214 of the Annual Report under "Compensation of the Board of Management and the Supervisory Board", or to the company website (www.telekom.com) under Investor Relations/Corporate Governance/Incentive plans. These disclosures in the notes to the consolidated financial statements are an integral part of this Corporate Governance Report.

Report on the compensation of the Supervisory Board.

The compensation of the members of the Supervisory Board is specified in §13 of the Articles of Incorporation. It is designed to take account of the responsibilities and scope of activity of the members of the Supervisory Board, as well as the financial position and success of the Company. In addition to fixed compensation, the members of the Supervisory Board receive performance-related compensation based on the development of net profit per share. Performance-related compensation also includes variable components linked to the long-term performance of the Company. Special functions such as that of Chairman or Deputy Chairman of the Supervisory Board and chair or member of any of its committees are taken into account.

The compensation of each member of the Supervisory Board is reported in the notes to the consolidated financial statements, broken down in accordance with statutory requirements into its individual components. For details please refer to pages 208–214 of the Annual Report under "Compensation of the Board of Management and the Supervisory Board." These disclosures in the notes to the consolidated financial statements are also an integral part of this Corporate Governance Report.

No other remuneration was paid by the Company to the members of the Supervisory Board, or advantages extended for services provided individually, in particular advisory services or agency services. Lothar Schröder received attendance fees for his function as chairman of the Data Privacy Advisory Council.

Share ownership by members of the Board of Management and the Supervisory Board.

Total direct or indirect holdings of shares in the Company or associated financial instruments by members of the Board of Management and the Supervisory Board do not exceed 1 percent of the shares issued by the Company.

Securities-based incentive systems.

Specific details of the securities-based incentive systems of the Company are contained in the notes to the consolidated financial statements on pages 193–197 under "Stock-based compensation plans" and on pages 208–214 under "Compensation of the Board of Management and the Supervisory Board" of the Annual Report. These disclosures in the notes to the consolidated financial statements are also an integral part of this Corporate Governance Report.

The T-Share.

A turbulent year on the stock exchanges closed on a positive trend // Telecommunications stocks recovered in the second half of the year

T-Share information.

	2009	2008
Xetra closing prices (€)		
Share price on the last trading day	10.29	10.75
Year high	11.39	15.55
Year low	7.93	9.00
Trading volume		
German exchanges (billions of shares)	5.3	8.4
New York Stock Exchange (ADRs) (millions of shares)	356	380
Tokyo Stock Exchange (millions of shares)	0.3	0.2
Market capitalization on the last trading day (billions of €)	**44.9**	**46.9**
Weighting of the T-Share in major stock indexes on the last trading day		
DAX 30 (%)	5.8	7.2
Dow Jones Euro STOXX 50® (%)	1.2	1.6
T-Share – key figures		
Earnings per share (basic and diluted) (€)	0.08	0.34
Proposed dividend (€)	0.78	0.78
Number of shares issued (millions, at year-end)	4,361.32	4,361.32

Capital markets environment.

2009 was another turbulent year for stock markets around the world. After the capital markets reached new lows in early March 2009 on the back of negative trends reported by companies and speculation about the scale and scope of the financial and economic crisis, stock markets recorded a clear upswing in the second half of the year. The developments on the stock markets were helped by a general trend toward recovery in the global economy. Economies in emerging countries already started to pick up in the second quarter of 2009. This stimulation of global trade markets resulted in numerous economic indicators suggesting a turnaround from mid-2009, including in industrialized countries.

Development of international indexes.

After a temporary drop of over 20 percent as compared to the start of 2009, the leading German index, the DAX 30, closed 2009 up 23.8 percent. The leading European index, the DowJones STOXX 50®, gained 24.1 percent over the year and the broader DowJones STOXX 600®, which brings together the 600 biggest European stocks, recorded its best year since 1999 with a plus of 27.6 percent. The main U.S. indexes also benefited from the positive economic indicators in the second half of 2009 as the financial crisis calmed down. The Dow Jones Industrial Index gained 18.8 percent over the course of the year. The NASDAQ technology index closed the year up 43.9 percent while the S & P-500 recorded a plus of 23.5 percent. The Japanese Nikkei 225 index gained 19 percent over the same period.

T-Share performance.

The T-Share also had a volatile year on the markets in 2009, reaching its high for the year of EUR 11.39 right at the beginning of the year on January 5, 2009. It hit its low for the year of EUR 7.93 in June after Deutsche Telekom had revised its guidance for 2009 in April and the dividend was paid in May. Supported by steadily growing confidence on the capital market that Deutsche Telekom would achieve its adjusted targets for 2009, the T-Share gained over EUR 1.89 or 22.5 percent in value in the second half of the year and closed the year at EUR 10.29. Overall, the T-Share lost 4.2 percent over the year.

T-Share as compared to DAX, Dow Jones STOXX 50® and Dow Jones STOXX® Telecommunications.
January 1 through December 31, 2009


130
120
110
100
90
80
70
60
50
40
30
1 2 3 4 5 6 7 8 9 10 11 12
Deutsche Telekom
DAX
Dow Jones STOXX 50®
Dow Jones STOXX® Telecommunications

T-Share as compared to other telecommunications companies.
January 1 through December 31, 2009


130
120
110
100
90
80
70
60
50
40
30
1 2 3 4 5 6 7 8 9 10 11 12
Deutsche Telekom
France Télécom
British Telecom
Telefónica
Telecom Italia
KPN
Vodafone

Shareholder structure. *
At December 31, 2009


56.1% Institutional investors
12.2% Retail investors
16.9% KfW
14.8% Federal Republic

* Total free float based on rounded figures (December 2009).

Geographical distribution of free float. *
At December 31, 2009


36.6% Germany
25.8% United States/Canada
18.9% Rest of Europe
15.8% United Kingdom
2.9% Other countries

* Total free float based on rounded figures (December 2009).

Dividend.

The Board of Management and Supervisory Board of Deutsche Telekom AG propose to this year's shareholders' meeting, to be held on May 3, 2010, the distribution of a dividend of EUR 0.78 per share.

Shareholder structure.

Apart from the shares held by the Federal Republic of Germany and KfW, the shareholder structure of Deutsche Telekom AG changed compared with the prior year. The proportion of institutional investors was 56.1 percent of the total share capital as of December 31, 2009, while the share of retail investors amounted to 12.2 percent. Free float continued to account for 68.3 percent of the total share capital. The Federal Republic's shareholding including that of KfW (formerly Kreditanstalt für Wiederaufbau) is therefore still 31.7 percent.

Investor relations.

In the 2009 financial year, Deutsche Telekom continued its intensive dialog with institutional investors, retail investors, and financial analysts. In individual and group discussions during its roadshows in Europe, Asia, and North America, top management personally presented the Group strategy and the Company's financial position along with annual and quarterly results.

Direct communication with the capital markets was maintained on several occasions including an analysts' conference in Bonn and international investors' conferences held at various locations including Frankfurt/Main, Barcelona, London, Paris, and New York.

Comprehensive online services were again available to Deutsche Telekom's shareholders in the 2009 financial year. Shareholders can continue using the Internet dialog to register to receive shareholders' meeting documents by e-mail. In addition, the Internet dialog also facilitates the ongoing expansion of electronic communication with shareholders. The personal profiles they have set up allow shareholders to order tickets for the shareholders' meeting, and shareholders not attending in person can issue proxy authorizations and voting instructions while the shareholders' meeting is in progress, until shortly before votes are cast.

In addition, the "direkt" newsletter (available in German only) reports on the most recent quarterly results and the annual financial statements of the Group. It also covers significant developments and events as well as the Group strategy, and contains special offers for shareholders. The newsletter is available for download from the Investor Relations website. Shareholders can also receive the free newsletter in printed form or by e-mail. Last year, Deutsche Telekom shareholders and other persons interested in the T-Share made intensive use of the services for retail investors. Our team processed around 26,400 inquiries. Retail investors can address our IR team directly at +49 (0) 228 181 88333 (fax +49 (0) 228 181 88339) or by e-mail on forum-taktie@telekom.de to answer any questions relating to Deutsche Telekom.

Group management focuses on the expectations Deutsche Telekom's four groups of stakeholders – shareholders, providers of debt capital, employees, and "entrepreneurs within the enterprise" – have of the Group. Its purpose is to strike a balance between these contrasting expectations and interests so that sufficient funding is available for investment, socially responsible staff restructuring, debt repayment, and an attractive dividend policy.



49 Group management report

Overview of the 2009 financial year.


What we have achieved.
Deutsche Telekom recorded stable results in a challenging economic environment.
Net revenue.
billions of €
80
70
60
50
40
30
20
10
0
62.5
61.7
64.6
2007
2008
2009
EBITDA (adjusted for special factors).
billions of €
24
21
18
15
12
9
6
3
0
19.3
19.5
20.7
2007
2008
2009
Free cash flow (before dividend payments).
billions of €
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
6.6
7.0
7.0
2007
2008
2009
The proportion of net revenue generated outside Germany amounted to 56.6 percent, with OTE contributing EUR 5.4 billion in the 2009 financial year.


Net profit (adjusted for special factors).
billions of €
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
3.0
3.4
3.4
2007
2008
2009
Contribution of the regions to net revenue.
%
43.4 % Germany
31.8 % Europe (excluding Germany)
24.0 % North America
0.8 % Other countries

Net revenue of the Group increased by 4.8 percent to EUR 64.6 billion.

Proportion of international revenue increased to 56.6 percent.

Group EBITDA EUR 19.9 billion; EBITDA adjusted for special factors EUR 20.7 billion.

Net profit EUR 0.4 billion. Adjusted net profit EUR 3.4 billion.

Free cash flow before dividend payments EUR 7.0 billion.

Deutsche Telekom Group management report.

Stable results in a challenging economic environment.

In the 2009 financial year, despite the difficult economic environment Deutsche Telekom achieved its guidance for adjusted EBITDA (excluding OTE), which it had revised in April 2009, of between 2 and 4 percent below prior-year level.

Deutsche Telekom generated a year-on-year net revenue increase of EUR 2.9 billion or 4.8 percent. The first-time full consolidation of the Greek company Hellenic Telecommunications S.A., Athens, Greece (OTE) was the primary driver behind this increase, contributing EUR 5.4 billion. Adjusted for the effects of changes in the consolidated group (EUR 5.5 billion) and negative exchange rate effects (EUR 0.4 billion), net revenue decreased compared with the prior year in the face of a challenging economic environment.

The proportion of net revenue generated outside Germany increased to 56.6 percent (2008: 53.2 percent). While the Group's revenue in the United States and Southern and Eastern Europe operating segments increased, revenue in the Germany, Europe and Systems Solutions operating segments declined.

Group EBITDA generated by Deutsche Telekom in the 2009 financial year totaled EUR 19.9 billion (2008: EUR 18.0 billion). Adjusted EBITDA totaled EUR 20.7 billion in the 2009 financial year (2008: EUR 19.5 billion). OTE, which was fully consolidated for the first time, contributed EUR 2.0 billion to both EBITDA and adjusted EBITDA.

In the 2009 financial year, EBITDA was negatively affected by special factors totaling EUR 0.8 billion. These special factors primarily consisted of expenses for staff-related measures and non-staff-related restructuring in the Germany and Systems Solutions operating segments.

Deutsche Telekom generated a net profit of EUR 0.4 billion in the 2009 financial year, compared with EUR 1.5 billion in the prior-year period. This decrease is mainly attributable to higher levels of depreciation, amortization and impairment losses, primarily as a result of impairment losses on goodwill. Adjusted net profit amounted to EUR 3.4 billion.

Free cash flow (before dividend payments and including OTE) of EUR 7.0 billion remained at prior-year level. While cash generated from operations increased slightly, cash outflows for intangible assets and property, plant and equipment also increased.

Connected life and work with innovative products and network infrastructure.

Deutsche Telekom intends to add further convergence products to its product portfolio in the context of connected life and work and increase the number of high-value customer relationships over the long term. Investment priorities in Germany are growth and innovation, particularly the further integrated and value-enhanced broadband expansion in fixed-network and mobile communications as well as quality and service initiatives.

The **Germany** operating segment is affected by continuing intense competition and regulatory measures.

Packages consisting of fixed-network and mobile communications products for business customers were presented for the first time at CeBIT 2009. These Business Bundles enable seamless, efficient interaction between mobile and fixed-network information and communication and are aimed at the self-employed, small companies, and medium-sized and large enterprises.

Fixed network. Since 2006, Deutsche Telekom's fixed-network operations have offered products that combine telephony with Web surfing and television. The individual packages have been continuously refined, geared towards customers' needs, and their bandwidths increased. Deutsche Telekom launched its new LIGA total! product range in the 2009 financial year. With Entertain, the Deutsche Telekom Group's German IPTV product, customers can now watch all first- and second-division Bundesliga soccer matches on television for an additional charge.

The Entertain Pur package, which was launched in late 2009, consists purely of TV and voice services.

The product range is complemented by the Scout group's and Load family's download portals such as Gamesload, Softwareload, Videoload and Musicload which, according to the market research company Gesellschaft für Konsumforschung (GfK), ranked very highly in German customer evaluation surveys.

Since April 2009, customers have been able to use the new terminal equipment service package. For a low monthly flat rate, customers receive the latest terminal devices and a comprehensive package of services including software updates, remote maintenance and installation support, plus a lifelong equipment warranty.

The Wholesale Services unit serves other German network operators and service providers as well as internal customers, supplying them with upstream and other services from various product segments, such as access, interconnection, IP data, and network services. Network operators and service providers implement their own business models based on Deutsche Telekom's wholesale services, such as unbundled local loop (ULL) lines, bitstream access or resale, including the Wholesale Internet Access (WIA) and WIA Gate product options.

The service platforms of the German fixed network offer a wide range of voice, video, and data services plus other value-added services for consumers, business, and corporate customers, though capital spending remains focused on IP-based technologies for the network infrastructure. These investments, which began in 2005, are preparing the ground for the roll-out of the Next Generation Network (NGN). As Deutsche Telekom is still obliged to provide services for customers who use the PSTN (Public Switched Telephone Network), the corresponding parts of the existing network infrastructure must be used alongside the NGN.

In Germany, Deutsche Telekom already supplies around 1,000 towns and cities with ADSL2+ and, in the 50 largest cities, it also offers services via its VDSL infrastructure. As it continues to expand the infrastructure, the Group is increasingly looking to cooperation models with local authorities and competitors. In 2009, 722 cooperation agreements with municipalities and capacity expansion as part of the scheduled network build-out added the scope to connect around 374,000 additional households to the broadband network.

Deutsche Telekom opened up its VDSL network to competitors even before being required to do so by the regulator and is planning collaborations to roll out fiber-optic access networks in German cities.

Mobile communications. In order to make connected life and work as easy as possible any time and any place, T-Mobile Deutschland is systematically improving its network performance and extending corresponding bandwidth coverage on a demand-oriented basis. T-Mobile Deutschland is working intensively on the further development of the NGMN (Next Generation Mobile Network), the network technology of the future. This new technology will support transmission rates that are five to ten times higher than HSDPA and HSUPA. One potential NGMN technology is LTE (Long-Term Evolution), which can reach data download speeds of up to 170 Mbits/s. T-Mobile Deutschland gave live demonstrations of the power of LTE in the 2009 financial year.

T-Mobile Deutschland introduced a number of quality improvements for the Mobile TV service in spring 2009. The technical platform now offers five different quality profiles that allow the video stream to be geared to the features of the mobile device used and the cell's current bandwidth, thus achieving clearly higher image and sound quality. T-Mobile Deutschland is the only network operator in Germany to broadcast all first- and second-division Bundesliga soccer matches live to mobile handsets with its LIGA total! service.

T-Mobile Deutschland is setting the pace in the field of double play, with the Complete and Combi calling plans offering flat rates for telephony and mobile high-speed Internet access. These integrated voice/data rates give customers maximum convenience and cost control. The outstanding acceptance of the current calling plan portfolio is helping Deutsche Telekom build up high-value customer relationships. Alongside traditional cell phones and smartphones, netbooks with integrated mobile communications technology and USB modems are key products for mobile data usage. Since these mini-notebooks are particularly small and light, they are ideal for convenient mobile surfing at high speeds.

February 2009 saw the German market launch of the T-Mobile G1, the world's first cell phone to use the Android operating system. The Android handset range has since been extended to include the T-Mobile G2 Touch and the T-Mobile Pulse. Thousands of programs and games can be downloaded from the online Android Market.

In June 2009, T-Mobile Deutschland exclusively introduced the Apple iPhone 3GS – currently the most powerful iPhone in the market. Approximately 1.5 million iPhones were delivered to customers in Germany between the launch and the end of 2009.

Launching the first two Windows-based cell phones in November 2009, T-Mobile Deutschland continued to lead the way in connected life and work on the move. The Microsoft Windows Mobile 6.5 Professional operating system is the hallmark of the HTC Touch2 and the HTC HD2, which are ideally equipped for Windows Marketplace applications that users can easily download.

The introduction of the latest version of the web'n'walk mobile Internet service platform underscores T-Mobile Deutschland's leading position in the mobile Internet. Users in Germany can, for instance, access their favorite personalized services with a single click using widgets, small Web applications on the handset's home screen.

In the course of the financial year, T-Mobile Deutschland again strengthened its reputation as a pioneer in the M2M business (machine-to-machine communication), for example in the field of smart metering technology, which allows residential meter readings such as electricity and gas to be recorded digitally, helping utility companies to design more efficient energy packages for their customers and to improve utility delivery. On the basis of strategic partnerships, T-Mobile Deutschland offers additional elements of the value chain from a single source from hardware and mobile communications through to solution enabling.

3G network expansion in the United States.

In the **United States** operating segment (T-Mobile USA) the number of customers at the end of 2009 increased to 33.8 million with a total of 1.0 million net new customers added in the year. T-Mobile USA ended the year with a nationwide 3G network covering over 205 million people, almost doubling T-Mobile USA's 3G network coverage in 2009. T-Mobile USA also upgraded its national 3G network during the year from 3.6 Mbit/s to 7.2 Mbit/s. In 2010, T-Mobile USA intends to further expand and upgrade the 3G mobile communications network, including an upgrade of the top 30 U.S. markets to HSPA+ with a top download speed of 21 Mbit/s.

With the expanded and upgraded 3G network, customers have increased their adoption of 3G-enabled converged devices driving data revenue growth. In 2009, T-Mobile USA delivered an innovative handset line-up which now includes eleven 3G-enabled converged devices. Following the success of the 2008 launch of the T-Mobile G1TM, T-Mobile USA launched the T-Mobile MyTouch TM 3G, and ended the year with a market-leading four Android TM devices in its handset lineup.

During the year, T-Mobile USA delivered market-leading value in wireless with its launch of Even More rate plans. Some of these plans feature unlimited nationwide voice, text and data services, and include rate plans with and without subsidized handsets. Additionally, in 2009 T-Mobile USA continued to expand its retail distribution network, including a sales agreement with the American electronics retail store chain RadioShack which expanded the number of locations carrying T-Mobile USA products and services by almost a third and regained its leadership in customer service as demonstrated by independent consumer ratings.

Encouraging development in the contract customer business.

In the **Europe** operating segment, the structure and, in turn, the quality of the customer base continuously improved in the course of the 2009 financial year. At the end of the reporting year, the segment served 44.2 million customers, the same level as in the prior year. The contract customer base rose against the previous year in both absolute and relative terms, compensating for the lower customer figures in the prepaid business. This success is partly attributable to intense marketing efforts to acquire and retain customers. Moreover, improvements in the product portfolio attracted new groups of customers. New mobile Internet applications and attractive smartphones contributed to this success. Most contract customer growth came from the countries with successful Apple iPhone, T-Mobile G1 and T-Mobile G2 Touch sales.

In addition to the products offered, strategic partnerships with multinational corporations safeguarded Deutsche Telekom's status as the leading provider for connected life and work.

In November 2009, Deutsche Telekom AG and France Télécom S.A. agreed to merge their British companies, T-Mobile UK and Orange UK, in a 50 : 50 joint venture. According to competitors' figures published in the third quarter of 2009, once the transaction has been completed the joint venture will have a total customer market base of around 32.7 million customers (including Virgin Mobile), which would make it the leading mobile carrier in the United Kingdom.

Customer additions in mobile communications and broadband growth in fixed-network communications.

The first-time full consolidation of OTE in the **Southern and Eastern Europe** operating segment strengthened Deutsche Telekom's position in the region. Significant growth in customer numbers was recorded in the broadband and mobile communication business. The global economic crisis, which caused gross domestic product (GDP) declines and major currency fluctuations, created a challenging economic environment that exerted enormous pressure.

In Hungary, for example, the further integration of fixed-network, broadband and mobile communications plus satellite TV helped the Deutsche Telekom Group to play a leading role in gaining "access to all the customers' screens" and to boost innovation in the Hungarian market. Other markets in the Southern and Eastern Europe operating segment also have been prepared for integration.

The bundling of telecommunications services with entertainment/TV services boosts the benefit to the customer, thus reducing churn and creating an environment that will ultimately contribute to Deutsche Telekom's connected life and work strategy.

The investments in high-performance broadband infrastructures created the foundation, for example, for doubling the number of IPTV customers to more than 400,000 lines.

New forward-looking projects for corporate customers.

The **Systems Solutions** operating segment has identified five key issues – core beliefs – on the basis of which it intends to face the challenges of the ever-increasing competition in the information and communication technology (ICT) market: Dynamic Net-Centric Sourcing, Collaboration, Mobile Enterprise, Security & Governance, and Sustainability & Corporate Responsibility. T-Systems has aligned its portfolio and services with these five issues, paving the way for the networked future of business and society.

The focus on corporate customers' systems business translated into a number of large-scale orders in and outside Germany in the reporting year, with MAN (commercial vehicle, engine and mechanical engineering) and Linde AG (gas and engineering) both signing up to purchase key ICT services from T-Systems for seven years. In Germany, T-Systems manages the network connecting the branches of the REWE Group, including its tourism arm with 900 DER and Atlas travel agencies. T-Systems is implementing one of its largest-ever SAP projects for automotive supplier Continental, consolidating and operating its entire SAP landscape. T-Systems also secured large orders from the public sector: In Baden-Württemberg, for example, it will install computers and printers at several government departments and associated public authorities. In North Rhine-Westphalia, T-Systems is introducing a new budgeting and accounting system for the regional administration.

International business was also boosted by a number of major deals abroad. In the future, T-Systems will provide all telecommunications services for the global energy group BP. Under the five-year contract, T-Systems and its partner Siemens Enterprise Communications will migrate BP's international network to next-generation voice and data communications. T-Systems has been contracted to provide worldwide computing center and SAP services for Royal Philips Electronics. In South Africa, T-Systems is responsible for all information and communications technology of Eskom, a power utility, and Transnet, a transportation company. T-Systems will also take over SAP's hosting customers in Europe and will support the software applications of almost 90 SAP customers in its computing centers.

T-Systems is acquiring a strong footprint in the growing healthcare market. Through T-Venture, Deutsche Telekom's venture capital company, T-Systems has acquired a stake in Portavita, the Netherlands' leading provider of solutions for the IT-based integrated care of chronically ill patients. Through T-Venture, T-Systems is also taking over shares in the Dutch software developer MGRID, a Portavita partner specializing in developing hardware and software for medical database applications. Together, the companies intend to tailor the tried and tested solutions from the Netherlands to the German and other European markets.

Group organization.

Realignment of the management structure // Expansion of the portfolio of shareholdings to include OTE // Joint venture in the United Kingdom

Organizational structure and business activities.

Deutsche Telekom is an integrated telecommunications provider. The Group offers its customers around the world a comprehensive portfolio of state-of-the-art telecommunications and IT services.

Since July 1, 2009, Deutsche Telekom's organizational structure has reflected the realigned management structure approved by the Supervisory Board on April 29, 2009. The new structure increases regional market responsibility in the combined fixed-network and mobile communications business. The realignment also resulted in a change to the structure of the operating segments from July 1, 2009. Since July 1, 2009, Deutsche Telekom has reported on the five operating segments Germany, United States, Europe, Southern and Eastern Europe, and Systems Solutions, as well as on Group Headquarters & Shared Services.

Fixed-network business includes all voice and data communications activities based on fixed-network and broadband technology. This includes the sale of terminal equipment and other hardware, as well as the sale of services to resellers.

The mobile communications business offers mobile voice and data services to consumers and business customers. Mobile terminals and other hardware are sold in connection with the services offered. In addition, T-Mobile services are sold to resellers and to companies that buy network services and market them independently to third parties (MVNOs).

The business activities in four of these five operating segments are assigned by regions and in the fifth by customers and products. The **Germany** operating segment comprises all fixed-network and mobile activities in Germany. Fixed-network business consists of consumers and business customers, after the latter had been reassigned effective January 1, 2009 from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to fixed-network operations. Fixed-network services are also sold to resellers and to other operating segments of the Group.

The **United States** operating segment (T-Mobile USA) comprises all of Deutsche Telekom's wireless activities in the U.S. market and offers mobile voice and data services to consumers and business customers. Mobile devices and accessories are usually sold in connection with the services offered. In addition, T-Mobile USA offers its customers a number of service options, including rate plans with and without contracts, the ability to pay in advance or subsequent to service, and rate plans with and without subsidized handsets. T-Mobile USA uses a mix of direct and indirect distribution channels to market its mobile voice and mobile data products and services. T-Mobile USA services are also sold to wholesale entities such as MVNOs and machine-to-machine operators and are a growing distribution channel for T-Mobile USA unbranded products and services.

The **Europe** operating segment covers all activities of the mobile communications companies in the United Kingdom, Poland, the Netherlands, the Czech Republic and Austria, as well as the International Carrier Sales and Solutions unit, which mainly provides wholesale telecommunications services for the Group's other operating segments.

The **Southern and Eastern Europe** operating segment comprises all fixed-network and mobile communications operations of the national companies in Hungary, Croatia, Slovakia, Greece, Romania, Bulgaria, Albania, the F.Y.R.O. Macedonia, and Montenegro.

The **Systems Solutions** operating segment offers products and solutions for major public-sector institutions and large multinational corporations (corporate customers) under the T-Systems brand. The operating segment offers its customers information and communication technology (ICT) from a single source. It develops and operates infrastructure and industry solutions for corporate customers. Drawing on a global infrastructure of computing centers and networks, T-Systems operates ICT systems and provides integrated solutions for the networked future of business and society.

Group Headquarters & Shared Services comprises all Group units and subsidiaries that cannot be allocated directly to one of the operating segments. Group Headquarters is responsible for strategic and cross-segment management functions. The Shared Services unit is responsible for all other operating functions that are not directly related to the aforementioned operational segments' core business. These include Vivento, which provides employees with new employment opportunities as part of the staff restructuring program, Real Estate Services, whose activities include managing Deutsche Telekom AG's real estate portfolio, and DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services. In addition, Group Headquarters & Shared Services includes the Products & Innovation unit and other Group-wide functions in the area of technology, IT and mobile communications that report to the Chief Operating Officer. Shared Services is primarily active in Germany. The main subsidiaries in Shared Services are GMG Generalmietgesellschaft mbH, DeTeFleetServices GmbH, and Vivento Customer Services GmbH.

Legal structure of the Deutsche Telekom Group.

Deutsche Telekom AG, Bonn, is the parent of the Deutsche Telekom Group. Its **shares** are traded on several stock exchanges, including Frankfurt, New York, and Tokyo. Information on the share capital in accordance with § 315 (4) No. 1 of the German Commercial Code (Handelsgesetzbuch – HGB) can be found in Note 14 of the notes to the consolidated financial statements.

Voting rights are restricted in relation to the treasury shares (around 2 million as of December 31, 2009) and the trust shares (around 19 million as of December 31, 2009). The trust shares are connected with the acquisitions of VoiceStream and Powertel in 2001. As part of these acquisitions, Deutsche Telekom AG issued new shares from authorized capital to trustees for the benefit of holders of warrants, options, and conversion rights, among others. As regards the shares issued to trusts, the trustees in question waived voting rights and subscription rights and, in general, dividend rights for the duration of the trusts' existence. The shares issued to the trusts can be sold on the stock exchange on the instruction of Deutsche Telekom AG if the beneficiaries do not exercise their options or conversion rights or if these expire. The proceeds from the sale accrue to Deutsche Telekom AG.

The shareholders' meeting on April 30, 2009 authorized the Board of Management to increase the share capital with the approval of the Supervisory Board by up to EUR 2,176,000,000 by issuing up to 850,000,000 no par value registered shares against non-cash capital contributions in the period ending April 29, 2014. This authorization may be exercised either in full or in one or several partial amounts. The Board of Management is authorized, subject to the approval of the Supervisory Board, to disapply shareholders' preemptive rights when issuing new shares for business combinations or acquisitions of companies, parts thereof or interests in companies, including increasing existing investment holdings, or other assets eligible for contribution for such acquisitions, including receivables from Deutsche Telekom AG. The Board of Management is also authorized, subject to the approval of the Supervisory Board, to determine the rights accruing to the shares in the future and the conditions for issuing shares (2009/I authorized capital).

The shareholders' meeting on April 30, 2009 authorized the Board of Management to increase the share capital with the approval of the Supervisory Board by up to EUR 38,400,000 by issuing up to 15,000,000 no par value registered shares against cash and/or non-cash contributions in the period ending April 29, 2014. This authorization may be exercised either in full or in one or several partial amounts. Shareholders' preemptive rights are disapplied. The new shares may only be issued to grant shares to employees of Deutsche Telekom AG and of lower-tier companies (employee shares). The new shares can also be issued to a bank or another company meeting the requirements of § 186 (5), sentence 1 of the German Stock Corporation Act (Aktiengesetz – AktG) that assumes the obligation to use these shares for the sole purpose of granting employee shares. Where permitted by law, the employee shares may also be issued in such a way that the contribution to be paid in return is taken from the part of the net profit that the Board of Management and the Supervisory Board may transfer to other retained earnings in accordance with § 58 (2) AktG. The shares to be issued as employee shares can also be acquired in the form of a securities loan from a bank or some other company meeting the requirements of § 186 (5), sentence 1 AktG and the new shares used to repay this securities loan. The Board of Management is authorized, subject to the approval of the Supervisory Board, to determine the rights accruing to the shares in the future and the conditions for issuing shares (2009/II authorized capital).

The 2004 and 2006 authorized capital that existed as of December 31, 2008, were canceled in favor of the aforementioned 2009/I and 2009/II authorized capital with effect from May 26, 2009, the date of entry in the commercial register.

The share capital has been contingently increased by up to EUR 31,813,089.28 as of December 31, 2009, composed of up to 12,426,988 new no par value registered shares (contingent capital II). The contingent capital increase is exclusively for the purpose of meeting preemptive rights to shares from stock options granted in the period until December 31, 2003 on the basis of the authorization for a 2001 Stock Option Plan granted by resolution of the shareholders' meeting on May 29, 2001. It will be implemented only to the extent that the holders of stock options exercise these options. The share capital has been contingently increased by EUR 600,000,000 as of December 31, 2009, composed of up to 234,375,000 no par value registered shares (contingent capital IV). The contingent capital increase shall only be implemented to the extent that it is needed to service convertible bonds or bonds with warrants issued or guaranteed on or before April 25, 2010.

The shareholders' meeting on April 30, 2009 authorized the Board of Management to purchase up to 436,131,999 no par value shares in Deutsche Telekom AG by October 29, 2010, with the amount of share capital accounted for by these shares totaling up to EUR 1,116,497,917.44, provided the shares to be purchased on the basis of this authorization in conjunction with the other shares of Deutsche Telekom AG which it has already purchased and still possesses or are to be assigned to it under § 71d and § 71e AktG do not at any time account for more than 10 percent of the Deutsche Telekom AG's share capital.

This authorization may be exercised in full or in part. The purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached. Dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG or third parties acting for the account of Deutsche Telekom AG or for the account of dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG are also entitled to purchase the shares. The purchase takes place without prejudice to the principle of equal treatment through the stock exchange or a public purchase offer addressed to all shareholders. By resolution of the shareholders' meeting of April 30, 2009, the Board of Management is authorized to redeem Deutsche Telekom AG's shares purchased on the basis of the aforementioned authorization, without such redemption or its implementation requiring a further resolution of the shareholders' meeting.

The main agreements entered into by Deutsche Telekom AG, which include a **clause in the event of a change of control,** principally relate to bilateral credit lines and several loan agreements. In the event of a takeover, the individual lenders have the right to terminate the credit line and, if necessary, serve notice or demand repayment of the loans. A takeover is assumed when a third party, which can also be a group acting jointly, acquires control over Deutsche Telekom AG.

In addition, the other members of the Toll Collect consortium (Daimler Financial Services AG and Cofiroute SA) have a call option in the event that the ownership structure of Deutsche Telekom AG changes such that over 50 percent of its share capital or voting rights are held by a new shareholder and this change was not approved by the other members of the consortium. § 22 (1) of the German Securities Trading Act (Wertpapierhandelsgesetz – WphG) similarly applies to the allocation of voting rights.

Should Deutsche Telekom AG be taken over by another company that is not a telecommunications company based in the European Union or the United States of a similar size and stature to Deutsche Telekom AG, the Hellenic Republic shall have the right to purchase from Deutsche Telekom AG all the shares Deutsche Telekom AG owns in the Greek company Hellenic Telecommunications Organization S.A., Athens, Greece (OTE). For this purpose, Deutsche Telekom shall be deemed to have been taken over if one or several entities, with the exception of the Federal Republic of Germany, directly or indirectly acquires 35 percent of the voting rights in Deutsche Telekom AG.

In the 2009 financial year Deutsche Telekom AG and France Télécom S.A. agreed to merge their British companies, T-Mobile UK and Orange UK, in a 50 : 50 joint venture. Under the terms of the joint venture agreement, if a third party were to take a controlling stake in Deutsche Telekom, for a period of one year France Télécom would be relieved of all restrictions imposed on the shareholders relating to the transfer of their shares. Transferring shares to competitors would remain prohibited even in this situation, however.

The principal subsidiaries of Deutsche Telekom AG are listed in the notes to the consolidated financial statements in the section "Summary of accounting policies" under **"Consolidated group."** In addition to Deutsche Telekom AG, 62 German and 182 foreign subsidiaries are fully consolidated in Deutsche Telekom's consolidated financial statements (December 31, 2008: 65 and 164). 12 associates (December 31, 2008: 14) and 5 joint ventures (December 31, 2008: 5) are also included using the equity method.

The changes in the consolidated group relate to both acquisitions and divestments.

In the 2008 financial year, Deutsche Telekom acquired 25 percent plus one share in Hellenic Telecommunications Organization S.A., Athens, Greece (OTE). In May 2008, the Greek government and Deutsche Telekom signed a shareholders' agreement regarding an investment in the telecommunications company. Together, the two shareholders hold a majority of 50 percent plus two votes in OTE, with Deutsche Telekom being granted the possibility of controlling OTE's financial and operating policies once all necessary steps of the transaction have been completed. The changes to OTE's Articles of Incorporation necessary for full implementation of the shareholders' agreement were approved at the extraordinary shareholders' meeting of OTE on February 6, 2009. Upon implementation of the shareholders' agreement on February 6, 2009, OTE is no longer accounted for using the equity method, but fully consolidated in the Southern and Eastern Europe operating segment. Under the share purchase agreement, Deutsche Telekom has additionally granted the Hellenic Republic two put options for an additional 5 percent (put option I) and 10 percent (put option II) of the shares. The Hellenic Republic exercised the first put option on July 31, 2009. As a result of the aforementioned transactions, Deutsche Telekom holds a stake in OTE of 30 percent plus one share. For further details, please refer to the disclosures on "Business combinations" in the notes to the consolidated financial statements.

Deutsche Telekom acquired the Spanish IT service provider Metrolico S.A. on May 28, 2009. It is fully consolidated in the Systems Solutions operating segment. The integration of Metrolico (with revenue of approximately EUR 54 million in 2008) has boosted T-Systems' presence in Southwestern Europe.

OTE acquired the Romanian mobile communications provider Telemobil S.A. (Zapp) effective July 8, 2009 (2008: approx. EUR 61 million in revenue).

On November 5, 2009, Deutsche Telekom AG and France Télécom S.A. signed the agreement for the merger of their British companies, T-Mobile UK and Orange UK, in a 50 : 50 joint venture. The transaction is subject to approval by the responsible authorities. T-Mobile UK in the Europe operating segment is now classified as held for sale in the consolidated statement of financial position.

On November 19, 2009, Deutsche Telekom signed an agreement with Freenet AG to take over 100 percent of the shares in the Web hosting provider Strato AG and Strato Rechenzentrum AG. The transaction will make Deutsche Telekom a leading provider of Web hosting products, especially for consumers and small business customers in the German market. The companies' supervisory boards already approved the planned transaction.

The extraordinary shareholders' meeting on November 19, 2009 approved the spin-off and takeover agreement under which Deutsche Telekom AG transferred the T-Home business area to T-Mobile Deutschland GmbH by way of a spin-off with accounting effect as of January 1, 2010. Fixed-network and mobile communications business will be bundled in the future company for Germany to increase competitiveness.

Management and supervision.

The management and supervisory structures, as well as the compensation system for the Board of Management and the Supervisory Board, are aligned toward the long-term performance of the Group and follow the recommendations of the German Corporate Governance Code.

Board of Management responsibilities are distributed across eight Board departments. In addition to the five central management areas assigned to the Chairman of the Board of Management, the Board member responsible for Finance, the Board member responsible for Human Resources, the Board member responsible for Data Privacy, Legal Affairs and Compliance, and the Chief Operating Officer (COO), who is also responsible for the Europe operating segment, there are three more segment-based Board of Management departments: Germany, Southern and Eastern Europe, and T-Systems (Systems Solutions operating segment).

Changes in the composition of the Board of Management. In agreement with the Supervisory Board, Dr. Karl-Gerhard Eick resigned from the Board of Management with effect from midnight on February 28, 2009.

At the Supervisory Board meeting on February 26, 2009, the Supervisory Board appointed Timotheus Höttges as the new member of the Board of Management for Finance effective March 1, 2009 and Niek Jan van Damme as the new member of the Board of Management for T-Home and Sales & Service, also effective March 1, 2009. The establishment of a new Board of Management department for Southern and Eastern Europe with effect from March 1, 2009 was also approved at the meeting on February 26, 2009 to account for the growing significance of the Southern and Eastern European region and to combine responsibility for the existing, integrated operations in the region following the takeover of management control of the Greek company OTE. The new department is headed by Guido Kerkhoff, who was appointed to the Group Board of Management effective March 1, 2009. On April 29, 2009, the Supervisory Board decided to merge responsibility for standard fixed-network and mobile communications business for consumers and business customers in Germany into a single Board of Management department – Germany – effective July 1, 2009. This department is headed by Niek Jan van Damme. Reinhard Clemens retains responsibility for the ICT solution business with corporate customers – T-Systems. In addition, the position of Chief Operating Officer was established effective July 1, 2009. The new department, headed by Hamid Akhavan, brings together the Group-wide responsibility for technology, IT, procurement, products and innovations for standard business for consumers and business customers. Hamid Akhavan is also responsible for the Group's mobile communications subsidiaries in the United Kingdom, the Netherlands, Austria, the Czech Republic and Poland.

The Deutsche Telekom Supervisory Board agreed to Hamid Akhavan's request to resign on February 15, 2010 at its meeting on December 17, 2009. On January 29, 2010, the Supervisory Board approved the proposal by the Board of Management to reassign Hamid Akhavan's responsibilities on a temporary basis. Board of Management members Guido Kerkhoff and Reinhard Clemens will assume Hamid Akhavan's responsibilities in an acting capacity. Effective February 15, 2010, Guido Kerkhoff will assume temporary responsibility for the Europe region (United Kingdom, Netherlands, Austria, Poland and Czech Republic) and International Sales & Service. Reinhard Clemens will, also in an acting capacity, assume Group-wide responsibility for the remaining COO units, such as Products & Innovation, Technology, IT and Procurement effective the same date.

The Supervisory Board of Deutsche Telekom oversees the management of business by the Board of Management and advises the Board. The Supervisory Board is composed of 20 members, of whom 10 represent the shareholders and the other 10 the employees.

The members of the Board of Management are appointed and discharged in accordance with § 84 and § 85 AktG, and § 31 of the German Codetermination Act (Mitbestimmungsgesetz – MitbestG). Amendments to the Articles of Incorporation are made pursuant to § 179 and § 133 AktG, and § 18 of the Articles of Incorporation. According to § 21 of the Articles of Incorporation, the Supervisory Board is authorized, without a resolution by the shareholders' meeting, to adjust the Articles of Incorporation to comply with new legal provisions that become binding for the Company and to amend the wording of the Articles of Incorporation.

The eight members of the Board of Management are entitled to fixed and annual variable remuneration and long-term variable components (Mid-Term Incentive Plan). Total compensation is generally about 2/3 variable and 1/3 fixed. The annual variable component is based on the extent to which each member of the Board of Management achieves the targets prescribed by the Supervisory Board before the beginning of each financial year.

The total compensation of Supervisory Board members is governed by § 13 of the Articles of Incorporation and includes a fixed annual component plus variable, performance-related remuneration with short-term and long-term components, depending on the development of net income per share. The compensation of the members of the Board of Management and the Supervisory Board is reported individually in the notes to the consolidated financial statements under Note 38, broken down by the various components.

The compensation of the Board of Management is shown in detail in the following table.

€		Fixed annual remuneration	Other remuneration	Variable remuneration	MTIP (fair value at grant date)	**Total**	Service costs
René Obermann	2009	1,250,000	37,233	1,365,000	76,613	**2,728,846**	549,326
	2008	1,250,000	86,262	1,762,500	116,738	**3,215,500**	495,302
Dr. Karl-Gerhard Eick	2009	183,750	17,371	183,750	0	**384,871**	753,839
(until February 28, 2009)	2008	1,054,375	49,290	1,513,028	98,060	**2,714,753**	704,526
Hamid Akhavan	2009	800,000	611,878*	789,600	49,032	**2,250,510**	0
	2008	800,000	613,588*	1,178,400	74,712	**2,666,700**	0
Dr. Manfred Balz	2009	660,000	19,204	468,600	33,710	**1,181,514**	423,373
	2008	127,742	4,641	122,485	26,149	**281,017**	117,570
Reinhard Clemens	2009	658,333	31,531	825,750	42,903	**1,558,517**	302,817
	2008	650,000	33,463	1,106,250	65,373	**1,855,086**	261,469
Timotheus Höttges	2009	750,000	21,583	803,250	45,968	**1,620,801**	244,599
	2008	750,000	24,506	1,116,000	70,043	**1,960,549**	204,936
Gudio Kerkhoff	2009	433,333	11,874	692,250	36,774	**1,174,231**	230,190
(from March 1, 2009)	2008	–	–	–	–	**–**	–
Thomas Sattelberger	2009	800,000	5,687	976,250	52,607	**1,834,544**	865,667
	2008	800,000	44,221	1,292,500	80,160	**2,216,881**	948,713
Niek Jan van Damme	2009	366,667	31,538	549,450	30,134	**977,789**	231,583
(from March 1, 2009)	2008	–	–	–	–	**–**	–
Total	2009	**5,902,083**	**787,899**	**6,653,900**	**367,741**	13,711,623	**3,601,394**
	2008	**5,432,117**	**855,971**	**8,091,163**	**531,235**	**14,910,486**	**2,732,516**

* In addition to the pension substitute paid to Hamid Akhavan due to his U.S. citizenship, he also receives a monthly lump-sum payment to compensate for different tax regulations in Germany and the United States.

Accounting-related internal control system.

Deutsche Telekom AG's internal control system (ICS) is based on the internationally recognized COSO framework (The Committee of Sponsoring Organizations of the Treadway Commission) Internal Control – Integrated Framework. The effectiveness of the ICS is monitored by the Audit Committee of Deutsche Telekom AG in accordance with the provisions of the German Accounting Law Modernization Act (Bilanzrechtsmodernisierungsgesetz – BilMoG), which entered into force in May 2009. The Board of Management determines and assumes responsibility for the scope and form of the specific requirements for Deutsche Telekom. Internal Audit is responsible for independently reviewing the effectiveness of the Group's ICS and to this end has comprehensive information, audit and access rights. It is generally true of any ICS that regardless of its specific structure there can be no absolute guarantee that it will achieve its objectives. Regarding the accounting-related ICS, there can only ever be relative certainty, rather than absolute certainty, that material accounting misstatements can be prevented or detected.

The accounting-related ICS, which is continuously refined, comprises the principles, methods, and measures used to ensure compliant Group accounting.

At Deutsche Telekom AG, the Group Accounting department is responsible for managing the processes of Group accounting and the preparation of the management report. Laws, accounting standards, and other pronouncements are continuously analyzed for their relevance to and impact on the consolidated financial statements. The relevant requirements are defined in the Group Accounting Manual, for example, communicated to the relevant units and, together with the financial reporting calendar that is binding throughout the Group, forms the basis of the financial reporting process. In addition, supplementary process directives, standardized reporting formats, IT systems, as well as IT-based reporting and consolidation processes support the process of uniform and compliant Group accounting.

Deutsche Telekom AG draws on the services of external service providers as needed, e.g., for measuring pension obligations. Group Accounting establishes appropriate processes to ensure that these requirements are implemented uniformly in all areas of the Group. The staff involved in the Group accounting process receive regular training. The individual Group companies are responsible for complying with the Group policies and procedures and for the compliant, timely execution of their accounting-related processes and systems, and are supported and monitored in these activities by Group Accounting.

Internal controls are embedded in the accounting process depending on risk levels. The accounting-related ICS comprises both preventive and detective controls, which include IT-based and manual agreements, the segregation of functions, double-checking, general IT controls such as access regulations in IT systems or change management, and the monitoring of such controls.

In 2006 Deutsche Telekom introduced a standardized process across the Group for monitoring the effectiveness of the accounting-related ICS. The process systematically addresses the risks of possible misstatements in the consolidated financial statements and meets the strict capital market requirements of Section 404 of the Sarbanes-Oxley Act in the United States. In order to ensure a high-quality accounting-related ICS, Internal Audit is closely involved in all stages of the process. The effectiveness of the accounting-related ICS is measured by analyzing selected high-risk elements in cascaded self-assessments that are performed by all parties involved in the process, including those with lead responsibility for the accounting process through to the Group Board of Management. Internal Audit performs independent spot-checks on the self-assessments.

Group strategy and Group management.

Successful implementation of Deutsche Telekom's strategy

Group strategy.

Telecommunications is an industry marked by constant change in fixed-network business, mobile communications, and the Internet, a momentum that even economic upheaval is unable to suppress. This affects key areas of the macroeconomy, technology, consumers, the markets, and our competitors. At the same time, the boundaries to related industries – IT, the media, entertainment, and software – are becoming blurred, creating new competitive constellations and increasingly requiring strategic partnerships.

Deutsche Telekom's aim is to position itself successfully in this complex environment and become a market leader in connected life and work in the long term. In the 2009 financial year, Deutsche Telekom continued to systematically implement its "Focus, fix and grow" strategy successfully with the following four strategic areas of action:

- Improve competitiveness in Germany and in Southern and Eastern Europe.
- Grow abroad.
- Mobilize the Internet.
- Roll out network-centric ICT.

Improve competitiveness.

Markets in Germany and in Southern and Eastern Europe are becoming saturated, particularly in the fixed-network area, and competition is intense. In this challenging environment, Deutsche Telekom holds its own by focusing capital expenditure on the broadband infrastructure, first-rate products and excellent service, and continuously streamlining its cost base. Deutsche Telekom expects its integrated market strategy to make the Group more competitive.

Focused network expansion. As Deutsche Telekom aims to retain its broadband and innovation leadership it is focusing its investments on network expansion. In its footprint markets, the Group is continuously expanding and upgrading its UMTS networks and enabling fast mobile Internet usage with HSPA+ and other technologies. In the German fixed network, Deutsche Telekom already supplies around 1,000 towns and cities with ADSL2+ and 50 towns and cities with VDSL. As it continues to expand the broadband network, the Group has not only launched cooperation projects with local authorities but is also entering into partnerships with competitors.

Innovative entertainment products. Since 2009, Entertain customers in Germany have been able to link up several media receivers using the connected video recorder, share photos with friends and relatives, and subscribe to LIGA total! to watch Bundesliga soccer games on TV or while on the move. Three years after the launch of the Dolce satellite service, OTE's Romanian subsidiary Romtelecom expanded its entertainment range and introduced its new Dolce Interactive IPTV product in ten towns and cities around the country in 2009. In Slovakia, the expansion of satellite broadcasting will permit nationwide reception of Magio TV's digital television.

Service and quality. Entertain has received several awards from customers and neutral experts. The readers of "connect" magazine (May 2009 issue) named Entertain the best triple-play provider in 2009. Deutsche Telekom also beat the competition in a ranking published in the September 2009 issue of "Computer Bild." Furthermore, the Company topped the one-million mark with the marketing of Entertain, the Apple iPhone, and the terminal equipment service package, demonstrating that with excellent service and high-quality products Deutsche Telekom can make a lasting impression on customers even in saturated markets. In the 2010 financial year the Company will introduce the ACCI/ICCA (After Customer Contact Interview; International Customer Contact Analysis) study to measure customer perception in other national companies and customer contact channels and improve customer service further.

Fixed-mobile convergence. The Company is also improving competitiveness by integrating fixed-network and mobile operations. As part of the One Company project, Deutsche Telekom intends to boost its presence in the market as an integrated provider offering convergent products from a single source. To this end, the Group is currently realigning its activities in Croatia, Slovakia, and Germany with a new organization and strategy. This move will improve Deutsche Telekom's customer service, safeguard jobs, and unlock potential for more innovation, additional revenue, and cost synergies.

Improved cost base. In addition to tapping growth potential, Deutsche Telekom needs to work steadily on improving its cost base. To this effect, the Save for Service program was launched in 2006 with the goal of achieving savings of up to EUR 4.7 billion by 2010. By the end of 2009, this target had already been exceeded at EUR 5.9 billion on a cumulative basis. Savings of EUR 1.8 billion were made in the 2009 financial year alone, mainly in the Germany and Systems Solutions operating segments, of which EUR 0.4 billion was reinvested. Deutsche Telekom will usher in the next phase of Save for Service in early 2010 and bring its international activities into the program's scope, too.

Operational strength. To enhance customer satisfaction, quality and efficiency, in 2006 Deutsche Telekom began applying the methods of Six Sigma and Lean Management/Office Lean. Several hundred improvement projects have since been carried out, with many business processes optimized long-term across business units, and additional revenue and cost cutting in the high triple-digit millions realized.

Grow abroad.

The proportion of net revenue generated abroad has grown rapidly over the last few years. While Deutsche Telekom's home market, Germany, generated 46.8 percent of net revenue in 2008, the figure had decreased to 43.4 percent one year later. The main contributing factor is the first-time consolidation of the Greek company Hellenic Telecommunications Organization S.A., Athens, Greece (OTE) and its mobile subsidiary COSMOTE S.A. (Cosmote). Deutsche Telekom intends to continue to leverage international economies of scale and synergies in the future and grow further. A higher stake in OTE, other minor acquisitions in footprint markets, joint ventures, and the focused expansion of its broadband infrastructure form part of Deutsche Telekom's ongoing international growth strategy.

Increased stake in OTE and leveraged synergies. In 2009, Deutsche Telekom acquired an additional 5 percent in the Greek company OTE, bringing its shareholding up to around 30 percent. During the 2009 financial year, the two companies concentrated on leveraging synergies in various areas including procurement, where contracts were renegotiated and lower prices agreed, and innovative devices and services.

Acquisition of Zapp in Romania. The Cosmote group had finalized its acquisition of Zapp in Romania. The takeover will enable the company to offer new mobile broadband services with the 3G license it acquired in the process, enlarge its customer base, and maintain its footprint in the business customer market.

Merger in the United Kingdom. Deutsche Telekom AG and France Télécom S.A. have signed an agreement to merge their British companies, T-Mobile UK and Orange UK, in a 50:50 joint venture. The authorities are expected to approve the transaction in the course of the 2010 financial year. The joint venture will be the leading mobile operator in the UK market.

Network expansion in the United States. In 2009, Deutsche Telekom continued to invest in the expansion of its mobile communications network in the United States and doubled its 3G network coverage. By the end of the year, the new data network covered 205 million U.S. citizens. The rapid upgrade of the mobile network is set to continue in 2010 and coverage with HSPA+ and other technologies will be further improved.

Mobilize the Internet.

Deutsche Telekom is continuing to lead the way in connected life and work on the move. Thanks to state-of-the-art terminal devices and innovative applications, mobile internet access, e-mails, communication, and photo and video sharing is now easier than ever before. Deutsche Telekom is very well positioned in this field and will continue to benefit strongly from future growth in mobile Internet usage.

Expansion of the handset portfolio. Deutsche Telekom launched numerous innovative handsets in 2009, including the T-Mobile G1, the world's first Android-based smartphone, and Apple's latest iPhone 3GS. These were followed by other exclusive devices such as T-Mobile G2 Touch, the T-Mobile Pulse, and RIM's BlackBerry Bold™ 9700. T-Mobile also introduced the first Windows-based cell phones, the HTC Touch2 and the HTC HD2, which use the new operating system Microsoft Windows Mobile 6.5 Professional.

Innovative applications. In 2009, Deutsche Telekom also rolled out a large number of innovative applications for mobile Internet usage. MyCommunity is one such service, which allows mobile customers to see their contacts immediately on their device's home screen and contact them even faster via an intuitive user interface. Via the Media Center, Deutsche Telekom's customers can access their personal content anytime and anywhere - be it digital photos, videos, music, or constantly updated contacts and e-mails.

International roll-out. Besides new equipment the Group has also introduced a range of new and innovative services such as Music Zone, which was launched in Greece and will bring T-Mobile's music services also to Cosmote customers. This music project is the first in a series of international packages of Deutsche Telekom products services that are set to be launched on the Greek market.

Mobile TV. Deutsche Telekom added further channels to its MobileTV service and improved image and sound quality. The service is now also available on most UMTS-enabled handsets, such as the Apple iPhone 3G and 3GS, the T-Mobile G1, and the T-Mobile G2 Touch. In 2009, Deutsche Telekom began to exclusively broadcast all first- and second-division Bundesliga soccer matches live to cell phones with LIGA total!

Roll out network-centric ICT.

T-Systems identified the trend toward convergent IT and telecommunications services and applications at an early stage and realigned its strategy to focus on customized solutions for corporate customers. The entity manages networks and computing centers worldwide and develops solutions for global corporate networks, mobility, security, and sustainability. On this basis, T-Systems successfully continued its international growth strategy in 2009 and won a large number of tenders for cloud services, dynamic SAP services, and telecommunications and data services. Such large-scale contracts give T-Systems the critical mass it needs to continue offering multinational corporations in key markets attractive services locally.

Growth through targeted acquisition. In May 2009, T-Systems expanded its operations in Southwestern Europe with the acquisition of IT service provider Metrolico.

Cloud computing. In the future, corporate customers will obtain the software, storage capacity and bandwidth they need online. T-Systems already provides more than 300 corporate customers with IT services from the cloud and plans to continue growing in this area. From January 2010, T-Systems will also provide global computing center and SAP services for Philips. In the future, international T-Systems locations will provide services using a secure proprietary network – a "private cloud" – on an as-needed basis.

SAP services. T-Systems is the world leader for customized SAP solutions, as confirmed in studies by analysts at Forrester Research and AMR Research. T-Systems scored points for customer satisfaction, SAP expertise, and also revenue strength thanks also to large-scale deals with the Nuance Group and Komatsu in South Africa and the acquisition of SAP AG's hosting business in Europe.

Telecommunications and data services. Many large corporations such as Linde and Deutsche Post DHL already benefit from T-Systems' experience and expertise in telecommunications solutions and data services. In December 2009, T-Systems was commissioned by BP to migrate the petroleum giant's data network to the next generation, in the course of which it will provide all telecommunications services in over 50 countries.

Strategic partnerships. T-Systems participates in selected partnerships to safeguard its long-term competitiveness and global delivery capacity. T-Systems and Microsoft signed an exclusive partnership agreement to offer business software from the Internet for companies with over 5,000 users. T-Systems is the only German sales partner for such cloud services with Microsoft products. The partnership with Cognizant concluded back in 2008 resulted in orders for systems integration services, e.g., from the R&D unit of Continental's tire division.

Deutsche Telekom will continue to hold its own in the dynamic competitive environment in the 2010 financial year and concentrate on achieving its long-term vision of becoming a global leader in connected life and work. Nevertheless, the Group is using its success in implementing the "Focus, fix and grow" Group strategy with its four strategic areas of action and, not least, its more integrated structure acquired under the One Company approach as an opportunity to review and refine its strategy in the first quarter of 2010.

Group management.

Group management focuses on the expectations Deutsche Telekom's **four groups of stakeholders** (shareholders, providers of debt capital, employees, and the Group's "entrepreneurs within the enterprise") have of the Group:

1. Shareholders expect an appropriate, reliable return on their capital employed.
2. Providers of debt capital and banks expect an appropriate return and that Deutsche Telekom is able to repay its debts.
3. Employees expect long-term, secure jobs with prospects for the future and that any staff restructuring that may be necessary will be done in a socially responsible manner.
4. "Entrepreneurs within the enterprise" expect to be given sufficient investment funding to be able to shape Deutsche Telekom's future business and to develop products, innovations, and services for the customer.

The purpose of Group management is to strike a balance between these contrasting stakeholder expectations and interests so that sufficient funding is available for investment, socially responsible staff restructuring, debt repayment, and an attractive dividend policy.

The key performance indicators (KPIs) for **operational management** are revenue, EBIT, EBITDA, free cash flow, and the return on capital employed (ROCE).

The development of Deutsche Telekom's **revenue** is essential to ensuring its success and programs to improve the top line are a fundamental building block of the Company's future.

EBITDA corresponds to **EBIT** (profit/loss from operations) before depreciation, amortization and impairment losses. The Group uses the development of EBIT and EBITDA to measure its short-term operational performance and the success of its individual operations. The Group also uses the EBIT and EBITDA margins to show how these indicators develop in relation to revenue. These relative indicators make it possible to compare the earnings performance of profit-oriented units of different sizes. The goal is to reach or exceed competitors' EBIT or EBITDA margins.

Deutsche Telekom defines **free cash flow** as net cash from operating activities less net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. It is the key measure used by providers of debt capital and equity as stakeholders in Deutsche Telekom. Free cash flow is indicative both of the Company's potential for further development, such as the generation of organic and inorganic growth, and of its ability to pay a dividend and repay debt.

A centralized free cash flow management unit set up in the 2009 financial year is responsible for transparency, steering, forecasting, and measuring performance. Centralized reporting and decentralized steering instruments were put in place and working capital projects carried out in 2009. These steps are the foundation for effective free cash flow management that will continue in the future. The focus is on additional steps to optimize working capital, further develop planning and forecasting instruments, and refine the steering process.

ROCE is the main benchmark for focusing all operational measures on superior value. It represents the result a company has achieved in relation to the assets employed in achieving that result. ROCE is calculated using the ratio of profit from operations after depreciation, amortization and impairment losses, and the ratio of taxes (i.e., net operating profit after taxes, or NOPAT) to the average value of the assets tied up for this purpose in the course of the year (i.e., net operating assets, or NOA). Deutsche Telekom's goal is to achieve or exceed the return targets imposed on it by providers of debt capital and equity on the basis of capital market requirements and thus to generate value. Deutsche Telekom measures return targets using the weighted average cost of capital (WACC).

A stable rating, the Company's gearing, and its relative debt are the relevant factors for fulfilling the requirements of debt capital providers and ensuring **financial stability.** Relative debt is the ratio of net debt to adjusted EBITDA, while gearing is the ratio of net debt to equity. Deutsche Telekom has set itself a target of between 2 and 2.5 for its relative debt and between 0.8 and 1.2 for its gearing. The Group's financial stability is also safeguarded by constantly maintaining a liquidity reserve (unused credit lines and cash deposits) that ensures the Group can repay its debts for at least the next 24 months.

The financial stability targets were reached in the 2009 financial year:*

Relative debt (net debt/adj. EBITDA)	2 - 2.5x	✓
Equity ratio (%)	25 - 30	✓
Gearing	0.8 - 1.2	✓

* For the calculation of these KPIs, please refer to the section on "Development of business in the Group."

The economic environment.

World economy starting to stabilize // Intense competition in the markets

Global economic development.

By the end of 2009, the financial and capital markets had begun to stabilize, helping the global economy to recover from the severe recession witnessed in the first few months of the year. The measures adopted to support the banking sector, along with the highly expansive monetary and economic policies in most industrialized and emerging nations helped underpin a rapid recovery of the production and trade sectors. Compared with the previous quarters, global production had already picked up by the second and third quarters of 2009 and, according to estimates by the Kiel Institute for the World Economy (IfW), was growing at an annual rate of around 4 percent. The International Monetary Fund (IMF) also expects the global economy to grow by 3.9 percent in the 2010 financial year.

Unlike previous economic recoveries, the timing and geographic spread of the upturn varied enormously in 2009. In the emerging Asian nations in particular, led by China, production began to expand again at the start of 2009. Growing demand in Asia then helped kick-start the global economy in early 2009. Throughout the course of 2009, the upturn gathered momentum in more and more countries. In the second quarter of 2009, the real gross domestic product (GDP) had already increased in a number of countries while some industrialized nations were still experiencing a sharp contraction of production in various areas. In the third and fourth quarters of 2009, there were only a few countries where the economy did not expand compared with the previous quarters.

In 2009, the development of GDP varied considerably across the euro zone. According to the IfW's latest forecasts, the euro zone economy whose production had recovered most strongly by the end of 2009 was Slovakia; Slovenia, Austria and Portugal also recorded significant increases in production. GDP in the United States has also been growing since the third quarter of 2009; the very significant increase of 2.8 percent was the result of expansion-oriented economic policies and was mainly driven by private consumption.

Among the larger national economies in the euro zone, Germany and Italy in particular recorded low-level growth in the second half of 2009, whereas production declined once more in Spain and Greece, for example.

Seen over the entire year, the decrease in production was considerable in some industrialized countries. According to the Federal Statistical Office, provisional GDP figures for Germany in 2009 were down 5 percent on the previous year. Estimates put the decrease at 4.0 percent in the national economies of the euro zone overall, 3.3 percent in euro zone accession countries, and 4.6 percent in the United Kingdom. The decline in GDP in the United States is currently estimated at 2.5 percent.

Unemployment rose sharply in most industrialized countries in 2009, particularly in the United States, the United Kingdom and several euro zone economies. The German national economy is a positive exception, where unemployment increased only moderately thanks to the widespread introduction of short-time work.

The finance sector is still not fully stabilized, which is one of several significant risks facing the global economy. The restricted access to credit could rob the worldwide increase in production of its momentum. Moreover, the global economy may well face additional pressures as governments abandon their expansionary monetary and financial policies or existing programs run their course. Should governments decide to pursue a neutral monetary policy for the coming years and should high budget deficits force them to put their financial policy firmly on the consolidation track, inflation expectations could increase and capital market interest rates could rise quickly and slow any economic recovery.

The sharp rise in unemployment in industrialized countries may lead to demand-induced risks in the production and trade sectors in particular. Thanks to moderate pay rises the increase in labor costs has been curbed, but the continuing rise in unemployment may provoke marked cut-backs in private consumption.

Telecommunications market.

Toward the end of 2009, upward trends also became apparent in the information and telecommunications market. The Bitkom sector index of the German Association for Information Technology, Telecommunications and New Media (Bundesverband Informationswirtschaft, Telekommunikation und neue Medien – Bitkom) recorded an increase of 18 points for the ICT sector in the third quarter of 2009 – the strongest growth in the last five years. According to other recent Bitkom sector surveys, the IT and telecommunications sector has weathered the crisis very well compared to other sectors of the economy, with only one in three high-tech companies having suffered from the economic crisis.

The international delphi study, which surveyed 551 decision-makers from politics, industry, and science on key developments in their sectors, also shows that the IT and telecommunications sectors are emerging from the crisis with renewed strength. 58 percent of German industry observers firmly believe that the German IT sector will come out of the current economic crisis stronger than before. 37 percent of respondents expect the importance of the telecommunications sector to increase after the economic crisis. U.S. experts hold a similar view. 70 percent expect the IT sector to emerge from the crisis with renewed strength and 74 percent say the same of the telecommunications sector.

The high-tech companies surveyed by Bitkom see further positive economic signs for 2010. Four out of five companies expect demand to rise noticeably. Much of the growth may well come from Germany in 2010, as 92 percent of companies expect strong domestic demand. 62 percent of companies also expect international business to be strong, with Western Europe at the forefront, followed by Asia, Eastern Europe and the United States.

Germany.

According to the Federal Network Agency's Activity Report, revenue in Germany's telecommunications market is down 2.5 percent compared with the full 2008 financial year. This is mainly due to falling consumer prices caused by the increasing proliferation of complete packages and the fact that the market is essentially saturated. These effects are giving rise to predatory competition and consolidation attempts in the market. Providers are reducing costs by integrating key value creation processes, thus securing themselves a competitive edge. According to the Federal Network Agency, the number of employees in the German telecommunications market is decreasing.

Average consumer prices for telecommunications services in the fixed network and in mobile communications in Germany were once again lower than in the prior year. The price index for fixed-network and Internet telephony was down 2.3 percent, while rates for mobile telephony were 2.5 percent lower. Aside from pure call charges, prices for mobile data services also decreased.

The significance of the traditional telephone line is declining in the **fixed-network market** due to the rising number of new ways of making calls using the fixed network, such as IP telephony via DSL lines or the cable TV network. The total number of voice communications accesses in the fixed network has remained relatively constant in recent years.

The broadband market is still growing, albeit at a much slower pace than in the last few years, since demand for broadband lines is nearing saturation point. In terms of broadband coverage, Germany has now exceeded the European average. At the same time, however, demand for higher bandwidths continues to grow, driven by various factors including multimedia applications in ever-increasing quality (high definition) which often have to be transported via the network simultaneously.

The growing appeal of cable TV lines is due to the very large bandwidths that are already available – in some cases up to 100 Mbit/s – at attractive prices.

In Germany, there is a broad range of wholesale products for putting together broadband packages, including access to the unbundled local loop (ULL) line, bitstream access, WIA and WIA Gate. These products enable competitors, whether they have their own network infrastructure or not, to draw up business models at various points in the value chain. A rising number of alternative providers are able to offer their customers complete packages from a single source.

The Federal Government's broadband strategy for nationwide coverage in Germany set ambitious targets. High-performance broadband lines shall be available all around the country by the end of 2010 at the latest. By 2014, lines with transmission rates of at least 50 Mbit/s shall be available for 75 percent of households, the aim being to achieve full nationwide coverage as soon as possible. In addition, authorities at local, regional and federal level as well as industry are called upon to become involved in implementing these measures.

In the 2009 financial year, Germany's **mobile communications market** experienced intense competition and regulatory intervention. The reduction in termination rates on April 1, 2009 and the EU's roaming regulation effective July 1, 2009 impacted the revenues of all market players. Service revenues in the German mobile communications market contracted by approximately 2 percent in 2009.

T-Mobile Deutschland (TMD) maintained its strong position in this difficult market environment, expanding its service revenue market leadership in the 2009 financial year. In the market as a whole, the significant growth in non-voice (data and messaging) revenues continued, largely compensating for the decline in voice revenues. TMD is making a substantial contribution to the upturn in the non-voice market.

As subscriber market penetration continues to rise, competitors are increasingly concentrating on boosting customer retention. The increase in TMD's data revenues is also attributable to the rising number of high-value customer relationships, one of the core aims of the company's marketing strategy.

In addition, TMD benefited from machine-to-machine (M2M) technology in 2009 by entering into new strategic partnerships.

Deutsche Telekom is forecasting further market consolidation over the coming years, with new alliances allowing market players to leverage synergy effects. At the same time, however, the change in network structures (open access) will lead to the emergence of additional local players. With an extensive, innovative product portfolio comprising mobile and fixed-network products plus first-class customer service they will, however, increasingly set themselves apart from their competitors in terms of market and customer perception. The basic requirement is a high-performance infrastructure with a high bit rate so these products and services can be delivered quickly and at low cost. Deutsche Telekom is ideally equipped to respond to these market trends, thanks to initiatives such as the planned integration of fixed-network and mobile operations, ongoing improvements in essential service parameters since 2007 that are essential from the customers' perspective (e.g., availability, deadline compliance, first contact resolution rate), and a proposed infrastructure upgrade to create a next-generation network on the basis of optical fiber and LTE.

United States.

The United States operating segment (T-Mobile USA) competes with three major national providers, Verizon, AT&T, and Sprint, all having a significantly larger national customer base than T-Mobile USA, and various regional operators offering unlimited service. Verizon, AT&T and Sprint together represented an estimated 78 percent of the total United States mobile communications market in terms of customers as of September 30, 2009. These companies have potential advantages through size, scale and bundling with other non-wireless communication services. These advantages could allow them to deliver services in a more cost-efficient manner and disproportionately increase their customer base, thereby negatively affecting T-Mobile USA's competitive position. Furthermore, AT&T has had a competitive advantage in the past two years with the exclusive distribution of the Apple iPhone. Verizon and AT&T, in particular, achieved proportionately higher net customer additions and increased their market share, which combined with pressure from the regional unlimited wireless carriers resulted in T-Mobile USA's slight decline in market share in 2009. Despite the competitive environment and economic climate, T-Mobile USA again recorded growth, albeit at a slower rate, in its customer base in 2009.

Europe.

Europe's mobile communications markets witnessed uneven development in 2009. In the largely saturated markets, market penetration was somewhat higher in Austria, the Netherlands, the Czech Republic, and Poland but down slightly in the United Kingdom (based on the most recent competition figures from the end of the third quarter of 2009). The ongoing intense price war and regulatory price cuts impacted on revenues in all markets. In spite of this difficult environment, revenue market shares expanded marginally in Austria, the Czech Republic, and Poland, while revenue market shares in the United Kingdom and the Netherlands contracted compared with the previous year.

The key competitive factors in the mobile communications markets are prices, contractual options, applications, network coverage, and quality of service. In addition, competition in mobile communications increased at European level, partly due to the introduction of Europe-wide services. As market penetration continues to rise, providers are increasingly concentrating on boosting customer retention.

Three main groups of providers compete for customers in the European mobile communications markets: network operators, resellers, and companies that buy network services and market them independently to third parties (MVNOs). A precondition for operating mobile communications networks, and hence for offering mobile communications services, is a frequency spectrum license issued by the public authorities. In Europe such licenses are normally awarded by the national authorities. The number of licenses limits the number of network operators in each market.

Southern and Eastern Europe.

The macroeconomic situation in Southern and Eastern Europe was considerably influenced by the global economic crisis. The total decrease in the GDP of individual countries was considerable. Initial forecasts for 2010, however, predict the first signs of overall economic recovery.

The economic crisis also had a negative impact on Deutsche Telekom's operations. Visitor and roaming revenues decreased as a result of fewer people traveling. Business was also impacted by intensified price competition, regulatory intervention and special taxes.

The product side, by contrast, showed a positive development. In mobile communications, attractive handsets, and in particular the Apple iPhone, were a growth driver in the high-value customer segment in a number of countries. The growing significance of mobile data services also became apparent. On the other hand, however, mobile operations were impacted in some countries by cuts in termination charges imposed by regulation and special mobile communications taxes. Intensifying price competition also contributed to revenue declines. The fixed-network business recorded positive trends on the broadband market, with IPTV business developing particularly well. By contrast, lines were lost in the traditional fixed-network business.

Systems Solutions.

2009 was completely dominated by the global economic crisis. Companies experienced a sharp increase in cost pressure. Many companies postponed IT upgrading and adjustment plans or trimmed their ICT budgets. This general trend impacted the individual segments of the market in very different ways.

The economic crisis had little effect on the telecommunications business, a market that has experienced intense competition and price erosion for years. In IT services, however, projects were thinned out or put off until 2010. This resulted in a rapid decline in the IT projects business, the core business of Systems Integration. The outsourcing business, on the other hand, continued to develop at a stable rate, though prices are increasingly coming under pressure.

Demand on the whole has continued to change, however, with customers increasingly interested in full-service solutions and new billing models that will improve processes within companies and help enhance value. Innovations such as cloud services (e.g., dynamic application services) and dynamic infrastructure services are changing the face of the market.

As the economy recovers in 2010 and beyond, analysts and industry associations expect the ICT market to start growing again, mainly driven by clearing the backlog of investments that has built up in recent years plus the transition to cloud services and consumption-based billing models.

Regulatory influence on Deutsche Telekom's business.

Deutsche Telekom's business activities are largely subject to state regulation, combined with extensive powers of government agencies to intervene in product design and pricing.

Regulation in Germany. The German Telecommunications Act (Telekommunikationsgesetz – TKG) imposes far-reaching regulation for many telecommunications services provided by Deutsche Telekom. Under this Act, the Federal Network Agency (Bundesnetzagentur – BNetzA) can impose obligations on companies with "significant market power" in individual markets regarding the services they offer on those markets. For example, the Federal Network Agency may oblige them to offer certain wholesale products at prices subject to prior approval by the Agency. Since the Federal Network Agency regards Deutsche Telekom as having "significant market power" in broad sections of the German telecommunications market, regulation encroaches on Deutsche Telekom's entrepreneurial freedom in many areas.

Deutsche Telekom was again subject to extensive regulation in its **fixed-network business** in 2009. Despite the deregulation of national calls in the retail market, telephone lines continue to be subject to ex-post regulation by the Federal Network Agency. According to the Federal Network Agency's current draft, the regulation of telephone lines is to be extended to include pure IP networks.

The most important wholesale markets, such as access to the unbundled local loop (ULL) line, interconnection, leased lines and bitstream access, remain subject to extensive ex-ante regulation and price approval by the Federal Network Agency. The roll-out of the fiber-optic network subjected Deutsche Telekom to new obligations. Firstly, access to VDSL networks is subject to obligations that have existed since 2007 and were refined in 2009 to cover passive infrastructure components of the new network, such as multi-functional street cabinets, underground cable conduits and dark fiber. Secondly, in a current draft consultation paper, the Federal Network Agency also provides for ex-post regulation of a bitstream-based wholesale product.

Besides sector-specific regulation, Deutsche Telekom is generally also subject to supervision by the Federal Cartel Office under competition law. In 2009, for example, the Federal Cartel Office launched investigations into the gap between the prices of regulated and unregulated wholesale products.

In spite of intense competition, mobile termination in the German **mobile communications market** will continue to be regulated ex-ante and therefore be subject to price control by the Federal Network Agency. In May 2009, the Agency conducted a survey among all mobile network operators about mobile VoIP and determined in September 2009 that no regulatory action was needed. It will nevertheless continue to monitor developments in this field and intervene where required.

With the disclosure of its **broadband strategy** in February 2009, the Federal Government set specific broadband goals and established "regulation geared to growth and innovation" as one of the key pillars. The new government's coalition agreement relies on modern regulation that does not just ensure low usage charges but also creates incentives for rapid, longer-term investments. The effect this will have on Deutsche Telekom will depend on the precise nature and implementation of this new approach. The Agency has already examined the matter in a relevant policy paper.

Regulation by the European Union. The European Union (EU) defines the fundamental principles of European telecommunications market regulation. The European Commission reviewed the directives and recommendations adopted in 2002 as part of the EU Review.

This reform package includes amendments to the existing legal framework that must be transposed into national law by mid-2011.

The revised directives will result in the creation of a new European regulatory body (BEREC), which will replace the existing European Regulators Group (ERG) and act as an advisor to the European Commission and the national regulatory authorities, especially in matters of regulatory harmonization. Furthermore, the revised directives generally permit a functional separation of network operation and services as an additional regulatory measure.

To promote investment in fiber-optic access networks, the revised legal framework provides for individual risk-sharing mechanisms between investors and the holders of access rights. To what extent these modified approaches will be able to promote investment in new access networks will depend to a large extent on the practical implementation and transposition into national law.

In other areas, the European Commission intervened directly in the pricing policy. The new "Second" Roaming Regulation dated June 18, 2009 will further reduce voice rates (for outgoing and incoming calls) for consumers step by step over the coming years. Wholesale data roaming prices will also gradually be cut, as will wholesale and consumer text messaging prices.

With its Recommendation on the Regulatory Treatment of Fixed and Mobile Termination Rates of May 2009, the European Commission is attempting to bring about further harmonization in the reduction of termination rates.

In October 2008, the European Commission launched a preliminary investigation into possible anti-competitive behavior of European mobile communications operators with regard to mobile VoIP services in order to verify whether operators are setting negative incentives for the use of VoIP services, thus creating competition barriers for VoIP providers. So far, the European Commission has not taken any further action.

International regulation. Deutsche Telekom is not only subject to regulation in Germany and the EU. Its subsidiaries abroad are also regulated by national authorities. For the fixed network, this applies in particular to subsidiaries in Hungary, Greece, Romania, Slovakia, and Croatia. In mobile communications, all subsidiaries are subject to regulation, in particular regarding termination charges and use of frequency spectrum.

In the United States, a requirement for operating mobile communications networks, and hence for offering mobile communication services, are frequency spectrum licenses issued by the Federal Communications Commission (FCC). Whereas these are normally awarded on a national basis in Europe, the United States has a large number of license areas. The number of licenses awarded limits the number of network operators in each market.

Development of business in the Group.

Proportion of revenue generated outside Germany continues to rise // Slight increase in adjusted EBITDA // Net profit EUR 0.4 billion // Free cash flow before dividend payments stable

Earnings situation of the Group.

The first-time full consolidation of the Greek company OTE was the primary driver behind the rise in **net revenue** in the 2009 financial year, contributing EUR 5.4 billion. Adjusted for the effects of changes in the composition of the Group totaling EUR 5.5 billion and negative exchange rate effects (EUR 0.4 billion), net revenue was below prior-year level.

While the Group's revenue in the United States and Southern and Eastern Europe operating segments increased, revenue in the Germany, Europe and Systems Solutions operating segments declined. Revenue in Deutsche Telekom's operating segments developed as follows:

The revenue increase in the United States operating segment was primarily the result of positive exchange rate effects from the translation of U.S. dollars to euros totaling EUR 0.8 billion. After elimination of these exchange rate effects, revenue decreased by EUR 0.3 billion, particularly as a result of lower revenue per customer.

Revenue in the Southern and Eastern Europe operating segment increased principally as a result of the full consolidation of OTE for the first time. Exchange rate effects reduced the revenue generated by the Southern and Eastern Europe operating segment by EUR 0.2 billion. The most significant effect was from the translation of Hungarian forints to euros.

The decline in revenue in the Germany operating segment was primarily a result of intense competition and price intervention by the regulator.

Besides the continued high level of competitive pressure, the decline in revenue in the Europe operating segment was mainly attributable to exchange rate effects of EUR 0.9 billion from the translation of pounds sterling, Polish zlotys, and Czech korunas to euros.

Revenue in the Systems Solutions operating segment decreased, particularly within Germany, as a result of price erosion. Negative exchange rate effects had a further negative impact on revenue of EUR 0.1 billion.

The proportion of international revenue continued to increase, rising by 3.4 percentage points year-on-year to 56.6 percent of net revenue.

Breakdown of revenue by regions.
billions of €


80
70
60
50
40
30
20
10
0
62.5
61.7
64.6
2007
2008
2009
Germany
Europe (excluding Germany)
North America
Other countries

Contribution of the operating segments to net revenue.

	2009 millions of €	Proportion of net revenue of the Group %	2008 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	2007 millions of €
Net revenue	**64,602**	**100.0**	**61,666**	**100.0**	**2,936**	**4.8**	**62,516**
Germany	23,813	36.9	24,754	40.1	(941)	(3.8)	26,134
United States	15,457	23.9	14,942	24.3	515	3.4	14,050
Europe	9,486	14.7	10,798	17.5	(1,312)	(12.2)	10,675
Southern and Eastern Europe	9,510	14.7	4,497	7.3	5,013	n.a.	4,458
Systems Solutions	6,083	9.4	6,368	10.3	(285)	(4.5)	6,911
Group Headquarters & Shared Services	253	0.4	307	0.5	(54)	(17.6)	288

Consolidated income statement and effects of special factors.[a]

millions of €	2009	Special factors	2009 excluding special factors	2008	Special factors	2008 excluding special factors
Net revenue	64,602	(37)[b]	64,639	61,666		61,666
Cost of sales	(36,259)	(436)[c]	(35,823)	(34,592)	(937)[k]	(33,655)
Gross profit (loss)	**28,343**	**(473)**	**28,816**	**27,074**	**(937)**	**28,011**
Selling expenses	(15,863)	(83)[d]	(15,780)	(15,952)	(485)[l]	(15,467)
General and administrative expenses	(4,653)	(206)[e]	(4,447)	(4,821)	(224)[m]	(4,597)
Other operating income	1,504	86[f]	1,418	1,971	510[n]	1,461
Other operating expenses	(3,319)	(2,470)[g]	(849)	(1,232)	(644)[o]	(588)
Profit (loss) from operations (EBIT)	**6,012**	**(3,146)**	**9,158**	**7,040**	**(1,780)**	**8,820**
Profit (loss) from financial activities	(3,357)	(232)[h]	(3,125)	(3,588)	(652)[p]	(2,936)
Profit (loss) before income taxes	**2,655**	**(3,378)**	**6,033**	**3,452**	**(2,432)**	**5,884**
Income taxes	(1,782)	320[i]	(2,102)	(1,428)	461[q]	(1,889)
Profit after income taxes	**873**	**(3,058)**	**3,931**	**2,024**	**(1,971)**	**3,995**
Profit (loss) attributable to non-controlling interests	520	(21)	541	541	(28)	569
Net profit (loss)	**353**	**(3,037)**	**3,390**	**1,483**	**(1,943)**	**3,426**
Profit (loss) from operations (EBIT)	6,012	(3,146)	9,158	7,040	(1,780)	8,820
Depreciation, amortization and impairment losses	(13,894)	(2,384)[j]	(11,510)	(10,975)	(336)[r]	(10,639)
EBITDA	**19,906**	**(762)**	**20,668**	**18,015**	**(1,444)**	**19,459**
EBITDA margin (%)	**30.8**		**32.0**	**29.2**		**31.6**

[a] EBITDA for the operating segments and the Group as a whole is derived from profit/loss from operations (EBIT). This measure of earnings before profit/loss attributable to non-controlling interests, income taxes and profit/loss from financial activities is additionally adjusted for depreciation, amortization and impairment losses to calculate EBITDA. It should be noted that Deutsche Telekom's definition of EBITDA may differ from that used by other companies. In this definition, profit/loss from financial activities includes finance costs, the share of profit/loss of associates and joint ventures accounted for using the equity method, and other financial income/expense. As it is based on profit/loss from operations, this method of computation allows EBITDA to be derived in a uniform manner on the basis of a measure of earnings in accordance with IFRS published for the operating segments and the Group as a whole. In the reporting period as well as the comparable prior-year period, Deutsche Telekom's net profit/loss as well as the EBITDA of the Group and of the operating segments were affected by a number of special factors. Deutsche Telekom defines EBITDA adjusted for special factors as profit/loss from operations (EBIT) before depreciation, amortization and impairment losses and before the effects of any special factors. The underlying concept involves the elimination of special factors that affect operational business activities and thus impair the comparability of EBITDA and net profit/loss with the corresponding figures for prior periods. In addition, statements about the future development of EBITDA and net profit are only possible to a limited extent due to such special factors. Adjustments are made irrespective of whether the relevant income and expenses are reported in profit/loss from operations, profit/loss from financial activities, or in tax expense. Income and expenses directly relating to the adjusted items are adjusted. To compare the earnings performance of profit-oriented units of different sizes, EBITDA margin and the adjusted EBITDA margin are presented in addition to EBITDA and adjusted EBITDA. The EBITDA margin is calculated as the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special factors in 2009:

[b] Revenue credit in the fourth quarter of 2009 for fixed-network support services performed in previous years in the Germany operating segment.

[c] Mainly expenses for staff-related measures in the Germany operating segment (EUR - 0.2 billion) and non-staff-related restructuring in the Systems Solutions operating segment (EUR - 0.1 billion). The Southern and Eastern Europe operating segment includes expenses for staff-related measures at Hellenic Telecommunications Organization S.A. (OTE), which are offset by proceeds from the involvement of the Hellenic Republic in a staff-related program at OTE.

[d] Mainly expenses for staff-related measures in the Germany operating segment (EUR - 0.1 billion). The Southern and Eastern Europe operating segment includes expenses for staff-related measures at OTE, which are offset by proceeds from the involvement of the Hellenic Republic in a staff-related program at OTE.

[e] Expenses for staff-related measures (EUR - 0.1 billion) and non-staff-related restructuring (EUR - 0.1 billion).

[f] Mainly gains on the disposal of Vivento Technical Services at Group Headquarters & Shared Services. Furthermore, income from the reversal of a provision resulting from the completion of the staff restructuring program and gain on the disposal of CAP Customer Advantage Program GmbH in the Germany operating segment.

[g] Mainly impairment losses recognized on the goodwill of the cash-generating unit T-Mobile UK in the Europe operating segment in the first quarter of 2009 (EUR - 1.8 billion) and on the goodwill of cash-generating units in the Southern and Eastern Europe operating segment (EUR - 0.5 billion).

[h] Mainly expenses for interest added back to provisions for staff-related measures (EUR - 0.2 billion).

[i] Mainly tax benefits from expenses for staff-related measures (EUR 0.2 billion) and non-staff-related restructuring (EUR 0.1 billion).

[j] Mainly impairment losses recognized on the goodwill of the cash-generating unit T-Mobile UK in the first quarter of 2009 and on the goodwill of cash-generating units in the Southern and Eastern Europe operating segment.

Special factors in 2008:

[k] Mainly expenses for staff-related measures in the Germany (EUR - 0.5 billion) and Systems Solutions (EUR - 0.2 billion) operating segments as well as non-staff-related restructuring in the Systems Solutions operating segment (EUR - 0.2 billion).

[l] Mainly expenses for staff-related measures in the Germany (EUR - 0.2 billion) and Systems Solutions (EUR - 0.1 billion) operating segments.

[m] Mainly expenses for staff-related measures in the Germany (EUR - 0.1 billion) and Systems Solutions (EUR - 0.1 billion) operating segments as well as at Group Headquarters & Shared Services (EUR 0.1 billion).

[n] Income from the disposal of Media&Broadcast in the Systems Solutions operating segment (EUR 0.5 billion).

[o] Mainly expenses related to the disposal of DeTe Immobilien (EUR - 0.3 billion) at Group Headquarters & Shared Services and impairment losses on goodwill in the Europe (EUR - 0.1 billion) and Southern and Eastern Europe (EUR - 0.2 billion) operating segments.

[p] Primarily impairment loss on the carrying amount of OTE under share of profit/loss of associates and joint ventures accounted for using the equity method (EUR - 0.5 billion), and expenses for interest added back to provisions for staff-related measures. (EUR - 0.1 billion).

[q] Mainly tax benefits from expenses for staff-related measures (EUR 0.2 billion) and non-staff-related restructuring (EUR 0.2 billion).

[r] Mainly impairment losses on goodwill in the Southern and Eastern Europe (EUR - 0.2 billion) and Europe (EUR - 0.1 billion) operating segments.

2007	Special factors	2007 excluding special factors
62,516		62,516
(35,337)	(1,252)[s]	(34,085)
27,179	**(1,252)**	**28,431**
(16,644)	(498)[t]	(16,146)
(5,133)	(701)[u]	(4,432)
1,645	419[v]	1,226
(1,761)	(769)[w]	(992)
5,286	**(2,801)**	**8,087**
(2,833)	(9)[x]	(2,824)
2,453	**(2,810)**	**5,263**
(1,373)	364[y]	(1,737)
1,080	**(2,446)**	**3,526**
509	(12)	521
571	**(2,434)**	**3,005**
5,286	(2,801)	8,087
(11,611)	(372)[z]	(11,239)
16,897	**(2,429)**	**19,326**
27.0		**30.9**

Special factors in 2007:

[s] Mainly expenses for staff-related measures and non-staff-related restructuring in the Germany (EUR – 0.7 billion), Systems Solutions (EUR – 0.3 billion), and Europe (EUR – 0.1 billion) operating segments.

[t] Expenses for staff-related measures and non-staff-related restructuring in the Germany (EUR – 0.4 billion) and Systems Solutions (EUR – 0.1 billion) operating segments.

[u] Mainly expenses for staff-related measures and non-staff-related restructuring at Group Headquarters & Shared Services (EUR – 0.5 billion) and in the Germany (EUR – 0.1 billion) and Systems Solutions (EUR – 0.1 billion) operating segments.

[v] Mainly gain on the disposal of T-Online France and T-Online Spain in the Germany operating segment (EUR 0.3 billion).

[w] Mainly expenses from the disposal of Vivento business units at Group Headquarters & Shared Services (EUR – 0.4 billion) and impairment losses on goodwill at T-Mobile Netherlands in connection with the subsequent recognition of tax loss carryforwards in the Europe operating segment (EUR – 0.3 billion).

[x] Mainly expenses for interest added back to provisions for staff-related measures. These were partially offset by income from the disposal of the remaining shares in Sireo at Group Headquarters & Shared Services as well as income attributable to other periods from associates and joint ventures accounted for using the equity method in the Southern and Eastern Europe operating segment.

[y] Mainly tax benefits from expenses for staff-related measures (EUR 0.7 billion). This also includes a tax benefit from the partial recognition of previously unrecognized taxes relating to loss carryforwards at T-Mobile Netherlands (EUR 0.3 billion) as well as an offsetting tax expense from the measurement of deferred tax items in response to the changes in the rates of taxation in connection with the 2008 corporate tax reform (EUR – 0.7 billion).

[z] Mainly expenses from impairment of goodwill at T-Mobile Netherlands in connection with the subsequent recognition of tax loss carryforwards in the Europe operating segment (EUR – 0.3 billion).

Group EBITDA totaled EUR 19.9 billion, up from EUR 18.0 billion in the prior year. Compared with the prior year, the decrease of EUR 0.7 billion in special factors had a positive effect on the development of EBITDA. These mainly involved expenses in connection with staff-related measures and non-staff-related restructuring.

Group EBITDA adjusted for special factors amounted to EUR 20.7 billion compared with EUR 19.5 billion in the prior year. The increase is mainly attributable to the first-time full consolidation of OTE which contributed EUR 2.0 billion to adjusted EBITDA. While adjusted EBITDA generated by the United States and Southern and Eastern Europe operating segments increased, the Germany and Europe operating segments recorded decreases. Adjusted EBITDA in the operating segments developed as follows:

The increase in adjusted EBITDA in the United States operating segment was attributable to positive exchange rate effects. After elimination of these effects, adjusted EBITDA decreased, mainly as a result of lower revenue. Adjusted EBITDA in the Southern and Eastern Europe operating segment increased by EUR 1.8 billion as a result of the first-time full consolidation of OTE. Restructuring and efficiency enhancement measures offset the effect of the decline in revenue on the adjusted EBITDA of the Systems Solutions operating segment. The slight year-on-year decrease in the adjusted EBITDA of the Germany operating segment primarily resulted from a reduction in fixed-network revenue, which was not fully offset despite cost cutting. The Europe operating segment recorded a decrease in adjusted EBITDA as a result of negative exchange rate effects, as well as a decline in revenue at T-Mobile UK and PTC in particular.

Net profit decreased by EUR 1.1 billion in the 2009 financial year to EUR 0.4 billion, primarily as a result of impairment losses recognized on goodwill.

An impairment loss of EUR 1.8 billion was recognized on goodwill of the cash-generating unit T-Mobile UK in the Europe operating segment in the first quarter of 2009, mainly as a consequence of the significant economic slowdown, tough competition, and regulatory decisions in the United Kingdom. On the basis of information available at the reporting date and expectations with respect to the market and competitive environment, the impairment tests performed at the cash-generating units in the fourth quarter of 2009 identified the need for impairment losses totaling EUR 0.5 billion to be recognized in the Southern and Eastern Europe operating segment in particular and at the Europe operating segment. These impairment losses were largely due to the country-specific risk in connection with the current financial and national crisis in Greece. Other impairment losses were primarily recognized as a result of the negative developments in connection with the financial market crisis.

Financial position of the Group.

In 2009, total assets of the Deutsche Telekom Group increased by EUR 4.7 billion year-on-year to EUR 127.8 billion.

On the **assets** side, an increase was recorded primarily as a result of the acquisition of OTE, which was fully consolidated for the first time in the reporting year. In turn, this caused a reduction of EUR 3.4 billion in the amount shown in other non-current assets accounted for using the equity method in the statement of financial position. In addition, intangible assets decreased as a result of impairment losses on goodwill.

Liabilities were affected by an increase of EUR 4.6 billion in current and non-current financial liabilities. **Shareholders' equity** decreased by EUR 1.2 billion, primarily as a consequence of the dividend payment (EUR 4.3 billion).

Consolidated statement of financial position.

as of Dec. 31 of each year	2009 millions of €	2009 %	2008 millions of €	2008 %	Change millions of €	2007 millions of €	2007 %
Assets							
Current assets	**23,012**	**18.0**	**15,431**	**12.5**	**7,581**	**15,845**	**13.1**
Cash and cash equivalents	5,022	3.9	3,026	2.4	1,996	2,200	1.8
Trade and other receivables	6,757	5.3	7,393	6.0	(636)	7,696	6.4
Other assets	11,233	8.8	5,012	4.1	6,221	5,949	4.9
Non-current assets	**104,762**	**82.0**	**107,709**	**87.5**	**(2,947)**	**104,828**	**86.9**
Intangible assets	51,705	40.5	53,927	43.8	(2,222)	54,404	45.1
Property, plant and equipment	45,468	35.6	41,559	33.7	3,909	42,531	35.3
Other assets	7,589	5.9	12,223	10.0	(4,634)	7,893	6.5
Total assets	**127,774**	**100.0**	**123,140**	**100.0**	**4,634**	**120,673**	**100.0**
Liabilities and shareholders' equity							
Current liabilities	**24,794**	**19.4**	**24,242**	**19.7**	**552**	**22,504**	**18.6**
Financial liabilities	9,391	7.4	9,584	7.8	(193)	8,364	6.9
Trade and other payables	6,304	4.9	7,073	5.7	(769)	6,823	5.6
Provisions	3,369	2.6	3,437	2.8	(68)	3,365	2.8
Miscellaneous liabilities	5,730	4.5	4,148	3.4	1,582	3,952	3.3
Non-current liabilities	**61,043**	**47.8**	**55,786**	**45.3**	**5,257**	**52,924**	**43.9**
Financial liabilities	41,800	32.7	37,010	30.0	4,790	34,542	28.6
Provisions	8,340	6.5	8,461	6.9	(121)	9,019	7.5
Miscellaneous liabilities	10,903	8.6	10,315	8.4	588	9,363	7.8
Shareholders' equity	**41,937**	**32.8**	**43,112**	**35.0**	**(1,175)**	**45,245**	**37.5**
Total liabilities and shareholders' equity	**127,774**	**100.0**	**123,140**	**100.0**	**4,634**	**120,673**	**100.0**

Deutsche Telekom's **finance management** ensures the Group's ongoing solvency and hence its financial equilibrium. The fundamentals of Deutsche Telekom's finance policy are established each year by the Board of Management and overseen by the Supervisory Board. Group Treasury is responsible for implementing the finance policy and for ongoing risk management.

The primary instruments used for the Group's medium- to long-term financing are bonds and medium-term notes (MTNs). Deutsche Telekom issued bonds for EUR 3.1 billion, MTNs for EUR 2.0 billion and promissory notes for EUR 0.2 billion. The individual terms and conditions for the most important financial instruments are explained in the notes to the consolidated financial statements under Note 9.

To guarantee the solvency and financial flexibility of Deutsche Telekom at all times, a liquidity reserve in the form of credit lines and, where necessary, cash is maintained. For this purpose, the Company has entered into standardized bilateral credit agreements with 24 banks amounting to a total of EUR 14.4 billion. The bilateral credit agreements have an original maturity of 36 months and can, after each period of 12 months, be extended by a further 12 months to renew the maturity of 36 months. No drawdowns under these agreements had been made as of December 31, 2009.

Net debt increased by EUR 2.8 billion year-on-year to EUR 40.9 billion, primarily as a result of the first-time full consolidation of OTE in February 2009 and the exercise of the Hellenic Republic's put option I for a further 5 percent of the shares in OTE effective July 31, 2009, dividend payments, and the acquisition of Zapp. The positive free cash flow of EUR 7.0 billion had a decreasing effect on net debt.

The rating of Deutsche Telekom AG.

as of Dec. 31 of each year	Standard & Poor's	Moody's	Fitch
Long-term rating			
2007	A-	A3	A-
2008	BBB+	Baa1	A-
2009	**BBB+**	**Baa1**	**BBB+**
Short-term rating	A-2	P-2	F2
Outlook	stable	stable	stable

Net debt.*

millions of €, as of Dec. 31 of each year	2009	2008	2007
Bonds	38,508	34,302	32,294
Liabilities to banks	4,718	4,222	4,260
Liabilities to non-banks from promissory notes	1,057	887	690
Derivative financial liabilities	924	1,053	977
Lease liabilities	1,909	2,009	2,139
Other financial liabilities	1,001	974	502
Gross debt	**48,117**	**43,447**	**40,862**
Cash and cash equivalents	5,022	3,026	2,200
Available-for-sale/held-for-trading financial assets	162	101	75
Derivative financial assets	1,048	1,598	433
Other financial assets	974	564	918
Net debt	**40,911**	**38,158**	**37,236**

* Deutsche Telekom considers "net debt" to be an important measure for investors, analysts, and rating agencies. Although many of Deutsche Telekom's competitors use this measure, its definition may vary from one company to another.

Financial flexibility.*

as of Dec. 31 of each year	2009	2008	2007
Relative debt			
Net debt / EBITDA (adjusted for special factors)	2.0	2.0	1.9
Equity ratio	30.2	32.3	34.7
Gearing			
Net debt / Shareholders' equity	1.0	0.9	0.8

* Calculated and rounded on the basis of millions for greater precision. KPI definitions may differ from those used by third parties.

To ensure its financial flexibility, Deutsche Telekom essentially uses two key performance indicators: gearing and relative debt. One component of the indicators is net debt, which the Group uses as an important indicator for investors, analysts, and rating agencies.

Condensed consolidated statement of cash flows.

millions of €	2009	2008	2007
Net cash from operating activities	**15,795**	**15,368**	**13,714**
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(9,202)	(8,707)	(8,015)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	**6,593**	**6,661**	**5,699**
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	376	372	761
Adjustment [a]	-	-	121
Free cash flow (before dividend payments) [b]	**6,969**	**7,033**	**6,581**
Net cash used in investing activities	**(8,649)**	**(11,384)**	**(8,054)**
Net cash used in financing activities	**(5,123)**	**(3,097)**	**(6,125)**
Effect of exchange rate changes on cash and cash equivalents	58	(61)	(100)
Changes in cash and cash equivalents associated with non-current assets and disposal groups held for sale	(85)	-	-
Net increase (decrease) in cash and cash equivalents	1,996	826	(565)
Cash and cash equivalents	5,022	3,026	2,200

[a] Cash outflows for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
[b] Deutsche Telekom defines free cash flow as net cash from operating activities less net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Deutsche Telekom is of the opinion that the "free cash flow (before dividend payments)" indicator is used by investors as a measure to assess the Group's net cash from operating activities after deduction of cash outflows for intangible assets (excluding goodwill) and property, plant and equipment, in particular with regard to subsidiaries, associates and joint ventures, and the repayment of liabilities. Free cash flow (before dividend payments) should not be used to determine the financial position of the Group. There is only limited comparability between Deutsche Telekom's definition of free cash flow and methods of calculating this measure and similarly designated measures and disclosures of other companies.

Net cash from operating activities. Net cash from operating activities amounted to EUR 15.8 billion in the 2009 financial year, an increase of EUR 0.4 billion over the prior year. While cash generated from operations improved by EUR 0.6 billion, net interest paid increased by EUR 0.2 billion.

The increase in cash generated from operations is the result of several factors, some of which offset each other. The Group's EBITDA increased by EUR 1.9 billion year-on-year. Taking into consideration the effects of the disposal of fully consolidated companies, this increase is EUR 0.4 billion higher. The change in assets carried as working capital increased by EUR 1.7 billion, mainly as a result of inflows of EUR 0.8 billion from the sale of receivables (factoring) and as a result of the decrease of EUR 0.5 billion in trade receivables (excluding receivables from construction contracts) which is due to improved receivables management. By contrast, the changes in provisions and other liabilities carried as working capital decreased by EUR 3.1 billion year-on-year, mainly due to lower additions to provisions for restructuring measures in combination with higher cash outflows for restructuring measures, increased utilization of provisions for personnel costs and provisions for litigation risks, as well as a reduction in trade payables. In addition, income tax payments increased by EUR 0.4 billion year-on-year, in particular as a result of the first-time full consolidation of OTE from February 2009. The increase in net interest paid is also largely attributable to this effect.

Net cash used in investing activities. Net cash used in investing activities totaled EUR 8.6 billion as compared with EUR 11.4 billion in the previous year. This development was mainly due to the addition of OTE's cash and cash equivalents amounting to EUR 1.6 billion as part of the first-time full consolidation of OTE, whereas the prior year saw outflows for the acquisition of shares in OTE amounting to EUR 3.1 billion. Cash outflows for intangible assets and property, plant and equipment increased by EUR 0.5 billion in 2009. In addition, cash outflows were impacted by EUR 0.3 billion for the deposit of cash collateral in 2009 for the acquisition of Strato AG, whereas in 2008 net cash used in investing activities was positively impacted by EUR 0.6 billion cash inflows from short-term investments.

The net cash outflows for investments in fully consolidated companies and business units increased by EUR 0.6 billion. Whereas cash outflows amounting to EUR 1.0 billion for the acquisition of SunCom and cash inflows of EUR 0.8 billion from the sale of Media&Broadcast were recorded in the 2008 financial year, the 2009 financial year saw cash outflows of EUR 1.0 billion in particular for the acquisition of additional shares in OTE in connection with put option I, and the acquisition of Zapp, and cash inflows of EUR 0.1 billion from the sale of Cosmofon.

Net cash used in financing activities. Net cash used in financing activities amounted to EUR 5.1 billion in the reporting period, compared with EUR 3.1 billion in the prior year.

This change was mostly attributable to EUR 1.1 billion lower year-on-year proceeds from the issue of non-current financial liabilities and EUR 0.6 billion higher net repayments of current financial liabilities. In addition, dividend payments increased by EUR 0.3 billion compared with 2008, in particular as a result of the first-time full consolidation of OTE in February 2009 and higher dividend payments at Slovak Telekom. The considerable decrease in issuance and repayment of current financial liabilities year-on-year is primarily attributable to the issuance of commercial paper in 2009 to finance short-term liquidity needs. This is contrasted by the drawdown of several short-term credit lines in the prior year.

The issue of financial liabilities in the 2009 financial year consisted in particular of the issue of a Eurobond for EUR 2.0 billion, medium-term notes for EUR 2.0 billion, U.S. dollar bonds for EUR 1.1 billion, and promissory notes for EUR 0.2 billion. Medium-term notes for an amount of EUR 3.7 billion, a U.S. dollar bond for an amount of EUR 0.7 billion, commercial paper for a net amount of EUR 0.6 billion, a medium-term note of OTE for an amount of EUR 0.6 billion and promissory notes and other loans for EUR 0.4 billion were repaid during the same period.

Statement on business development in 2009.

Despite a difficult economic environment, Deutsche Telekom achieved the 2009 guidance after it had been revised in April. Efficiency enhancements and saving initiatives continue to bear fruit. The Group's adjusted EBITDA increased and free cash flow remained stable. These results confirm Deutsche Telekom's successful continuation of its "Focus, fix and grow" strategy. The Board of Management therefore proposes a dividend of EUR 0.78 for each no par value share carrying dividend rights.

Development of business in the operating segments.

Revenue and adjusted EBITDA.

Germany.
billions of €



32
28
24
20
16
12
8
4
0
28.1
9.9
26.4
9.8
25.4
9.6
2007
2008
2009
Revenue
Adjusted EBITDA

United States.
billions of €



32
28
24
20
16
12
8
4
0
14.1
3.9
15.0
4.2
15.5
4.3
2007
2008
2009
Revenue
Adjusted EBITDA

Europe.
billions of €



32
28
24
20
16
12
8
4
0
11.2
2.9
11.4
2.9
10.0
2.6
2007
2008
2009
Revenue
Adjusted EBITDA

Southern and Eastern Europe.
billions of €



32
28
24
20
16
12
8
4
0
4.6
2.0
4.6
2.0
9.7
3.8
2007
2008
2009
Revenue
Adjusted EBITDA

Systems Solutions.
billions of €



32
28
24
20
16
12
8
4
0
10.6
1.1
9.3
0.8
8.8
0.9
2007
2008
2009
Revenue
Adjusted EBITDA

Share of operating segments in net revenue of the Group in 2009.


EUR 25.4 billion Germany
EUR 15.5 billion United States
EUR 10.0 billion Europe
EUR 9.7 billion Southern and Eastern Europe
EUR 8.8 billion Systems Solutions

Share of Group Headquarters & Shared Services of EUR 2.4 billion and reconciliation of EUR –7.2 billion.

Share of operating segments in adjusted EBITDA in 2009.


EUR 9.6 billion Germany
EUR 4.3 billion United States
EUR 2.6 billion Europe
EUR 3.8 billion Southern and Eastern Europe
EUR 0.9 billion Systems Solutions

Share of Group Headquarters & Shared Services of EUR – 0.3 billion and reconciliation of EUR – 0.2 billion.

Germany.

Broadband market share retained // Data revenues increased // Mobile market leadership extended

Customer development and selected KPIs.

	Dec. 31, 2009 millions	Dec. 31, 2008 millions	Change millions	Change %	Dec. 31, 2007 millions
Fixed network					
Fixed-network lines [a]	26.2	28.3	(2.1)	(7.4)	30.8
Retail broadband lines [a]	11.5	10.6	0.9	8.5	9.0
Wholesale bundled lines [b]	1.6	2.5	(0.9)	(36.0)	3.5
ULLs [c]	9.1	8.3	0.8	9.6	6.4
Wholesale unbundled lines [d]	0.6	0.2	0.4	n.a.	0.0
Mobile communications					
Mobile customers [e,f]	39.1	39.1	0.0	0.0	36.0

Totals were calculated on the basis of precise figures and rounded to millions. Percentages were calculated on the basis of figures shown. The Business Customers unit was transferred from the Systems Solutions operating segment into the former Broadband/Fixed Network operating segment effective January 1, 2009 and has been reported under the Germany operating segment since July 1, 2009. All prior-year figures have been adjusted for better comparability.

[a] Lines in operation excluding internal use and public telecommunications systems, including IP-based lines and congstar.
[b] Sale of broadband lines based on DSL technology to alternative providers outside Deutsche Telekom, including bundled IP-Bitstream Access (IP-BSA). In the case of IP-BSA, Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over these lines.
[c] Unbundled local loop lines: Deutsche Telekom wholesale service that can be leased by alternative telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.
[d] Wholesale unbundled lines (e.g., IP-BSA Stand Alone): wholesale service not bundled with a PSTN line. Allows competitors to offer an all-IP product range. Including IP-BSA Stand Alone.
[e] One mobile communications card corresponds to one customer.
[f] Due to various rulings on the expiry of prepaid credit and the limited validity of prepaid cards, T-Mobile Deutschland changed its terms of contract and, as a result, its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month's notice. T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the system.

Business in Germany made good progress despite the challenging economic environment, regulatory requirements, and intense competition, with a market share of new broadband customers of 45 percent and market leadership in service revenues extended in the mobile communications sector.

Fixed network. As growth on the broadband market in Germany became more restrained in the 2009 financial year, the number of retail lines increased by 0.9 million year-on-year to a total of 11.5 million. Since 2007, Deutsche Telekom's broadband market share has remained stable at around 46 percent (according to internal calculations) despite increasingly intense competition. More than 1.0 million Entertain packages had been sold and around 0.8 million connected by the end of 2009.

Fixed-network line losses in Germany totaled 2.1 million in the 2009 financial year, 0.4 million lines down on the prior year. The line losses include fixed-network lines previously operated by Deutsche Telekom but now run as IP-based lines by other providers on the basis of the unbundled local loop (ULL) line. Other line losses are mainly attributable to customers switching to cable companies, alternative telecommunications carriers, and mobile operators.

Growth in ULLs slowed down compared with the previous year. In 2009, the number of ULLs rose by 0.8 million to 9.1 million. The decrease of 0.9 million in wholesale bundled lines (e.g., Resale/IP-BSA lines) since the end of 2008 has partially been offset by the growth in wholesale unbundled lines (e.g., IP-BSA Stand Alone lines), around 0.6 million of which had been sold between the market launch in mid-2008 and the end of 2009.

Mobile communications. In the German mobile communications market, which is saturated in terms of customers with a penetration rate of approximately 132 percent, the focus is mainly on value-driven growth.

The higher-value contract customer business developed positively in the 2009 financial year. The number of customers increased by 1.1 percent year-on-year to 17.2 million. The share of contract customers increased to 44 percent of the total customer base compared with the figure at the end of the previous year, encouraged by attractive smartphones like the Apple iPhone. The proportion of customers with integrated flat-rate plans for telephony and data usage increased substantially.

The focus on value-driven growth is also reflected in the stabilization of average revenue and increased usage per customer compared with the prior year.

Development of operations.

	2009 millions of €	2008 millions of €	Change millions of €	Change %	2007 millions of €
Total revenue	25,423	26,400	(977)	(3.7)	28,116
Of which: fixed network	18,736	19,782	(1,046)	(5.3)	21,309
Of which: mobile communications	8,109	8,069	40	0.5	8,293
EBIT (profit from operations)	5,062	4,624	438	9.5	4,691
EBIT margin (%)	19.9	17.5		2.4	16.7
Depreciation, amortization and impairment losses	(4,196)	(4,180)	(16)	(0.4)	(4,341)
EBITDA	9,258	8,804	454	5.2	9,032
Special factors affecting EBITDA	(349)	(960)	611	63.6	(903)
Adjusted EBITDA [a]	9,607	9,764	(157)	(1.6)	9,935
Of which: fixed network	6,247	6,400	(153)	(2.4)	6,645
Of which: mobile communications	3,373	3,364	9	0.3	3,292
Adjusted EBITDA margin (%)	37.7	37.0			35.3
Of which: fixed network	33.3	32.4			31.2
Of which: mobile communications	41.6	41.7			39.7
Cash capex [b]	(3,158)	(3,038)	(120)	(3.9)	(3,014)
Number of employees [c]	84,584	89,961	(5,377)	(6.0)	94,460
Of which: fixed network	78,507	83,932	(5,425)	(6.5)	86,155
Of which: mobile communications	6,077	6,029	48	0.8	8,305

The contributions of the operating segments generally show the unconsolidated view, and do not take into consideration consolidation effects at the operating segment level.
Totals were calculated on the basis of precise figures and rounded to millions. Percentages were calculated on the basis of figures shown.
Effective July 1, 2009 the Germany operating segment includes the fixed-network and mobile communications business. The fixed-network figures include PASM (Power and Air Condition Solution Management GmbH & Co. KG) without Global Network, International Carrier Services & Solutions (ICSS) and the share of Deutsche Telekom AG in the Product House. The mobile communications figures include DFMG (Deutsche Funkturm GmbH). All prior-year figures have been adjusted for better comparability.

[a] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses.
For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the section on "Development of business in the Group."
[b] Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the statement of cash flows.
[c] Average of all employees.

Total revenue.

Total revenue in the Germany operating segment decreased by 3.7 percent year-on-year to EUR 25.4 billion, mainly caused by the continuing losses of fixed-network lines due to competition and by regulatory pricing measures in fixed-network and mobile communications.

Fixed network. Total revenue in the fixed network declined by 5.3 percent year-on-year to EUR 18.7 billion in the full year 2009, compared with a decline of 7.2 percent in the 2008 financial year. The decrease in revenue was thus 1.9 percentage points lower year-on-year. The increased number of complete broadband packages and unbundled local loop lines had a positive effect on the development of revenue.

This volume growth only partially offset the decline in revenue, however, which was mainly attributable to continuing line losses resulting from increased competition, falling usage-related charges, and volume-driven decreases in revenues from resale and network services and from interconnection services.

Mobile communications. In the 2009 financial year, the operating segment maintained and extended its market leadership in service revenues. In addition, continued growth in non-voice (data and messaging) revenue had a positive effect. Non-voice revenue increased as a proportion of service revenues by 4 percentage points in the course of one year. Data revenues developed positively in the 2009 financial year, increasing 46 percent year-on-year. For the overall market in Germany, Deutsche Telekom estimates the mobile data revenue growth rate to be 25 to 30 percent in 2009.

Total mobile communications revenue rose by EUR 40 million or 0.5 percent to EUR 8.1 billion. The increase in revenue was partially offset by more restrictive regulation, in particular lower termination charges from April 1, 2009, new EU roaming regulation as of July 1, 2009, and continuing intense price competition. The national roaming agreement with O_2 expired at the end of 2009. The national roaming revenues generated with O_2 in 2009 were on a par with the prior-year level.

EBIT, adjusted EBITDA.

EBIT in the Germany operating segment increased by 9.5 percent year-on-year to approximately EUR 5.1 billion. The reduction in revenue was compensated by cost savings and fewer special factors. Adjusted EBITDA totaled EUR 9.6 billion in the 2009 financial year. The year-on-year decrease of around EUR 0.2 billion was caused primarily by a reduction in fixed-network revenue, which was not fully offset despite systematic cost cutting.

In the fixed network, adjusted EBITDA of EUR 6.2 billion was generated in the 2009 financial year; the adjusted EBITDA margin rose 0.9 percentage points year-on-year to 33.3 percent. Lower revenue-driven costs and reduced costs in particular for third-party services, rental, energy, IT and personnel made up for a major part of the decrease in revenue in the traditional fixed-network business.

Adjusted EBITDA and the adjusted EBITDA margin remained on a par with the prior-year level in the 2009 financial year although regulation and the consistently high level of competition in Germany had a negative effect on EBITDA. Factoring out the disposal of an intangible asset in the third quarter of the prior year (positive EBITDA effect of EUR 0.1 billion), both adjusted EBITDA and the EBITDA margin increased in 2009.

Cash capex.

Cash capex increased EUR 0.1 billion year-on-year in the 2009 reporting year to EUR 3.2 billion, mainly as a result of capital expenditures in the fixed network for the IP transport platform, broadband roll-out and IT systems. Cash capex in mobile communications mainly resulted from capital expenditures for the network build-out, mainly UMTS sites, capacity increases, and investments in IT products.

Personnel.

The average headcount decreased by 6 percent year-on-year to 84,584 employees, primarily due to staff reductions in the fixed-network area.

United States.

3G network build-out // Increase in data revenue

Customer development.

	Dec. 31, 2009 millions	Dec. 31, 2008 millions	Change millions	Change %	Dec. 31, 2007 millions
United States					
Mobile customers *	33.8	32.8	1.0	3.0	29.8

* One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages were calculated on the basis of figures shown.

The United States operating segment increased its customer base during the year. The number of customers at the end of 2009 increased to 33.8 million with a total of 1.0 million net additions. Net customer additions decreased year-on-year, with strong growth in wholesale (including MVNOs and machine-to-machine customers) which were partially offset by losses in T-Mobile USA branded customers. Blended churn increased to 3.2 percent from 2.9 percent due to competitive intensity during the year, including handset innovation and market launches by regional unlimited wireless carriers.

Development of operations.

	2009 millions of €	2008 millions of €	Change millions of €	Change %	2007 millions of €
Total revenue	15,471	14,957	514	3.4	14,075
EBIT (profit from operations)	2,233	2,299	(66)	(2.9)	2,017
EBIT margin (%)	14.4	15.4			14.3
Depreciation, amortization and impairment losses	(2,028)	(1,884)	(144)	(7.6)	(1,892)
EBITDA [a]	4,261	4,183	78	1.9	3,909
Special factors affecting EBITDA [a]	–	(57)	n.a.	n.a.	–
Adjusted EBITDA [a]	4,261	4,240	21	0.5	3,909
Adjusted EBITDA margin [a] (%)	27.5	28.3			27.8
Cash capex	(2,666)	(2,540)	(126)	(5.0)	(1,958)
Number of employees [b]	38,231	36,076	2,155	6.0	31,655

[a] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses.
For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the section on "Development of business in the Group."
[b] Average of all employees.

Total revenue.

Total revenue in the United States operating segment grew by 3.4 percent. However, revenue declined slightly when measured in local currency (–1.6 percent), due primarily to the decrease in T-Mobile USA branded customers. Additionally, variable voice revenues decreased due to lower roaming revenues and an increase in the proportion of customers on unlimited rate plans. These decreases were partially offset by strong growth in data revenue, as customers adopt 3G converged devices and utilize Web access plans.

EBIT, adjusted EBITDA.

Adjusted EBITDA rose by EUR 21 million year-on-year driven by changes in the currency exchange rates. In U.S. dollars, adjusted EBITDA decreased year-on-year primarily due to lower revenues. In addition, higher cost of sales related to the 3G network were more than offset by lower commissions costs resulting from fewer T-Mobile USA retail customer gross additions and various cost saving initiatives. EBIT declined by EUR 66 million year-on-year driven by the factors described above including changes in the currency exchange rate, and higher network-related depreciation expense.

Cash capex.

Cash capex increased year-on-year to EUR 2.7 billion from EUR 2.5 billion. In U.S. dollars, cash capex decreased slightly year-on-year driven by decreases in information technology and spectrum purchases. Network-related capex remained consistent year-on-year due to the continued focus on the improvement of network quality and coverage as well as the roll-out of the 3G (UMTS/HSPA) network. By the end of 2009, T-Mobile USA's 3G network covered over 205 million people, almost doubling 3G coverage in 2009.

Personnel.

The average number of employees rose year-on-year, related to retail distribution growth. By the end of 2009, T-Mobile USA had over 2,000 branded retail locations.

Europe.

Pleasing development in contract customer business // Increase in non-voice revenues

Customer development.

	Dec. 31, 2009 millions	Dec. 31, 2008 millions	Change millions	Change %	Dec. 31, 2007 millions
Europe [a]	44.2	44.2	0.0	0.0	43.7
Of which: T-Mobile UK[b]	17.2	16.8	0.4	2.4	17.3
Of which:T-Mobile NL[c]	4.6	5.3	(0.7)	(13.2)	4.9
Of which: PTC	13.5	13.3	0.2	1.5	13.0
Of which: T-Mobile CZ	5.5	5.4	0.1	1.9	5.3
Of which: T-Mobile A	3.4	3.4	0.0	0.0	3.3

[a] One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages were calculated on the basis of figures shown.
For a detailed explanation of "SIM card," please refer to the Glossary.
[b] Including Virgin Mobile.
[c] The consolidation of Online (formerly Orange Nederland Breedband B.V.) in the second quarter of 2008 has no effect on the number of customers of the T-Mobile Netherlands group, as only mobile communications customers are shown.

In the Europe operating segment, the number of customers at the end of the 2009 financial year remained stable at the prior-year level. Slight customer growth in the mobile communications companies in the United Kingdom, Poland and the Czech Republic fully compensated the decline in the number of customers at T-Mobile Netherlands.

PTC, T-Mobile CZ and T-Mobile Austria each recorded growth in their contract customer business, sufficient to fully offset, or even more than offset, the slight decline in their respective prepay business.

The year-on-year increase in the total customer base at T-Mobile UK was mainly attributable to the fact that higher numbers of T-Mobile UK's own customers in the prepay sector compensated for the decrease in Virgin Mobile customers. Virgin Mobile customers are assigned to the prepay sector at T-Mobile UK. T-Mobile UK also recorded a slight year-on-year increase in the number of contract customers.

The decrease in the total customer base at T-Mobile Netherlands was related to the prepay sector. Inactive customers were added to the customer base due to the acquisition of Orange Nederland and the migration in the 2009 financial year of Orange Nederland customers to T-Mobile's customer base. After a period of inactivity of 180 days, these customers were churned in the fourth quarter of 2009, substantially reducing prepay customer figures.

Overall, the high-value contract customer business generated satisfactory results in 2009, again driving growth in the overall customer base. All mobile communications companies contributed to the increase in the number of contract customers. The percentage of contract customers in the total customer base increased at all companies except T-Mobile UK. The percentage of contract customers in the total customer base for the Europe operating segment rose by around 2 percentage points compared with the end of 2008 to 41.0 percent (including Virgin Mobile).

This sound development is due to the focused customer acquisition strategy which appeals to high-value contract customers with calling plans with minute buckets, flat-rate plans, and new hardware offered in conjunction with a fixed-term contract. In addition, innovative mobile Internet services installed on high-performance cell phones and introduced as part of the connected life and work strategy successfully attracted new groups of customers. The launch of the T-Mobile G1, the T-Mobile G2 Touch, and the Apple iPhone was a strong boost to the contract customer business. The market launch in October 2009 of the T-Mobile Pulse, the third Android-based smartphone, marked a further milestone in the T-Mobile product portfolio and had a positive impact on net additions in the fourth quarter of 2009.

Development of operations.

	2009 millions of €	2008 millions of €	Change millions of €	Change %	2007 millions of €
Total revenue	10,034	11,354	(1,320)	(11.6)	11,234
Of which: T-Mobile UK	3,390	4,051	(661)	(16.3)	4,812
Of which: T-Mobile NL[a]	1,807	1,806	1	0.1	1,318
Of which: PTC	1,757	2,260	(503)	(22.3)	1,965
Of which: T-Mobile CZ	1,191	1,329	(138)	(10.4)	1,171
Of which: T-Mobile A	1,038	1,085	(47)	(4.3)	1,182
Of which: Other[b]	909	896	13	1.5	858
EBIT (profit (loss) from operations)	(905)	496	(1,401)	n.a.	86
EBIT margin (%)	(9.0)	4.4			0.8
Depreciation, amortization and impairment losses	(3,411)	(2,357)	(1,054)	(44.7)	(2,700)
EBITDA[c]	2,506	2,853	(347)	(12.2)	2,786
Special factors affecting EBITDA[c]	(51)	(86)	35	40.7	(130)
Adjusted EBITDA[c]	2,557	2,939	(382)	(13.0)	2,916
Of which: T-Mobile UK	611	888	(277)	(31.2)	1,183
Of which: T-Mobile NL[a]	430	352	78	22.2	279
Of which: PTC	616	785	(169)	(21.5)	646
Of which: T-Mobile CZ	614	634	(20)	(3.2)	513
Of which: T-Mobile A	283	285	(2)	(0.7)	336
Of which: Other[d]	1	(12)	13	n.a.	(32)
Adjusted EBITDA margin[c] (%)	25.5	25.9			26.0
Cash capex[e]	(879)	(1,152)	273	23.7	(1,148)
Number of employees[f]	18,105	17,945	160	0.9	17,189

The contributions of the national companies generally correspond to their respective unconsolidated financial statements and do not take into consideration consolidation effects at the operating segment level.

[a] Including consolidation of Orange Nederland from October 2007 and Online Netherlands from June 2008.
[b] "Other": primarily International Carrier Sales and Solutions (ICSS).
[c] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses.
For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the section on "Development of business in the Group."
[d] "Other": primarily ICSS, headquarters of the Europe operating segment, T-Mobile International UK.
[e] Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the statement of cash flows.
[f] Average of all employees.

Total revenue.

Total revenue in the Europe operating segment decreased by EUR 1.3 billion or 11.6 percent year-on-year. 68 percent of the revenue decline were due to negative exchange rate effects from the Polish zloty, the pound sterling and the Czech koruna. Revenue in the Europe operating segment in 2009 was also negatively affected by the strained economic situation, continuing high competitive pressure and regulatory intervention.

Adjusted for exchange rate fluctuations, PTC did not achieve the same revenue figure as in the previous year, which was primarily attributable to a regulation-induced reduction in revenue from termination charges. There is a similar picture at T-Mobile Austria, where falling revenues from termination charges were also the main reason for the decline in revenue. The reduction in revenue at T-Mobile UK and T-Mobile CZ – after elimination of exchange rate effects – was largely related to service revenues in the prepay sector. Regulatory decisions and continued intense competition also impacted revenue. At T-Mobile Netherlands, revenue remained stable at the prior-year level. Although T-Mobile Netherlands was also affected by a regulation-induced reduction in revenues from termination charges, this decline was offset by revenue growth in broadband fixed-network business at Online (formerly: Orange Nederland Breedband B.V.). The year-on-year increase in non-voice revenue at all mobile operations in the Europe operating segment also helped to offset the revenue decrease from voice telephony.

EBIT, adjusted EBITDA.

EBIT in the Europe operating segment declined by EUR 1.4 billion year-on-year in 2009. This includes the impairment loss of EUR 1.8 billion recognized on the goodwill of the cash-generating unit T-Mobile UK in the first quarter of 2009. EBIT was also reduced year-on-year by the same negative factors that impacted EBITDA. On the other hand, lower depreciation, amortization and impairment losses at PTC, T-Mobile Netherlands, T-Mobile CZ, and T-Mobile Austria had an offsetting effect on the EBIT decline.

Adjusted EBITDA in the Europe operating segment decreased by EUR 0.4 billion or 13.0 percent in the 2009 financial year compared with the prior year, mainly caused by the negative exchange rate effects of the Polish zloty, the pound sterling, and the Czech koruna. After elimination of these exchange rate effects, the operating segment's EBITDA still decreased, mainly impacted by T Mobile UK and PTC. In 2009, EBITDA generated at T-Mobile Austria was on a par with the prior-year level and an increase in EBITDA was recorded at T-Mobile CZ (in local currency) and T-Mobile Netherlands, partially offsetting the effects of lower EBITDA at the UK and Polish companies.

At T-Mobile UK, the decrease in EBITDA in local currency primarily resulted from lower service revenues. This effect was only partially offset by systematic cuts in customer acquisition costs and overheads. At PTC, the year-on-year reduction in EBITDA was mainly driven by a regulation-induced reduction in revenues from termination charges. Lower revenue-related costs as well as savings in customer acquisition costs and overheads only partially compensated for the negative impact of lower revenues.

Due to strict cost management mainly in overheads, and cuts in customer retention costs, T-Mobile Austria fully offset the negative effects of the year-on-year reduction in revenue, which stabilized EBITDA at T-Mobile Austria. T-Mobile CZ generated a year-on-year increase in EBITDA adjusted for exchange rate effects, mainly as a result of a reduction in overheads and customer retention and acquisition costs. EBITDA also increased year-on-year at T-Mobile Netherlands due to expenditure cuts and higher earnings from broadband fixed-network business.

Cash capex.

Cash capex in the Europe operating segment decreased by EUR 0.3 billion year-on-year to EUR 0.9 billion due to lower capital expenditures in Poland, the United Kingdom, Austria and the Netherlands, whereas capital expenditures increased only slightly in the Czech Republic.

Personnel.

The average number of employees in the Europe operating segment remained largely stable compared with the prior year, but the development of headcount figures varied at the individual companies. At T-Mobile CZ, the number of employees increased compared with the prior year due to the transfer of temporary customer service staff to permanent contracts. At T-Mobile Nederland, the year-on-year headcount increase was mainly attributable to technical integration projects associated with the acquisition of Orange Nederland. At PTC, the number of employees remained almost unchanged year-on-year, whereas average staff numbers at T-Mobile Austria declined in Sales and Customer Care. Headcount at T-Mobile UK declined at the call centers and in the technology area as a result of outsourcing measures.

Southern and Eastern Europe.

First-time full consolidation of OTE // Increase in mobile customer base // Positive developments in the broadband market

Customer development and selected KPIs.

		Dec. 31, 2009 millions	Dec. 31, 2008 millions	Change millions	Change %	Dec. 31, 2007 millions
Southern and Eastern Europe	Fixed-network lines [a]	11.9	12.8	(0.9)	(7.0)	13.6
	Retail broadband lines	3.5	3.0	0.5	16.7	2.1
	Wholesale bundled lines [b]	0.2	0.3	(0.1)	(33.3)	0.4
	ULLs [c]	1.1	0.7	0.4	57.1	0.3
	Mobile customers [d]	34.6	31.6	3.0	9.5	26.2
Hungary	Fixed-network lines [a]	1.8	2.0	(0.2)	(10.0)	2.2
	Broadband lines [e]	0.8	0.8	0	-	0.7
	Mobile customers [d]	5.1	5.4	(0.3)	(5.6)	4.9
Croatia	Fixed-network lines [a]	1.5	1.6	(0.1)	(6.3)	1.6
	Broadband lines [e]	0.6	0.5	0.1	20.0	0.3
	Mobile customers [d]	2.9	2.7	0.2	7.4	2.4
Slovakia	Fixed-network lines [a]	1.1	1.1	0	-	1.1
	Broadband lines [e]	0.4	0.3	0.1	33.3	0.3
	Mobile customers [d]	2.4	2.3	0.1	4.3	2.4
Greece	Fixed-network lines [a]	4.2	4.6	(0.4)	(8.7)	5.0
	Broadband lines [e]	1.1	1.0	0.1	10.0	0.8
	Mobile customers [d]	9.2	7.9	1.3	16.5	6.3
Romania	Fixed-network lines [a]	2.8	3.0	(0.2)	(6.7)	3.1
	Broadband lines [e]	0.8	0.7	0.1	14.3	0.4
	Mobile customers [d, g]	7.3	5.9	1.4	23.7	3.6
Other [f]	Fixed-network lines [a]	0.5	0.6	(0.1)	(16.7)	0.6
	Broadband lines [e]	0.2	0.1	0.1	100.0	0.1
	Mobile customers [d]	7.7	7.4	0.3	4.1	6.6

The Southern and Eastern Europe (SEE) operating segment includes the fixed-network and mobile communications subsidiaries of T-Hrvatski Telekom, Slovak Telekom, Magyar Telekom, Makedonski Telekom, Crnogorski Telekom and the OTE group: OTE, Cosmote, Romtelecom, Cosmote Romania, Globul (Bulgaria) and AMC (Albania). OTE has been fully consolidated since February 1, 2009. Prior-year figures have been adjusted accordingly on a pro forma basis.

[a] Lines in operation excluding internal use and public telecommunications, including IP-based lines.
[b] Sale of broadband lines based on DSL technology to alternative providers outside Deutsche Telekom, including bundled IP-Bitstream Access (IP-BSA). In the case of IP-BSA, Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over these lines.
[c] Unbundled local loop lines: Deutsche Telekom wholesale service that can be leased by alternative telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.
[d] One mobile communications card corresponds to one customer.
[e] Total of retail and resale broadband lines.
[f] "Other" includes the companies AMC (Albania), Globul (Bulgaria), Makedonski Telekom (the F.Y.R.O. Macedonia), T-Mobile Macedonia (the F.Y.R.O. Macedonia) and Crnogorski Telekom (Montenegro: mobile communications and fixed network).
[g] Including the Romanian company Zapp since November 1, 2009, prior-year figures not adjusted.

Deutsche Telekom boosted its position in this region despite the tough economic environment due to the first-time full consolidation of OTE and the marked increase in the customer base in both broadband and mobile communications.

Total. In the 2009 financial year, customer development in Southern and Eastern Europe was influenced by the first-time consolidation of the OTE group, which has fixed-network operations in Greece and Romania, and mobile communications operations in Greece, Romania, Bulgaria and Albania.

Fixed network. The broadband market in Southern and Eastern Europe continued to grow in the 2009 financial year. With a total of 3.8 million broadband lines, including bundled and unbundled wholesale lines, the operating segment recorded an increase of 0.5 million lines compared with the same period last year. The 0.9 million line losses in the fixed network were slightly above the prior year figure. The 2009 figure includes 1.9 million (pro forma 2008: 1.7 million) broadband lines in the fixed network of OTE (Greece) and Romtelecom (Romania). Growth in the broadband market was also driven by the ongoing success in the marketing of IPTV, with the number of IPTV customers almost doubling.

Mobile communications. The mobile communications market in Southern and Eastern Europe exhibited slow growth in several countries in the 2009 financial year, reflecting macroeconomic trends. In Slovakia, customer numbers stagnated compared with the prior year. In Hungary, the number of customers decreased as a result of the overall economic situation. All mobile communications companies contributed to the increase in customer numbers in absolute terms. The percentage of contract customers in the total customer base remained at the prior-year level. In all countries except Greece and Albania, the share of contract customer business grew, however. The acquisition of the Romanian mobile communications operator Zapp by the Cosmote group resulted in an expansion on the Romanian market. The company was consolidated for the first time in November 2009.

Total revenue.

Total revenue in the Southern and Eastern Europe operating segment increased year-on-year by EUR 5.0 billion in the 2009 financial year. This positive revenue trend is attributable to the first-time full consolidation of OTE in early February 2009. Adjusted for the consolidation of OTE, revenue decreased by EUR 0.4 billion, mainly as a result of negative exchange rate effects from the translation of Hungarian forints to euros. The strained economic situation and the continued intense competition in mobile communications and in the traditional fixed network also impacted revenue. Broadband growth in all countries did not make up for the decline in revenue in the traditional fixed-network area.

Hungary. The decline in revenue related to both mobile communications and fixed-network business due to the difficult economic situation. The main driver (accounting for around 70 percent) of this revenue decrease in euros was exchange rate effects owing to the substantially weakened Hungarian forint, which recovered to a certain extent in the course of the year.

Croatia. The Croatian business underwent a small downward trend because of the slight weakness of the Croatian kuna and the overall economic situation. Mobile communications was more seriously affected than the fixed network, partly because of the recently introduced mobile communications tax set at 6 percent of revenue.

Slovakia. Revenue from both the fixed network and mobile communications were slightly down year-on-year. Currency effects partially offset this trend compared with the prior year.

EBIT, adjusted EBITDA.

EBIT in the Southern and Eastern Europe operating segment rose by just EUR 0.1 billion year-on-year, despite the positive contribution from the consolidation of the OTE group. The rise was partially offset by impairment losses as follows:

On the basis of information available at the reporting date and expectations with respect to the market and competitive environment, the impairment tests performed at the cash-generating units in the fourth quarter of 2009 identified the need for impairment losses totaling EUR 0.5 billion to be recognized in Greece (mobile communications and fixed network), Romania (mobile communications), the F.Y.R.O. Macedonia and Slovakia (fixed network). These impairment losses were largely due to the country-specific risk in connection with the current financial and national crisis in Greece. Other impairment losses were primarily recognized as a result of negative developments in connection with the financial market crisis.

In the 2009 financial year, adjusted EBITDA in the Southern and Eastern Europe operating segment increased year-on-year by EUR 1.8 billion. Adjusted for the positive contribution of the first-time full consolidation of the OTE group in February 2009, adjusted EBITDA in the operating segment decreased by around EUR 0.2 billion or 8.7 percent. The negative exchange rate effects in Hungary, and to a lesser extent in Croatia, were a major cause of this decrease. The impact of negative revenue trends on adjusted EBITDA was reduced and in Slovakia more than offset by cost cutting measures.

EBITDA for the 2009 financial year includes a one-time positive effect from the first quarter amounting to EUR 0.2 billion from the Greek government's contribution to the costs of a voluntary early retirement program. This was offset by provisions of approximately the same volume for severance payments recognized at OTE in the second quarter of 2009.

Development of operations.

	2009 millions of €	2008 millions of €	Change millions of €	Change %	2007 millions of €
Total revenue	9,685	4,645	5,040	n.a.	4,600
Of which: Hungary	1,682	2,006	(324)	(16.2)	2,047
Of which: Croatia	1,161	1,223	(62)	(5.1)	1,202
Of which: Slovakia	974	994	(20)	(2.0)	932
Of which: Greece	3,899	-	-	-	-
Of which: Romania	1,104	-	-	-	-
Of which: Other[a]	976	435	541	n.a.	436
EBIT (profit from operations)	1,037	915	122	13.3	1,010
EBIT margin (%)	10.7	19.7			22.0
Depreciation, amortization and impairment losses	(2,747)	(1,034)	(1,713)	n.a.	(937)
EBITDA[b]	3,784	1,949	1,835	94.2	1,947
Special factors affecting EBITDA	(42)	(65)	23	35.4	(93)
Adjusted EBITDA[b]	3,826	2,014	1,812	90.0	2,040
Of which: Hungary	675	820	(145)	(17.7)	822
Of which: Croatia	525	557	(32)	(5.7)	555
Of which: Slovakia	439	427	12	2.8	440
Of which: Greece	1,447	-	-	-	-
Of which: Romania	293	-	-	-	-
Of which: Other[a]	445	211	234	n.a.	223
Adjusted EBITDA margin (%)	39.5	43.4			44.3
Cash capex	(1,610)	(865)	(745)	(86.1)	(732)
Number of employees[c]	51,172	21,229	29,943	n.a.	23,442

The contributions of the national companies generally correspond to their respective unconsolidated financial statements and do not take into consideration consolidation effects at the operating segment level. Southern and Eastern Europe (SEE) includes the fixed network and mobile communications companies T-Hrvatski Telekom, Slovak Telekom, Magyar Telekom, Makedonski Telekom, Crnogorski Telekom and the OTE group: Fixed Network Greece and Cosmote Greece (financial figures include the domestic mobile operator Cosmote and the sales company Germanos); Romtelecom and Cosmote Romania (financial figures include the domestic mobile operator Cosmote and the sales company Germanos); and Zapp since November 1, 2009; Cosmote Bulgaria (financial figures include the domestic mobile operator Globul and the sales company Germanos) and Cosmote Albania (includes the national operator AMC).

[a] "Other" includes revenue and EBITDA at the companies AMC (Albania), Globul (Bulgaria), Makedonski Telekom (the F.Y.R.O. Macedonia), T-Mobile Macedonia (the F.Y.R.O. Macedonia) and Crnogorski Telekom (Montenegro: mobile communications and fixed network).
[b] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses.
For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the section on "Development of business in the Group."
[c] Average of all employees.

Cash capex.

Cash capex in the Southern and Eastern Europe operating segment rose by EUR 0.7 billion year-on-year to EUR 1.6 billion. This increase was substantially due to the first-time consolidation of the OTE group. Slightly higher investments in Croatia and Montenegro relate to broadband roll-out. Otherwise cash capex in the 2009 financial year was down on the prior year, due in part to exchange rate effects.

Personnel.

The average number of employees increased sharply in 2009 compared with the prior year, mainly due to the first-time full consolidation of the OTE group, whose headcount at the date of consolidation was 33,600. Apart from this, the number of employees was reduced in Croatia and Slovakia by the improvement of performance processes. In the 2009 financial year, this was also true of the fixed-network parts of the OTE group. Some 550 employees were included for the first time in the fourth quarter of 2009 due to the first-time consolidation of the Romanian company Zapp.

Systems Solutions.

Numerous big deals landed // Effects of financial crisis felt in revenue // Comprehensive Save for Service program improved adjusted EBITDA // Clear increases in adjusted EBIT and EBITDA margins

Selected KPIs.

	Dec. 31, 2009	Dec. 31, 2008	Change	Change %	Dec. 31, 2007[d]
New orders (millions of €)	9,305	10,235	(930)	(9.1)	12,936
Computing & Desktop Services					
Number of servers managed and serviced	47,092	56,734	(9,642)	(17.0)	39,419
Number of workstations managed and serviced (millions)	1.86	1.51	0.35	23.2	1.46
Systems Integration[a]					
Hours billed[b] (millions)	9.6	10.7	(1.1)	(10.3)	11.4
Utilization rate[c] (%)	81.3	80.9		0.4p	80.2

[a] Domestic: excluding changes in the composition of the Group.
[b] Cumulative figures as of the reporting date.
[c] Ratio of average number of hours billed to maximum possible hours billed per period.
[d] 2007 figures not adjusted.

The Systems Solutions operating segment (T-Systems) signed several new large-scale contracts in the ICT business customer market in 2009. The worldwide finance and economic crisis also left its mark on the level of new orders, however, resulting in a year-on-year decrease of 9.1 percent. It should be remembered that the level of new orders in 2008 was exceptionally high due to the major contract with Royal Dutch Shell. T-Systems signed several important new deals in 2009, particularly in the fourth quarter, such as those with BP, Phillips, Linde, MAN, and Eskom/Transnet in South Africa. All of these deals have terms of five years or more and volumes well into the triple-digit millions, making them the building blocks for the coming years. The deals signed in 2009 underline T-Systems' ability to provide ICT services worldwide, as does its focus on large, often international outsourcing activities. In South Africa Deutsche Telekom's corporate customer arm signed major deals with the utility company Eskom and the transport company Transnet. T-Systems also bought the Spanish IT provider Metrolico in 2009 to boost its market position in the public and finance sector on the Iberian peninsula. T-Systems also acquired SAP AG's European hosting operations.

The number of servers managed and serviced decreased in 2009 as a result of the consolidation of systems taken over from customers and of the growing trend toward Dynamic Services.

The number of workstations managed and serviced increased significantly in the reporting year, mainly due to new orders. Systems Integration customers, on the other hand, have canceled or postponed projects due to the economic crisis and have been slow to place new orders, with the result that fewer hours were billed than in the prior year, leading to a decrease in revenue. This was partially offset by a higher utilization rate.

Total revenue.

Total revenue in the Systems Solutions operating segment in 2009 amounted to EUR 8.8 billion, a year-on-year decrease of 5.8 percent as a result of the finance and economic crisis. The positive development of international business, as a result of several contracts with corporate customers, continued in the reporting period, and at – 2.4 percent fared better than revenue. In Germany, revenue decreased 7.3 percent. The decrease in revenue in Germany is attributable both to the postponement or cancelation of projects in the Systems Integration business and the price trend in IT and telecommunications. The Systems Solutions operating segment generated revenue of EUR 6.1 billion in 2009 from business with customers outside the Deutsche Telekom Group, a decrease of 4.5 percent compared with the prior year.

Development of operations.

	2009 millions of €	2008 millions of €	Change millions of €	Change %	2007 millions of €
Total revenue	8,798	9,343	(545)	(5.8)	10,571
EBIT (profit (loss) from operations)	(11)	81	(92)	n.a.	(229)
Special factors affecting EBIT [a]	(240)	12	(252)	n.a.	(397)
Adjusted EBIT [a]	229	69	160	n.a.	168
Adjusted EBIT margin [a] (%)	2.6	0.7			1.6
Depreciation, amortization and impairment losses	(721)	(781)	60	7.7	(888)
EBITDA [b]	710	862	(152)	(17.6)	659
Special factors affecting EBITDA [b]	(213)	36	(249)	n.a.	(397)
Adjusted EBITDA [b]	923	826	97	11.7	1,056
Adjusted EBITDA margin [b] (%)	10.5	8.8			10.0
Cash capex [c]	(681)	(823)	142	17.3	(903)
Number of employees [d]	45,328	46,095	(767)	(1.7)	49,433

The Systems Solution operating segment, excluding the 160,000 small and medium-sized business customers transferred as of January 1, 2009. Prior-year figures have been adjusted accordingly.

[a] For a detailed explanation of the special factors affecting EBIT, adjusted EBIT, and the adjusted EBIT margin, please refer to the section on "Development of business in the Group."
[b] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses.
For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the section on "Development of business in the Group."
[c] Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the statement of cash flows. In the first half of 2007 these included outflows totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
[d] Average of all employees.

T-Systems' revenue as a service provider for Deutsche Telekom was impacted to a large extent by IT cost-cutting projects in the Deutsche Telekom Group. T-Systems standardizes and improves the IT environment for the Group and, in doing so, makes a major contribution to the Save for Service programs of the operations in Germany, the mobile operations in Europe and at Group Headquarters & Shared Services in particular. Revenue generated with the Deutsche Telekom Group amounted to EUR 2.7 billion in 2009, a decrease of 8.7 percent year-on-year.

Revenue from the Public & Health sector also developed positively.

EBIT, adjusted EBITDA.

A comprehensive restructuring and efficiency enhancement program called Save for Service offset the revenue decline the 2009 financial year. As a result, adjusted EBIT increased from EUR 0.1 billion in the prior year to EUR 0.2 billion. The EBIT margin improved from 0.7 percent in 2008 to 2.6 percent in the 2009 financial year.

The restructuring and efficiency enhancement measures also had a positive effect on adjusted EBITDA, which grew by EUR 0.1 billion to EUR 0.9 billion. Here, too, the margin increased considerably to 10.5 percent.

It should be noted that the sale of Media&Broadcast had a positive impact on EBITDA and EBIT in 2008 and Media&Broadcast's figures had been a positive element in the figures for 2007.

Cash capex.

Cash capex in the reporting year was much lower than in the previous year. The fact that the efficiency enhancement measures, for example in procurement, are taking effect was also reflected in the development of cash capex. The steady standardization of platforms also contributed to this positive development.

Personnel.

The average headcount in the Systems Solutions operating segment declined by 767 to 45,328, a decrease of 1.7 percent compared with the prior year. The average number of employees declined by 2,452 to 25,547 in 2009 as a result of staff restructuring measures in Germany. In addition to the restructuring measures, this decrease of 8.8 percent is also a result of offshoring at Computing & Desktop Services. The average headcount abroad rose by 1,685 – an increase of 9.3 percent. This is principally due to the fact that employees were taken over under the terms of large-scale contracts and the increase in offshore activities.

Group Headquarters & Shared Services.

Development of operations.

	2009 millions of €	2008 millions of €	Change millions of €	Change %	2007 millions of €
Total revenue	2,410	2,781	(371)	(13.3)	3,143
EBIT (loss from operations)	(1,249)	(1,266)	17	1.3	(2,243)
Depreciation, amortization and impairment losses	(833)	(773)	(60)	(7.8)	(924)
EBITDA [a]	(416)	(493)	77	15.6	(1,319)
Special factors affecting EBITDA [a]	(101)	(312)	211	67.6	(845)
Adjusted EBITDA [a]	(315)	(181)	(134)	(74.0)	(474)
Cash capex [b]	(449)	(426)	(23)	(5.4)	(340)
Number of employees [c]	20,181	23,581	(3,400)	(14.4)	27,557
Of which: at Vivento [d]	9,600	8,200	1,400	17.1	10,200

[a] Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses.
For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to the section on "Development of business in the Group."
[b] Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the statement of cash flows.
[c] Average of all employees.
[d] Number of employees at the reporting date, including Vivento's own staff and management; figures rounded.

During the reporting period, Vivento, Deutsche Telekom's personnel service provider, focused on securing additional external employment opportunities for civil servants and employees, predominantly in the public sector, as well as on sustainable placement management to support staff restructuring. In addition, Vivento offers Group employees temporary and permanent employment opportunities at Vivento Customer Services GmbH with the aim of further improving the deployment of personnel resources.

The workforce at Vivento totaled around 9,600 employees at December 31, 2009. These included around 4,200 employees who were deployed externally, mainly in the public sector, for example at the Federal Employment Agency. Another 2,600 or so people were employed within the Group, especially in call centers, and around 2,800 employees were placed in Vivento's operational and strategic units or continued to be managed by Vivento. Vivento took on a total of around 3,700 employees from the Group in 2009. Around 2,300 employees left Vivento in the reporting period to pursue new employment opportunities. The employment rate remained high in 2009. During the reporting period, around 78 percent of the approximately 9,200 employees (excluding Vivento's management) were in employment or undergoing training.

Streamlining and improving the real estate portfolio remained a key property management issue in the 2009 financial year. In the 2009 reporting year, Deutsche Telekom closed a total of 202 sales deals involving 218,000 square meters of floor space and 1.2 million square meters of land. Cash inflows from the disposal of real estate totaled EUR 0.2 billion in 2009. Deutsche Telekom reduced leased floor space by another 113,000 square meters under an ongoing drive to optimize floor space and corporate sites. Overall, the Group again cut its leasing and facility management costs in 2009.

Total revenue.

Total revenue at Group Headquarters & Shared Services declined by 13.3 percent year-on-year in 2009. The revenue decrease was primarily attributable to the deconsolidation of DeTe Immobilien effective September 30, 2008 and the more efficient use of floor space by the operating segments. Revenue declined also due to lower prices and volumes at Group-wide technical functions and Vivento and lower proceeds from vehicle sales compared with the previous year. This was partially offset by an increase in revenues from the billing of accounting services to the operating segments by Deutsche Telekom Accounting GmbH, which was established on April 1, 2008.

EBIT, adjusted EBITDA.

EBIT (loss from operations) improved slightly by EUR 17 million year-on-year in 2009, mainly as a result of the non-recurrence of expenses incurred in the prior year in connection with the disposal of DeTe Immobilien and call centers. The decline in adjusted EBITDA, the increase in expenses for staff-related measures, and the higher level of depreciation, amortization and impairment losses had an offsetting effect. The latter related mainly to Deutsche Telekom's real estate portfolio.

Adjusted EBITDA at Group Headquarters & Shared Services decreased by EUR 0.1 billion year-on-year in the reporting period, primarily as a result of the more efficient use of floor space, especially in technical facilities, by the operating segments. Higher maintenance costs and lower revenue from Group-wide technical functions and Vivento also impacted EBITDA. Another negative factor was the non-recurrence of the positive EBITDA contribution from DeTe Immobilien as a result of the company's deconsolidation effective September 30, 2008. The decrease was partially compensated by higher income from the reversal of provisions. As in the prior year, the Real Estate unit benefited in the reporting period from income from the reclassification of real estate from assets held for sale to non-current assets in particular.

Personnel.

The average number of employees during the reporting period was 20,181. The decrease of 3,400 employees compared with the 2008 financial year is primarily attributable to the sale of DeTe Immobilien, although offsetting effects came from a headcount increase at Vivento, mainly due to newly identified employment opportunities for civil servants and employees, and the merger of the operating segments' accounting activities into Deutsche Telekom Accounting GmbH.

Corporate responsibility.

The printed CR report for 2009 and the online CR report at www.cr-report.telekom.de contain further information on the CR strategy and the core CR topics.*

Responsible corporate governance // Study on CO_2 emissions // Sustainability drive

Responsible corporate governance.

The Group has been developing a broad-based Corporate Responsibility (CR) program since 2008 with the strategic goal of becoming a world leader in CR. The object of the program is to structure and manage all CR-relevant processes along the Group's entire value chain. In 2009 Deutsche Telekom defined clear targets within the scope of ongoing program development. It also identified CR-relevant projects along with packages of measures and initiatives, systemizing these in relation to the three principal fields of activity in CR (Connected Life and Work, Connect the Unconnected, and Low Carbon Society). Deutsche Telekom has set itself a timeframe for project implementation and adopted ten quantitative key performance indicators (KPIs) for CR. One is the KPI for sustainable procurement, a measure that is based on the ratio of the procurement volume that was matched against sustainability criteria to the Group's total procurement volume, and which compares actual with target values. This allows Deutsche Telekom to review target achievement at all times.

Another important part of the implementation of CR across the Group is the international roll-out of the CR strategy in the respective national companies. To this end, in 2009 the CR department organized local roadshows in seven national companies to discuss with local management and CR managers how to embed CR in the respective national company and what contribution it can make. At least seven further local roadshows are scheduled for 2010. Deutsche Telekom's international network of CR managers plays a valuable role in the process. In July and November 2009, two networking meetings were held alongside a number of regular telephone conference calls, during which CR managers from the individual companies and the central CR department discussed progress and continued to develop the CR program.

New CR projects and initiatives.

As part of the **Connect the Unconnected** initiative, in April 2009 Deutsche Telekom launched the flagship project "Yes, I Can!" that will initially run for three years and is designed to strengthen the skills of young people from difficult economic and social backgrounds. Each year the Group will invite entries from projects and institutions across Germany that help children and adolescents aged 9 to 14 from disadvantaged backgrounds to acquire new skills. A jury of experts from academia and politics, as well as individuals from public life, selected 66 projects from over 600 applications for financial support. The maximum amount of funding was EUR 15,000 per project, with more than EUR 500,000 paid out in total.

In September 2009, Reinhard Clemens, CEO of T-Systems, Deutsche Telekom's corporate customer arm, signed the Copenhagen Communiqué of the European Leaders Group on Climate Change (EU CLG) on behalf of Deutsche Telekom. The initiative, launched by HRH The Prince of Wales, calls for an ambitious and fair agreement for a global reduction of CO_2 emissions. In November 2009, Reinhard Clemens met with the President of the European Commission, Manuel Barroso, in Brussels ahead of the Climate Change Conference in Copenhagen. At this meeting, which was organized by the EU CLG, Clemens emphasized Deutsche Telekom's commitment to combating climate change and underlined the potential of ICT as an enabler for many industries and sectors to reduce CO_2 emissions. He also argued in favor of a strong climate change agreement in Copenhagen and encouraged the Commission to take the same line.

Another important initiative on the road to a **Low Carbon Society** is Deutsche Telekom's Climate Change Group, which was set up on November 25, 2009. This body, which comprises climate experts and executives in the Group as well as external experts, devises Group-wide solutions for reducing CO_2 emissions and saving energy, and develops binding regulations for their implementation.

* Where the management report refers to Internet pages, the content of these pages does not constitute part of the management report.

New study on the reduction of CO_2 emissions by Germany's ICT industry.

At the IT summit in December 2009, the Chairman of the Deutsche Telekom Board of Management handed over the Germany Addendum to SMART 2020 to the German Chancellor. This study, which was drawn up under the lead of Deutsche Telekom, identifies the ICT sector as the driving force on the road to sustainably addressing climate change. Preparation of the study was managed and financed by Deutsche Telekom, the main sponsor. The study was carried out, authored and partially funded by The Boston Consulting Group. Content support was provided by the Federal Ministry of Economics and Technology and the Potsdam Institute for Climate Impact Research. The background to the study is the Federal Government's Integrated Energy and Climate Program – also known as the Meseberg Program – which specifies 29 key elements and measures for reducing greenhouse gas emissions in Germany. The goal of these key elements is to reduce greenhouse gas emissions in Germany by around 40 percent by 2020 compared to 1990 levels.

The Germany Addendum to SMART 2020 focuses on identifying and assessing specific business concepts. Around 50 potential services and solutions were identified, of which 26 were classified and described as particularly attractive business concepts. The business value of these concepts is estimated to reach up to EUR 84 billion by 2020.

In total, the Germany Addendum to SMART 2020 identifies a potential reduction of up to 207 or so Mt of CO_2 by 2020 through direct and indirect ICT solutions. ICT could thus reduce CO_2 emissions in Germany by around 25 percent by 2020, provided certain general conditions are met and all potential is tapped. This would not only achieve the objectives of the Meseberg Program, but even exceed them by around 110 Mt.

Stakeholder dialog: Sustainability drive and e-learning platform.

Continuing the dialog with Deutsche Telekom's different stakeholder groups is an essential part of the Group's CR strategy. Two initiatives with the customer and employee stakeholder groups are presented below as examples of the Group's multifaceted activities.

"Big changes start small." This was the theme of a large-scale campaign for environmental protection and sustainable action that was launched in 2009. The Group was the first telecommunications provider in Germany to initiate such a campaign, which is all about presenting Deutsche Telekom products and services that help customers to act responsibly and make their lives easier at the same time. For example, using the Internet platform Musicload to download 1 million albums saves around 64,000 kg of plastic that would otherwise be used to produce traditional CDs. The idea behind the initiative is that each Deutsche Telekom customer can do a lot for sustainable development by making a modest contribution.

This long-term campaign, which will run for at least two years, will present over 16 topics that illustrate the concept of sustainability and will be advertised on television, in the print media and online. @ The campaign website at www.millionen-fangen-an.de contains in-depth information and also various online options for communicating with customers.

E-learning platform. As communicating with the Company's employees is also crucial for the continued Group-wide implementation of CR, a new intranet e-learning platform for CR went live in 2009. Existing in both German and English, the language platform is aimed at our national and international employees. It explains what Deutsche Telekom associates with the term CR, makes suggestions on how to integrate sustainability into people's day-to-day work, and provides an overview of the broad spectrum of CR at Deutsche Telekom.

Further achievements: Sustainability ratings and awards.

In 2009, Deutsche Telekom qualified again for the most renowned sustainability indexes, the Dow Jones Sustainability Index World and Dow Jones Sustainability STOXX®. The Group was evaluated for the first time in the mobile communications sector and was immediately awarded the coveted title of sector leader.

Deutsche Telekom has made substantial progress in data privacy compared with the evaluation in 2008. SAM experts honored this achievement by awarding a 98.6 percent mark, the highest grade in this sector. Deutsche Telekom is also sector leader in terms of its commitment to stakeholders, HR development, and in the Impact of Telecommunications Services category. The Group's Hungarian subsidiary Magyar Telekom received a Silver Class rating from SAM in 2009 and a "Prime" rating from the rating agency Oekom. In the sustainability ranking of the FTSE4Good series, both Deutsche Telekom and the Greek company OTE were also successful – both were once again included in the FTSE4Good Global Index 2009 and are hence among the leaders in their sector. Inclusion in this index requires participation in the survey conducted by the imug/EIRIS rating agency in the first quarter of every year. Current topics are added during the year. The results of the ratings surveys are analyzed and any need for action identified.

Listing of the T-Share in sustainability indexes/"Prime" ratings.

Rating agency	Indexes/ratings/ranking	Successfully listed in index			
		Fulfilled in 2009	Fulfilled in 2008	Fulfilled in 2007	Fulfilled in 2006
SAM	DJSI World	✓	✓	✓	✓
	DJSI STOXX®	✓	✓	✓	✓
Oekom	"Prime"	✓	(✓)	✓	(✓)
Vigeo	ASPI	✓	✓	✓	✓
	ESI	✓	✓	✓	✓
imug/EIRIS	FTSE4Good	✓	✓	✓	✓
CDP	CD Leadership Index	–	–	✓	✓
Sarasin	DAX Glob. Sar. Sust.	(✓)	✓	✓	n.a.
Innovest (RiskMetrics Group)	Global 100 List	–	–	–	✓
RiskMetrics	FTSE KLD Global Climate 100	✓	✓	✓	✓
	FTSE KLD Global Sustainab.	(–)	–	✓	✓

✓ = Successfully listed.
– = Not successfully listed.
( ) = Biennial cycle.

The volume of the approximately 300 sustainable funds authorized for public sale in Germany, Austria and Switzerland comprised around EUR 30 billion in December 2009.

According to the Sustainable Business Institute, the proportion of T-Shares held by sustainable investment funds rose sharply last year. At around 5.4 percent in 2008, their portion of the overall stock portfolio almost doubled compared with the previous year (2.87 percent).

Innovation and product development.

International research and development activities // Cooperation with research institutions // Open innovation

Networking shapes innovation.

The Products & Innovation unit is responsible for Group-wide research and development, innovation marketing, product development and management, and product portfolio management. The aim is to develop innovative and competitive products, services and business models. In addition to aspects such as customer focus, simplicity and user experience, a high-value product portfolio and sustainable profitability also play a key role.

Deutsche Telekom Laboratories, a privately-organized research institute affiliated to the Berlin University of Technology (TU Berlin), conducts all of the Group's research and development activities. Its researchers and experts work at sites in Berlin, Darmstadt, Beer Sheva (Israel), and Los Altos (California, United States) on developing new technologies for innovative products and services that are expected to be rolled out or market-ready within 18 months to five years.

To identify customer needs at an early stage, the institute's Innovation Forum has recruited over 900 households in Berlin to participate in product tests and surveys. StreetLabs, by contrast, studies communication habits and attitudes out on the street. They deliver new ideas that the Group can exploit and turn them into real benefits for its customers in the medium term.

The Strategic Research Laboratory carries out long-term, applied research. It also makes a significant contribution to teaching at TU Berlin with four professorships at the university appointed in cooperation between TU Berlin and Deutsche Telekom. Business ideas from Deutsche Telekom Laboratories that do not make it into Deutsche Telekom's product portfolio but nevertheless offer a clear benefit for customers and are likely to succeed in the market are spun off from Deutsche Telekom as independent companies. These are equipped with the resources and equity capital they need to operate independently in the market. Examples of Deutsche Telekom Laboratories spin-offs are Zimory and, in 2009, Yoochoose.

Innovation cycles are shortening.

In addition to its own R & D and joint activities with partners, Deutsche Telekom follows the principle of open innovation in response to the challenge of shorter and shorter innovation cycles in the telecommunications sector. A well-known example of open innovation is the Android project, which Deutsche Telekom worked on in its capacity as founding member of the Open Handset Alliance. Android led to the development of an innovative, thoroughly user-oriented operating system for mobile devices which Deutsche Telekom has installed on the T-Mobile G1 smartphone and its successor models T-Mobile G2 Touch and T-Mobile Pulse.

Innovative products.

Numerous product launches in the 2009 financial year aimed to network customers across all user interfaces. Examples include the "person-centric view" of the new E-Mail Center and the Media Center with its integrated music shop. The Entertain product has also been integrated into the convergence scenario of connected life and work and expanded accordingly. Using an enhanced digital video recorder, Entertain customers can now watch recorded content on a second box in the same household. Other services, such as photo sharing on PCs, smartphones and TV sets, have become a reality. Entertain customers on the move can use the new Program Manager 3.0 to browse through the entire range of Entertain services and program recordings for the set-top box. Customers' viewing experience has been enhanced now that the first live TV channels in high definition (HD) are on air and the prerequisites for a broad HD portfolio are in place. With LIGA total! Entertain customers can now watch all first- and second-division Bundesliga soccer matches live and in full length, in the round-up or in the archives.

Connected life and work was also the focus in mobile communications. The application-based web'n'walk platform was refined to offer enhanced access to personalized Web services, photos, videos, and music stored on mobile devices. The MyCommunity service gives T-Mobile customers easy, convenient access to essential personal communication services such as e-mail, text messaging, and their personal social networks. A network-centric address book displays the user's personal contacts – any time, anywhere – both on the cell phone and in the E-Mail Center on their home PC.

Since September 2009, VDSL lines with bandwidths of up to 50 Mbit/s have also been available for double-play customers. Deutsche Telekom is using this future-proof technology to strengthen its position as a quality leader and hold its ground against the advances of cable network operators. The VDSL double-play packages include a telephone line and Internet access with VDSL 25 or VDSL 50, plus an Internet and telephone flat rate. VDSL speeds mean faster downloads and uploads of photos, music files and other media.

In the 2009 financial year, Deutsche Telekom continued to pursue a systematic differentiation strategy in mobile communications, launching new services and applications in combination with high-performance, exclusive terminal equipment. With LIGA total! for instance, Deutsche Telekom launched a Bundesliga soccer application for the Apple iPhone that has already attracted over 375,000 customers in Germany. The web'n'walk function has been expanded to include localized services and a navigation client, the latter developed as part of a strategic partnership. Just in time for CeBIT Deutsche Telekom set up an exclusive partnership with the German online student community StudiVZ that is aligned with the Group's mobile Internet differentiation strategy. In addition, the international community Facebook is now accessible via a wide variety of access channels such as the fixed network, mobile portal and address book, offering Deutsche Telekom customers a familiar product experience when they sign into their social network.

Medical Exchange is Deutsche Telekom's secure solution for physicians exchanging electronic data with the Associations of Statutory Health Insurance Physicians. The National Association of Statutory Health Insurance Physicians (Kassenärztliche Bundesvereinigung – KBV) has certified Deutsche Telekom as one of the first providers to comply with its most recent framework directive (Version 3.0). Medical Exchange provides physicians with an online billing solution ahead of the introduction of mandatory electronic billing on January 1, 2011.

In 2009, T-Systems' innovation activities were reorganized and their scope extended to prepare them for the challenge of actively shaping the future of business and society with innovative ICT solutions. One milestone was the establishment in mid-2009 of the T-Systems Innovation Center, part of the equally new Portfolio & Offering Management unit. The Innovation Center will identify and manage innovation projects and deliver clear information on innovation opportunities to customers, analysts and partners. T-Systems' new Innovation Radar, a joint project with Deutsche Telekom Laboratories in 2009, will boost systematic innovation scouting activities. The radar was extended to cover the dynamic and flexible use of online software, services, platforms and processes, user-centric standardized communication and collaboration, and solutions for mobile working. Other development areas included autonomous communication between distributed devices and sensors, a concept used in smart energy metering. Environmental issues, sustainability, security and innovative industry solutions, such as ICT for motor vehicles, were among the high-priority topics in 2009.

The vision behind the research project, which was launched in 2008 and continued into 2009, is secure, intelligent mobility. The project has attracted numerous companies from the automotive and telecommunications industries, the government of the state of Hesse and respected universities and research institutes as partners. The project receives support and funding from the Ministries of Economics and Technology, Education and Research, and Transport, Construction and Urban Development. T-Systems and Deutsche Telekom Laboratories are involved in evaluating the system and contributing their expertise as a telecommunications, service, integration and operation provider.

T-City is the joint future lab of Deutsche Telekom and the city of Friedrichshafen. It works with national and regional partners to develop solutions for citizens, institutions and companies alike. In 2009, T-Systems was involved in various local projects including De-Mail, a system facilitating reliable, unforgeable and legally binding communication between citizens, business and public administrations via the Internet.

Cooperation with research institutions in Germany and abroad.

Deutsche Telekom is represented in various international forums and committees that shape future products and services, where it ensures that its own interests and the needs of its customers are served and, through its standardization activities, ensures high service quality and interoperability.

Deutsche Telekom Laboratories is part of an international network of renowned research institutes and also assists Ph.D. students at various universities.

Research and development expenditure and investment.

Research and development expenditure amounted to EUR 0.2 billion in the 2009 financial year, the same level as in previous years. The investments in internally generated intangible assets to be capitalized came to EUR 0.2 billion (2008: EUR 0.4 billion). These investments relate mainly to internally developed software and the majority relates to the Germany operating segment. In the reporting year, over 2,600 employees were involved in projects and activities to create new products and market them more efficiently.

Patent applications and intellectual property rights.

In the market for mobile and fixed-network telephony, intellectual property rights play an extremely important role, both nationally and internationally. The Group is hence strongly engaged in the in-house development and third-party acquisition of such rights.

The number of patent applications increased in 2009 by 7.2 percent year-on-year to 713. At the end of 2009, the Group held 6,881 intellectual property rights (inventions, patent applications, patents, utility models, and design models). The portfolio is reviewed on a regular basis, and the rights that are no longer relevant are eliminated. The intellectual property rights are managed in line with strict cost/benefit considerations.

Deutsche Telekom intellectual property rights.


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,800
6,328
6,881
2007
2008
2009

Employees.

Competitive workforce // Service culture // Talent agenda // HR@2012

One mission, four cornerstones, twelve projects.

Deutsche Telekom operates in dynamic markets and competitive environments where structural conditions vary widely from one country to another. The global upheaval in the telecommunications industry, the speed of technological development, and intense competition are presenting Deutsche Telekom with intense HR policy challenges.

Thanks to efficient personnel work, built on a mission with four strategic cornerstones, Human Resources (HR) supports the Group strategy. This includes maintaining a competitive workforce as a valuable contribution to achieving commercial Group targets (Add Value), tailor-made HR development with an extended talent agenda (Best People), a lasting enhancement of the service culture and professional change management (Enable Transformation), and the transformation of the HR organization into a far more efficient, business-oriented structure that comprises the three roles of Business Partner, Competence Center and Shared Service Center (HR Excellence). The HR strategy is implemented via a Group-wide program involving twelve top strategic HR projects.

Competitive workforce: Staff reduction, restructuring and expansion.

Staff reduction continued on a socially responsible basis.

In the Group's German operations, socially responsible measures were used for further staff reduction in 2009, essentially by means of voluntary redundancies, partial and early retirement, and alternative employment opportunities for civil servants and employees offered by Vivento, especially in the public sector. In addition to existing voluntary staff adjustment measures, T-Systems is offering a limited-term voluntary severance package between September 1, 2009 and January 31, 2010 for Systems Integration and between September 1, 2009 and March 31, 2010 for ICTO.

In August 2009, the service industry trade union ver.di, the Central Works Council and employer representatives of T-Systems agreed on a joint approach for necessary staff restructuring activities in terms of timing and content. Preference will be given to voluntary instruments in order to make the changes as socially responsible as possible. In the first quarter of 2010, T-Systems will examine how many employees responded to the voluntary offers. If the employees in question have not found alternative employment or made use of the voluntary program by then, they will be offered fixed-term employment in a transitional company. If they do not take up the offer they will be made redundant.

However, Deutsche Telekom will continue its staff reduction activities to the extent necessary in response to intense competition, the very rapid pace of technological progress, the regulatory environment in Germany, and personnel costs that are too high in some areas compared with its peers.

Internationally, the picture at Deutsche Telekom is mixed. In the United States operating segment, new staff were taken on to harness further growth. In the Systems Solutions operating segment, workforce growth was primarily attributable to the implementation of the internationalization strategy. Staff numbers grew considerably in the Southern and Eastern Europe operating segment due to the first-time full consolidation of OTE. By contrast, staff levels in the Germany operating segment were reduced to improve competitiveness.

In addition to staff reductions, restructuring and increases are also necessary to improve the age structure, to attract people with the skills the Company lacks or needs more of, and to be able to grow in new business areas. The Group recruited 3,664 new staff in Germany under its 2009 recruitment drive. Another approximately 565 junior staff joined the workforce on fixed-term or permanent contracts at Vivento Interim Services GmbH (VIS), which was formerly part of the Deutsche Telekom Group and has operated a successful business model in a joint venture with the temporary employment agency Manpower since 2007. After completing their training, junior staff who are not immediately offered a job at Deutsche Telekom can gain professional experience at VIS and may still be offered permanent employment at Deutsche Telekom.

Vivento made an important contribution to staff restructuring in Germany during the 2009 financial year by placing some 1,300 employees in external jobs, primarily in the public sector. Around 4,200 employees had been deployed externally by the end of 2009, mainly in the public sector, for example at the Federal Employment Agency. In addition, in the reporting year Vivento systematically strengthened its position in the public sector through cooperative ventures and master agreements with partners at national, regional, and municipal level. These partnerships allow Vivento to offer interested employees a wide range of job prospects outside the Group.

The **Total Workforce Management** project aims to optimize the deployment of internal and external staff capacity and to respond early on to demographic changes in order to cut personnel costs, raise productivity and handle the skill shift in the best way possible. The Workforce Quality (Qualität des Personalkörpers - QdP) sub-project has developed a qualitative workforce clustering system that enables the Company to produce qualitative forecast data using staffing and headcount simulations. This helps to highlight quantitative and qualitative workforce shortfalls and surpluses over the medium and long term, and define an HR planning process that includes far more qualitative elements in addition to the quantitative component. For instance, the process makes specific statements on qualifications that will be needed going forward, on the training structures required to build these qualifications, and on the structure of expert careers. Greater transparency and more active HR management is the only way to ensure that HR can respond early and effectively to shortfalls in trained staff who are crucial to the business. QdP was included as a qualitative component in the Group's HR planning in the reporting year for the first time.

The adjusted personnel cost ratio for the Group as a whole in the 2009 financial year was 21.4 percent of revenue. Expenses for staff-related measures, which mainly consist of expenses for staff reduction tools, totaled approximately EUR 0.5 billion in the reporting year. The increase in adjusted personnel costs is mainly attributable to the first-time full consolidation of OTE.

Collective bargaining in the Deutsche Telekom Group.

In the reporting year, collective bargaining was concluded for Deutsche Telekom AG, the service companies Deutsche Telekom Netzproduktion, Deutsche Telekom Technischer Service, and Deutsche Telekom Kundenservice, and for Vivento Customer Services, T-Direkt, Deutsche Funkturm Management GmbH, Telekom Shop Vertriebsgesellschaft, and DeTeFleet-Services GmbH.

On March 13, 2009, the negotiating parties reached an agreement in the arbitration proceedings governing the 2009 collective bargaining for employees of **Deutsche Telekom AG and its service companies** Deutsche Telekom Netzproduktion, Deutsche Telekom Technischer Service, and Deutsche Telekom Kundenservice. Salaries for employees at Deutsche Telekom and its service companies will gradually increase by a total of 5.5 percent over 24 months, with pay rising by 3 percent retroactively from January 1, 2009 and increasing by an additional 2.5 percent in 2010. The wage increase effective January 1, 2010 was also extended to cover all pay-scale employees who were integrated into the new Deutsche Telekom AG in the context of the One Company project.

Headcount development.

Employees in the Group, as of Dec. 31 of each year	2009	2008	2007
Total	**259,920**	**227,747**	**241,426**
Of which: Deutsche Telekom AG	49,122	44,645	51,863
Germany operating segment	81,336	85,637	91,337
United States operating segment	40,697	38,031	33,750
Europe operating segment	17,631	18,255	18,043
Southern and Eastern Europe operating segment	53,532	20,885	22,491
Systems Solutions operating segment	46,021	45,862	49,835
Group Headquarters & Shared Services	20,703	19,077	25,970
Breakdown by geographic area			
Germany	127,487	131,713	148,938
International	132,433	96,034	92,488
Of which: other EU Member States	76,196	45,115	45,709
Of which: rest of Europe	10,061	7,908	8,179
Of which: North America	41,235	38,621	34,297
Of which: rest of world	4,941	4,390	4,303
Productivity trend *			
Net revenue per employee (thousands of €)	251	263	257

* Average of all employees.

Personnel costs in the Group.

billions of €	2009	2008	2007
Personnel costs in the Group	14.3	14.1	15.4
Special factors	0.5[a]	1.1[b]	2.0[c]
Personnel costs in the Group adjusted for special factors	13.8	13.0	13.4
Net revenue	64.6	61.7	62.5
Adjusted personnel cost ratio (%)	**21.4**	**21.1**	**21.5**

Special factors (billions of €):
Calculated and rounded on the basis of millions for greater precision.
[a] Expenses for staff-related measures (early retirement arrangements, severance and voluntary redundancy payments, compensation payments, etc.) primarily in the Germany (- 0.3), and Systems Solutions (- 0.1) operating segments, as well as at Group Headquarters & Shared Services (- 0.1).
[b] Expenses for staff-related measures (early retirement arrangements, severance and voluntary redundancy payments, compensation payments, etc.) primarily in the Germany (- 0.8) and Systems Solutions (- 0.3) operating segments.
[c] Expenses for staff-related measures (early retirement arrangements, severance and voluntary redundancy payments, compensation payments, etc.) primarily in the Germany (-1.1), Southern and Eastern Europe (- 0.1), and Systems Solutions (- 0.2) operating segments, as well as at Group Headquarters & Shared Services (- 0.5).

In addition, protection from compulsory redundancy was extended by another year. Pay-scale employees at Deutsche Telekom AG are guaranteed employment until the end of 2010, while their counterparts in the service companies have job security until the end of 2013. The no-sale agreement concerning the service companies was extended by another year; it will now expire at the end of 2011.

Employees of the service companies who personally contributed to improving the companies' cost efficiency by accepting a pay cut negotiated with the service industry trade union ver.di in 2007 in the course of establishing the service companies will receive an additional top-up of 3.1 percent, comprising 2.0 percent initially for 2009, and a further 1.1 percent for 2010. All employees whose gross increase was less than EUR 840 in 2009 will receive a one-time payment to make up the difference.

In February 2009, **Vivento Customer Services (VCS)** reached an agreement with the union stating that in addition to a one-time payment of EUR 1,000 for full-time salaried employees – though not for civil servants on leave, as they benefit from the collective provisions on civil service pay increases – staff would be granted extensive protection rights. Protection against compulsory redundancy was extended up until the end of December 2010, as was the commitment not to sell the service companies. Furthermore, the agreement included a guarantee that no site would be closed before the end of 2010. In return, employees will not be granted release from work on December 24 and 31. Special provisions were also agreed for employees who are moving from Deutsche Telekom Kundenservice to VCS as part of the central reconciliation of interests.

Telekom Shop Vertriebsgesellschaft (TSG) and the service industry trade union ver.di reached an accord on a collective agreement for the 5,000 or so employees of TSG on June 9, 2009. After a three-month salary freeze, salaries for all pay-scale employees increased by 2.5 percent in August 2009 and will rise by another 1.8 percent in May 2010. For May to July 2009, the percentage increases were realized through a one-time payment calculated from each individual's annual target salary. The new collective agreement has a term of 24 months.

Provisions for civil servants in the Deutsche Telekom Group.

The Act for the Reform of Civil Service Law (Dienstrechtsneuordnungsgesetz – DNeuG) came into force on February 12, 2009. The change in pay took effect on July 1, 2009. The Act includes a gradual postponement of the retirement age of federal civil servants to 67. This postponement does not apply, however, to those civil servants who chose to take early retirement, meaning eligible civil servants can still take early retirement when they turn 55.

The Act provides the legal opportunity to extend early retirement arrangements until December 31, 2012; at Deutsche Telekom this arrangement is currently limited until December 31, 2010. Exercise of the early retirement option in 2011 and 2012 is subject to a decision by the Board of Management.

Health & safety.

Occupational health and safety forms an integral part of Deutsche Telekom's corporate culture. The company health improvement program raises health literacy and health awareness among all employees. To this end, preventive Group-wide measures and preventive medical care (such as colon cancer prevention, medical check-ups, flu vaccinations) are offered, and local campaigns such as health days are organized.

The Company's pandemic contingency plan aims to maintain a healthy workforce and the critical infrastructure. Employees are given hygiene tips and instructions on what to do if they fall ill. Hand disinfecting devices have been installed, first aiders trained as pandemic helpers, and medicines and protective goods stockpiled.

Service culture.

Our strategy can only be implemented if supported by the corporate culture. Our strategy describes what we wish to achieve, whereas the guiding principles lay down how we need to work together to make strategy implementation more successful and more sustainable. Since January 2009, our common culture has therefore been based on the following five guiding principles:

- Customer delight drives our action.
- Respect and integrity guide our behavior.
- Team together – Team apart.
- Best place to perform and grow.
- I am T – count on me.

These guiding principles are gradually being rolled out in all Deutsche Telekom subsidiaries. By the end of the reporting year, they had been launched or fully implemented in 33 entities in 21 countries. Implementation in the remaining 12 entities in seven countries has begun in January 2010. The goal of the guiding principles is to bring together the various parts of Deutsche Telekom under the One Company initiative. The principles are in full alignment with our vision, aspiration, and strategy.

Ideas management. The Idea Management (IDM) Center was established on July 1, 2008 as a uniform Group-wide organization that has managed and implemented all IDM processes since January 1, 2009. These include the launch of a uniform, state-of-the-art IT platform for entering, processing, and reviewing ideas up to their realization. Investing in innovative platforms, e.g., Internet-based platforms, creates instruments that increase people's willingness to develop and submit ideas and provide the opportunity to further improve the quality of the ideas submitted.

In close cooperation with the patents and innovation departments, an enhanced innovation culture is being created that permits a broad spectrum between spontaneous and structured innovation and the development of ideas.

The employees have responded positively to the ideas management system. In 2005 the number of ideas submitted was 7,821 and savings of EUR 98 million were generated; in 2009 the savings generated by 5,592 submitted ideas amounted to EUR 122 million.

Talent agenda.

Vocational training commitment remains strong. For years Deutsche Telekom has been the largest vocational training provider in Germany. At the end of the reporting year, Deutsche Telekom AG had 10,546 trainees and students on degree courses with integrated practical phases. The proportion of trainees in the workforce is well above the average of the DAX 30 companies. Deutsche Telekom intends to maintain this high level of commitment to junior-staff training. By September 1, 2009, Deutsche Telekom had given around 3,600 young people a career opportunity by accepting them for training or a study program. Training positions are available in ten different professions and on various "dual" training courses. For 2008 to 2010, Deutsche Telekom and the service industry trade union ver.di agreed on an above-average annual trainee ratio of 2.9 percent of the headcount of permanent employees in Germany (excluding Vivento and its subsidiaries).

At the end of 2009 the parties agreed to exceed this quota in 2010 as the Group takes the realization of its social responsibility to an even higher level. The Group trainee ratio was 9 percent of staff in Germany, excluding Vivento, at the end of 2009.

Deutsche Telekom's training programs are high quality and attract a large number of applicants. Every year, the chambers of commerce number Deutsche Telekom-trained staff among the best in their profession. In the interests of developing prospects for the younger generation, Deutsche Telekom's training goes far beyond its own staffing requirements. Unions and management agreed in June 2007 that more than 4,000 junior staff would be given permanent positions in the Group in Germany by the end of 2009. The Group gave around 1,300 trainees permanent positions in 2007, adding another approximately 1,800 in 2008. A total of approximately 2,300 junior staff completing vocational training at Deutsche Telekom were given permanent positions in the 2009 financial year.

Further training at Deutsche Telekom. Telekom Training, the further-training provider for the Group and the external German market, coordinates and designs training programs for expert and executive staff. In total, Telekom Training held 23,428 seminars for 155,457 participants in 2009. Most of these took place in the eight Deutsche Telekom conference hotels, all of which were rebranded on September 7, 2009 and are now referred to as Commundo Conference Centers. The Group, the main user of these conference hotels, accounted for 67.2 percent (of which Telekom Training accounted for 49.5 percent) of the 292,477 overnight stays and 38,127 event days.

Performance & Potential Review. In the 2009 financial year, the existing Performance & Potential Review (PPR) process for the around 2,500 executives in the Group was implemented for the first time on the basis of the new uniform competency model that is focused on the Group's new guiding principles and describes the requirements for employee action that are critical to success. Follow-up processes in talent and succession management were also redefined and closely linked to the PPR. The requirements of the PPR process for the One Company initiative with its more pronounced matrix organization were met by piloting and holding additional functional PPR sessions throughout the Group for the first time in the areas of Technology, Procurement, Finance, and IT.

HR@2012.

Quality and efficiency in human resources work through HR@2012. As part of the successfully concluded HR@2009 project, a number of essential milestones have already been implemented and pioneering steps taken. The FTE targets were reached and a three-role model introduced that makes HR activities more efficient and caters specifically to internal customers.

This course will now be continued. HR@2012 will attune the Human Resources department to current and future requirements and help it to develop a more clear-cut profile as a "partner for business" and to further enhance both customer satisfaction and efficiency. One important aspect of the initiative is that it considers costs, processes, and quality all at the same time. HR@2012 will be instrumental in achieving the Group's efficiency targets.

Risk and opportunity management.

Retail prices still falling // Ongoing staff restructuring // Infrastructure roll-out risks

Deutsche Telekom's operating environment is characterized by rapid technological progress, increasingly intense competition, and regulatory decisions in mobile and fixed-network communications. Deutsche Telekom is mastering these challenges by systematically managing risks and opportunities using a holistic risk early warning system.

The Group-wide risk management system covers all strategic and organizational control and monitoring measures for managing risks and seeks to identify and assess risks and opportunities early on. This enables the Group to initiate appropriate measures in good time to prevent or manage risks. Comprehensive market analyses, part of the Group's strategy and innovation development, help to identify segment and market potential.

Deutsche Telekom regularly analyzes risks and opportunities, both centrally and in the operating segments. The early warning systems used in this process are based on prescribed Group-wide methods and are tailored to specific requirements. Risks are identified in the form of scenarios, for example, and assessed on the basis of their size and probability of occurrence. The reference variables for the potential scope are the Group's target values (including EBITDA).

The Deutsche Telekom Group's risk management system aggregates essential EBITDA-related individual risks using combination and simulation processes and taking probabilities of occurrence and correlations into account. In addition, it analyzes incidents and situations that could adversely affect the Company's reputation and image. These components are factored into the assessment of the aggregate risk position, using a system of indicators that covers all material risk areas.

The Group's risk management unit regularly reports to the Board of Management on risks and their development. The Board of Management in turn informs the Supervisory Board. The Audit Committee of the Supervisory Board examines the quarterly risk report at its meetings.

Principal opportunities and risks are reported quarterly, with additional ad hoc reports generated in the event of unexpected risks. Materiality thresholds for risks are defined for each reporting level. Group Risk Management/Insurance is in charge of the methods and systems used for this Group-wide, standardized risk reporting system and also ensures that the risk early warning system works effectively and efficiently.

Deutsche Telekom attaches particular importance to managing risks arising from financial positions. All treasury activities, in particular the use of derivatives, are subject to the principle of risk minimization. For this purpose, the Group manages all financial transactions and risk positions in a central treasury system. Group management is informed of these positions on a regular basis. Deutsche Telekom uses derivatives to hedge interest rate and currency exposures that could have an effect on cash flow as well as other price risks.

Certain financial transactions require the prior approval of the Board of Management, which is also regularly briefed on the scope of the current risk exposure. The Deutsche Telekom Group simulates various market and worst-case scenarios to estimate the effects of different conditions on the market. It uses selected derivative and non-derivative hedging instruments to hedge market risk. However, Deutsche Telekom only hedges risks that affect cash flows. The Group uses derivatives exclusively as hedging instruments, not for trading or other speculative purposes.

As part of the internal control system, the Group's risk management system for the internal accounting process comprises control and monitoring systems for Group accounting that record the Company's risk hedging. Clear internal Group regulations and guidelines in connection with the internal control system ensure that the consolidated financial statements are compliant. The Group's risk management unit ensures that risks that could present an obstacle to compliance with regulations are identified at an early stage, assessed, and promptly communicated and minimized.

The effectiveness and efficiency of risk management processes and compliance with the regulations and guidelines in Deutsche Telekom's Risk Management Manual are subject to regular reviews by Internal Audit. The external auditors mandated by law to audit the Company's annual financial statements examine whether the risk management system is able to identify at an early stage risks and developments that could jeopardize the Company's future.

Deutsche Telekom's risk management system ensures that business risks and opportunities are identified early on and that the Group is in a position to deal with them actively and effectively. This system thus complies with the statutory requirements for risk early warning systems and conforms to German corporate governance principles.

The risks.

Of all the risks identified for the Group, those risk areas or individual risks that could, as it stands today, materially affect Deutsche Telekom's financial position and results are examined in the following sections.

Economic environment. By the end of 2009, the financial and capital markets of the global economy had stabilized. However, full market stabilization is still far off, which constitutes a major risk to the future development of the global economy. Among the factors affecting the development of production worldwide are the credit crunch and the expiry of expansionary fiscal policy programs. If governments focus their fiscal policy on long-term consolidation in response to high budget deficits, this may have an impact on economic development. Waiting too long or picking the wrong time to exit the expansive monetary policy could also have a negative effect and lead to increases in inflationary expectations and capital market interest rates. Extremely volatile exchange rates, particularly in the United States and the Southern and Eastern European countries, also entail considerable translation risks for Deutsche Telekom.

Industry and competition. Unrelenting stiff competition and technological progress in 2009 continued to depress prices for voice and data services in both fixed-network and mobile communications. There is a general risk that price reductions cannot be compensated by corresponding volume growth.

Competitive pressure could rise even further as a result of significantly expanded coverage by (regional) telecommunications carriers and the continuing trend toward bundled products. Technological innovations and increasing fixed-mobile substitution are also exacerbating competition. Moreover, previously pure-play mobile communications providers in Germany are increasingly offering fixed-network and DSL products. Rival DSL providers offer bundled products integrating broadband and VoIP that do not require a fixed-network line.

Competition is becoming more intense on account of cable network operators offering higher data transmission rates. These companies can provide private homes and smaller companies throughout Germany with telecommunications products that require neither the build-out of their own network nor unbundled local loop lines from Deutsche Telekom. In certain regions competitors are extending their own fiber-optic network to the home so that they are independent of Deutsche Telekom's network there, too. Cable companies are expanding their range of services to include triple-play products, for example. A significant competitive trend is emerging where Deutsche Telekom has to compete with players outside the telecommunications sector as such, including major consumer electronics and Internet players. Despite having lost some market share already, Deutsche Telekom continues to be exposed to the risk of a further loss of market share and falling margins.

In Germany and other European markets, the proliferation of low-cost providers has further reduced prices for mobile voice telephony and mobile data services. It is not known whether and to what extent this decline in prices can be compensated by corresponding volume growth. In the United States, T-Mobile is faced with the challenge of being the smallest of the four national wireless providers and must continue to successfully drive its product and service quality and pricing. As a major contributor to Deutsche Telekom's revenue and earnings, risks to the U.S. business may also negatively impact the Group's ability to reach its targets.

In the Systems Solutions operating segment, the ICT market is experiencing intense competition, declining prices and long sales cycles with the risk of lower revenue and margin erosion for T-Systems. Against the background of restrained economic growth, the creditworthiness of corporate customers could deteriorate, causing them to postpone investments, which would have an adverse effect on T-Systems' ICT business. Furthermore, mounting cost pressure could result in greater expansion of nearshore and offshore capacity in IT outsourcing and in the Systems Integration business area. T-Systems' international footprint and brand awareness are limited, especially compared with some of its competitors. This could adversely affect T-Systems' ability to leverage growth potential, especially considering the growing importance of business with multinational corporations outside Germany. In this context, the scarcity of resources may delay planned international growth.

Products, services, and innovations. As a result of rapid technological progress and increasing technological convergence, new and established technologies and products may to some extent substitute one another. This could lead to lower prices and revenues in both voice and data traffic. On the other hand, new and refined smartphones will be new sources of mobile Internet income revenue.

Improved transmission technology and innovative products and services are driving demand for broadband lines. Against the background of strong market penetration, market growth will begin to slow, indicating the onset of market saturation in Germany. Deutsche Telekom may not be able to convince customers sufficiently of the benefits of the new, innovative products and services or raise acceptance among customers. Sales of IPTV services such as Entertain will also be influenced by the prevalence of cable TV connections in Germany and a wider range of free-to-air television channels than in other countries.

Deutsche Telekom is boosting the potential of the mobile Internet by continuously expanding its high-performance mobile communications network. If mobile data applications do not develop as expected, revenue targets may be missed. Furthermore, investments in network construction and build-out and in existing and future mobile communications licenses may pay off later than expected. If competitors prove more successful than Deutsche Telekom at convincing customers of the added value of mobile products and services, this could lead to the loss of particularly high-revenue customers. Deutsche Telekom is continuing to focus on improving service quality, which will remain a critical factor in achieving customer satisfaction and lasting economic success.

Regulation. Regulation of the network, network access and prices affects telecommunications services offered by network operators with "significant market power." In Germany, Deutsche Telekom is considered such an operator and is therefore subject to strict regulation in broadband and fixed-network communications, and increasingly in mobile communications. Subsidiaries are also subject to regulatory regimes in the fixed-network and mobile areas.

Regulation gives extensive powers to government agencies to intervene in product design and pricing, which can have a drastic effect on operations. Deutsche Telekom is able to anticipate such interventions, which may intensify existing price and competitive pressure, only to a limited extent. There are concerns that regulatory interventions could impact the revenue trend in the fixed-network core market and in the mobile communications market in the medium and long term.

Investments in next-generation access (NGA) require a modified regulatory framework that provides, for example, for a fair distribution of risk among investors and access-seekers while allowing for the necessary price flexibility. Otherwise, there is risk that these investments will not be as cost effective as planned.

The Federal Network Agency will soon present key elements of the regulatory framework governing the continued development of modern telecommunications networks and the creation of a powerful broadband infrastructure. The Federal Government has assured that this framework will be designed to promote growth and innovation.

The legislative process to transpose the new EU Framework Directives into national law will begin in 2010. The review of the EU's regulatory framework for telecommunications (EU Review) provides for – at least in principle – the opportunity for specific risk-sharing mechanisms between investors and holders of access rights. To what extent this will actually encourage investment in NGA, however, will depend largely on how the revised Directives are transposed into national law (by mid-2011 at the latest) and adequately applied by the national regulatory authorities. Under its NGA Recommendation the European Commission is planning to issue guidelines regulating new network investments probably by mid-2010. There is a risk that the European Commission will interpret the modified NGA regulatory approaches identified in the EU Review very restrictively, which would considerably limit the practical relevance of possible risk-sharing mechanisms.

As a general rule, VDSL wholesale services are anticipated to be subject to stricter regulatory control. According to a draft by the Federal Network Agency, Deutsche Telekom's VDSL bitstream product will be subject to ex-post regulation by the Agency from 2010. Regulated rates for access to multi-functional street cabinets and cable ducts are likely to be introduced in early 2010, enabling competitors to build their own VDSL networks using Deutsche Telekom's infrastructure.

Regulated rates give clear signals to the market. The level of regulated rates for wholesale access will also determine whether competitors build out their own networks or purchase services from Deutsche Telekom. The price of unbundled local loop (ULLs) lines is an important signal as it can reduce incentives to invest in access networks. ULL rates have been progressively reduced over the last few years, most recently in 2009, discouraging all market players from investing in new optical fiber access networks.

In spite of rate regulation by the Federal Network Agency, there is still legal uncertainty about the level of rates since the Federal Network Agency's rate rulings are only final if not challenged in court. The 1999 ruling on ULL rates was revoked, for example. The Federal Network Agency must now decide again on monthly ULL charges for the period 1999 to 2001. The court has not formally stipulated preliminary rates with which the Federal Network Agency has to agree, so it is still unclear whether and to what extent rates will be changed.

The European Commission's Recommendation on the Regulatory Treatment of Fixed and Mobile Termination Rates adopted in May 2009 will continue to put pressure on the national regulatory authorities to further reduce termination rates in Germany and at foreign subsidiaries. The continuation of this regulatory policy is expected to result in mobile communications revenue losses. The European Commission is still pressing for a reduction of international roaming rates and an extension to new services (e.g., retail rates for data services), which is also expected to result in mobile communications revenue losses.

Once agreement had been reached with the Federal Network Agency's Advisory Council on the terms and conditions and also the auction rules governing the award of spectrum in the 800 MHz, 1.8 GHz, 2 GHz, and 2.6 GHz bands, the Federal Network Agency began the award proceedings. Although individual companies have filed complaints against the decision by the President's Chamber, the Federal Network Agency does not anticipate any delay in the proceedings. The registration period for the auction ends on January 21, 2010. The actual bidding process is scheduled for the start of the second quarter of 2010.

Should regulation become this intense, Deutsche Telekom's flexibility could be compromised, especially with regard to pricing and product design.

Personnel. Staff restructuring within the Deutsche Telekom Group in Germany continued on a socially responsible basis in 2009. It was implemented essentially by means of voluntary redundancies, partial and early retirement, and employment opportunities for civil servants and employees offered by Vivento, especially in the public sector. Deutsche Telekom will also continue to restructure its workforce as required. If it is not possible to implement the corresponding measures as planned or at all, this may have negative effects on the Group's financial targets and profitability.

In August 2009, the service industry trade union ver.di, the Central Works Council and employer representatives of T-Systems agreed on a joint approach for necessary staff restructuring activities in terms of timing and content. Preference will be given to voluntary instruments in order to make the changes as socially responsible as possible. In the first quarter of 2010, T-Systems will examine how many employees responded to the voluntary offers. If the employees in question have not found alternative employment or made use of the voluntary program by then, they will be offered fixed-term employment in a transitional company. If they do not take up the offer they will be made redundant.

When Group units that employ civil servants are disposed of, it is generally possible to continue to employ them at the Group unit to be sold, subject to the consent or initiative of the civil servants themselves. However, there is a risk that they may return from the unit sold to Deutsche Telekom after the end of their temporary leave from civil servant status. At present, around 3,500 civil servants have the right to return to Deutsche Telekom. This risk can be reduced by compensation payments, for example, but not completely ruled out.

Year-end bonus for civil servants. In November 2004, the Federal Republic of Germany passed the first Act to amend the Act on the Legal Provisions for the Former Deutsche Bundespost Staff (Postpersonalrechtsgesetz – PostPersRG), which removed the obligation on Deutsche Telekom and other private companies to pay active civil servants an annual year-end bonus under the German Federal Act on Bonus Payments (Bundessonderzahlungsgesetz). This Act was reviewed at several court instances. In December 2008, the Federal Administrative Court decided to refer the case to the Federal Constitutional Court for a judicial review pursuant to Art. 100 of the German Basic Law. It is not known when the Federal Constitutional Court will announce its ruling. If the court rules that the abolition of the bonus payment was unconstitutional, a supplementary payment for the period 2004 to 2009 may have to be made.

Reduced pay tables. With the entry into force of the reform of civil service law on February 11, 2009, the legislator integrated the previous year-end bonus paid annually in accordance with the German Federal Act on Bonus Payments (Bundessonderzahlungsgesetz) into the basic monthly salary for all federal civil servants. In accordance with § 78 of the Federal Civil Service Remuneration Act, this does not apply for civil servants employed by the Deutsche Bundespost successor companies. Civil servants affected appealed the new, reduced pay tables. The Stuttgart Administrative Court has submitted two test cases to the Federal Constitutional Court to evaluate whether this legal provision is constitutional. Depending on the outcome, the Company may have to make supplementary payments for the period between July 2009 and the date of the court's verdict.

IT/telecommunications infrastructure. In the 2009 financial year, Deutsche Telekom launched comprehensive programs to adapt its IT systems and IT infrastructure to changing customer needs and new organizational structures. These programs will continue in 2010. Inadequate planning and management of these Group-wide programs could lead to disruptions in business processes, resulting in revenue losses or increased costs.

For information on the current status of data privacy at Deutsche Telekom, please refer to www.telekom.com/datenschutz (site available in German only).

The Group-wide Next Generation IT (NG IT) project was launched in February 2008 as part of the updated IT strategy. NG IT is the framework for all IT-related components in the Group's transformation programs. The aim of the program is to develop the future IT architecture in the Group. NG IT looks at the Group's information technology at all architectural levels: IT infrastructure, applications, data, and systems. Group-wide projects prepare the joint product data model, solutions for forward-looking, comprehensive customer relationship management, and future IT support for the Finance, Human Resources, and Procurement functions. Once the transition is complete, fewer network nodes and hence fewer sites will be required.

There are long-term plans to develop and implement an IP platform that supports both fixed-network and mobile communications services. Deutsche Telekom will completely replace the existing network platform by an IP-based system. The implementation of this shared IP platform entails risks that affect all IT systems with an Internet connection, such as hacker attacks and spam calls. Due to the great complexity of the IT landscape, malfunctions, for example between new and existing IT systems, would lead to process disturbances or even interruptions in business processes.

Deutsche Telekom is minimizing these risks by putting in place a large number of measures including redundant systems and defensive devices such as firewalls and virus scanners, regular technical network tests, building security measures, and organizational precautions. Early-warning systems ensure that automated and manual countermeasures can be initiated in the event of disruptions. In addition, organizational and technical emergency procedures are in place to minimize damage. Deutsche Telekom has Group-wide insurance cover for operational interruptions and damage to current and non-current assets.

In its provision of smartphone services, under its "extended network" concept T-Mobile USA uses third-party firms for some of the storage and transport of customer data (master data and customer-own content). At the beginning of October 2009, the failure of a critical customer database managed by a Microsoft subsidiary led to a massive interruption in T-Mobile USA's Sidekick service. The "extended network" may also be affected by faults of various kinds and durations in the future which are outside T-Mobile USA's control.

Data security and data privacy. The security of customer data is a top priority for the Group and is a vital precondition of a trusting relationship between the Company and its customers. In the reporting year, Deutsche Telekom faced allegations of data misuse and flaws in the security system. Deutsche Telekom created a new Board of Management department for Data Privacy, Legal Affairs and Compliance in the 2008 financial year and put together a comprehensive action package for improving data privacy, increasing data security and enhancing transparency, thus underlining the significance of these issues. The new department ensures that Deutsche Telekom harmonizes and implements the necessary measures related to data privacy and security and monitors compliance throughout the Group. The Group also set up an independent Data Privacy Advisory Council comprising leading experts from academia, industry and other organizations. The Data Privacy Advisory Council met a total of six times in the reporting year; further meetings have been scheduled for 2010.

To guarantee the highest standards in operational data privacy, Deutsche Telekom has launched comprehensive action plans and is pressing on with existing measures. Deutsche Telekom has further tightened its customer support structures and limited employees' access to data. User IDs now have to be renewed at shorter intervals. In addition, Deutsche Telekom extended the use of fixed IP addresses to ensure that employees and sales partners can access the systems from specific computers only. Access for external sales partners and our staff to internal IT systems now requires the use of transaction authentication numbers (TANs). Sales staff can only access mobile customers' personal data once they receive a valid transaction number from the customer. Customers are sent an automatically generated TAN via text message to their cell phone whenever they wish to carry out any modifications to their contract. Access to sensitive data is also subject to automatic threshold monitoring. This enables Deutsche Telekom to make a substantial contribution to improving customer data privacy in everyday business. To increase the awareness of data privacy and data security among employees, in particular executives, the Company stepped up its existing training programs and the annual data audits. In addition, the Group will give even more serious consideration to cases of misuse and impose severe disciplinary measures.

The Deutsche Telekom Group regularly publishes a voluntary report prepared by the Group privacy officer and submits it to the Supervisory Board of Deutsche Telekom and the Federal Commissioner for Data Protection. The report, which is also available to the public, is designed to sustainably increase transparency in the area of data privacy. The first data privacy report was issued in April 2009. Important IT systems used in sales and sections of the billing chain have been certified by the German Technical Inspection Association (TÜV). In addition to its own investigations, Deutsche Telekom will continue to commission a certified company to systematically audit its systems in order to detect weaknesses. By implementing these two measures, Deutsche Telekom is set to assume a pioneering role in the industry. @ In October 2008, Deutsche Telekom launched the website www.telekom.com/datenschutz (in German only) which provides information on the current status of data privacy at Deutsche Telekom in Germany and on data privacy incidents that are the subject of criminal investigations. The cases are published in agreement with the relevant authorities and the supervisory bodies are informed of the details. By launching this site, Deutsche Telekom has voluntarily satisfied a requirement since early 2009 that became law on September 1, 2009 through the amendment to § 42a of the German Federal Data Protection Act.

These countermeasures will substantially minimize the likelihood of other data security and privacy incidents. Negative consequences for Deutsche Telekom's business caused by a loss of reputation cannot be ruled out or accurately assessed at the present time.

Health and the environment. Electromagnetic fields (EMFs) are repeatedly associated with potential environmental and health damage. This is a controversial issue and the subject of public debate. Existing public acceptance problems relate to both networks and the use of terminal equipment. They have an effect, for example, on the network roll-out in mobile communications, in particular. In the fixed network, they affect sales of cordless DECT phones and devices that use WLAN technology. Apart from the legal risks, there may be regulatory initiatives involving the implementation of preventive measures in mobile communications. The World Health Organization (WHO) has declared that, on the basis of current scientific knowledge, there are no known adverse effects on health provided internationally acknowledged threshold levels are not exceeded. Nor does the WHO expect any serious dangers to arise in the future, though it does recommend continued research due to ongoing scientific uncertainties.

Deutsche Telekom aims to overcome doubts among the general public by pursuing an objective, scientifically well-founded, and transparent information policy. For instance, the Group is an active contributor to Informationszentrum Mobilfunk (IZMF), an industry initiative by German mobile communications enterprises that provides a broad-based platform for information and dialog for the general public. The Deutsche Telekom Group's efforts to provide state-of-the-art technologies also include funding scientific research that aims to detect possible risks at an early stage. Aside from long-term involvement in the Research Association for Radio Applications (Forschungsgemeinschaft Funk – FGF), this specifically entails funding the Federal Government's research activities within the scope of the German Mobile Telecommunications Research Programme and the Environmental Research Plan. In addition, under the Group's EMF policy of 2004 T-Mobile has launched transparency, information, participation, and research measures at all national companies that are designed to minimize potential legal and regulatory problems and respond adequately to the public's concerns.

Procurement. As an ICT service provider and an operator and provider of IT/telecommunications products, Deutsche Telekom cooperates with a variety of suppliers of technical components including software and hardware, transmission and switching technology, outside plant and terminal equipment.

Supply risks cannot be entirely ruled out. Delivery bottlenecks, price increases, changes in the prevailing economic conditions or suppliers' product strategies may have a negative impact on Deutsche Telekom's business processes and results. Risks may result from the dependence on individual suppliers or from individual vendors' defaulting as a direct result of the economic crisis. Deutsche Telekom employs a large number of organizational, contractual, and procurement strategy measures to counteract such risks.

Litigation. Deutsche Telekom is party to several proceedings both in and out of court with government agencies, competitors, and other parties. The proceedings listed below are of particular importance from Deutsche Telekom's point of view:

- **Lawsuit on prospectus liability.** There are around 2,600 ongoing lawsuits from around 16,000 alleged buyers of T-Shares sold on the basis of the prospectuses published on May 28, 1999 and May 26, 2000. The amount in dispute totals approximately EUR 80 million. Some of the actions are also directed at Kreditanstalt für Wiederaufbau and/or the Federal Republic of Germany as well as the banks that handled the issuances. Additional supposed buyers of T-Shares have initiated conciliatory proceedings with a state institution in Hamburg, the "Öffentliche Rechtsauskunfts- und Antragsstelle der Freien und Hansestadt Hamburg." Approximately 11,250 conciliatory requests have been submitted to Deutsche Telekom to date. Around 4,000 of these lawsuits have not yet been finally closed.

The Regional Court has issued certified questions to the Higher Regional Court in accordance with the German Capital Investor Model Proceedings Act (KapMuG) relating to IPOs DT2 and DT3 and has temporarily suspended the initial proceedings

Over a total of 18 days since the beginning of the proceedings, the Higher Regional Court has heard a large number of witnesses in oral hearings on the certified questions for the DT3 model proceedings. One point to be proved was whether the decision to acquire VoiceStream had already been taken or whether negotiations on the transaction had already far advanced by the time the subscription period ended on June 16, 2000. Witnesses were also interviewed on the same topic in the United States. The Higher Regional Court obliged Deutsche Telekom to submit various depositions from the class action suit in the United States that ended with a settlement. The last hearing took place on November 6, 2009. In light of several applications for an extension (particularly relating to the item "contribution of Sprint shares into the U.S. subsidiary") to the Frankfurt/Main Regional Court in early December (some of which have yet to be decided upon), the hearing that was scheduled for December 11, 2009 was canceled. A new date will be set ex officio, as soon as a decision has been made on a successor to the presiding judge, who retired at the end of 2009. The DT3 model proceedings are not expected to be completed before the fall of 2010.

To all intents and purposes, the proceedings for a preliminary ruling on DT2 are currently suspended.

- **T-Online merger.** After the merger of T-Online International AG into Deutsche Telekom AG became effective on June 6, 2006, Deutsche Telekom AG was served around 250 applications for a court review of the fairness of the exchange ratio stipulated in the merger agreement dated March 8, 2005. Under the German Reorganization and Transformation Act (Umwandlungsgesetz), former shareholders of T-Online can request the Frankfurt/Main Regional Court to review the fairness of the exchange ratio in the course of appraisal rights proceedings (Spruchverfahren). The court ruled on March 13, 2009 that the exchange ratio for the T-Online shares was not fair and deemed a supplementary payment of EUR 1.15 per share fair. This ruling is not legally binding. Deutsche Telekom filed an appeal against this ruling within the period stipulated.

- **Toll Collect.** In the arbitration proceedings between the principle members of the Toll Collect consortium (Daimler Financial Services AG, Deutsche Telekom and the consortium company Toll Collect GbR) on the one hand and the Federal Republic of Germany on the other regarding disputes relating to the truck toll collection system, Deutsche Telekom received the Federal Republic's statement of claim on August 2, 2005. In the statement of claim, the Federal Republic maintained its claim to lost toll revenues of approximately EUR 3.51 billion plus interest for the delayed commencement of operations on September 1, 2003. The total claim for contractual penalties was increased to EUR 1.65 billion plus interest. The contractual penalties are based on alleged violations of the operator agreement (lack of consent to subcontracting, delayed provision of on-board units and monitoring equipment). In a letter dated May 16, 2008, the Federal Republic recalculated its claim for damages for lost toll revenues and reduced it minimally by EUR 169 million. The new claim is approximately EUR 3.3 billion plus interest. The main claims by the Federal Republic (including contractual penalties) amount to around EUR 4.98 billion.

The defendants responded on June 30, 2006. The plaintiff responded in writing on February 14, 2007. Following further exchanges of submissions between the parties, a first hearing took place in June 2008 during which the arbitration court discussed legal issues with the parties, yet shed no light on the possible outcome of the case. Under orders from the arbitration court, each party submitted various documents to the other party at the end of September 2008. Furthermore, the arbitration court ordered each party to prepare another written statement by the end of November 2008 addressing the legal issues discussed during the hearing and in the submitted documents. Each party also had the opportunity to submit further written responses to the relevant statement from the other party, by the beginning of April 2009. The arbitration court also scheduled another hearing (including witness examinations) for the fall of 2009 (October 19 – 22), ordered the submission of further documents and papers, and appointed three experts to evaluate by September 30, 2009 the plausibility of the expert opinions presented by the parties. Following the disclosure by the defendants in July and August 2009 of circumstances that gave rise to doubts about the ability of the arbitrator appointed by the Federal Republic to perform the duties of his office with the necessary objectivity, care and independence, and following an application by the defendants to remove the arbitrator, the arbitration court decided on September 4, 2009 to cancel the appointed date for examining evidence and continuing the hearing. The arbitration court also postponed the completion date for the plausibility reports. The arbitration court rejected the application for rejection on September 30, 2009. This ruling can be appealed before a state court. The defendants filed a rejection application to this effect with the Berlin Administrative Court on November 6, 2009. A new date for continuing the hearing will be set after the conclusion of the rejection procedure.

- **Lawsuit filed by Vivendi SA (Paris), discontinuation of negotiations.** On May 3, 2005, Vivendi SA ("Vivendi") took legal action against Deutsche Telekom AG and T-Mobile International AG & Co. KG (now merged into Deutsche Telekom AG). Vivendi alleges that the defendants unlawfully broke off negotiations on the acquisition of a 48-percent stake in Polska Telefonia Cyfrowa Sp.z o.o. (PTC) in order to later obtain these shares at a lower price. The value in dispute has been put at approximately EUR 2.27 billion. The case was dismissed in March 2008 by the Paris Commercial Court in the first instance. Vivendi has given notice of appeal against this decision. In the grounds of appeal dated August 20, 2008, Vivendi initially pursued claims for approximately EUR 1.9 billion, which it has since reduced to around EUR 53 million.

- **Arbitration proceedings filed by Vivendi SA (Geneva).** On April 13, 2006, in line with the rules of the International Chamber of Commerce (ICC) in Paris, Vivendi filed arbitration proceedings before the international court of arbitration in Geneva against Deutsche Telekom AG, T-Mobile International AG & Co. KG, T-Mobile Deutschland GmbH, T-Mobile Poland Holding Nr. 1 B.V. and others. This complaint is aimed at a declaratory judgment that on or before March 29, 2006 a verbal agreement was reached between the parties concerning, inter alia, putting an end to all legal disputes relating to the investment in PTC, or that pre-contractual obligations were breached. Vivendi is demanding performance of the contract or alternatively, compensation.

- **Lawsuit filed by Vivendi SA (Seattle, United States).** On October 23, 2006, Vivendi filed a lawsuit against Deutsche Telekom AG, T-Mobile USA Inc., T-Mobile International AG, T-Mobile Deutschland GmbH and others with the U.S. District Court in Seattle, Washington, claiming that the defendants had colluded illegally to cause Vivendi to lose its alleged interest in PTC. The lawsuit is based on the Racketeer Influenced and Corrupt Organizations (RICO) Act. The court dismissed the action on June 5, 2008. Vivendi lodged an appeal against this decision and reduced its compensation claim from around USD 7.5 billion to around USD 2.5 billion. The court of appeal has since dismissed the appeal.

  Numerous other lawsuits and arbitration proceedings are pending in connection with the disputed PTC shares. However, they are not presented in detail here.

- **telegate AG/Harisch.** On October 19, 2005, following enforcement proceedings, Deutsche Telekom AG received a claim for damages of approximately EUR 86 million plus interest from telegate AG. telegate AG alleges that Deutsche Telekom AG charged excessive prices for the provision of subscriber data between 1997 and 1999, which resulted in telegate AG having insufficient funds available for marketing measures and preventing it from achieving its planned market share. Following enforcement proceedings, Deutsche Telekom AG received a claim for damages of approximately EUR 329 million plus interest from Dr. Harisch, also on October 19, 2005. Dr. Harisch alleges that the excessive prices for the provision of subscriber data between 1997 and 1999 caused telegate AG's equity ratio to decrease significantly on several occasions, resulting in the need for capital increases. This required Dr. Harisch and another shareholder to release shares from their own holdings, thereby diluting their remaining shareholdings. The plaintiff has now increased his claim by approximately EUR 283 million. The amount in dispute has thus risen to approximately EUR 612 million. The action is still pending before the Cologne Regional Court in the first instance.

- **Arcor (price squeeze).** Competitors have filed lawsuits against Deutsche Telekom AG with a notice of action seeking damages of currently EUR 223 million on grounds of an alleged price squeeze between wholesale and retail prices. This legal dispute has been suspended until the European courts have issued a final decision related to proceedings for the reversal of a decision by the European Commission in administrative penalty proceedings that are decisive for the proof of claim. On April 10, 2008, the European Court of First Instance dismissed Deutsche Telekom AG's claim for reversal of the European Commission's decision. Deutsche Telekom AG has filed an appeal against the ruling with the European Court of Justice.

- **Minimum contract terms for bundled products.** In a ruling dated October 14, 2009, the Düsseldorf Higher Regional Court – unlike the court of lower instance – upheld a complaint by Tele2 against minimum contract terms for bundled products. Under this ruling, Deutsche Telekom is prohibited from offering bundled retail products comprising a calling plan for a fixed-network line, including calls on that line, a DSL line, and Deutsche Telekom's DSL access service (bundled product) with a minimum contract term of twelve or more months and a tacit contract extension of twelve months in each case subject to termination with due notice. Furthermore, the Higher Regional Court ruled that Deutsche Telekom is obligated to pay Tele2 damages that have arisen or will arise as a result of the prohibited conduct. An appeal to the Federal Court of Justice has been permitted. Deutsche Telekom appealed against the ruling of the Düsseldorf Higher Regional Court within the period stipulated. Tele2 has also filed an application to the Higher Regional Court to have the verdict extended to include minimum contract terms of twelve months or more. This application has not yet been ruled upon.

- **Regulation of ULL reference offer.** In a ruling on the ULL reference offer dated December 21, 2007, the Federal Network Agency obliged Deutsche Telekom AG to provide 333,000 ULLs per month as part of a binding plan. Orders going beyond the total planned volume of 333,000 ULLs must be fulfilled where technically and operationally feasible. For any delays in provisioning, Deutsche Telekom AG will be fined EUR 3.62 per day for the first ten days and, from the eleventh day onwards, a one-time additional fine of EUR 36.19, plus EUR 1.82 per day. Competitors must pay Deutsche Telekom AG EUR 1.82 for each ULL that falls short of their announced volume. The ULL reference offer will come into force once existing ULL contracts are terminated and new provisions are negotiated on the basis of the ULL reference offer. Deutsche Telekom AG took legal action against the Agency's ruling in January 2008.

- **Regulation of ULL, access to cable ducts, dark fiber.** In June 2007, the Federal Network Agency had obliged Deutsche Telekom AG to give its competitors access to its cable ducts (empty conduits) or, should there be no empty conduits, to dark fiber and to grant access to the unbundled local loop, where required also in cable distributors. In a temporary injunction in January 2008 and a ruling in April 2008, the Cologne Administrative Court largely upheld the Agency's decision. Deutsche Telekom AG has filed an appeal with the Federal Administrative Court. The Federal Administrative Court granted the appeal in part with its ruling dated January 27, 2010 and lifted the regulatory order with legally binding effect insofar as it concerned access to dark fiber.

- **ULL rate approvals.** In November 2008, the Cologne Administrative Court revoked the rates approval for the unbundled local loop line (ULL) from 1999 with regard to the monthly charges. Both Deutsche Telekom AG and the Federal Network Agency filed complaints against non-allowance of appeal. In a ruling dated October 5, 2009, the Federal Administrative Court rejected these complaints because the points raised relate to the old legal framework. The rulings of the Cologne Administrative Court revoking the approvals thus became legally effective and the rate approval proceedings from 1999 were revived, i.e., the Federal Network Agency must decide again on ULL monthly charges for the period from February 1999 to March 2001. Under its rulings dated August 27, 2009, the Cologne Administrative Court revoked the 2001 ULL rate approval, which relates to monthly charges for the period April 2001 through March 2003 and one-time charges for the period April 2001 through March 2002. In its rulings dated November 19, 2009, the Cologne Administrative Court then revoked the 2002 rate approval, which relates to one-time charges for the period April 2002 through June 2003. These rulings are not legally effective because both Deutsche Telekom AG and the Federal Network Agency have filed complaints against non-allowance of appeal. If the rulings become legally effective, the Federal Network Agency would have to decide again on the rates for the period April 2001 to March 2003 or June 2003. All other rulings of the Federal Network Agency on ULL rates since 1999 have been challenged and, apart from the 1999 ULL one-time charges, are therefore not final.

- **IPR risks.** Like many other large telecommunications/Internet providers, Deutsche Telekom is exposed to an increasingly large number of IPR (intellectual property rights) disputes. For Deutsche Telekom, there is a risk that it may have to pay license fees and/or compensation.

  Furthermore, Deutsche Telekom intends to defend itself and/or pursue its claims resolutely in each of these court, conciliatory, and arbitration proceedings.

OTE. Deutsche Telekom holds 30 percent plus one share in OTE and has management control under the terms of a shareholder agreement. The party of the socialist movement in Greece, PASOK, had expressed criticism of the partial sale of OTE to Deutsche Telekom ahead of its success in the elections on October 4, 2009. Nevertheless, the risk that the new government may seek to renegotiate aspects of the shareholder agreement is small as under normal circumstances amendments to the shareholder agreement can only be made by consensus. In addition, a risk exists in the area of infrastructure roll-out (VDSL, FTTX). The Greek government has special plans in this respect concerning the structure of competition. The impact on OTE cannot yet be estimated.

Joint venture between T-Mobile UK/Orange UK. In November 2009, Deutsche Telekom AG and France Télécom S.A. signed the agreement to merge T-Mobile UK and Orange UK to form a 50 : 50 joint venture. The transaction is subject to the approval of the relevant authorities (including the European Commission), which is expected to be given in the course of 2010. For Deutsche Telekom there is a risk that the transaction may only be approved subject to significant conditions (such as relinquishing frequency spectrum).

One Company project. The extraordinary shareholders' meeting on November 19, 2009 approved the spin-off and takeover agreement under which Deutsche Telekom AG will transfer the T-Home business area to T-Mobile Deutschland GmbH in the 2010 financial year by way of a spin-off. Bringing together the Group's fixed-network and mobile communications activities in Germany is a cornerstone of the One Company project that is preparing the Group for further growth. The integrated company for Germany will be responsible for 27 million fixed-network lines – of which some 13 million support DSL – and more than 39 million mobile lines. Approximately 85,000 employees work in the Germany operating segment. Sweeping changes are needed in the organizational structure and workflow if the One Company project is to be successfully completed in the second quarter of 2010. If these goals cannot be achieved, there is a risk that the transition will last longer than expected and that operations will be temporarily impacted.

Financial risks. The financial risks for the Group arise mainly from liquidity, credit, and currency and interest rate risks. Risky investments by subsidiaries in Southern and Eastern Europe in particular exist on account of transfer restrictions and shareholder resolutions. Following the first-time full consolidation of OTE, investments deposited with various, mostly Greek, banks were also taken over and reduced substantially with the aim of spreading these investments and also gradually switching to government bonds.

To remain solvent and financially flexible at all times, Deutsche Telekom maintains a liquidity reserve in the form of credit lines and cash. The primary instruments used for medium- to long-term financing are bonds and medium-term notes (MTNs) issued in a variety of currencies and jurisdictions.

As of December 31, 2009, 24 banks granted Deutsche Telekom credit lines totaling EUR 14.4 billion. The situation on the international financial markets eased considerably during 2009. From today's perspective, access to the international debt capital markets is not seriously jeopardized. The 2009 financial year was marked by substantial new issuances. In 2009, Deutsche Telekom raised debt capital of just under EUR 5.3 billion in various markets.

Although a number of banks had refused to extend credit lines in 2008, partly due to lending restrictions and consolidation in the banking sector in connection with the financial crisis, all bilateral lines were extended after February 2009.

Rating agency Fitch cut Deutsche Telekom's long-term rating from A– in 2008 to BBB+. Moody's and Standard & Poor's ratings for Deutsche Telekom are still Baa1 and BBB+, respectively. The outlook of all three agencies is stable. If Deutsche Telekom's rating falls below certain defined levels, interest rates for some of the bonds and medium-term notes issued will rise.

Impairment of Deutsche Telekom's assets. The value of the assets of Deutsche Telekom and its subsidiaries is reviewed periodically. In addition to the regular annual measurements, specific impairment tests may be carried out. These may be necessary, for example, when changes in the economic, regulatory, business or political environment could impact negatively on the value of goodwill, intangible assets or items of property, plant and equipment. These tests may lead to the recognition of impairment losses that do not, however, result in disbursements. This could impact to a considerable extent on Deutsche Telekom's results, which in turn may negatively influence the T-Share and ADS price.

In the countries of the Southern and Eastern Europe operating segment in particular, future trends in the difficult macroeconomic situation, ongoing intense competition and mobile communications taxes recently imposed or increased in some of these countries might have a stronger and/or negative effect.

Sales of shares by the Federal Republic and KfW. As of December 31, 2009, the Federal Republic and KfW held approximately 31.7 percent of Deutsche Telekom's shares, while the Blackstone Group held 4.4 percent. On April 24, 2006, the Blackstone Group purchased an interest in Deutsche Telekom AG's share capital from KfW.

The Federal Republic may continue its privatization policy and sell further equity interests, including shares in Deutsche Telekom AG, in a manner designed not to disrupt the capital markets and with the involvement of KfW. On May 16, 2008, KfW issued a five-year exchangeable on shares of Deutsche Telekom AG. Exchangeables are debt certificates that the holder can exchange, during a pre-determined period and at a pre-determined conversion price, for shares in another company (in the case of the KfW exchangeables referred to here, registered shares in Deutsche Telekom AG). If the conversion price is exceeded, KfW may exchange the exchangeables submitted to it for shares in Deutsche Telekom AG and if the holders of the exchangeables exercise the conversion option, it must exchange them. When the exchangeables mature, KfW has the right to pay them out in shares of Deutsche Telekom AG. This exchangeable has a volume of EUR 3.3 billion and a conversion price of EUR 14.9341.

For Deutsche Telekom, there is a risk that the sale of a significant volume of Deutsche Telekom shares by the Federal Republic or KfW, or speculation to this effect on the markets, could have a negative short-term impact on the price of T-Shares.

Aggregate risk position. The assessment of the aggregate risk position is based on a consolidated review of all significant risks or risk areas. Despite severe competition and price pressure, the regulatory framework, the deterioration in economic conditions, and major challenges in terms of personnel restructuring and service quality, the Company's aggregate risk position has not changed significantly over the previous year. As it stands today, there is no risk to the Company's continued existence as a going concern.

The opportunities.

Deutsche Telekom has successfully implemented its "Focus, fix and grow" strategy over the past three years. This strategy is being developed further to shape the long-term future of the Group, with the focus on developing new market opportunities through modernization and investments in networks and IT.

The aforementioned One Company project also aims to seize new market opportunities. The project focus is on enhancing Deutsche Telekom's competitive position by offering products and services from a single source, improving customer service, safeguarding jobs, and leveraging revenue and cost synergies.

These days, customers want everything at the same time: phoning, communicating in social communities, and downloading music – services for connected life and work are being developed based on next-generation networks and IT to meet these requirements. Innovative bundled products and convergence products provide potential opportunities for Deutsche Telekom. As a large, integrated telecommunications group, Deutsche Telekom is not only able to cope with substitution risks better than specialized providers; it can also implement new bundled products. These also include mobile data applications on the basis of mobile broadband technologies.

LTE, the fourth generation of mobile communications, will substantially increase transmission rates in mobile communications networks, enabling faster use of mobile data services such as mobile e-mail and social networking. The mobile Internet thus provides significant growth opportunities for Deutsche Telekom.

Social and demographic changes and environmental requirements call for the development of new, promising products and services, such as new technologies for a state-of-the-art health care system, efficient environmental protection services, mobility services for seniors, citizen-oriented administration, mobile working, and connected cars, i.e., vehicles equipped with SIM cards, e-mail and TV. Services will be structured dynamically in the future to adapt them to the needs of the customer, as with cloud computing.

Projects such as T-City in Friedrichshafen are proof of the innovative strength of the Deutsche Telekom Group, a company that stands for service quality, state-of-the-art networking technology, and innovative products with a genuine customer benefit.

In 2009, Deutsche Telekom acquired an additional 5 percent of the Greek company Hellenic Telecommunications S.A., Athens, Greece (OTE), bringing its shareholding up to 30 percent plus one vote. The two companies aim to leverage synergies in areas such as procurement, where contracts will be renegotiated and lower prices agreed, or the introduction of innovative devices and services.

The joint venture to merge T-Mobile UK and Orange UK in the United Kingdom will create the leading mobile carrier in the market and generate considerable benefits for customers. For instance, the integration of Orange Broadband will make it possible to deliver convergence solutions. The joint venture will also allow network coverage to be expanded and network quality for voice, data and future services to be improved. Customer service and proximity will also improve as a result of a dense network of the joint venture's own outlets. The new company will be better positioned to invest in innovative service and to benefit to a greater extent from new technologies. The joint venture also aims to leverage considerable synergies, for example by cutting the cost of site rental and network/IT maintenance and consolidating its capital expenditure and marketing costs.

Significant events after the reporting period.

Changes in the composition of the Board of Management.

On January 29, 2010, the Supervisory Board of Deutsche Telekom approved the proposal by the Board of Management to reassign Hamid Akhavan's responsibilities on a temporary basis. Board of Management members Guido Kerkhoff and Reinhard Clemens will assume Hamid Akhavan's responsibilities in an acting capacity. Effective February 15, 2010, Guido Kerkhoff will assume temporary responsibility for the Europe region (United Kingdom, Netherlands, Austria, Poland and Czech Republic) and International Sales and Service. Reinhard Clemens will, also in an acting capacity, assume Group-wide responsibility for the remaining COO units, such as Products & Innovation, Technology, IT and Procurement effective the same date.

Regulation of ULL, access to cable ducts, dark fiber.

The Federal Administrative Court granted the appeal in part with its ruling dated January 27, 2010 and lifted the regulatory order with legally binding effect insofar as it concerned access to dark fiber. The reason for the ruling was that Deutsche Telekom's initial investment in the roll-out of optical fiber had not sufficiently been taken into account.

Outlook.*

Deutsche Telekom well positioned in spite of modest economic recovery // Markets remain intensely competitive // Further expansion of growth areas

Economic outlook.

The global economy is not expected to improve significantly in 2010 and 2011. The global economy recovered in the second half of 2009, although European national economies and the United States only experienced a low-level recovery. Leading economic indicators such as the business climate indexes or the Baltic Dry Index and the Air Freight Traffic Growth Index suggest that the global economy will continue to stabilize in 2010 and growth rates will rise. Lagging indicators such as unemployment levels or the development of retail consumption are still showing a more restrained economic upswing in Europe and the United States.

A moderate level of inflation is expected in 2010 in the European Union and the United States. Short-term interest rates may also settle at a low level as only a moderate increase in interest rates is forecast.

According to estimates by the Institute for the World Economy (IfW), the economic upturn will remain moderate in 2010 and national growth rates will vary greatly in some areas. While production in the emerging nations is expected to increase again sharply in 2010, the economies in the industrialized nations may be slow off the mark. For 2010 the IfW forecasts moderate real GDP growth of 1.4 percent in the industrialized countries overall, with 0.8 percent for the European Union and 2.0 percent for the United States. Overall global production is expected to increase by 3.6 percent in 2010. Production growth will accelerate slightly in 2011. The IfW forecasts growth of 1.7 percent for the European Union in 2011, 2.2 percent for the United States, and 3.9 percent for the global economy.

Market expectations.

The effects of the follow-on economic trends, driven by the continued rise in unemployment and the resulting negative consumption climate, may impact retail business in particular in Europe and the United States and, on a lagging basis, also lead to restraint in expenditure on telephone and data services.

Austerity measures in fiscal policy – made necessary by higher levels of national debt – in the form of higher taxes or lower expenditure may have direct or indirect effects on retail consumption and public demand for telecommunications products and services. In Greece the high level of national debt and the government's enforced austerity measures may have an impact on consumer business.

The modest pace of economic recovery in the relevant domestic and international markets may continue to force companies around the world to cut costs, which in turn may impact business with corporate and business customers in telecommunications and IT.

Deutsche Telekom's main sales markets will face intense competition and a continuing decline in prices, as large competitors expand their telecommunications business into further product areas. In addition to market expectations based on the economic environment, there will also be opportunities with generally positive market trends. The global trends toward digitization and connected life and work are accelerating all the time. An increase in demand for mobile Internet and data services is expected in the United States and Europe. Demand among business customers for cloud computing and telecommunications and data services from a single source is growing considerably.

Deutsche Telekom therefore expects a moderate positive development in the telecommunications market.

Expectations for the Group.

Deutsche Telekom will focus its investment activities in 2010 and 2011 on safeguarding its competitiveness and future viability, including in its home market, Germany, where capital expenditure will increase significantly. At the same time, the aim is to have a stable rating in order to have unrestricted access to the debt capital market. In addition, the financial performance indicators have to allow sustainable and appropriate shareholder remuneration. Taking this into consideration, Deutsche Telekom expects its capital expenditure to increase slightly year-on-year in 2010 to around EUR 9.1 billion (excluding any spectrum investment), which will strengthen the Group's position in its core markets. Deutsche Telekom aims to generate adjusted EBITDA of approximately EUR 20 billion and free cash flow of around EUR 6.2 billion in the 2010 financial year. These expectations are based on the assumption, for planning purposes, that the UK subsidiary T-Mobile UK, which will be merged to create a joint venture following approval by the relevant authorities, will be fully consolidated. In 2011 Deutsche Telekom expects sustainable high levels of adjusted EBITDA and free cash flow.

Deutsche Telekom intends to continue to realize international economies of scale and synergies through appropriate acquisitions in its footprint markets and through joint ventures. There are, however, no plans for major acquisitions or expansion into emerging markets.

The situation on the international financial markets eased up in 2009 and there were large issuances on the debt capital markets. Deutsche Telekom also took advantage of this situation to issue debt amounting to approximately EUR 5.3 billion. Deutsche Telekom expects the markets to remain accessible and stable in 2010, with a slight increase in interest rates over the course of the year. The high liquidity reserve of bilateral credit lines and short-term cash deposits mean that the Group was already financed right through 2010 at the end of 2009. This in turn means the Group has no material exposure to any increase in interest rates. With its reliable access to the capital markets, Deutsche Telekom will take advantage of favorable conditions for issuances in 2010 when needed.

Expectations for the operating segments.

Germany.

Deutsche Telekom will continue to optimize its product portfolio in the context of connected life and work to increase the number of high-value customer relationships over the long term.

In 2010 and 2011, Deutsche Telekom's operating business in Germany will focus on the following activities:

- Defending and consolidating Deutsche Telekom's leadership in the fixed-network and mobile communications markets, for example through stronger cross-selling and upselling
- Expanding the growing Entertain and mobile data business
- Increasing customer satisfaction, for example by improving customer service
- Significantly enhancing network quality and coverage, for example by increasing 3G coverage and improving network stability
- Further improving processes and quality with the goal of trimming the cost base
- Using the new One Company organizational structure to enhance competencies

In the Germany operating segment, Deutsche Telekom expects the decline in revenue to decelerate and adjusted EBITDA to further stabilize in 2010 and 2011.

Deutsche Telekom will defend its market leadership in the fixed-network business, even though its traditional access business will continue to suffer competition-driven losses of market share. One of the key issues will be the further development of the mass market with Entertain products through a combination of high-speed broadband lines and attractive content and features, including high-performance packages with TV and Entertain content via DSL and fixed-network lines with flat rates. The range of high-definition (HD) services for TV will be extended in the 2010 financial year, allowing customers to benefit from a fully HD-enabled infrastructure.

In the mobile communications market, Deutsche Telekom will be able to maintain its market position in a highly competitive environment. Mobile Internet will be one of the principal growth drivers. The high level of growth is expected to continue in 2010, due in part to the sale of smartphones. With a portfolio of intelligent handsets, attractive rate plans and innovative applications, Deutsche Telekom will further develop the consumer and business customer markets through data services for cell phones and laptops. In addition, Deutsche Telekom will offer machine-to-machine solutions which will make a positive contribution to the mobile non-voice growth area.

Capital expenditure in Germany will focus on growth and innovation, particularly the further integrated and value-enhanced broadband expansion in fixed-network and mobile communications as well as quality and service initiatives. In view of the general market and financial situation, bidding at the mobile communications spectrum auction is expected to be less intense than at the UMTS auction in 2000. Demanding coverage requirements facing the winners of the spectrum auction as well as spectrum usage restrictions support this expectation.

United States.

In 2010, the United States operating segment (T-Mobile USA) will focus on attracting and retaining a loyal customer base. Data growth and the higher utilization of the 3G network will form the basis for the future development. With a continued focus on cost efficiencies, but offset by market-driven declines in voice revenues per customer in an increasingly mature U.S. market, revenue and adjusted EBITDA are expected to be broadly stable in 2010. For 2011, Deutsche Telekom expects to begin to experience positive developments in revenues and adjusted EBITDA. However, exchange rate changes, regulatory changes and competitive pressures may significantly affect revenues and adjusted EBITDA.

The focus of capital expenditure for T-Mobile USA will continue to be the enhancement of network quality and coverage. In particular T-Mobile USA intends to expand and upgrade the 3G mobile communications network, including an upgrade of the top 30 U.S. markets to HSPA+ with a top download speed of 21 Mbit/s in 2010.

Europe.

Deutsche Telekom expects customer numbers to continue growing in the Europe operating segment. Ongoing development of the mobile Internet with innovative data services and new, intelligent mobile handsets at attractive prices are proving to be important and consistent growth drivers. Nevertheless, the Europe operating segment is facing ongoing intense competition in a continued challenging macroeconomic situation. Regulatory measures and exchange rate fluctuations in the countries may have a negative effect on revenue and earnings on a euro basis.

Against this background, in 2011 Deutsche Telekom expects revenue and adjusted EBITDA in the Europe operating segment to increase again slightly, after a challenging 2010 financial year, provided the composition of the operating segment remains unchanged (in particular assuming the full consolidation of T-Mobile UK). This development will be supported by cost-cutting initiatives.

The key areas of capital expenditure in the Europe operating segment will be improvements in GSM network quality and the further roll-out of UMTS networks as part of the drive to introduce the technology for next-generation mobile networks.

Southern and Eastern Europe.

The acquisition of a stake in OTE has given Deutsche Telekom a foothold in further Southern and Eastern European markets. On a like-for-like basis, Deutsche Telekom expects revenue and adjusted EBITDA in the Southern and Eastern Europe segment to decrease slightly compared with the past financial year until 2011, in particular due to the continuing difficult macroeconomic situation and ongoing intense competition. The slight decline in adjusted EBITDA on a like-for-like basis that will continue until 2011 will be partially offset by Group-wide strategic initiatives and cost-cutting measures. In particular regulatory measures and exchange rate fluctuations in the individual countries as well as the recently imposed or increased mobile communications taxes may have an additional adverse effect.

Capital expenditures in Southern and Eastern Europe will focus on the network infrastructure to expand broadband coverage and for the further build-out of the 3G network and TV infrastructure (satellite and IP). Further investments have been scheduled to improve and refine customer service and raise process efficiency.

Systems Solutions.

T-Systems focuses on the growing ICT services market where it provides solutions for corporate customers. Demand for international ICT solutions is increasing – not least as a result of the further globalization of corporations. Using a global infrastructure of data centers and networks, T-Systems manages information and communication services for some 400 corporate customers, including multinational corporations and public-sector and public health institutions, and provides integrated solutions for the networked future of business and society. Large-scale contracts from renowned industry giants such as MAN, Linde, Philips and BP are indicative of the revenue trends in the coming years. It nevertheless remains to be seen how the business of T-Systems' customers will develop in the wake of the global financial and economic crisis.

T-Systems' cost-cutting measures showed encouraging effects in the past financial year and will be continued. Revenue and adjusted EBITDA are expected to improve slightly in this operating segment until 2011 in view of the measures described.

Group Headquarters & Shared Services.

Adjusted EBITDA at Group Headquarters & Shared Services is largely influenced by expenditure at Group Headquarters and staff restructuring activities at Vivento. Measures taken to improve and centralize functions in connection with the realignment of the management structure will enhance efficiency on a Group-wide basis, but will have a negative impact on adjusted EBITDA at Group Headquarters & Shared Services. At the same time, key goals within centralized functions include efficient cost management and increasing efficiency.

* Outlook contains forward-looking statements that reflect management's current views with respect to future events. Words such as "assume," "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "plan," "project," "should," "want" and similar expressions identify forward-looking statements. These forward-looking statements include statements on the expected development of net revenue, adjusted EBITDA, capital expenditure and free cash flow until 2011. Such statements are subject to risks and uncertainties, such as an economic downturn in Europe or North America, changes in exchange and interest rates, the outcome of disputes in which Deutsche Telekom is involved, and competitive and regulatory developments. Some uncertainties or other imponderabilities that might influence Deutsche Telekom's ability to achieve its objectives, are described in the "Risk and opportunities management" section in the management report and in the "Forward Looking Statements" and "Risk Factors" sections in the Annual Report on Form 20-F and the disclaimer at the end of the Annual Report. Should these or other uncertainties and imponderabilities materialize or the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. We do not guarantee that our forward-looking statements will prove correct. The forward-looking statements presented here are based on the current structure of the Group, without regard to significant acquisitions, dispositions, business combinations or joint ventures Deutsche Telekom may choose to undertake. These statements are made with respect to conditions as of the date of this document's publication. Without prejudice to existing obligations under capital market law, we do not intend or assume any obligation to update forward-looking statements.

We have been named "sector leader" in the ranking carried out by the renowned agency SAM (Sustainable Asset Management) for our sustainability performance in the mobile communications sector. "Sector leaders" are companies which are best prepared in their sectors to embrace opportunities and manage risks that are linked to the three traditional dimensions of sustainability: economic, ecological, and social. The analysis focuses in particular on the management of customer relationships, brand management and various control subjects and HR issues.



123 Consolidated financial statements

Consolidated statement of financial position.

millions of €	Note	Dec. 31, 2009	Dec. 31, 2008*	Dec. 31, 2007*
Assets				
Current assets		**23,012**	**15,431**	**15,845**
Cash and cash equivalents	1	5,022	3,026	2,200
Trade and other receivables	2	6,757	7,393	7,696
Current recoverable income taxes	24	144	273	222
Other financial assets	8	2,001	1,692	1,919
Inventories	3	1,174	1,294	1,463
Non-current assets and disposal groups held for sale	4	6,527	434	1,103
Other assets		1,387	1,319	1,242
Non-current assets		**104,762**	**107,709**	**104,828**
Intangible assets	5	51,705	53,927	54,404
Property, plant and equipment	6	45,468	41,559	42,531
Investments accounted for using the equity method	7	147	3,557	118
Other financial assets	8	1,739	1,863	699
Deferred tax assets	24	5,162	6,234	6,610
Other assets		541	569	466
Total assets		**127,774**	**123,140**	**120,673**

* Figures for the prior-year reporting dates adjusted. Changes in the presentation of derivatives. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

millions of €	Note	Dec. 31, 2009	Dec. 31, 2008*	Dec. 31, 2007*
Liabilities and shareholders' equity				
Current liabilities		**24,794**	**24,242**	**22,504**
Financial liabilities	9	9,391	9,584	8,364
Trade and other payables	10	6,304	7,073	6,823
Income tax liabilities	24	511	585	437
Other provisions	12	3,369	3,437	3,365
Liabilities directly associated with non-current assets and disposal groups held for sale	4	1,423	95	182
Other liabilities	13	3,796	3,468	3,333
Non-current liabilities		**61,043**	**55,786**	**52,924**
Financial liabilities	9	41,800	37,010	34,542
Provisions for pensions and other employee benefits	11	6,179	5,157	5,354
Other provisions	12	2,161	3,304	3,665
Deferred tax liabilities	24	7,153	7,108	6,675
Other liabilities	13	3,750	3,207	2,688
Liabilities		**85,837**	**80,028**	**75,428**
Shareholders' equity	14	**41,937**	**43,112**	**45,245**
Issued capital		11,165	11,165	11,165
Capital reserves		51,530	51,526	51,524
Retained earnings including carryforwards		(20,951)	(18,761)	(16,218)
Total other comprehensive income		(3,576)	(5,411)	(4,907)
Total other comprehensive income directly associated with non-current assets and disposal groups held for sale		(2,162)	–	–
Net profit		353	1,483	571
Treasury shares		(5)	(5)	(5)
Issued capital and reserves attributable to owners of the parent		**36,354**	**39,997**	**42,130**
Non-controlling interests		5,583	3,115	3,115
Total liabilities and shareholders' equity		**127,774**	**123,140**	**120,673**

* Figures for the prior-year reporting dates adjusted. Changes in the presentation of derivatives. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

Consolidated income statement.

millions of €	Note	2009	2008	2007
Net revenue	15	**64,602**	**61,666**	**62,516**
Cost of sales	16	(36,259)	(34,592)	(35,337)
Gross profit		**28,343**	**27,074**	**27,179**
Selling expenses	17	(15,863)	(15,952)	(16,644)
General and administrative expenses	18	(4,653)	(4,821)	(5,133)
Other operating income	19	1,504	1,971	1,645
Other operating expenses	20	(3,319)	(1,232)	(1,761)
Profit from operations		**6,012**	**7,040**	**5,286**
Finance costs	21	(2,555)	(2,487)	(2,514)
Interest income		341	408	261
Interest expense		(2,896)	(2,895)	(2,775)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	22	24	(388)	55
Other financial income (expense)	23	(826)	(713)	(374)
Profit (loss) from financial activities		**(3,357)**	**(3,588)**	**(2,833)**
Profit before income taxes		**2,655**	**3,452**	**2,453**
Income taxes	24	(1,782)	(1,428)	(1,373)
Profit		**873**	**2,024**	**1,080**
Profit (loss) attributable to		**873**	**2,024**	**1,080**
Owners of the parent (net profit (loss))		353	1,483	571
Non-controlling interests	25	520	541	509
Earnings per share/ADS	26			
Basic		0.08	0.34	0.13
Diluted		0.08	0.34	0.13

Consolidated statement of comprehensive income.

millions of €	2009	2008	2007
Profit	**873**	**2,024**	**1,080**
Actuarial gains and losses on defined benefit pension plans	(461)	227	923
Revaluation due to business combinations	(38)	0	18
Exchange differences on translating foreign operations	(211)	(352)	(2,510)
Available-for-sale financial assets			
Recognition of other comprehensive income in income statement	0	0	(1)
Change in other comprehensive income (not recognized in income statement)	(4)	1	(1)
Fair value measurement of hedging instruments			
Recognition of other comprehensive income in income statement	8	(101)	3
Change in other comprehensive income (not recognized in income statement)	(56)	60	(118)
Other income and expense recognized directly in equity	11	(8)	0
Income taxes relating to components of other comprehensive income	138	(53)	(228)
Other comprehensive income	**(613)**	**(226)**	**(1,914)**
Total comprehensive income	**260**	**1,798**	**(834)**
Total comprehensive income attributable to	**260**	**1,798**	**(834)**
Owners of the parent	(261)	1,251	(1,346)
Non-controlling interests	521	547	512

Consolidated statement of changes in equity.

	Issued capital and reserves attributable to owners of the parent				
	Number of shares	Equity contributed		Consolidated shareholders' equity generated	
		Issued capital	Capital reserves	Retained earnings incl. carryforwards	Net profit (loss)
	thousands	millions of €	millions of €	millions of €	millions of €
Balance at January 1, 2007	**4,361,119**	**11,164**	**51,498**	**(16,977)**	**3,173**
Changes in the composition of the Group				(5)	
Unappropriated profit (loss) carried forward				3,173	(3,173)
Dividends				(3,124)	
Proceeds from the exercise of stock options	179	1	26		
Total comprehensive income				559	571
Transfer to retained earnings				156	
Balance at December 31, 2007	**4,361,298**	**11,165**	**51,524**	**(16,218)**	**571**
Balance at January 1, 2008	**4,361,298**	**11,165**	**51,524**	**(16,218)**	**571**
Changes in the composition of the Group					
Unappropriated profit (loss) carried forward				571	(571)
Dividends				(3,386)	
Proceeds from the exercise of stock options	22		2		
Total comprehensive income				166	1,483
Transfer to retained earnings				106	
Balance at December 31, 2008	**4,361,320**	**11,165**	**51,526**	**(18,761)**	**1,483**
Balance at January 1, 2009	**4,361,320**	**11,165**	**51,526**	**(18,761)**	**1,483**
Changes in the composition of the Group					
Unappropriated profit (loss) carried forward				1,483	(1,483)
Dividends				(3,386)	
Proceeds from the exercise of stock options			4		
Total comprehensive income				(333)	353
Transfer to retained earnings				46	
Balance at December 31, 2009	**4,361,320**	**11,165**	**51,530**	**(20,951)**	**353**

Issued capital and reserves attributable to owners of the parent								Non-controlling-interests	Total shareholders' equity
Total other comprehensive income						Treasury shares	Total		
Translation of foreign operations	Revaluation surplus	Available-for-sale financial assets	Cash flow hedges	Other comprehensive income	Taxes				
millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
(3,476)	**436**	**4**	**1,241**	**0**	**(480)**	**(5)**	**46,578**	**3,100**	**49,678**
							(5)		(5)
							0		0
							(3,124)	(497)	(3,621)
							27		27
(2,523)	28	(2)	(115)		136		(1,346)	512	(834)
	(156)						0		0
(5,999)	**308**	**2**	**1,126**	**0**	**(344)**	**(5)**	**42,130**	**3,115**	**45,245**
(5,999)	**308**	**2**	**1,126**	**0**	**(344)**	**(5)**	**42,130**	**3,115**	**45,245**
							0	(2)	(2)
							0		0
							(3,386)	(545)	(3,931)
							2		2
(357)		1	(41)	(11)	10		1,251	547	1,798
	(106)						0		0
(6,356)	**202**	**3**	**1,085**	**(11)**	**(334)**	**(5)**	**39,997**	**3,115**	**43,112**
(6,356)	**202**	**3**	**1,085**	**(11)**	**(334)**	**(5)**	**39,997**	**3,115**	**43,112**
							0	2,783	2,783
							0		0
							(3,386)	(840)	(4,226)
							4	4	8
(221)	(38)	(6)	(48)	11	21		(261)	521	260
	(46)						0		0
(6,577)	**118**	**(3)**	**1,037**	**0**	**(313)**	**(5)**	**36,354**	**5,583**	**41,937**

Consolidated statement of cash flows.

millions of €	Note	2009	2008	2007
	30			
Profit		**873**	**2,024**	**1,080**
Depreciation, amortization and impairment losses		13,894	10,975	11,611
Income tax expense (benefit)		1,782	1,428	1,373
Interest income and interest expenses		2,555	2,487	2,514
Other financial (income) expense		826	713	374
Share of (profit) loss of associates and joint ventures accounted for using the equity method		(24)	388	(55)
(Profit) loss on the disposal of fully consolidated subsidiaries		(26)	(455)	(379)
Other non-cash transactions		(230)	(147)	124
(Gain) loss from the disposal of intangible assets and property, plant and equipment		51	70	(42)
Change in assets carried as working capital		1,936	286	(1,072)
Change in provisions		(891)	493	1,825
Change in other liabilities carried as working capital		(1,818)	(130)	(1,391)
Income taxes received (paid)		(928)	(520)	171
Dividends received		29	13	36
Net payments from entering into or canceling interest rate swaps *		242	-	-
Cash generated from operations		**18,271**	**17,625**	**16,169**
Interest paid		(3,456)	(3,431)	(4,005)
Interest received		980	1,174	1,550
Net cash from operating activities		**15,795**	**15,368**	**13,714**
Cash outflows for investments in				
Intangible assets		(1,598)	(1,799)	(1,346)
Property, plant and equipment		(7,604)	(6,908)	(6,669)
Non-current financial assets		(176)	(3,261)	(264)
Investments in fully consolidated subsidiaries and business units		(1,007)	(1,030)	(1,547)
Proceeds from disposal of				
Intangible assets		7	34	39
Property, plant and equipment		369	338	722
Non-current financial assets		99	102	133
Investments in fully consolidated subsidiaries and business units		116	778	888
Net change in short-term investments and marketable securities and receivables		(320)	611	(60)
Net change in cash and cash equivalents due to the first-time full consolidation of OTE		1,558	-	-
Other		(93)	(249)	50
Net cash used in investing activities		**(8,649)**	**(11,384)**	**(8,054)**
Proceeds from issue of current financial liabilities		3,318	39,281	32,514
Repayment of current financial liabilities		(9,314)	(44,657)	(35,259)
Proceeds from issue of non-current financial liabilities		5,379	6,477	1,586
Repayment of non-current financial liabilities		(93)	(96)	(1,020)
Dividend payments		(4,287)	(3,963)	(3,762)
Proceeds from the exercise of stock options		2	3	24
Repayment of lease liabilities		(128)	(142)	(208)
Net cash used in financing activities		**(5,123)**	**(3,097)**	**(6,125)**
Effect of exchange rate changes on cash and cash equivalents		58	(61)	(100)
Changes in cash and cash equivalents associated with non-current assets and disposal groups held for sale		(85)	-	-
Net increase (decrease) in cash and cash equivalents		**1,996**	**826**	**(565)**
Cash and cash equivalents, at the beginning of the year		**3,026**	**2,200**	**2,765**
Cash and cash equivalents, at the end of the year		**5,022**	**3,026**	**2,200**

* Adjusted. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

Notes to the consolidated financial statements. Summary of accounting policies.

General information.

The Deutsche Telekom Group (hereinafter referred to as "Deutsche Telekom" or the "Group") is one of the world's leading service providers in the telecommunications and information technology sector. With its five operating segments, Germany, United States, Europe, Southern and Eastern Europe and Systems Solutions, as well as Group Headquarters & Shared Services, Deutsche Telekom covers the full range of state-of-the-art telecommunications and information technology services.

The Company was entered as Deutsche Telekom AG in the commercial register of the Bonn District Court (Amtsgericht – HRB 6794) on January 2, 1995.

The Company has its registered office in Bonn, Germany. Its address is Deutsche Telekom AG, Friedrich-Ebert-Allee 140, 53113 Bonn.

The declaration of conformity with the German Corporate Governance Code required pursuant to § 161 of the German Stock Corporation Act (Aktiengesetz – AktG) was released and made available to shareholders. This Declaration of Conformity can be found on the Deutsche Telekom website (www.telekom.com) via the following path: Investor Relations/ Corporate Governance/Declaration of Conformity.

In addition to Frankfurt/Main, other German stock exchanges, and Tokyo, Deutsche Telekom shares are also traded on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The annual financial statements of Deutsche Telekom AG as well as the consolidated financial statements of Deutsche Telekom AG, which have an unqualified audit opinion from Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart, and PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, are published in the electronic Federal Gazette (elektronischer Bundesanzeiger). This annual report and the Annual Report on Form 20-F, filed with the SEC due to Deutsche Telekom's listing on the NYSE, are available upon request from Deutsche Telekom AG, Bonn, Investor Relations, and on the Internet at www.telekom.com.

The consolidated financial statements of Deutsche Telekom for the 2009 financial year were released for publication by the Board of Management on February 8, 2010.

Basis of preparation.

The consolidated financial statements of Deutsche Telekom have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), as well as with the regulations under commercial law as set forth in § 315a (1) of the German Commercial Code (Handelsgesetzbuch – HGB). All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing the consolidated financial statements and applied by Deutsche Telekom, have been adopted for use in the EU by the European Commission. The consolidated financial statements of Deutsche Telekom thus also comply with IFRS as issued by the IASB. Therefore the term IFRS is used in the following.

The financial year corresponds to the calendar year. Due to a change in accounting policies, the consolidated statement of financial position includes comparative amounts for two reporting dates. The consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, and the consolidated statement of cash flows include two comparative years.

Presentation in the statement of financial position differentiates between current and non-current assets and liabilities, some of which are broken down further by their respective maturities in the notes to the financial statements. The consolidated income statement is presented using the cost-of-sales method. Under this format, net revenue is compared against the expenses incurred to generate these revenues, classified into cost of sales, selling, and general and administrative functions. The consolidated financial statements are prepared in euros.

The financial statements of Deutsche Telekom AG and its subsidiaries included in the consolidated financial statements were prepared using uniform group accounting policies.

Initial application of standards, interpretations and amendments to standards and interpretations in the financial year.

In the financial year, Deutsche Telekom for the first time applied the following IASB pronouncements and/or amendments to such pronouncements that have a material impact on the presentation of Deutsche Telekom's results of operations, financial position or cash flows:

- IAS 1 "Presentation of Financial Statements,"
- Amendments resulting from the Annual Improvements Project, May 2008,
- IAS 23 "Borrowing Costs," and
- IFRS 7 "Financial Instruments: Disclosures."

For further details of the effects of the initial application, please refer to the section "Change in accounting policies."

None of the following IASB pronouncements or amendments to such pronouncements that are applicable in the 2009 financial year for the first time had any impact or a material impact on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

Pronouncement	Date of issue by the IASB	Title
IFRIC 13	June 28, 2007	Customer Loyalty Programmes
IFRS 2	January 17, 2008	Share-based Payment
IAS 32	February 14, 2008	Financial Instruments: Presentation
IFRS 1/IAS 27	May 22, 2008	First-time Adoption of International Financial Reporting Standards/ Consolidated and Separate Financial Statements
IFRIC 15	July 3, 2008	Agreements for the Construction of Real Estate
IFRIC 16	July 3, 2008	Hedges of a Net Investment in a Foreign Operation
IFRIC 18	January 29, 2009	Transfer of Assets from Customers
IFRIC 9/IAS 39	March 12, 2009	Reassessment of Embedded Derivatives/ Financial Instruments: Recognition and Measurement

Standards, interpretations and amendments issued, but not yet adopted.

In January 2008, the IASB issued the revised standards **IFRS 3 "Business Combinations"** and **IAS 27 "Consolidated and Separate Financial Statements."** The standards are the result of the second phase of the project undertaken jointly with the Financial Accounting Standards Board (FASB) to reform the accounting for business combinations. The revised IFRS 3 and IAS 27 were endorsed by the European Union in June 2009.

The main changes that the revised IFRS 3 will make to the existing requirements are described below:

- The revised IFRS 3 gives the option of measuring non-controlling interests either at fair value or at the proportionate share of the net identifiable assets. This option can be exercised for each business combination individually.
- In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at the date the acquirer obtains control. Goodwill shall then be determined as the difference between the remeasured carrying amount plus consideration transferred for the acquisition of the new shares, minus net assets acquired.
- Contingent consideration shall be measured at fair value at the acquisition date and classified either as equity, or as asset or liability at the acquisition date. Agreed contingent consideration shall be recognized subsequently in accordance with the classification determined at the acquisition date.
- Acquisition-related costs incurred in connection with business combinations shall be recognized as expenses.
- For changes in contingent consideration classified as a liability at the acquisition date, goodwill cannot be remeasured subsequently.
- According to the revised IFRS 3, effects from the settlement of relationships existing prior to the business combination shall not be part of the exchange for the acquiree.
- In contrast to the previous version of IFRS 3, the revised standard governs the recognition and measurement of rights that were granted to another entity prior to the business combination and which are now reacquired as part of the business combination (reacquired rights).

The main changes that the revised IAS 27 will make to the existing requirements are described below:

- Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control shall only be accounted for within equity.
- If a parent loses control of a subsidiary, it shall derecognize the consolidated assets and liabilities. The new requirement is that any investment retained in the former subsidiary shall be recognized at fair value at the date when control is lost; any differences resulting from this shall be recognized in profit or loss.
- When losses attributed to the non-controlling interests exceed the non-controlling interests in the subsidiary's equity, these losses shall be allocated to the non-controlling interests even if this results in a deficit balance.

The revised IFRS 3 shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first financial year beginning on or after July 1, 2009. Earlier application is permitted, however, at the earliest at the beginning of a financial year beginning on or after June 30, 2007. The provisions of IAS 27 shall be effective for financial years beginning on or after July 1, 2009. Earlier application is permitted. However, the earlier application of one of these two standards requires that the other standard is also applied at the same earlier time. Deutsche Telekom will apply the amendments to IFRS 3 and IAS 27 for business combinations and transactions with subsidiaries after January 1, 2010 for the first time.

In July 2008, the IASB issued an amendment to **IAS 39 "Financial Instruments: Recognition and Measurement."** The European Union endorsed the amendment to IAS 39 in September 2009. The amendment on eligible hedged items specifies that an entity may designate an option as a hedge of changes in the cash flows or fair value of a hedged item above or below a specified price or other variable. The amendment to IAS 39 is effective for financial years beginning on or after July 1, 2009. The provisions are to be applied retrospectively. The amendment to the standard is not expected to have a material impact on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

In November 2008, the IASB issued the revised **IFRS 1 "First-time Adoption of International Financial Reporting Standards."** The revised standard was endorsed by the European Union in November 2009 and is effective for financial years beginning on or after July 1, 2009. In addition, IFRS 1 was amended in July 2009 to add two additional exemptions for first-time adopters. These exemptions have not yet been endorsed by the European Union and are effective for financial years beginning on or after January 1, 2010. In January 2010, IFRS 1 was extended once again by some minor supplements, which have not yet been endorsed by the European Union and are mandatory from July 1, 2010. None of the amendments to IFRS 1 are relevant for Deutsche Telekom's financial reporting.

In November 2008, the IFRIC issued **IFRIC 17 "Distribution of Non-Cash Assets to Owners."** The European Union endorsed IFRIC 17 in November 2009. The interpretation provides guidance on the recognition and measurement of liabilities arising from dividends paid in the form of assets other than cash (e.g., property, plant and equipment) and clarifies how any difference between the carrying amount of the assets distributed and the fair value of the dividend paid should be accounted for. IFRIC 17 is effective for financial years beginning on or after July 1, 2009. The adoption of IFRIC 17 is not expected to have a material impact on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

In April 2009, the IASB issued **"Improvements to IFRSs"** – a collection of necessary, but non-urgent, amendments to existing IFRSs. This is the second pronouncement published as part of the Annual Improvements Project and contains amendments to twelve existing standards and interpretations. The European Union has not yet endorsed the amendments. Unless otherwise specified in the respective standard, the amendments are effective for financial years beginning on or after January 1, 2010. The amendments are not expected to have a material impact on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

In June 2009, the IASB issued amendments to **IFRS 2 "Share-based Payment."** The European Union has not yet endorsed the amendments. These amendments clarify the accounting for group-settled share-based payment transactions. In these arrangements, the subsidiary receives goods or services from employees or suppliers, but its parent or another entity in the group must pay those suppliers. An entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash. The IASB additionally clarified that in IFRS 2 a "group" has the same meaning as in IAS 27 "Consolidated and Separate Financial Statements." The amendments to IFRS 2 also incorporate guidance previously included in IFRIC 8 "Scope of IFRS 2" and IFRIC 11 "IFRS 2 – Group and Treasury Share Transactions." As a result, the IASB has withdrawn IFRIC 8 and IFRIC 11. The amendments to IFRS 2 are effective retrospectively for financial years beginning on or after January 1, 2010. The amendments are not expected to have a material impact on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

In October 2009, the IASB issued an amendment to **IAS 32 "Financial Instruments: Presentation."** The European Union endorsed this amendment in December 2009. This amendment clarifies the classification of rights issues as equity or liabilities when the rights are denominated in a currency other than the issuer's functional currency. Previously, such rights issues had been accounted for as derivative liabilities. The amendment requires that if such rights are issued pro rata to an entity's shareholders for a fixed amount of currency, they are to be classified as equity regardless of the currency in which the exercise price is denominated. The amendment is effective for financial years beginning on or after February 1, 2010. The amendment is not expected to have a material impact on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

In November 2009, the IASB issued amendments to **IAS 24 "Related Party Disclosures."** Previously, entities that are controlled or significantly influenced by a government had been required to disclose information about all transactions with entities that are controlled or significantly influenced by the same state. The revised standard still requires disclosures that are important to users of financial statements. However, in the future, information that is costly to produce or that is of little value for users of financial statements will be exempt from this requirement. Only information on transactions that are individually or collectively significant is still to be disclosed. In addition, the definition of a related party was simplified and a number of inconsistencies were eliminated. The European Union has not yet endorsed the amendments. The revised standard is effective retrospectively for financial years beginning on or after January 1, 2011. The amendments are not expected to have a material impact on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

In November 2009, the IASB issued **IFRS 9 "Financial Instruments."** The European Union has not yet endorsed the amendments. The standard is the result of the first of three phases of the project to replace IAS 39 "Financial Instruments: Recognition and Measurement" with IFRS 9. IFRS 9 governs the classification and measurement of financial assets. The other phases of the project, in which the classification and measurement of financial liabilities, the impairment of financial instruments, and hedge accounting will be revised, as well as a further project on the derecognition of financial instruments, have not yet been finalized. The IASB is aiming to replace IAS 39 in its entirety by the end of 2010. IFRS 9 requires financial assets to be assigned to one of the following two measurement categories: "at amortized cost" or "at fair value." IFRS 9 also grants a fair value option which allows financial assets that would normally be assigned to the "at amortized cost" category to be designated as "at fair value" if the fair value designation would eliminate or significantly reduce measurement or recognition inconsistency. It is mandatory to assign equity instruments to the "at fair value" category. If, however, the equity instrument is not held for trading, the standard allows an irrevocable option to be made at initial recognition to designate it as "at fair value" through other comprehensive income. Dividend income resulting from the equity instrument is recognized in profit or loss. IFRS 9 is effective for financial years beginning on or after January 1, 2013. The provisions are to be applied retrospectively. Deutsche Telekom is currently analyzing the resulting effects on the presentation of results of operations, financial position or cash flows.

In November 2009, the IASB issued an amendment to its requirements on accounting for pension plans. The European Union has not yet endorsed this amendment. The amendment is to **IFRIC 14 "Prepayments of a Minimum Funding Requirement,"** which is an interpretation of IAS 19 "Employee Benefits." The amendment applies in limited circumstances when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover these requirements. The amendment permits such an entity to treat the benefit of such an early payment as an asset. The amendment has an effective date for mandatory adoption of January 1, 2011. Retrospective adoption is required. Deutsche Telekom is currently analyzing the resulting effects on the presentation of results of operations, financial position or cash flows.

In November 2009, the IASB issued the interpretation **IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments."** The European Union has not yet endorsed IFRIC 19. The interpretation provides guidance on how to interpret IFRS when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept equity instruments to settle the financial liabilities fully or partially. IFRIC 19 clarifies that the entity's equity instruments issued to a creditor are part of the consideration paid to extinguish the financial liability fully or partially. In addition, these equity instruments are measured at their fair value. If their fair value cannot be reliably measured, the equity instruments shall be measured to reflect the fair value of the financial liability extinguished. Any difference between the carrying amount of the financial liability and the initial measurement amount of the equity instruments issued is included in the entity's profit or loss for the period. The interpretation is effective for financial years beginning on or after July 1, 2010. The adoption of IFRIC 19 is not expected to have a material impact on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

Change in accounting policies.

Deutsche Telekom changed the structure of its operating segments in the 2009 financial year. In addition, the following changes in accounting policies primarily resulted from the adoption of pronouncements or amendments to pronouncements that were applicable for the first time.

Changes to the structure of the operating segments.

- Since July 1, 2009, Deutsche Telekom's organizational structure has reflected the realigned management structure approved by the Supervisory Board on April 29, 2009. The new structure increases regional market responsibility in the combined fixed-network and mobile communications business. The realignment also resulted in a change to the structure of the operating segments from July 1, 2009. Since July 1, 2009, Deutsche Telekom has reported on the five operating segments Germany, United States, Europe, Southern and Eastern Europe, and Systems Solutions, as well as on Group Headquarters & Shared Services.
- To implement its "Focus, fix and grow" strategy, Deutsche Telekom transferred around 160,000 business customers from T-Systems to the former Broadband/Fixed Network operating segment (since July 1, 2009: Germany operating segment) under the umbrella of T-Home and Sales & Service with effect from January 1, 2009. At the same time, the Business Customers operating segment was renamed Systems Solutions.

Changes in accounting policies.

In September 2007, the IASB issued an amendment to **IAS 1 "Presentation of Financial Statements."** The amendments to IAS 1 were endorsed by the European Union in December 2008 and are effective for financial years beginning on or after January 1, 2009. In accordance with the requirements of IAS 1, Deutsche Telekom has retrospectively adjusted the presentation of its results of operations, financial position and cash flows as follows:

- All changes in shareholders' equity resulting from transactions with owners are presented separately from those changes in shareholders' equity not resulting from transactions with owners (non-owner changes).
- Income and expenses are presented separately from transactions with owners in two components of the financial statements (consolidated income statement and consolidated statement of comprehensive income).
- The components of "Other comprehensive income" are presented in the consolidated statement of comprehensive income.
- "Total other comprehensive income" is presented in the consolidated statement of changes in equity.

IAS 1 also requires the relevant amount of income tax per component of "Other comprehensive income" to be stated and the amounts reclassified as "Other comprehensive income" to be presented.

Deutsche Telekom adopted the amendments to IAS 1 in the 2009 financial year and changed the presentation of its financial statements accordingly.

As a result of the first **Annual Improvements Project,** the IASB issued a collective standard with amendments to various IFRSs in May 2008. It relates to a large number of smaller amendments to existing standards whose implementation was regarded as necessary, but non-urgent. The European Union endorsed this standard in January 2009. In the collective standard, the IASB clarified that derivative financial instruments classified as held for trading are not always required to be presented in the statement of financial position as current assets or liabilities. Since January 1, 2009, Deutsche Telekom has therefore reported its held-for-trading derivative financial instruments as either current or non-current depending on the maturity of the particular contract. The figures for the comparative reporting dates have been adjusted accordingly.

The retrospective amendment of the disclosure of derivative financial instruments classified as held for trading had the following effects on the presentation of the consolidated statements of financial position as of December 31, 2008 and 2007:

The amendment does not affect any other items in the statement of financial position. Prior-year figures included in all disclosures relating to items presented here were adjusted accordingly.

The other amendments to IFRSs resulting from the collective standard did not have a material impact on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

Deutsche Telekom adjusted the **presentation of its statement of cash flows** in 2009. Net payments from entering into or canceling interest rate swaps are disclosed as cash generated from operations under "Net cash from operating activities" and no longer under "Net cash used in/from investing activities." Deutsche Telekom believes that this change better reflects the economic nature of the transaction.

In March 2007, the IASB issued an amendment to **IAS 23 "Borrowing Costs."** The European Union endorsed IAS 23 in December 2008. The amendment to the standard mainly relates to the elimination of the option of recognizing borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as an expense. In accordance with Deutsche Telekom's accounting principles, qualifying assets

millions of €	Dec. 31, 2008			Dec. 31, 2007		
	Before amendment	Amendment	After amendment	Before amendment	Amendment	After amendment
Assets						
Current assets						
Other financial assets	2,169	(477)	1,692	2,019	(100)	1,919
Non-current assets						
Other financial assets	1,386	477	1,863	599	100	699
Liabilities						
Current liabilities						
Financial liabilities	10,208	(624)	9,584	9,075	(711)	8,364
Non-current liabilities						
Financial liabilities	36,386	624	37,010	33,831	711	34,542

are construction projects or other assets for which a period of at least twelve months is necessary in order to get them ready for their intended use or sale. Borrowing costs relating to assets measured at fair value and to inventories that are manufactured or produced in large quantities on a repetitive basis must not be capitalized, even if they take a substantial period of time to get ready for use or sale. For further details, please refer to Note 21.

On March 5, 2009, the IASB issued amendments to **IFRS 7 "Financial Instruments: Disclosures."** The amendments are entitled "Improving Disclosures about Financial Instruments – Amendments to IFRS 7" and also contain minor changes to IFRS 4 "Insurance Contracts." The European Union endorsed these amendments in November 2009. The amendments to IFRS 7 relate to disclosures about fair value measurements and disclosures about liquidity risk. The disclosures about fair value measurements specify that a table must be provided for each class of financial instruments on the basis of a three-level fair value hierarchy. The scope of the disclosure requirements is also expanded. A distinction is made between three measurement categories:

- Level 1: At the top level of the fair value hierarchy, fair values are determined based on quoted prices because the best objective evidence of the fair value of a financial asset or financial liability is quoted prices in an active market.

- Level 2: If the market for a financial instrument is not active, an entity can establish fair value by using a valuation technique. Valuation techniques include using recent arm's length market transactions between knowledgeable, willing parties, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs, and relies as little as possible on entity-specific inputs.

- Level 3: The valuation techniques used at this level are not based on observable market data.

Disclosures about liquidity risk are also clarified and expanded. For example, the maturity analysis must be divided into disclosures about derivative and non-derivative financial liabilities. The amendments shall be applied for financial years beginning on or after January 1, 2009. For further details, please refer to Note 21.

Accounting policies.

Intangible assets (excluding goodwill) with finite useful lives, including UMTS licenses, are measured at cost and amortized on a straight-line basis over their useful lives. Such assets are impaired if their recoverable amount, which is measured at the higher of fair value less costs to sell and value in use, is lower than the carrying amount. Indefinite-lived intangible assets (mobile communications licenses granted by the Federal Communications Commission in the United States (FCC licenses)) are carried at cost. While FCC licenses are issued for a fixed time, renewals of FCC licenses have occurred routinely and at nominal costs. Moreover, Deutsche Telekom has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of the FCC licenses, and therefore treats the FCC licenses as an indefinite-lived intangible asset. They are not amortized, but tested for impairment annually or whenever there are indications of impairment and, if necessary, written down to the recoverable amount. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply and the asset is recognized at a value that would have been applied if no impairment losses had been recognized in prior periods.

The useful lives and the amortization method of the assets are reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates in accordance with IAS 8.

Amortization of mobile communications licenses begins as soon as the related network is ready for use. The useful lives of mobile communications licenses are determined based on several factors, including the term of the licenses granted by the respective regulatory body in each country, the availability and expected cost of renewing the licenses, as well as the development of future technologies. The remaining useful lives of the Company's mobile communications licenses are as follows:

Mobile communications licenses:	Years
FCC licenses	Indefinite
UMTS licenses	5 to 15
GSM licenses	1 to 15

Development expenditures are capitalized if they meet the criteria for recognition as assets and are amortized over their useful lives. **Research expenditures** are not capitalized and are expensed as incurred.

Goodwill is not amortized, but is tested for impairment based on the recoverable amount of the cash-generating unit to which the goodwill is allocated (impairment-only approach). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment test must be performed annually, as well as whenever there are indications that the carrying amount of the cash-generating unit is impaired. If the carrying amount of the cash-generating unit to which goodwill is allocated exceeds its recoverable amount, goodwill allocated to this cash-generating unit must be reduced in the amount of the difference. Impairment losses for goodwill may not be reversed. If the impairment loss recognized for the cash-generating unit exceeds the carrying amount of the allocated goodwill, the additional amount of the impairment loss is recognized through the pro-rata reduction of the carrying amounts of the assets allocated to the cash-generating unit. Deutsche Telekom determines the recoverable amount of a cash-generating unit based on its fair value less costs to sell, unless a higher value in use can be determined. The fair value less costs to sell is generally determined based on discounted cash flow calculations. These discounted cash flow calculations use projections that are based on financial budgets approved by management covering a ten-year period and are also used for internal purposes. The planning horizon reflects the assumptions for short- to mid-term market developments. Cash flows beyond the ten-year period are extrapolated using appropriate growth rates. Key assumptions on which management has based its determination of fair value less costs to sell include the development of revenue, customer acquisition and retention costs, churn rates, capital expenditure, market share, growth rates and discount rates. Cash flow calculations are supported by external sources of information.

Property, plant and equipment is carried at cost less straight-line depreciation, and impairment losses, if applicable. The depreciation period is based on the expected useful life. Items of property, plant and equipment are depreciated pro rata in the year of acquisition. The residual values, useful lives and the depreciation method of the assets are reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates in accordance with IAS 8. In addition to directly attributable costs, the costs of internally developed assets include proportionate indirect material and labor costs, as well as administrative expenses relating to production or the provision of services. In addition to the purchase price and costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, costs also include the estimated costs for dismantling and removing the asset, and restoring the site on which it is located. If an item of property, plant and equipment consists of several components with different estimated useful lives, the individual significant components are depreciated over their individual useful lives. Maintenance and repair costs are expensed as incurred. Investment grants received reduce the cost of the assets for which the grants were made.

On disposal of an item of property, plant and equipment or when no future economic benefits are expected from its use or disposal, the carrying amount of the item is derecognized. The gain or loss arising from the disposal of an item of property, plant and equipment is the difference between the net disposal proceeds, if any, and the carrying amount of the item and is recognized as other operating income or other operating expenses when the item is derecognized. The useful lives of material asset categories are presented in the following table:

	Years
Buildings	25 to 50
Telephone facilities and terminal equipment	3 to 10
Data communications equipment, telephone network and ISDN switching equipment, transmission equipment, radio transmission equipment and technical equipment for broadband distribution networks	2 to 12
Broadband distribution networks, outside plant networks and cable conduit lines	8 to 35
Other equipment, operating and office equipment	2 to 23

Leasehold improvements are depreciated over the shorter of their useful lives or lease terms.

Impairment of intangible assets and items of property, plant and equipment is identified by comparing the carrying amount with the recoverable amount. If no future cash flows generated independently of other assets can be allocated to the individual assets, recoverability is tested on the basis of the cash-generating unit to which the assets can be allocated. At each reporting date, Deutsche Telekom assesses whether there is any indication that an asset may be impaired. If any such indication exists, the recoverable amount of the asset or cash-generating unit must be determined. In addition, annual impairment tests are carried out for intangible assets with indefinite useful lives (FCC licenses). The recoverable amount of a cash-generating unit is the higher of the cash-generating unit's fair value less costs to sell and its value in use. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply and the asset is recognized at a value that would have been applied if no impairment losses had been recognized in prior periods.

The recoverable amount of the cash-generating units is generally determined using discounted cash flow calculations. Cash flows are projected over the estimated useful life of the asset or cash-generating unit. The discount rate used reflects the risk specific to the asset or cash-generating unit. The cash flows used reflect management assumptions and are supported by external sources of information.

Beneficial ownership of **leased assets** is attributed to the contracting party in the lease to which the substantial risks and rewards incidental to ownership of the asset are transferred. If substantially all risks and rewards are attributable to the lessor (operating lease), the leased asset is recognized in the statement of financial position by the lessor. Measurement of the leased asset is then based on the accounting policies applicable to that asset. The lease payments are recognized in profit or loss. The lessee in an operating lease recognizes the lease payments made during the term of the lease in profit or loss.

If substantially all risks and rewards incidental to ownership of the leased asset are attributable to the lessee (finance lease), the lessee must recognize the leased asset in the statement of financial position. At the commencement of the lease term, the leased asset is measured at the lower of fair value or present value of the future minimum lease payments and is depreciated over the shorter of the estimated useful life or the lease term. Depreciation is recognized as expense. The lessee recognizes a lease liability equal to the carrying amount of the leased asset at the commencement of the lease term. In subsequent periods, the lease liability is reduced using the effective interest method and the carrying amount is adjusted accordingly. The lessor in a finance lease recognizes a receivable in the amount of the net investment in the lease. Lease income is classified into repayments of the lease receivable and finance income. The lease receivable is reduced using the effective interest method and the carrying amount is adjusted accordingly.

If a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term.

Investment property consists of all property held to earn rentals or for capital appreciation and not used in production or for administrative purposes. Investment property is measured at cost less any accumulated depreciation and impairment losses.

Non-current assets and disposal groups held for sale are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets are measured at the lower of the carrying amount and fair value less costs to sell and are classified as non-current assets and disposal groups held for sale. Such assets are no longer depreciated. As a rule, impairment of such assets is only recognized if fair value less costs to sell is lower than the carrying amount. If fair value less costs to sell subsequently increases, the impairment loss previously recognized must be reversed. The reversal of impairment losses is limited to the impairment losses previously recognized for the assets concerned. If the requirements for the classification of assets as held for sale are no longer met, the assets may no longer be shown as held for sale. The assets are to be measured at the lower of the carrying amount that would have applied if the asset had not been classified as held for sale, and the recoverable amount at the date at which the requirements for the classification as held for sale are no longer met.

Inventories are carried at the lower of net realizable value or cost. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost is measured using the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Deutsche Telekom sells handsets separately and in connection with service contracts. As part of the strategy to acquire new customers, it sometimes sells handsets, in connection with a service contract, at below its acquisition cost. As the handset subsidy is part of the Company's strategy for acquiring new customers, the loss on the sale of handsets is recognized at the time of the sale and, as a rule, shown under cost of sales.

Pension obligations and other employee benefits.

The Group arranges **defined benefit pension plans** in different countries on the basis of the pensionable compensation of its employees and their length of service. Some of these pension plans are financed through external pension funds.

Provisions for pensions are measured using the projected unit credit method for defined benefit plans, taking into account not only the pension obligations and vested pension rights known at the reporting date, but also expected future salary and benefit increases. The interest rate used to determine the present value of the obligations was set on the basis of the yield on high-quality corporate bonds in the respective currency area. In countries without a deep market for such bonds, estimates based on the yield on government bonds were used instead. Actuarial gains and losses arising from adjustments and changes in actuarial assumptions are recognized in the period in which they occur outside profit or loss within equity (retained earnings). The return on plan assets is classified in interest income. Service costs are classified as operating expenses. Past service costs are recognized immediately to the extent that the benefits are vested; otherwise, they are recognized on a straight-line basis over the average remaining vesting period.

The majority of the Group's defined benefit plans are pension plans in Germany. Other significant pension plans are offered in Switzerland, Greece, and a number of other European Union countries.

In addition to the Group's pension obligations for non-civil servants in Germany based on direct and indirect pension commitments, there are further obligations under Article 131 of the Basic Law (Grundgesetz – GG). Since 1996, the pension commitments in Germany have been based on direct pension commitments in the form of credits to capital accounts held by employees. Within the scope of the realignment of the company pension plan in 1997, existing commitments were transferred to these capital accounts in accordance with an agreement for the protection of vested benefits. The benefit obligations due to retirees and employees approaching retirement remained unchanged.

Individual Group entities grant **defined contribution plans** to their employees. Under defined contribution plans, the employer does not assume any other obligations above and beyond the payment of contributions to an external fund. The amount of the future pension payments will exclusively depend on the contribution made by the employer (and their employees, if applicable) to the external fund, including income from the investment of such contributions. The amounts payable are expensed when the obligation to pay the amounts is established, and classified as expenses.

Civil-servant retirement arrangements at Deutsche Telekom. In accordance with the provisions of the German Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz), the Federal Pension Service for Post and Telecommunications (Bundes-Pensions-Service für Post und Telekommunikation e.V. – BPS-PT) for current and former employees with civil servant status makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil-servant status. The level of Deutsche Telekom's payment obligations to its special pension fund is defined under § 16 of the German Act on the Legal Provisions for the Former Deutsche Bundespost Staff (Postpersonalrechtsgesetz – PostPersRG). Since 2000, Deutsche Telekom AG has been legally obliged to make an annual contribution to the special pension fund amounting to 33 percent of the pensionable gross emoluments of active civil servants and the notional pensionable gross emoluments of civil servants on leave of absence.

Part-time working arrangements for employees approaching retirement are largely based on the block model of the partial retirement arrangement (Altersteilzeit). Two types of obligations, both measured at their present value in accordance with actuarial principles, arise and are accounted for separately. The first type of obligation relates to the cumulative outstanding settlement amount, which is recorded on a pro-rata basis during the active/working phase. The cumulative outstanding settlement amount is based on the difference between the employee's remuneration before entering partial retirement (including the employer's social security contributions) and the remuneration for the part-time service (including the employer's social security contributions, but excluding top-up payments). The second type of obligation relates to the employer's obligation to make top-up payments plus an additional contribution to the statutory pension scheme and is recognized in full when the obligation arises.

Provisions for voluntary redundancy and severance payments and in connection with early retirement arrangements for civil servants are recognized when Deutsche Telekom is demonstrably committed to granting those benefits. This is the case when Deutsche Telekom has a detailed formal plan for the termination of the employment relationship and is without realistic possibility of withdrawal. The termination benefits are measured based on the number of employees expected to be affected by the measures. Where termination benefits fall due more than twelve months after the reporting date, the expected amount to be paid is discounted to the reporting date.

Other provisions are recognized where Deutsche Telekom has legal or constructive obligations to third parties on the basis of past transactions or events that will probably require an outflow of resources to settle, and this outflow can be reliably measured. These provisions are carried at their expected settlement amount, taking into account all identifiable risks, and may not be offset against reimbursements. The settlement amount is calculated on the basis of a best estimate. Provisions are discounted when the effect of the time value of money is material. Changes in estimates of the amount and timing of payments or changes in the discount rate applied in measuring provisions for decommissioning, restoration, and similar obligations are recognized in accordance with the change in the carrying amount of the related asset. Where the decrease in the amount of a provision exceeds the carrying amount of the related asset, the excess is recognized immediately in profit or loss. Provisions are recognized for external legal fees related to litigation risks.

Contingencies (contingent liabilities and assets) are potential liabilities or assets arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not entirely within the control of Deutsche Telekom. Contingent liabilities can also be present obligations that arise from past events for which an outflow of resources embodying economic benefits is not probable or for which the amount of the obligation cannot be measured reliably. Contingent liabilities are only recognized at their fair value if they were assumed in the course of a business combination. Contingent liabilities not assumed in the course of a business combination are not recognized. Contingent assets are not recognized. However, when the realization of income is virtually certain, then the related asset is no longer a contingent asset, but it is recognized as an asset. Information on contingent liabilities is disclosed in the notes to the consolidated financial statements, unless the possibility of an outflow of resources embodying economic benefits is remote. The same applies to contingent assets where an inflow of economic benefits is probable.

A **financial instrument** is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets include, in particular, cash and cash equivalents, trade receivables and other originated loans and receivables, held-to-maturity investments, and derivative and non-derivative financial assets held for trading. Financial liabilities generally substantiate claims for repayment in cash or another financial asset. In particular, this includes bonds and other securitized liabilities, trade payables, liabilities to banks, finance lease payables, liabilities to non-banks from promissory notes, and derivative financial liabilities. Financial instruments are recognized as soon as Deutsche Telekom becomes a party to the contractual regulations of the financial instrument. However, in the case of regular way purchase or sale (purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the marketplace concerned), the settlement date is relevant for the initial recognition and derecognition. This is the day on which the asset is delivered to or by Deutsche Telekom. In general, financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the entity currently has a right to set off the recognized amounts and intends to settle on a net basis. To the extent that contracts to buy or sell non-financial assets fall within the scope of IAS 39, they are accounted for in accordance with this standard.

Financial assets are measured at fair value on initial recognition. For all financial assets not subsequently remeasured at fair value through profit or loss, the transaction costs directly attributable to the acquisition are taken into account. The fair values recognized in the statement of financial position are generally based on the market prices of the financial assets. If these are not available, they must be calculated using standard valuation models on the basis of current market parameters. For this calculation, the cash flows already fixed or determined by way of forward rates using the current yield curve are discounted at the measurement date using the discount factors calculated from the yield curve applicable at the reporting date. Middle rates are used.

Cash and cash equivalents, which include cash accounts and short-term cash deposits at banks, have maturities of up to three months when initially recognized and are measured at amortized cost.

Trade and other current receivables are measured at the amount the item is initially recognized less any impairment losses using the effective interest method, if applicable. Impairments, which take the form of allowances, make adequate provision for the expected credit risk; concrete cases of default lead to the derecognition of the respective receivables. For allowances, financial assets that may need to be written down are grouped together on the basis of similar credit risk characteristics, tested collectively for impairment and written down, if necessary. When the expected future cash flows of the portfolio are being calculated as required for this, previous cases of default are taken into consideration in addition to the cash flows envisaged in the contract. The cash flows are discounted on the basis of the weighted average of the original effective interest rates of the financial assets contained in the relevant portfolio.

Impairment losses on trade accounts receivable are recognized in some cases using allowance accounts. The decision to account for credit risks using an allowance account or by directly reducing the receivable will depend on the reliability of the risk assessment. As there is a variety of operating segments and regional circumstances, this decision is the responsibility of the respective portfolio managers.

Other non-current receivables are measured at amortized cost using the effective interest method.

Financial assets held for trading are measured at fair value. These mainly include derivatives that are not part of an effective hedging relationship as set out in IAS 39 and therefore shall be classified as held for trading. Any gains or losses arising from subsequent measurement are recognized in the income statement.

Certain types of investment are intended and expected to be **held to maturity** with reasonable economic certainty. These financial assets are measured at amortized cost using the effective interest method.

Other non-derivative financial assets are classified as **available for sale** and generally measured at fair value. The gains and losses arising from fair value measurement are recognized directly in equity, unless the impairment is permanent or significant, or the changes in the fair value of debt instruments resulting from currency fluctuations are recognized in profit or loss. The cumulative gains and losses arising from fair value measurement are only recognized in profit or loss on disposal of the related financial assets. If the fair value of unquoted equity instruments cannot be measured with sufficient reliability, these instruments are measured at cost (less any impairment losses, if applicable).

Deutsche Telekom has not yet made use of the option of designating financial assets upon initial recognition as **financial assets at fair value through profit or loss.**

The carrying amounts of the financial assets that are not measured at fair value through profit or loss are tested at each reporting date to determine whether there is objective, material evidence of **impairment** (e.g., a debtor is facing serious financial difficulties, it is highly probable that insolvency proceedings will be initiated against the debtor, an active market for the financial asset disappears, there is a substantial change in the technological, economic or legal environment and the market environment of the issuer, or there is a continuous decline in the fair value of the financial asset to a level below amortized cost). Any impairment losses caused by the fair value being lower than the carrying amount are recognized in profit or loss. Where impairments of the fair values of available-for-sale financial assets were recognized directly in equity in the past, these must now be reclassified from equity in the amount of the impairment determined and reclassified to the income statement. If, in a subsequent period, the fair value of the financial asset increases and this increase can be related objectively to events occurring after the impairment was recognized, the impairment loss is reversed in the appropriate amount. In the case of debt instruments, these reversed impairment losses are recognized in profit or loss. Impairment losses on unquoted equity instruments that are classified as available for sale and carried at cost may not be reversed. Both the fair value of held-to-maturity securities to be determined by testing for impairment and the fair value of the loans and receivables measured at amortized cost, which are required for impairment testing, correspond to the present value of the estimated future cash flows, discounted using the original effective interest rate. The fair value of unquoted equity instruments measured at cost is calculated as the present value of the expected future cash flows, discounted using the current interest rate that corresponds to the investment's special risk position.

Financial liabilities are measured at fair value on initial recognition. For all financial liabilities not subsequently measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition are also recognized.

Trade payables and other non-derivative financial liabilities are generally measured at amortized cost using the effective interest method.

The Group has not yet made use of the option to designate financial liabilities upon initial recognition as **financial liabilities at fair value through profit or loss.**

Derivatives that are not part of an effective hedging relationship as set out in IAS 39 must be classified as held for trading and measured at fair value through profit or loss. If the fair values are negative, the derivatives are recognized as financial liabilities.

Deutsche Telekom uses **derivatives** to hedge the interest rate and currency risks resulting from its operating, financing, and investing activities.

The Company does not hold or issue derivatives for speculative trading purposes.

Derivatives are carried at their fair value upon initial recognition. The fair values are also relevant for subsequent measurement. The fair value of traded derivatives is equal to their market value, which can be positive or negative. If there is no market value available, the fair value is determined using standard financial valuation models.

The fair value of derivatives is the value that Deutsche Telekom would receive or have to pay if the financial instrument were discontinued at the reporting date. This is calculated on the basis of the contracting parties' relevant exchange rates and interest rates at the reporting date. Calculations are made using middle rates. In the case of interest-bearing derivatives, a distinction is made between the "clean price" and the "dirty price." In contrast to the clean price, the dirty price also includes the interest accrued. The fair values carried correspond to the full fair value or the dirty price.

Recording the changes in the fair values – in either the income statement or directly in equity – depends on whether or not the derivative is part of an effective hedging relationship as set out in IAS 39. If **hedge accounting** pursuant to IAS 39 is not employed, the changes in the fair values of the derivatives must be recognized in profit or loss. If, on the other hand, an effective hedging relationship as set out in IAS 39 exists, the hedge will be recognized as such.

Deutsche Telekom applies hedge accounting to hedge items in the statement of financial position and future cash flows, thus reducing income statement volatility. A distinction is made between fair value hedges, cash flow hedges, and hedges of a net investment in a foreign operation depending on the nature of the hedged item.

Fair value hedges are used to hedge the fair values of assets recognized in the statement of financial position, liabilities recognized in the statement of financial position, or firm commitments not yet recognized in the statement of financial position. Any change in the fair value of the derivative designated as the hedging instrument is recognized in profit or loss; the carrying amount of the hedged item is adjusted by the profit or loss to the extent of the hedged risk (basis adjustment). The adjustments to the carrying amount are not amortized until the hedging relationship has been discontinued.

Cash flow hedges are used to hedge against fluctuations in future cash flows from assets and liabilities recognized in the statement of financial position, from firm commitments (in the case of currency risks), or from highly probable forecast transactions. To hedge the currency risk of an unrecognized firm commitment, Deutsche Telekom makes use of the option to recognize this as a cash flow hedge rather than a fair value hedge. If a cash flow hedge is employed, the effective portion of the change in the fair value of the hedging instrument is recognized in equity (hedging reserve) until the gain or loss on the hedged item is realized; the ineffective portion of the hedging instrument is recognized in profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a financial or non-financial asset or liability, the associated cumulative gains and losses that were recognized directly in equity are reclassified into profit or loss in the same periods during which the financial asset acquired or the financial liability assumed affects profit or loss for the period. In doing so, Deutsche Telekom has decided not to make use of the basis adjustment option for hedging forecast transactions when non-financial items in the statement of financial position arise.

If **hedges of a net investment in a foreign operation** are employed, all gains or losses on the effective portion of the hedging instrument, together with any gains or losses on the foreign-currency translation of the hedged investment, are taken directly to equity. Any gains or losses on the ineffective portion are recognized immediately in profit or loss. The cumulative remeasurement gains and losses on the hedging instrument that had previously been recognized directly in equity and the gains and losses on the currency translation of the hedged item are recognized in profit or loss only on disposal of the investment.

IAS 39 sets out strict requirements on the use of hedge accounting. These are fulfilled at Deutsche Telekom by documenting, at the inception of a hedge, both the relationship between the financial instrument used as the hedging instrument and the hedged item, as well as the aim and strategy of the hedge. This involves concretely assigning the hedging instruments to the corresponding assets or liabilities or (firmly agreed/expected) future transactions and also estimating the degree of effectiveness of the hedging instruments employed. The effectiveness of existing hedge accounting is monitored on an ongoing basis; ineffective hedges are discontinued immediately.

Deutsche Telekom also employs hedges that do not satisfy the strict hedge accounting criteria of IAS 39 but which make an effective contribution to hedging the financial risk in accordance with the principles of risk management. Furthermore, Deutsche Telekom does not use hedge accounting in accordance with IAS 39 to hedge the foreign-currency exposure of recognized monetary assets and liabilities, because the gains and losses on the hedged item from currency translation that are recognized in profit or loss in accordance with IAS 21 are shown in the income statement together with the gains and losses on the derivatives used as hedging instruments.

Stock options (equity-settled share-based payment transactions) are measured at fair value on the grant date. The fair value of the obligation is recognized as personnel costs over the vesting period. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Obligations arising from cash-settled share-based payment transactions are recognized as a liability and measured at fair value at the reporting date. The expenses are recognized over the vesting period. For both cash-settled and equity-settled share-based payment transactions, the fair value is determined using internationally accepted valuation techniques, such as the Black-Scholes model or the Monte Carlo model.

Revenues include all revenues from the ordinary business activities of Deutsche Telekom. Revenues are recorded net of value-added tax and other taxes collected from customers that are remitted to governmental authorities. They are recognized in the accounting period in which they are earned in accordance with the realization principle. Customer activation fees are deferred and amortized over the estimated average period of customer retention, unless they are part of a multiple-element arrangement, in which case they are a component of the arrangement consideration to be paid by the customer. Activation costs and costs of acquiring customers are deferred, up to the amount of deferred customer activation fees, and recognized over the average customer retention period.

For **multiple-element arrangements,** revenue recognition for each of the units of accounting (elements) identified must be determined separately. Revenue is recognized on the basis of the fair value of the individual elements. Arrangements involving the delivery of bundled products or services shall be separated into individual elements, each with its own separate revenue contribution. Total arrangement consideration relating to the bundled contract is allocated among the different elements based on their relative fair values (i.e., a ratio of the fair value of each element to the aggregated fair value of the bundled deliverables is generated).

The relative fair value of an individual element and thus the revenue recognized for this unit of accounting, however, is limited by that proportion of the total arrangement consideration to be provided by the customer, the payment of which does not depend on the delivery of additional elements. If the fair value of the delivered elements cannot be determined reliably but the fair value of the undelivered elements can be determined reliably, the total arrangement consideration provided by the customer is allocated by determining the fair value of the delivered elements as the difference between the total arrangement consideration and the fair value of the undelivered elements.

Payments to customers, including payments to dealers and agents (discounts, provisions) are generally recognized as a decrease in revenue. If the consideration provides a benefit in its own right and can be reliably measured, the payments are recognized as expenses.

Revenue from systems integration contracts requiring the delivery of customized products is recognized by reference to the stage of completion, as determined by the ratio of project costs incurred to date to estimated total contract costs, with estimates regularly revised during the life of the contract. A group of contracts, whether with a single customer or with several customers, is treated as a single contract when the group of contracts is negotiated as a single package, the contracts are closely interrelated and the contracts are performed concurrently or in a continuous sequence. When a contract covers a number of assets, the construction of each asset is treated separately when separate proposals have been submitted for each asset, each asset has been negotiated separately and can be accepted or rejected by the customer separately, and the costs and revenues of each asset can be identified. Receivables from these contracts are classified in the item "trade and other receivables" in the statement of financial position. Receivables from these contracts are calculated as the balance of the costs incurred and the profits recognized, less any discounts and recognized losses on the contract; if the balance for a contract is negative, this amount is reported in liabilities. If the total actual and estimated expenses exceed revenues for a particular contract, the loss is immediately recognized.

Revenue recognition at Deutsche Telekom is as follows:

Mobile communications business in the operating segments Germany, United States, Europe, and Southern and Eastern Europe. Revenue generated by the mobile communications business of the operating segments Germany, United States, Europe, and Southern and Eastern Europe includes revenues from the provision of mobile services, customer activation fees, and sales of mobile handsets and accessories. Mobile services revenues include monthly service charges, charges for special features, call charges, and roaming charges billed to T-Mobile customers, as well as other mobile operators. Mobile services revenue is recognized based upon minutes of use or other agreed calling plans less credits and adjustments for discounts. The revenue and related expenses associated with the sale of mobile phones, wireless data devices, and accessories are recognized when the products are delivered and accepted by the customer.

Fixed-network business in the operating segments Germany and Southern and Eastern Europe. The fixed-network business in the operating segments Germany and Southern and Eastern Europe provides narrow and broadband access to the fixed network as well as the Internet. Revenue generated from these types of access for the use of voice and data communications is recognized upon rendering of the service. The services rendered relate either to use by customers (e.g., call minutes), availability over time (e.g., monthly service charges) or other agreed calling plans. Telecommunications equipment is also sold, leased, and serviced. Revenue and expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided there are no unfulfilled company obligations that affect the customer's final acceptance of the arrangement. Revenue from rentals and operating leases is recognized monthly as the entitlement to the fees accrues. Revenues from customer activation fees are deferred over the average customer retention period. Revenues also result from charges for advertising and e-commerce. Advertising revenues are recognized in the period that the advertisements are exhibited. Transaction revenues are recognized upon notification from the customer that qualifying transactions have occurred and collection of the resulting receivable is reasonably assured.

Systems Solutions operating segment. In the Systems Solutions operating segment, revenue is recognized when persuasive evidence of a sales arrangement exists, products are delivered or services are rendered, the sales price or fee is fixed or determinable and collectability is reasonably assured.

Revenue from Computing & Desktop Services is recognized as the services are provided using a proportional performance model. Revenue is recognized ratably over the contractual service period for fixed-price contracts and on an output or consumption basis for all other service contracts. Revenue from service contracts billed on the basis of time and material used is recognized at the contractual hourly rates as labor hours are delivered and direct expenses are incurred.

Revenue from hardware sales or sales-type leases is recognized when the product is shipped to the customer, provided there are no unfulfilled company obligations that affect the customer's final acceptance of the arrangement. Any costs of these obligations are recognized when the corresponding revenue is recognized.

Revenue from rentals and leases is recognized on a straight-line basis over the rental period.

Revenue from systems integration contracts requiring the delivery of customized products is recognized by reference to the stage of completion, as determined by the ratio of project costs incurred to date to estimated total contract costs, with estimates regularly revised during the life of the contract. For contracts including milestones, revenues are recognized only when the services for a given milestone are provided and accepted by the customer, and the billable amounts are not contingent upon providing remaining services.

Telecommunication services include network services and hosting & ASP services. Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of approximately three years. Customer activation fees and related costs are deferred and amortized over the estimated average period of customer retention. Revenues for voice and data services are recognized under such contracts when used by the customer. When an arrangement contains a lease, the lease is accounted for separately in accordance with IFRIC 4 and IAS 17. Revenues from hosting & ASP services are recognized as the services are provided.

Income taxes include current income taxes as well as deferred taxes. Tax liabilities/tax receivables mainly comprise liabilities/receivables relating to domestic and foreign income taxes. They include liabilities/receivables for the current period as well as for prior periods. The liabilities/receivables are measured based on the applicable tax law in the countries Deutsche Telekom operates in and include all facts the Company is aware of.

Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts in the consolidated statement of financial position and the tax base, as well as for tax loss carryforwards. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax is provided on temporary differences arising on the investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is not recognized if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit or loss (before income taxes) under IFRS nor taxable profit or loss. Currently enacted tax laws and tax laws that have been substantively enacted as of the reporting date are used as the basis for measuring deferred taxes.

Judgments and estimates.

The presentation of the results of operations, financial position or cash flows in the consolidated financial statements is dependent upon and sensitive to the accounting policies, assumptions and estimates. The actual amounts may differ from those estimates. The following critical accounting estimates and related assumptions and uncertainties inherent in accounting policies applied are essential to understand the underlying financial reporting risks and the effects that these accounting estimates, assumptions and uncertainties may have on the consolidated financial statements.

Measurement of **property, plant and equipment, and intangible assets** involves the use of estimates for determining the fair value at the acquisition date, provided they were acquired in a business combination. Furthermore, the expected useful lives of these assets must be estimated. The determination of the fair values of assets and liabilities, as well as of the useful lives of the assets is based on management's judgment.

The **determination of impairments of property, plant and equipment, and intangible assets** involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The recoverable amount and the fair values are typically determined using the discounted cash flow method which incorporates reasonable market participant assumptions. The identification of impairment indicators, as well as the estimation of future cash flows and the determination of fair values for assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. Specifically, the estimation of cash flows underlying the fair values from the mobile business considers the continued investment in network infrastructure required to generate future revenue growth through the offering of new data products and services, for which only limited historical information on customer demand is available. If the demand for these products and services does not materialize as expected, this would result in less revenue, less cash flow and potential impairment to write down these investments to their fair values, which could adversely affect future operating results.

The **determination of the recoverable amount of a cash-generating unit** involves the use of estimates by management. Methods used to determine the fair value less costs to sell include discounted cash flow-based methods and methods that use quoted stock market prices as a basis. Key assumptions on which management has based its determination of fair value less costs to sell include revenue, customer acquisition and retention costs, churn rates, capital expenditure and market share. These estimates, including the methodologies used, can have a material impact on the fair value and ultimately the amount of any goodwill impairment.

Other financial assets include equity investments in foreign telecommunications service providers on which the Group does not have a significant influence and that are principally engaged in the mobile, fixed-network, Internet and data communications business, some of which are publicly traded and have highly volatile share prices. As a rule, an investment impairment loss is recorded when an investment's carrying amount exceeds the present value of its estimated future cash flows. The calculation of the present value of estimated future cash flows and the determination of whether an impairment is permanent involve judgment and rely heavily on an assessment by management regarding the future development prospects of the investee. In measuring impairments, quoted market prices are used, if available, or other valuation parameters, based on information available from the investee. To determine whether an impairment is permanent, the Company considers the ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the carrying amount, including an assessment of factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee, the regional geographic economic environment and state of the industry. Future adverse changes in market conditions, particularly a downturn in the telecommunications industry, or poor operating results of investees, could result in losses or an inability to recover the carrying amount of the investments that may not be reflected in an investment's current carrying amount. This could result in impairment losses, which could adversely affect future operating results.

Management maintains an **allowance for doubtful accounts** to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for doubtful accounts, management bases its estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

Income taxes must be estimated for each of the jurisdictions in which the Group operates, involving a specific calculation of the expected actual income tax exposure for each tax object and an assessment of temporary differences resulting from the different treatment of certain items for IFRS consolidated financial and tax reporting purposes. Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the consolidated financial statements. Management judgment is required for the calculation of actual and deferred taxes. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income in the respective tax type and jurisdiction, taking into account any legal restrictions on the length of the loss carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, loss carryforward periods, and tax planning strategies. If actual results differ from these estimates or if these estimates must be adjusted in future periods, results of operations, the financial position, and cash flows may be negatively affected. In the event that the assessment of future utilization of deferred tax assets changes, the recognized deferred tax assets must be reduced in profit or loss or directly in equity, or the impaired deferred tax assets must be recognized in profit or loss or directly in equity, depending on how the deferred tax assets were originally recognized.

Pension obligations for benefits to non-civil servants are generally satisfied by defined benefit plans. Pension benefit costs for non-civil servants are determined in accordance with actuarial valuations, which rely on assumptions including discount rates, life expectancies and, if applicable, expected return on plan assets. The assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of the pension benefit costs may be affected materially.

Deutsche Telekom is obligated, under the German Federal Posts and Telecommunications Agency Reorganization Act (Gesetz zur Reorganisation der Bundesanstalt für Post und Telekommunikation Deutsche Bundespost), to pay for its share of any operating cost shortfalls between the income of the **Civil Service Health Insurance Fund** (Postbeamtenkrankenkasse) and benefits paid. The Civil Service Health Insurance Fund provides services mainly in cases of illness, birth, or death for its members, who are civil servants employed by or retired from Deutsche Telekom AG, Deutsche Post AG and Deutsche Postbank AG, and their relatives. When Postreform II came into effect, participation in the Civil Service Health Insurance Fund was closed to new members. The insurance premiums collected by the Civil Service Health Insurance Fund may not exceed the insurance premiums imposed by alternative private health insurance enterprises for comparable insurance benefits, and, therefore, do not reflect the changing age distribution of the participants in the fund. Deutsche Telekom recognizes provisions in the amount of the actuarially determined present value of Deutsche Telekom's share in the fund's future deficit, using a discount rate and making assumptions about life expectancies and projections for contributions and future increases in general health care costs in Germany. Since the calculation of these provisions involves long-term projections over periods of more than 50 years, the present value of the liability may be highly sensitive even to small variations in the underlying assumptions.

Deutsche Telekom exercises considerable judgment in measuring and recognizing **provisions** and the exposure to **contingent liabilities** related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities. Judgment is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the final settlement. Provisions are recorded for liabilities when losses are expected from executory contracts, a loss is considered probable and can be reasonably estimated. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. In addition, significant estimates are involved in the determination of provisions related to taxes, environmental liabilities and litigation risks. These estimates are subject to change as new information becomes available, primarily with the support of internal specialists, if available, or with the support of outside consultants, such as actuaries or legal counsel. Revisions to the estimates of these losses from executory contracts may significantly affect future operating results.

Revenue recognition.

Customer activation fees. The operating segments Germany, United States, Europe, and Southern and Eastern Europe receive installation and activation fees from new customers. These fees (and related directly attributable costs) are deferred and amortized over the expected duration of the customer relationship. The estimation of the expected average duration of the relationship is based on historical customer turnover. If management's estimates are revised, material differences may result in the amount and timing of revenue for any period.

Service contracts. The Systems Solutions operating segment conducts a portion of its business under long-term contracts with customers. Under these contracts, revenue is recognized as performance progresses. Contract progress is estimated. Depending on the methodology used to determine contract progress, these estimates may include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. All estimates involved in such long-term contracts are subject to regular reviews and adjusted as necessary.

Multiple-element arrangements. The fair values of individual units of accounting of bundled products or services are complex to determine, because some of the elements are price-sensitive and, thus, volatile in a competitive marketplace. Revisions to the estimates of these relative fair values may significantly affect the allocation of total arrangement consideration among the different units of accounting, affecting future operating results.

Consolidated group.

All subsidiaries, joint ventures and associates are included in the consolidated financial statements. Subsidiaries are companies that are directly or indirectly controlled by Deutsche Telekom and are fully consolidated. The existence and effect of potential voting rights that are currently exercisable or convertible, including potential voting rights held by another entity, are considered when assessing whether an entity is controlled. Joint ventures are companies jointly controlled by Deutsche Telekom and other companies. Associates are companies on which Deutsche Telekom has a significant influence, and that are neither subsidiaries nor joint ventures. As with joint ventures, associates are accounted for using the equity method.

The composition of the Deutsche Telekom Group changed as follows in the 2009 financial year:

	Domestic	International	Total
Consolidated subsidiaries			
January 1, 2009	65	164	229
Additions from the acquisition of the OTE group	0	30	30
Other additions	3	12	15
Disposals (including mergers)	(6)	(24)	(30)
December 31, 2009	**62**	**182**	**244**
Associates accounted for using the equity method			
January 1, 2009	5	9	14
Additions	1	0	1
Disposals	(1)	(2)	(3)
December 31, 2009	**5**	**7**	**12**
Joint ventures accounted for using the equity method			
January 1, 2009	2	3	5
Additions	0	0	0
Disposals	0	0	0
December 31, 2009	**2**	**3**	**5**
Total			
January 1, 2009	72	176	248
Additions	4	42	46
Disposals (including mergers)	(7)	(26)	(33)
December 31, 2009	**69**	**192**	**261**

Business combinations.

The significant business combinations in the 2009 financial year are described below.

OTE. On May 16, 2008, Deutsche Telekom acquired just under 20 percent of the shares in Hellenic Telecommunications Organization S.A., Athens, Greece (OTE) from Marfin Investment Group at a price of EUR 2.6 billion. On May 14, 2008, Deutsche Telekom also entered into a shareholders' agreement with the Hellenic Republic providing for an increase in this holding to 25 percent plus one vote – each share is entitled to one vote – and granting Deutsche Telekom the possibility of controlling OTE's financial and operating policies, as defined by IAS 27, following the completion of all necessary steps of the transaction.

To this end, Deutsche Telekom and the Hellenic Republic entered into a share purchase agreement on May 14, 2008 for the acquisition of an additional 3 percent of the shares at a price of EUR 0.4 billion. Under the share purchase agreement, Deutsche Telekom has additionally granted the Hellenic Republic two put options for an additional 5 percent (put option I) and 10 percent (put option II) of the shares. Deutsche Telekom assumed present ownership of the shares of put option I when the share purchase agreement became effective, meaning the agreed purchase price of EUR 0.7 billion was recognized as acquisition costs. The Hellenic Republic exercised put option I on July 31, 2009. Put option II can be exercised at market price plus a premium initially of 20 percent for a period of twelve months from November 10, 2009, after which it can be exercised at market price plus a premium of 15 percent until December 31, 2011. The consummation of the shareholders' agreement and the share purchase agreement was also contingent upon the acquisition of an additional 2 percent of the shares in OTE by Deutsche Telekom from the market, which was executed on July 17, 2008 at a total value of EUR 0.1 billion.

The share purchase agreement became legally valid following full approval given by the responsible national and international supervisory authorities by the beginning of November 2008. Consequently, Deutsche Telekom acquired an additional 3 percent of OTE's shares from the Hellenic Republic on November 5, 2008, thus affecting the legal validity of the shareholders' agreement. As a result of the aforementioned transactions, Deutsche Telekom holds a stake in OTE of 30 percent plus one share. The changes to OTE's Articles of Incorporation necessary for full implementation of the shareholders' agreement were approved at the extraordinary shareholders' meeting of OTE on February 6, 2009. Consequently, Deutsche Telekom has taken control of 50 percent plus two voting shares and therefore the company's financial and operating policies.

Upon implementation of the shareholders' agreement on February 6, 2009, OTE is no longer included using the equity method, but fully consolidated for the first time. As part of the first-time full consolidation of OTE, put option II was recognized as contingent consideration, thus resulting in the recording of a liability and corresponding cost of the acquisition of EUR 0.6 billion. As a result, the interest attributable to Deutsche Telekom amounts to 40 percent plus one vote. The total cost of the acquisition including costs directly attributable to the transaction amounts to EUR 4.4 billion, of which EUR 3.7 billion had an effect on cash flows until December 31, 2009. The following table shows the purchase price as of the date of acquisition:

	Interest %	billions of €
Purchase price for acquired shares	25	3.1
Shares acquired from Marfin Investment Group	20	2.6
Shares acquired from the market	2	0.1
Shares acquired from the Hellenic Republic	3	0.4
Put option I (exercised on July 31, 2009)	5	0.7
Put option II	10	0.7
Dividend received from pre-acquisition profits		(0.1)
Purchase price	40	4.4

The total liability for put option II comprises the covered shares measured at market price as well as a market price premium. The carrying amounts of the liabilities for put option II are adjusted in each period in the event of changes in market price, as well as in the event that it is not exercised. As of the reporting date, liabilities for put option II adjusted for changes in market prices amounted to EUR 0.6 billion; accordingly, goodwill decreased by EUR 0.1 billion compared with the date of acquisition to EUR 2.4 billion.

The business combination with OTE resulted in goodwill of EUR 2.5 billion at the acquisition date. This goodwill arises from synergies expected from the two companies, in particular in procurement as well as due to the integrated market position.

The fair values of OTE's acquired assets, liabilities and contingent liabilities recognized at the acquisition date and their carrying amounts immediately prior to the business combination are presented in the table below. The measurement of the acquired property, plant and equipment was completed in the fourth quarter of 2009 as part of the final purchase price allocation.

millions of €	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
Cash and cash equivalents	1,558	1,558
Non-current assets and disposal groups held for sale	195	158
Other assets	1,716	1,716
Current assets	**3,469**	**3,432**
Intangible assets	5,348	4,734
Of which: goodwill	2,500	3,835
Property, plant and equipment	6,965	5,581
Other assets	823	782
Non-current assets	**13,136**	**11,097**
Assets	**16,605**	**14,529**
Financial liabilities	637	637
Trade and other payables	901	901
Liabilities directly associated with non-current assets and disposal groups held for sale	21	21
Other liabilities	1,430	1,430
Current liabilities	**2,989**	**2,989**
Financial liabilities	5,133	5,411
Other liabilities	1,713	1,018
Non-current liabilities	**6,846**	**6,429**
Liabilities	**9,835**	**9,418**

Following the developments in the economy overall during the fourth quarter of 2008 and the associated increase in the volatility of the discount rates, Deutsche Telekom tested the OTE investment for impairment at the end of 2008. This test resulted in Deutsche Telekom recognizing an impairment loss of EUR 0.5 billion on the carrying amount of OTE. The impairment loss was disclosed as a decrease in the goodwill when OTE was fully consolidated for the first time. A further impairment loss of EUR 0.4 billion was recognized on goodwill in the fourth quarter of 2009. For further details, please refer to Note 5.

The supervisory authorities approved the acquisition of the stake in OTE subject to the requirement to sell Cosmofon, OTE's Macedonian subsidiary. Cosmofon was sold as of May 12, 2009 and is therefore no longer included in the consolidated statement of financial position as of the reporting date.

OTE was fully included in Deutsche Telekom's consolidated financial statements for the first time as of February 6, 2009. Net revenue increased by EUR 5,426 million in the reporting period as a result of the acquisition of OTE. Had the business combination already occurred on January 1, 2009, Deutsche Telekom's net revenue would have been EUR 499 million higher. Deutsche Telekom's profit for the current period includes a loss at OTE of EUR 378 million. Had the business combination already occurred on January 1, 2009, the profit would have been EUR 24 million higher.

Other. Deutsche Telekom's other acquisitions in 2009 do not have a material impact on the presentation of the results of operations and financial position. The other additions to the goodwill of the Group totaled EUR 65 million (in particular Telemobil S.A. (Zapp) and Metrolico).

Pro forma information.

The pro forma information shown in the table on the right presents Deutsche Telekom's financial data, including its principal consolidated subsidiaries acquired in the financial years 2007 through 2009, as if they had been included in the consolidated financial statements from the beginning of each financial year in which they were acquired.

millions of €	2009	2008	2007
Net revenue			
Reported	64,602	61,666	62,516
Pro forma	65,101	61,750	63,060
Net profit			
Reported	353	1,483	571
Pro forma	377	1,477	557
Earnings per share/ADS (€)			
Reported	0.08	0.34	0.13
Pro forma	0.09	0.34	0.13

Principal subsidiaries.

The Group's principal subsidiaries are presented in the following table:

Name and registered office	Deutsche Telekom share % Dec. 31, 2009	Net revenue millions of € 2009	Employees average 2009
T-Mobile USA, Inc., Bellevue, Washington, United States [a, b]	100.00	15,471	38,231
T-Systems International GmbH, Frankfurt/Main	100.00	4,312	15,060
T-Mobile Deutschland GmbH, Bonn	100.00	7,813	5,531
Hellenic Telecommunications Organization S.A. (OTE), Athens, Greece [a]	30.00	5,000	30,339
T-Mobile Holdings Ltd., Hatfield, United Kingdom [a, b]	100.00	3,390	5,660
Magyar Telekom Nyrt., Budapest, Hungary [a, b]	59.30	2,124	9,749
T-Mobile Netherlands Holding B.V., The Hague, Netherlands [a, b]	100.00	1,807	2,285
PTC, Polska Telefonia Cyfrowa Sp.z o.o., Warsaw, Poland [b]	97.00	1,756	5,462
T-Mobile Czech Republic a.s., Prague, Czech Republic [b]	60.77	1,191	2,721
HT-Hrvatske telekomunikacije d.d., Zagreb, Croatia [a]	51.00	1,161	6,222
T-Mobile Austria Holding GmbH, Vienna, Austria [a, b]	100.00	1,038	1,488
Slovak Telekom a.s., Bratislava, Slovakia [a]	51.00	974	5,107

[a] Consolidated subgroup financial statements.
[b] Indirect shareholding of Deutsche Telekom AG.

In accordance with § 313 HGB, the full list of investment holdings, which is included in the notes to the consolidated financial statements, is published in the electronic Federal Gazette (elektronischer Bundesanzeiger) together with the consolidated financial statements. The list is available upon request from Deutsche Telekom AG, Bonn, Investor Relations. Furthermore, the list of investment holdings includes a full list of all subsidiaries that exercise simplification options in accordance with § 264 (3) HGB or disclosure simplification options in accordance with § 264b HGB.

Consolidation methods.

Under IFRS, all business combinations must be accounted for using the purchase method. The acquirer allocates the cost of a business combination by recognizing the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their fair value at the acquisition date. Non-current assets that are classified as held for sale are recognized at fair value less costs to sell. Any excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities taken over, regardless of the level of the investment held, is recognized as goodwill. Any excess of the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of a business combination is recognized in profit or loss.

When acquiring additional equity interests in companies that are already consolidated subsidiaries, the difference between the purchase price consideration and the proportionate acquired equity is recognized as goodwill.

Income and expenses of a subsidiary remain included in the consolidated financial statements from the acquisition date. Income and expenses of a subsidiary are included in the consolidated financial statements until the date on which the parent ceases to control the subsidiary. The difference between the proceeds from the disposal of the subsidiary and its carrying amount, including the cumulative amount of any exchange differences that are recognized in equity and relate to the subsidiary, is recognized in the consolidated income statement as the gain or loss on the disposal of the subsidiary. Intercompany income and expenses, receivables and liabilities, and profits or losses are eliminated.

Investments in joint ventures and associates accounted for using the equity method are carried at the acquirer's interest in the identifiable assets (including any attributable goodwill), liabilities and contingent liabilities which are remeasured to fair value upon acquisition. Goodwill from application of the equity method is not amortized. Unrealized gains and losses from transactions with these companies are eliminated in proportion to the acquirer's interest. The carrying amount of the investment accounted for using the equity method is tested for impairment whenever there are indications of impairment. If the carrying amount of the investment exceeds its recoverable amount, an impairment loss must be recognized in the amount of the difference. The recoverable amount is measured at the higher of fair value less costs to sell and value in use.

Currency translation.

Foreign-currency transactions are translated into the functional currency at the exchange rate at the date of transaction. At the reporting date, monetary items are translated at the closing rate, and non-monetary items are translated at the exchange rate at the date of transaction. Exchange rate differences are recognized in profit or loss.

The assets and liabilities of Group entities whose functional currency is not the euro are translated into euros from the local currency using the middle rates at the reporting date. The middle rates are the average of the bid and ask rates at closing on the respective dates. The income statements and corresponding profit or loss of foreign-currency denominated Group entities are translated at average exchange rates for the period. Exchange rate differences are recognized as a separate component of equity.

The exchange rates of certain significant currencies changed as follows:

€	Annual average rate			Rate at the reporting date	
	2009	2008	2007	Dec. 31, 2009	Dec. 31, 2008
100 Czech korunas (CZK)	3.78123	4.00894	3.60154	3.77646	3.75561
1 Pound sterling (GBP)	1.12218	1.25601	1.46142	1.12387	1.04555
100 Croatian kuna (HRK)	13.62190	13.84420	13.62830	13.70710	13.57610
1,000 Hungarian forints (HUF)	3.56631	3.97687	3.97762	3.69609	3.77407
100 Macedonian denars (MKD)	1.62428	1.62523	1.62699	1.63024	1.64255
100 Polish zlotys (PLN)	23.09760	28.47930	26.42900	24.35900	23.94770
1 U.S. dollar (USD)	0.71692	0.67976	0.72974	0.69393	0.71617

Notes to the consolidated statement of financial position.

1 Cash and cash equivalents.

The assets reported under this category have an original maturity of less than three months and mainly comprise fixed-term bank deposits. They also include small amounts of cash-in-hand and checks. Deutsche Telekom obtained cash collateral of EUR 578 million on the basis of collateral contracts as surety for potential credit risks arising from derivative transactions.

In the reporting period, cash and cash equivalents increased by EUR 2.0 billion to EUR 5.0 billion. This increase was partly attributable to the addition of cash and cash equivalents totaling EUR 1.6 billion as a result of the first-time full consolidation of OTE. In addition, the free cash flow of EUR 7.0 billion contributed to this increase, which was partially offset by dividend payments of EUR 4.3 billion, cash outflows of EUR 1.0 billion for the acquisition of shares in fully consolidated entities and financing repayments of EUR 0.8 billion net.

For further details, please refer to the consolidated statement of cash flows.

As of December 31, 2009, the Group reported cash and cash equivalents of EUR 0.6 billion held by subsidiaries in Croatia, the F.Y.R.O. Macedonia and Montenegro. These countries are subject to foreign exchange controls or other legal restrictions. As a result, the cash balances are not fully available for use by the parent or other Group companies.

2 Trade and other receivables.

millions of €	Dec. 31, 2009	Dec. 31, 2008
Trade receivables	6,643	7,224
Receivables from construction contracts	114	169
	6,757	**7,393**

Of the total amount of trade receivables and receivables from construction contracts, EUR 6,715 million (December 31, 2008: EUR 7,391 million) is due within one year.

millions of €	**Carrying amounts**	Of which: neither impaired nor past due on the reporting date	Of which: not impaired on the reporting date and past due in the following periods					
Trade receivables			Less than 30 days	Between 30 and 60 days	Between 61 and 90 days	Between 91 and 180 days	Between 181 and 360 days	More than 360 days
as of Dec. 31, 2009	6,643	3,245	814	115	77	179	205	38
as of Dec. 31, 2008	7,224	4,029	730	135	40	73	37	117

With respect to the trade receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

The following table shows the development of allowances on trade receivables:

millions of €	2009	2008
Allowances as of January 1	**1,023**	**1,071**
Currency translation adjustments	(11)	(7)
Additions (allowances recognized as expense)	676	547
Use	(447)	(437)
Reversal	(63)	(151)
Allowances as of December 31	**1,178**	**1,023**

The following table presents expenses for the full write-off of trade receivables as well as income from recoveries on trade receivables written off:

millions of €	2009	2008	2007
Expenses for full write-off of receivables	327	424	378
Income from recoveries on receivables written off	39	55	52

All income and expenses relating to allowances and write-offs of trade receivables are reported under selling expenses.

3 Inventories.

millions of €	Dec. 31, 2009	Dec. 31, 2008
Raw materials and supplies	193	118
Work in process	48	27
Finished goods and merchandise	929	1,147
Advance payments	4	2
	1,174	**1,294**

Of the inventories reported as of December 31, 2009, write-downs of EUR 33 million (2008: EUR 53 million; 2007: EUR 55 million) on the net realizable value were recognized in profit or loss.

The carrying amount of inventories recognized as expense amounted to EUR 6,311 million (2008: EUR 6,188 million; 2007: EUR 5,713 million).

4 Non-current assets and disposal groups held for sale.

As of December 31, 2009, current assets recognized in the consolidated statement of financial position included EUR 6.5 billion in non-current assets and disposal groups held for sale as well as directly associated liabilities of EUR 1.4 billion. The following table sets out the major classes of assets and liabilities classified as held for sale:

millions of €	**T-Mobile UK** Europe operating segment	**Real estate portfolio** Group Headquarters & Shared Services	**Other**	Dec. 31, 2009
Current assets	**547**	**-**	**-**	**547**
Trade and other receivables	314	-	-	314
Other current assets	233	-	-	233
Non-current assets	**5,870**	**55**	**55**	**5,980**
Intangible assets	3,821	-	26	3,847
Property, plant and equipment	1,608	55	29	1,692
Other non-current assets	441	-	-	441
Non-current assets and disposal groups held for sale	**6,417**	**55**	**55**	**6,527**
Current liabilities	**761**	**-**	**-**	**761**
Trade and other payables	503	-	-	503
Other current liabilities	258	-	-	258
Non-current liabilities	**662**	**-**	**-**	**662**
Liabilities directly associated with non-current assets and disposal groups held for sale	**1,423**	**-**	**-**	**1,423**

The assets and liabilities shown here that are classified as held for sale, and the assets and liabilities associated with disposal groups, are not included in the further explanations in the notes to the consolidated financial statements or presented as reconciliation.

T-Mobile UK. On November 5, 2009, Deutsche Telekom AG and France Télécom S.A. signed an agreement on the combination of T-Mobile UK and Orange UK in a joint venture in which the two companies will hold 50 percent each. After completion of the transaction, Deutsche Telekom AG will account for its share in the joint venture using the equity method. The entire transaction is subject to approval by the relevant competition authorities. In addition to the assets and liabilities shown in the table above, EUR – 2.2 billion (translation of foreign operations) of the total other comprehensive income reported as of December 31, 2009 is attributable to T-Mobile UK. In addition, T-Mobile UK received funds totaling EUR 1.3 billion from Deutsche Telekom as of the reporting date. This amount is not included in the liabilities shown above, since funding was provided from within the Group. Obligations from operating leases totaling EUR 1.1 billion that existed at T-Mobile UK at the reporting date were not included in future obligations from operating leases (Note 33). In addition, T-Mobile UK had commitments for the acquisition of property, plant and equipment in the amount of EUR 0.3 billion.

Real estate portfolio. Real estate was shown as held for sale in the consolidated statement of financial position at the reporting date as a result of measures to make the use of floor space more efficient, especially in technical facilities (December 31, 2008: EUR 0.4 billion). This primarily relates to real estate owned by Deutsche Telekom AG. Impairment losses of EUR 0.2 billion were expensed in 2009 in connection with the reclassification of real estate. Given the current difficult market environment for real estate, Deutsche Telekom does not anticipate disposal of certain land and buildings intended for sale in the near future. According to the relevant accounting regulations (IFRS 5), this real estate at Group Headquarters & Shared Services was no longer permitted to be recognized in the consolidated statement of financial position as held for sale and had to be reclassified as non-current assets and measured at the lower of amortized cost and recoverable amount. The resulting measurement differences of EUR 0.1 billion have been recognized under "Other operating income" in the income statement.

5 Intangible assets.

millions of €	Internally generated intangible assets
Cost	
At December 31, 2007	**2,083**
Currency translation	(23)
Changes in the composition of the Group	0
Additions	414
Disposals	361
Change from non-current assets and disposal groups held for sale	2
Reclassifications	105
At December 31, 2008	**2,220**
Currency translation	(12)
Changes in the composition of the Group	0
Additions	232
Disposals	278
Change from non-current assets and disposal groups held for sale	(219)
Reclassifications	572
At December 31, 2009	**2,515**
Accumulated amortization	
At December 31, 2007	**1,223**
Currency translation	(6)
Changes in the composition of the Group	0
Additions (amortization)	459
Additions (impairment)	14
Disposals	370
Change from non-current assets and disposal groups held for sale	0
Reclassifications	(10)
At December 31, 2008	**1,310**
Currency translation	(8)
Changes in the composition of the Group	0
Additions (amortization)	561
Additions (impairment)	0
Disposals	278
Change from non-current assets and disposal groups held for sale	(132)
Reclassifications	2
At December 31, 2009	**1,455**
Net carrying amounts	
At December 31, 2008	910
At December 31, 2009	1,060

Acquired intangible assets						Goodwill	Advance payments	Total
Total	Acquired concessions, industrial and similar rights and assets	UMTS licenses	GSM licenses	FCC licenses (T-Mobile USA)	Other acquired intangible assets			
42,379	**1,042**	**15,161**	**1,287**	**16,357**	**8,532**	**30,274**	**269**	**75,005**
(736)	18	(1,301)	(28)	907	(332)	(1,421)	(8)	(2,188)
436	2	0	0	276	158	(1)	0	435
692	15	10	0	159	508	884	750	2,740
538	(12)	0	18	0	532	2	(2)	899
44	0	0	0	(33)	77	54	0	100
663	91	0	39	0	533	0	(141)	627
42,940	**1,180**	**13,870**	**1,280**	**17,666**	**8,944**	**29,788**	**872**	**75,820**
(98)	3	410	2	(547)	34	246	2	138
2,953	425	327	198	0	2,003	0	0	2,953
713	26	0	11	31	645	2,470	676	4,091
1,352	88	0	0	0	1,264	18	11	1,659
(5,413)	0	(4,593)	0	(35)	(785)	(5,933)	0	(11,565)
462	(16)	8	0	0	470	0	(430)	604
40,205	**1,530**	**10,022**	**1,491**	**17,115**	**10,047**	**26,553**	**1,109**	**70,382**
9,744	**437**	**3,305**	**573**	**0**	**5,429**	**9,634**	**0**	**20,601**
(548)	(11)	(308)	(11)	0	(218)	(761)	0	(1,315)
(18)	0	0	0	0	(18)	0	0	(18)
2,598	134	868	124	0	1,472	0	0	3,057
37	0	0	0	21	16	289	0	340
508	(19)	0	18	0	509	0	0	878
(21)	0	0	0	(21)	0	0	0	(21)
137	67	0	1	0	69	0	0	127
11,421	**646**	**3,865**	**669**	**0**	**6,241**	**9,162**	**0**	**21,893**
163	2	109	2	0	50	250	1	406
(33)	0	0	0	0	(33)	0	0	(33)
2,742	175	767	138	0	1,662	0	0	3,303
7	7	0	0	0	0	2,345	0	2,352
1,344	81	0	0	0	1,263	0	0	1,622
(1,969)	0	(1,356)	0	0	(613)	(5,538)	0	(7,639)
15	(14)	0	0	0	29	0	0	17
11,002	**735**	**3,385**	**809**	**0**	**6,073**	**6,219**	**1**	**18,677**
31,519	534	10,005	611	17,666	2,703	20,626	872	53,927
29,203	795	6,637	682	17,115	3,974	20,334	1,108	51,705

The net carrying amount of the UMTS licenses of EUR 6,637 million mainly relates to T-Mobile Deutschland.

Deutsche Telekom had commitments for the acquisition of intangible assets in the amount of EUR 0.3 billion as of the reporting date. These are largely related to network expansion at T-Mobile USA and T-Mobile Deutschland.

The **carrying amounts of goodwill** are mainly allocated to the following operating segments and cash-generating units:

millions of €	Dec. 31, 2009	Dec. 31, 2008
Germany – Fixed network	**3,587**	**3,527**
United States	**4,471**	**4,604**
Europe	**4,801**	**6,887**
Of which:		
T-Mobile UK	n.a.	2,073
PTC	1,607	1,580
T-Mobile Netherlands	1,317	1,317
T-Mobile Austria group	1,202	1,249
T-Mobile Czech Republic	631	625
Other	44	43
Southern and Eastern Europe	**4,481**	**2,565**
Of which:		
Greece – Mobile communications	964	-
Hungary – Mobile communications	958	978
Greece – Fixed network	476	-
Hungary – Fixed network	373	430
Bulgaria – Mobile communications	293	-
Croatia – Fixed network	297	291
Romania – Mobile communications	251	-
Slovakia – Fixed network	225	266
Croatia – Mobile communications	196	194
Slovakia – Mobile communications	168	168
Other	280	238
Systems Solutions	**2,994**	**3,043**
	20,334	**20,626**

In the 2009 financial year, the main changes in the carrying amounts of goodwill at cash-generating units were as follows:

Europe. The goodwill of T-Mobile UK in the Europe operating segment decreased as a result of an impairment loss of EUR 1.8 billion that had to be recognized in the first quarter of 2009. Events or circumstances that resulted in this impairment loss to be recognized at the cash-generating unit T-Mobile UK in the first quarter of 2009 primarily include the major economic slowdown and more intense competition in the United Kingdom. Lower roaming revenues and new regulation of roaming and termination charges had a negative impact on revenue at the time of the impairment. Increased termination charges for the use of third-party mobile communications networks and high customer acquisition and retention expenses raised the cost base. Since T-Mobile UK was classified as held for sale as of September 30, 2009, the remaining goodwill is no longer shown under intangible assets, but as non-current assets and disposal groups held for sale (Note 4). The goodwill of the cash-generating unit T-Mobile Austria group also declined as a result of an impairment loss that had to be recognized at the end of the year.

Southern and Eastern Europe. The first-time full consolidation of the OTE group in the consolidated financial statements generated goodwill of EUR 2.5 billion. This was allocated primarily to the following cash-generating units: Greece – Fixed network, Greece – Mobile communications, Bulgaria – Mobile communications, and Romania – Mobile communications. In addition to exchange rate effects, the carrying amounts of the goodwill assets in the Southern and Eastern Europe operating segment have changed as a result of impairment losses that had to be recognized at the end of the year.

All other goodwill assets changed primarily as a result of exchange rate effects.

Disclosures on impairment tests. Deutsche Telekom performed its annual goodwill impairment tests at December 31, 2009. The following table gives an overview of the periods for which the Group has provided cash flow projections, the growth rates used as the basis for the cash flow projections, and the discount rates applied to the cash flow projections, broken down by operating segment:

	Periods used (years)	Growth rates %	Discount rates %
Germany	10	1.0	6.51
United States	10	2.5	7.97
Europe	10	2.0	7.23 - 8.26
Southern and Eastern Europe	10	1.3 - 2.3	7.75 - 11.24
Systems Solutions	10	1.5	7.71

The measurements of the cash-generating units are founded on projections that are based on financial plans that have been approved by management and are also used for internal purposes. The planning horizon reflects the assumptions for short- to mid-term market developments. Cash flows beyond the planning horizon are extrapolated using appropriate growth rates. The key assumptions on which management has based its determination of fair value less costs to sell include the following assumptions that were primarily derived from internal sources and in particular reflect past experience: development of revenue, customer acquisition and retention costs, churn rates, capital expenditure, market share, and growth rates. Discount rates were determined on the basis of external figures derived from the market. Any significant future changes in the aforementioned assumptions would have an impact on the fair values of the cash-generating units. With regard to cash-generating units in countries of the Southern and Eastern Europe operating segment, these potential changes of assumptions might have a stronger and possibly negative effect as a result of future trends in the difficult macroeconomic situation, ongoing intense competition and mobile communications taxes recently imposed or increased in some of these countries.

On the basis of information available at the reporting date and expectations with respect to the market and competitive environment, the year-end impairment tests indicated a need for impairment at the following cash-generating units:

millions of €	Dec. 31, 2009	Assigned to segment
Greece - Mobile communications	203	Southern and Eastern Europe
Greece - Fixed network	130	Southern and Eastern Europe
Romania - Mobile communications	66	Southern and Eastern Europe
T-Mobile Austria group	47	Europe
Slovakia - Fixed network	37	Southern and Eastern Europe
Other	45	Southern and Eastern Europe
	528	

The impairment losses were largely due to the country-specific risk in connection with the current financial and national crisis in Greece. Other impairment losses were primarily recognized as a result of the negative developments in connection with the financial market crisis.

If the impairment tests of goodwill assets at the cash-generating units where impairment losses totaling EUR 0.5 billion were recognized at year-end, had been conducted using discount rates that were 0.5 percentage points higher, the impairment losses to be recognized would have increased by EUR 0.5 billion. If, by contrast, the discount rates had been 0.5 percentage points lower, the resulting impairment losses would have been EUR 0.4 billion lower. If the growth rates used as a basis in the impairment tests had been 0.5 percentage points lower, the impairment losses would have been EUR 0.3 billion higher. In turn, impairment losses would have been EUR 0.3 billion lower if the growth rates had been 0.5 percentage points higher.

6 Property, plant and equipment.

millions of €	Land and equivalent rights, and buildings including buildings on land owned by third parties	Technical equipment and machinery	Other equipment, operating and office equipment	Advance payments and construction in progress	Total
Cost					
At December 31, 2007	**15,831**	**91,681**	**6,794**	**2,867**	**117,173**
Currency translation	15	(533)	(65)	(24)	(607)
Changes in the composition of the Group	12	122	(51)	18	101
Additions	112	2,171	566	4,528	7,377
Disposals	88	2,052	876	63	3,079
Change from non-current assets and disposal groups held for sale	62	16	0	(1)	77
Reclassifications	234	2,939	333	(4,133)	(627)
At December 31, 2008	**16,178**	**94,344**	**6,701**	**3,192**	**120,415**
Currency translation	(41)	(40)	(6)	(21)	(108)
Changes in the composition of the Group	1,779	4,492	87	695	7,053
Additions	140	2,522	436	4,278	7,376
Disposals	55	3,397	438	47	3,937
Change from non-current assets and disposal groups held for sale	437	(3,588)	(211)	(326)	(3,688)
Reclassifications	454	3,382	537	(4,977)	(604)
At December 31, 2009	**18,892**	**97,715**	**7,106**	**2,794**	**126,507**
Accumulated depreciation					
At December 31, 2007	**6,502**	**63,561**	**4,571**	**8**	**74,642**
Currency translation	17	(424)	(30)	0	(437)
Changes in the composition of the Group	23	(5)	(54)	0	(36)
Additions (depreciation)	678	6,031	729	0	7,438
Additions (impairment)	110	5	8	4	127
Disposals	51	1,888	737	3	2,679
Change from non-current assets and disposal groups held for sale	64	(1)	0	(2)	61
Reclassifications	(16)	(118)	10	(2)	(126)
Reversal of impairment losses	(134)	0	0	0	(134)
At December 31, 2008	**7,193**	**67,161**	**4,497**	**5**	**78,856**
Currency translation	(18)	30	(9)	0	3
Changes in the composition of the Group	2	6	0	0	8
Additions (depreciation)	762	6,498	760	0	8,020
Additions (impairment)	179	10	3	11	203
Disposals	46	3,240	341	0	3,627
Change from non-current assets and disposal groups held for sale	251	(2,427)	(100)	0	(2,276)
Reclassifications	(3)	(14)	0	0	(17)
Reversal of impairment losses	(131)	0	0	0	(131)
At December 31, 2009	**8,189**	**68,024**	**4,810**	**16**	**81,039**
Net carrying amounts					
At December 31, 2008	8,985	27,183	2,204	3,187	41,559
At December 31, 2009	10,703	29,691	2,296	2,778	45,468

Restoration obligations of EUR 0.2 billion were recognized as of December 31, 2009 (December 31, 2008: EUR 0.2 billion). Deutsche Telekom had commitments for the acquisition of property, plant and equipment in the amount of EUR 0.9 billion as of the reporting date.

7 Investments accounted for using the equity method.

Significant investments in entities accounted for using the equity method are as follows:

	Dec. 31, 2009		Dec. 31, 2008	
Name	Deutsche Telekom share %	Net carrying amounts millions of €	Deutsche Telekom share %	Net carrying amounts millions of €
Hellenic Telecommunications Organization S.A. (OTE)[a]	–	–	30.00	3,407
HT Mostar[b, c]	39.10	51	39.10	49
Toll Collect[b]	45.00	46	45.00	39
Iowa Wireless Services LCC	36.42	18	39.74	14
CTDI GmbH (formerly: CTDI Nethouse Services GmbH)	49.00	14	49.00	12
DETECON AL SAUDIA CO. Ltd.	46.50	8	46.50	7
Other		10		29
		147		**3,557**

[a] Fair value (share value) as of December 31, 2008: EUR 1,750 million.
[b] Joint venture.
[c] Indirect shareholding via HT-Hrvatske telekomunikacije d.d., Croatia (Deutsche Telekom AG's share: 51.00 %).

Aggregated key financial figures for the associates accounted for using the equity method are shown in the following overview. The data is not based on the portions attributable to the Deutsche Telekom Group, but represents the shareholdings on a 100-percent basis.

Aggregated key financial figures for the associates accounted for using the equity method.

billions of €	Dec. 31, 2009	Dec. 31, 2008*
Total assets	0.2	11.8
Total liabilities	0.1	9.4
	2009	**2008***
Net revenue	0.2	6.8
Profit (loss)	0.0	0.6

* Figures for the prior year adjusted. In Deutsche Telekom's consolidated financial statements as of December 31, 2008, OTE's prior-year figures were not included in this presentation, since OTE as a listed company had not yet published its financial statements as of December 31, 2008 when Deutsche Telekom's consolidated financial statements were prepared.

The following table is a summary presentation of aggregated key financial figures – pro-rated according to the relevant percentage of shares held – for the joint ventures of Deutsche Telekom accounted for using the equity method:

Aggregated key financial figures for the joint ventures accounted for using the equity method.

billions of €	Dec. 31, 2009	Dec. 31, 2008
Total assets	**0.5**	**0.5**
Current	0.3	0.3
Non-current	0.2	0.2
Total liabilities	**0.4**	**0.4**
Current	0.3	0.4
Non-current	0.1	0.0
	2009	**2008**
Net revenue	0.2	0.2
Profit (loss)	0.0	0.0

8 Other financial assets.

millions of €	Dec. 31, 2009		Dec. 31, 2008	
	Total	Of which: current	Total	Of which: current
Originated loans and receivables	2,003	1,509	1,267	1,034
Available-for-sale financial assets	609	74	406	17
Derivative financial assets *	1,048	348	1,601	374
Miscellaneous assets	80	70	281	267
	3,740	**2,001**	**3,555**	**1,692**

* Figures for the prior-year reporting dates adjusted. Changes in the presentation of derivatives. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

millions of €	**Carrying amounts**	Of which: neither impaired nor past due on the reporting date	Of which: not impaired on the reporting date and past due in the following periods					
Originated loans and receivables			Less than 30 days	Between 30 and 60 days	Between 61 and 90 days	Between 91 and 180 days	Between 181 and 360 days	More than 360 days
As of Dec. 31, 2009								
Due within one year	1,509	1,413	26	8	3	19	18	1
Due after more than one year	494	482	9					3
As of Dec. 31, 2008								
Due within one year	1,034	1,007	13	3			1	
Due after more than one year	233	232						1

With respect to the originated loans and receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

Receivables of EUR 337 million (December 31, 2008: EUR 28 million) were used in connection with collateral agreements as surety for potential credit risks arising from derivative transactions. In addition, an amount of EUR 309 million had been paid into a trust account as of the reporting date – in particular relating to the purchase of Strato AG – and is currently not freely available for Deutsche Telekom.

The available-for-sale financial assets include unquoted equity instruments whose fair values could not be reliably measured, and which were therefore recognized at cost in the amount of EUR 411 million as of December 31, 2009 (December 31, 2008: EUR 288 million).

In the 2009 financial year, EUR 8 million (2008: EUR 12 million) in impairment losses on available-for-sale financial assets were recognized in profit or loss because the impairment was permanent or significant.

9 Financial liabilities.

millions of €	Dec. 31, 2009				Dec. 31, 2008			
	Total	Due within 1 year	Due > 1 year ≤ 5 years	Due > 5 years	Total	Due within 1 year	Due > 1 year ≤ 5 years	Due > 5 years
Bonds and other securitized liabilities								
Non-convertible bonds	25,055	4,121	9,686	11,248	23,272	717	13,452	9,103
Commercial paper, medium-term notes, and similar liabilities	13,453	285	8,318	4,850	11,030	4,375	2,893	3,762
Liabilities to banks	4,718	974	2,764	980	4,222	319	1,752	2,151
	43,226	**5,380**	**20,768**	**17,078**	**38,524**	**5,411**	**18,097**	**15,016**
Lease liabilities	1,909	131	446	1,332	2,009	129	436	1,444
Liabilities to non-banks from promissory notes	1,057	0	177	880	887	0	50	837
Other interest-bearing liabilities	447	97	229	121	541	196	211	134
Other non-interest-bearing liabilities	3,573	3,486	85	2	3,545	3,450	94	1
Derivative financial liabilities *	979	297	463	219	1,088	398	562	128
	7,965	**4,011**	**1,400**	**2,554**	**8,070**	**4,173**	**1,353**	**2,544**
Financial liabilities	**51,191**	**9,391**	**22,168**	**19,632**	**46,594**	**9,584**	**19,450**	**17,560**

* Figures for the prior-year reporting dates adjusted. Changes in the presentation of derivatives. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

Bonds and other securitized liabilities are mainly issued by Deutsche Telekom International Finance B.V., a wholly-owned subsidiary of Deutsche Telekom AG. Deutsche Telekom AG provides a full and irrevocable guarantee for all liabilities issued by Deutsche Telekom International Finance B.V.

At December 31, 2009, Deutsche Telekom had standardized bilateral credit agreements with 24 banks for a total of EUR 14.4 billion. None of the credit lines had been utilized by December 31, 2009. Pursuant to the credit agreements, the terms and conditions depend on Deutsche Telekom's rating. The bilateral credit agreements have an original maturity of 36 months and can, after each period of 12 months, be extended by a further 12 months to renew the maturity of 36 months. In 2008 and in early 2009, the financial market crisis impacted the extension of bilateral credit lines. Especially institutions that were split up or taken over by other banks or did not have sufficient equity did not extend their lines. Deutsche Telekom agreed to cancel one credit line with each of four merged banks in 2009. As a result, the number of credit facilities available to Deutsche Telekom decreased from 28 to 24 in the course of the year, with 19 of them having been extended at the point in time of the previous extension request. In the event that these 19 credit lines are not extended, they will continue to be available to Deutsche Telekom for another two years from the date of non-extension.

The following tables show Deutsche Telekom's contractually agreed (undiscounted) interest payments and repayments of the non-derivative financial liabilities and the derivatives with positive and negative fair values:

millions of €	Carrying amounts Dec. 31, 2009	Cash flows in 2010		
		Fixed interest rate	Variable interest rate	Repayment
Non-derivative financial liabilities:				
Bonds, other securitized liabilities, liabilities to banks and liabilities to non-banks from promissory notes and similar liabilities	(44,283)	(2,327)	(59)	(5,629)
Finance lease liabilities	(1,423)	(113)		(121)
Other interest-bearing liabilities	(933)	(34)		(213)
Other non-interest-bearing liabilities	(3,573)			(3,486)
Derivative financial liabilities and assets:				
Derivative financial liabilities:				
– Currency derivatives without a hedging relationship	(46)			(45)
– Currency derivatives in connection with cash flow hedges	(17)			(15)
– Interest rate derivatives without a hedging relationship	(635)	(40)	(36)	(129)
– Interest rate derivatives in connection with fair value hedges	(52)	115	(28)	
– Interest rate derivatives in connection with cash flow hedges	(174)	(46)	14	
Derivative financial assets:				
– Currency derivatives without a hedging relationship	91			102
– Currency derivatives in connection with cash flow hedges	15			11
– Interest rate derivatives without a hedging relationship	562	135	(56)	11
– Interest rate derivatives in connection with fair value hedges	225	155	(43)	
– Interest rate derivatives in connection with cash flow hedges	155	(26)		129

Cash flows in 2011			Cash flows in 2012–2014			Cash flows in 2015–2019			Cash flows in 2020 and thereafter		
Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
(2,038)	(58)	(6,886)	(4,392)	(77)	(14,037)	(3,594)	(2)	(12,920)	(4,030)		(6,022)
(106)		(96)	(244)		(293)	(275)		(496)	(227)		(417)
(35)		(75)	(112)		(103)	(161)		(508)	(64)		(34)
		(85)						(1)			(1)
		(2)									
18	(33)	(32)	38	(68)	(234)	33	(61)	(64)	107	(144)	(58)
115	(28)		346	(84)		34	(7)		62	(12)	
(70)	27		(334)	54		3			2		17
		1			2						
		1			1						
(7)	(12)	31	(8)	(9)	293		(3)	178			
162	(33)		299	(49)		218	(21)		381	(41)	
(24)											

millions of €	Carrying amounts Dec. 31, 2008	Cash flows in				
		2009	2010	2011 – 2013	2014 – 2018	2019 and thereafter
Non-derivative financial liabilities:						
Bonds, other securitized liabilities, liabilities to banks and liabilities to non-banks from promissory notes and similar liabilities	(39,411)	(7,866)	(7,096)	(16,998)	(12,831)	(10,866)
Finance lease liabilities	(1,514)	(250)	(204)	(548)	(830)	(762)
Other interest-bearing liabilities	(1,036)	(305)	(134)	(207)	(716)	(130)
Other non-interest-bearing liabilities	(3,545)	(3,523)	(12)	(9)	(1)	(1)
Derivative financial liabilities and assets:						
Derivative financial liabilities:						
– Currency derivatives without a hedging relationship	(277)	(271)		(2)		
– Currency derivatives in connection with cash flow hedges	(47)	(42)	(2)			
– Interest rate derivatives without a hedging relationship	(662)	(131)	(211)	(437)	(158)	(291)
– Interest rate derivatives in connection with cash flow hedges	(67)	(9)	9	(52)	(19)	
Derivative financial assets:						
– Currency derivatives without a hedging relationship	261	262	1			
– Currency derivatives in connection with cash flow hedges	34	31				
– Interest rate derivatives without a hedging relationship	553	106	85	248	268	
– Interest rate derivatives in connection with fair value hedges	660	90	74	143	125	184
– Interest rate derivatives in connection with cash flow hedges	90	(26)	112			

All instruments held at December 31, 2009 and for which payments were already contractually agreed are included. Planning data for future, new liabilities were not included. Amounts in foreign currency were each translated at the closing rate at the reporting date. The variable interest payments arising from the financial instruments were calculated using the last interest rates fixed before December 31, 2009. Financial liabilities that can be repaid at any time are always assigned to the earliest possible time period. In accordance with § 2 (4) of the German Act on the Transformation of the Deutsche Bundespost Enterprises into the Legal Structure of Stock Corporation (Stock Corporation Transformation Act – Postumwandlungsgesetz), the Federal Republic is guarantor of all Deutsche Telekom AG's liabilities which were already outstanding as at January 1, 1995. At December 31, 2009, this figure was a nominal EUR 1.9 billion (December 31, 2008: EUR 2.1 billion).

10 Trade and other payables.

millions of €	Dec. 31, 2009	Dec. 31, 2008
Trade payables	6,294	7,055
Liabilities from construction contracts	10	18
	6,304	**7,073**

Of the total of trade and other payables, EUR 6,300 million (December 31, 2008: EUR 7,064 million) is due within one year.

11 Provisions for pensions and other employee benefits.

The following disclosures on pension obligations as of the reporting date do not include T-Mobile UK's pension obligations of EUR 147 million as of December 31, 2009 (defined benefit obligations of EUR 454 million minus plan assets of EUR 307 million), since this entity has been classified as held for sale. These obligations have been eliminated in the following tables in the line "Reclassification in accordance with IFRS 5."

Defined benefit plans.

The following table shows the composition of pension obligations:

millions of €	Dec. 31, 2009	Dec. 31, 2008
Pension obligations		
- Unfunded	5,804	4,826
- Funded	358	315
Obligations in accordance with Article 131 GG	3	3
Net defined benefit liability (+)/ defined benefit asset (-)	**6,165**	**5,144**

Calculation of net defined benefit liability (+)/defined benefit asset (-):

millions of €	Dec. 31, 2009	Dec. 31, 2008
Present value of funded obligations	979	1,270
Plan assets at fair value	(618)	(952)
Defined benefit obligations in excess of plan assets	**361**	**318**
Present value of unfunded obligations	5,854	4,831
Unrecognized past service cost	(50)	(8)
Defined benefit liability (+)/ defined benefit asset (-) according to IAS 19.54	**6,165**	**5,141**
Additional provision recognized due to a minimum funding requirement	0	3
Net defined benefit liability (+)/ defined benefit asset (-)	**6,165**	**5,144**

Pension provisions break down into defined benefit liability and defined benefit asset as follows:

millions of €	Dec. 31, 2009	Dec. 31, 2008
Defined benefit asset	(14)	(13)
Defined benefit liability	6,179	5,157
Net defined benefit liability (+)/ defined benefit asset (-)	**6,165**	**5,144**

The defined benefit asset is recognized under other non-current assets in the consolidated statement of financial position.

The calculations were based on the following assumptions at the respective reporting dates:

Assumptions for the measurement of defined benefit obligations as of December 31:

%		2009	2008
Discount rate	Germany	5.25	5.80
	Switzerland (T-Systems)	3.15	3.00
	Greece (OTE S.A.)	4.56/3.89	n.a.
	United Kingdom	5.70	5.80
Projected salary increase	Germany (pay-scale employees)	3.25	3.50
	Germany (non-pay-scale employees)	3.50	4.25
	Switzerland (T-Systems)	1.50	1.50
	Greece (OTE S.A.)	4.50/5.50	n.a.
	United Kingdom	4.60	4.20
Projected pension increase	Germany (general)	1.50	2.00
	Germany (according to articles of association)	1.00	1.00
	Switzerland (T-Systems)	0.30	0.30
	Greece (OTE S.A.)	n.a.	n.a.
	United Kingdom	3.40	3.20

Pension obligations at German entities of the Group are measured using the biometrical assumptions of the 2005G tables published by Prof. Klaus Heubeck. Local actuarial tables are used in the other countries.

Assumptions for determining the pension expense for years ending December 31:

%		2009	2008	2007
Discount rate	Germany	5.80	5.50	4.45
	Switzerland (T-Systems)	3.00	3.25	3.25
	Greece (OTE S.A.)	5.50/5.00	n.a.	n.a.
	United Kingdom	5.80	5.40	4.80
Projected salary increase	Germany (pay-scale employees)	3.50	2.50	2.50
	Germany (non-pay-scale employees)	4.25	3.25	3.25
	Switzerland (T-Systems)	1.50	1.50	1.50
	Greece (OTE S.A.)	6.50/4.50	n.a.	n.a.
	United Kingdom	4.20	4.20	4.00
Return on plan assets	Germany	3.50	4.30	4.00
	Switzerland (T-Systems)	4.50	4.50	4.50
	United Kingdom	6.90	7.00	6.47
Projected pension increase	Germany (general)	2.00	1.70	1.50
	Germany (according to articles of association)	1.00	1.00	1.00
	Switzerland (T-Systems)	0.30	0.60	0.60
	Greece (OTE S.A.)	n.a.	n.a.	n.a.
	United Kingdom	3.20	3.20	3.00

Development of defined benefit obligations in the reporting year:

millions of €	2009	2008
Present value of the defined benefit obligations as of January 1	**6,101**	**6,327**
Reclassification in accordance with IFRS 5	(454)	-
Changes attributable to business combinations/ transfers of operation/acquisitions and disposals	609	(132)
Current service cost	204	204
Interest cost	371	331
Contributions by plan participants	3	4
Actuarial losses (gains)	373	(232)
Total benefits actually paid	(393)	(301)
Plan amendments	(12)	4
Exchange rate fluctuations for foreign-currency plans	31	(104)
Present value of the defined benefit obligations as of December 31	**6,833**	**6,101**

Taking the plan assets into consideration, the pension obligations were accounted for in full.

Development of plan assets at fair value in the respective reporting year:

millions of €	2009	2008
Plan assets at fair value as of January 1	**952**	**986**
Reclassification in accordance with IFRS 5	(307)	-
Changes attributable to business combinations/ transfers of operation/acquisitions and disposals	0	3
Expected return on plan assets	50	52
Actuarial (losses) gains	(91)	(2)
Contributions by employer	45	54
Contributions by plan participants	3	4
Benefits actually paid through pension funds	(61)	(57)
Exchange rate fluctuations for foreign-currency plans	27	(88)
Plan assets at fair value as of December 31	**618**	**952**

Breakdown of plan assets at fair value by investment category:

%	Dec. 31, 2009	Dec. 31, 2008
Equity securities	19	24
Debt securities	64	40
Real estate	6	7
Other	11	29 *

* Of which T-Mobile UK holds a 70-% share which breaks down as follows: interest rate swaps (56 %), money market securities (33 %) and cash and cash equivalents (11 %).

The investment structure is defined, managed and regularly reviewed using asset/liability studies. The resulting target allocations for the plan assets of the respective pension plans therefore reflect the duration of the obligations, the defined benefit obligation, the minimum requirements for the policy reserve, and other factors.

At December 31, 2009, the plan assets include shares issued by Deutsche Telekom amounting to EUR 1.0 million (December 31, 2008: shares totaling EUR 1.7 million). No other own financial instruments were included in the years shown.

Determination of the expected return on essential plan assets:

These expectations are based on consensus forecasts for each asset class as well as on bank estimates. The forecasts are based on historical figures, economic data, interest rate forecasts, and anticipated stock market developments.

The pension expense for each period is composed of the following items and is reported in the indicated accounts of the income statement:

millions of €	Presentation in the income statement	2009	2008	2007
Current service cost	Functional costs *	204	204	217
Interest cost	Other financial income (expense)	371	331	307
Expected return on plan assets	Other financial income (expense)	(50)	(52)	(50)
Past service cost	Functional costs *	0	0	0
Pension expense before curtailments/settlements		**525**	**483**	**474**
Curtailments	Functional costs *	0	0	1
Settlements	Functional costs *	0	0	32
Pension expense		**525**	**483**	**507**
Actual return on plan assets		(41)	50	26

* Including other operating expenses.

The consolidated statement of comprehensive income includes the following amounts:

millions of €	2009	2008	2007
Cumulative losses (gains) recognized directly in equity as of January 1	**118**	**342**	**1,265**
Change due to business combinations/disposals	10	3	0
Actuarial losses (gains) as shown in the consolidated statement of comprehensive income	461	(227)	(923)
Of which: recognition directly in equity of actuarial (gains) losses in the reporting period	464	(230)	(923)
Of which: change in the additional provision recognized due to a minimum funding requirement	(3)	3	0
Cumulative losses (gains) recognized directly in equity as of December 31	**589**	**118**	**342**

EUR 62 million of the EUR 589 million in cumulative income and expenses recognized directly in equity as of the reporting date relate to T-Mobile UK, which is classified as held for sale.

Expected employer contributions for the subsequent year are estimated as follows:

millions of €	2010
Expected contributions by employer	15

Amounts for the current year and four preceding years of defined benefit obligations, plan assets, defined benefit obligations in excess of plan assets, and experience-based adjustments:

millions of € as of Dec. 31	2009	2008	2007	2006	2005
Defined benefit obligations	6,833	6,101	6,327	7,134	7,016
Plan assets at fair value	(618)	(952)	(986)	(966)	(901)
Defined benefit obligations in excess of plan assets (funded status)	**6,215**	**5,149**	**5,341**	**6,168**	**6,115**

Adjustment in %	2009	2008	2007
Experience-based increase (decrease) of pension obligations	(0.7)	(0.1)	(0.8)
Experience-based increase (decrease) of plan assets	(9.9)	(0.2)	(2.5)

Defined contribution plans.

Current contributions for defined contributions plans, which are reported as an expense in the consolidated income statement of the respective year, amounted to EUR 73 million in 2009 (2008: EUR 160 million; 2007: EUR 103 million).

Civil-servant retirement arrangements at Deutsche Telekom.

An expense of EUR 684 million was recognized in the 2009 financial year (2008: EUR 762 million; 2007: EUR 772 million) for the annual contribution to the BPS-PT special pension fund amounting to 33 percent of the pensionable gross emoluments of active civil servants and the notional pensionable gross emoluments of civil servants on leave of absence. The present value to the total obligation arising from payment obligations to this special pension fund was EUR 6.6 billion as of the reporting date (December 31, 2008: EUR 6.9 billion).

12 Other provisions.

millions of €	Provisions for restructuring expenses	Other provisions for personnel costs	Provisions for restoration obligations	Provisions for litigation risks	Provisions for sales and procurement support	Miscellaneous other provisions	Total
At December 31, 2007	**2,808**	**1,802**	**664**	**351**	**452**	**953**	**7,030**
Of which: current	800	1,367	10	165	437	586	3,365
Changes in the composition of the Group	(25)	(34)	3	1	2	23	(30)
Currency translation adjustments	(25)	1	(24)	(1)	0	(18)	(67)
Addition	893	1,531	113	202	553	639	3,931
Use	(1,366)	(1,348)	(49)	(63)	(491)	(318)	(3,635)
Reversal	(171)	(90)	(26)	(22)	(31)	(240)	(580)
Interest effect	112	23	19	0	0	3	157
Other changes	25	(10)	0	4	2	(86)	(65)
At December 31, 2008	**2,251**	**1,875**	**700**	**472**	**487**	**956**	**6,741**
Of which: current	695	1,466	26	170	474	606	3,437
Changes in the composition of the Group	1	83	7	48	0	12	151
Currency translation adjustments	7	4	6	1	(1)	3	20
Addition	460	1,382	156	105	456	397	2,956
Use	(1,341)	(1,477)	(38)	(68)	(481)	(288)	(3,693)
Reversal	(116)	(296)	(24)	(104)	(23)	(194)	(757)
Interest effect	131	17	67	0	0	17	232
Other changes	(54)	13	(76)	(4)	(31)	32	(120)
At December 31, 2009	**1,339**	**1,601**	**798**	**450**	**407**	**935**	**5,530**
Of which: current	536	1,349	39	424	407	614	3,369

The provisions for restructuring expenses mainly include provisions for staff restructuring. The provisions for restructuring expenses developed as follows in the financial year:

billions of €	Jan. 1, 2009	Addition	Use	Reversal	Other changes	Dec. 31, 2009
Early retirement	1,179	170	(742)	(58)	73	622
Severance and voluntary redundancy models	690	141	(350)	(29)	(86)	366
Partial retirement	340	111	(218)	(24)	83	292
Other	42	38	(31)	(5)	15	59
	2,251	**460**	**(1,341)**	**(116)**	**85**	**1,339**
Of which: current	695					536

Some of the staff restructuring measures are covered by law and will apply beyond 2009. The deadline for civil servants to apply for early retirement, for example, was originally the end of 2010. For civil servants employed at Deutsche Telekom, the law provides the opportunity under certain conditions to retire early from the age of 55. When the reform of civil-service law came into effect, the provisions for early retirement for civil servants were extended until December 31, 2012. Exercise of the early retirement option in 2011 and 2012, however, will be subject to a resolution by the Board of Management.

Other provisions for personnel costs include a variety of individual issues such as provisions for deferred compensation and allowances, as well as for anniversary gifts. The expenses are allocated to functional costs or to other operating expenses based on actual cost generation.

Provisions for restoration obligations include the estimated costs for dismantling and removing an asset, and restoring the site on which it is located. The estimated costs are included in the costs of the relevant asset.

The provisions for litigation risks primarily include possible settlements attributable to pending lawsuits.

Provisions for sales and procurement support include dealer commissions, subsidies for advertising expenses and reimbursements.

Miscellaneous other provisions include provisions related to the disposal of businesses and site closures, provisions for environmental damage and risks, warranty provisions as well as a variety of other items for which the individually recognized amounts are not material.

13 Other liabilities.

millions of €	Dec. 31, 2009	Dec. 31, 2008
Deferred revenue	2,095	1,910
Liabilities from other taxes	1,178	1,181
Other deferred revenue	527	702
Miscellaneous other liabilities	3,746	2,882
	7,546	**6,675**

Miscellaneous other liabilities increased in the reporting year due to higher liabilities in connection with the early retirement arrangements for civil servants.

14 Shareholders' equity.

Issued capital.

As of December 31, 2009, the **share capital** of Deutsche Telekom totaled EUR 11,164,979,182.08, the same as on the reporting date of the prior year. The share capital is divided into 4,361,319,993 no par value registered shares.

	2009	
	thousands	%
Federal Republic of Germany	646,575	14.8
KfW Bankengruppe	735,662	16.9
Free float	2,979,083	68.3
Of which: Blackstone Group	191,700	4.4
Of which: BlackRock	145,762	3.3
	4,361,320	**100.0**

Each share entitles the holder to one vote. The voting rights are nevertheless restricted in relation to the treasury shares (around 2 million as of December 31, 2009) and the trust shares (around 19 million as of December 31, 2009). The trust shares are connected with the acquisitions of VoiceStream and Powertel (now T-Mobile USA) in 2001. As part of these acquisitions, Deutsche Telekom AG issued new shares from authorized capital to trustees for the benefit of holders of warrants, options, and conversion rights, among others. As regards the shares issued to trusts, the trustees in question waived voting rights and subscription rights and, in general, dividend rights for the duration of the trusts' existence. The shares issued to the trusts can be sold on the stock exchange on the instruction of Deutsche Telekom AG if the beneficiaries do not exercise their options or conversion rights or if these expire. The proceeds from the sale accrue to Deutsche Telekom AG. As of December 31, 2009, the number of T-Shares reserved for the stock options still outstanding was 5,403,455.

Authorized capital and contingent capital. Authorized capital and contingent capital comprised the following components as of December 31, 2009:

	Amount (€)	No par value shares	Purpose
2009 Authorized capital I *	2,176,000,000.00	850,000,000	Increase in share capital (until April 29, 2014)
2009 Authorized capital II *	38,400,000.00	15,000,000	Employee shares (until April 29, 2014)
Contingent capital II	31,813,089.28	12,426,988	Meeting preemptive rights to shares from stock options under the 2001 Stock Option Plan
Contingent capital IV	600,000,000.00	234,375,000	Servicing guaranteed convertible bonds or bonds with warrants issued on or before April 25, 2010

* The Supervisory Board's approval is required.

Capital reserves.

The capital reserves of the Group primarily encompass the capital reserves of Deutsche Telekom AG. Differences to the capital reserves of Deutsche Telekom AG result from the recognition at fair value of the Deutsche Telekom AG shares newly issued in the course of the acquisition of T-Mobile USA Inc., Bellevue (United States)/Powertel Inc., Bellevue (United States) instead of at their par value, which is permissible in the consolidated financial statements, and from the related treatment of the issuing costs, which are deducted from capital reserves.

Treasury shares.

The total of 1,881,508 treasury shares remained unchanged year-on-year. These are carried at cost of EUR 5 million and correspond to 0.04 percent of the Company's share capital. All treasury shares are held by Deutsche Telekom AG.

The shareholders' meeting on April 30, 2009 authorized the Board of Management to purchase up to 436,131,999 no par value shares in Deutsche Telekom AG by October 29, 2010, with the amount of share capital accounted for by these shares totaling up to EUR 1,116,497,917.44, provided the shares to be purchased on the basis of this authorization in conjunction with other shares of Deutsche Telekom AG which it has already purchased and still possesses or are to be assigned to it under § 71d and § 71e AktG do not at any time account for more than 10 percent of Deutsche Telekom's share capital. This authorization may be exercised in full or in part. The purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached. Dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG or third parties acting for the account of Deutsche Telekom AG or for the account of dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG are also entitled to purchase the shares. The purchase takes place without prejudice to the principle of equal treatment through the stock exchange or a public purchase offer addressed to all shareholders. By resolution of the shareholders' meeting of April 30, 2009, the Board of Management is authorized to redeem Deutsche Telekom AG's shares purchased on the basis of the aforementioned authorization, without such redemption or its implementation requiring a further resolution of the shareholders' meeting.

Non-controlling interests.

The significant increase in non-controlling interests compared with the prior year was attributable to offsetting effects. The increase in non-controlling interests as a result of the first-time full consolidation of OTE and the attributable total comprehensive income was partially offset by the payment of dividends.

Notes to the consolidated income statement.

15 Net revenue.

Net revenue breaks down into the following revenue categories:

millions of €	2009	2008	2007
Revenue from the rendering of services	61,017	58,449	59,125
Revenue from the sale of goods and merchandise	3,442	3,036	3,174
Revenue from the use of entity assets by others	143	181	217
	64,602	**61,666**	**62,516**

The first-time full consolidation of the OTE was the primary driver behind the rise in net revenue in the 2009 financial year, contributing EUR 5.4 billion. Adjusted for the effects of changes in the composition of the Group totaling EUR 5.5 billion and negative exchange rate effects (EUR 0.4 billion), net revenue was below prior-year level.

While the Group's revenue in the United States and Southern and Eastern Europe operating segments increased, revenue in the Germany, Europe and Systems Solutions operating segments declined.

16 Cost of sales.

The EUR 1.7 billion increase in cost of sales year-on-year was mainly attributable to the first-time full consolidation of OTE, which contributed EUR 3.2 billion to the Group's cost of sales in the financial year. Furthermore, exchange rate effects totaling EUR 0.4 billion as well as, to a smaller extent, higher sales of higher-value products and the roll-out of the 2G and 3G networks increased costs in the United States operating segment.

Sales-related declines in costs in the Europe and Systems Solutions operating segments impacted the Group by a total of EUR 1.5 billion. Positive exchange rate effects totaling EUR 0.4 billion, in particular in the Europe operating segment and in the Southern and Eastern Europe operating segment arising from the translation of pounds sterling, Polish zlotys, Czech korunas and Hungarian forints to euros also reduced cost of sales.

17 Selling expenses.

The Group's selling expenses remained on a par with the prior-year level despite the increasing effects of the first-time full consolidation of OTE in 2009. These effects were offset in particular by cost cuts in the Germany operating segment, primarily in operational sales and receivables management. In addition, selling expenses decreased in the Europe operating segment, after elimination of exchange rate effects.

18 General and administrative expenses.

The Group's general and administrative expenses were reduced by EUR 0.2 billion. The effect from the first-time full consolidation of OTE of EUR 0.5 billion was more than offset by savings measures.

19 Other operating income.

millions of €	2009	2008	2007
Income from reimbursements	344	272	226
Income from the reversal of impairment losses on noncurrent financial assets in accordance with IFRS 5	131	134	32
Income from disposal of non-current assets	104	100	300
Income from insurance compensation	49	50	58
Income from divestitures	20	505	388
Miscellaneous other operating income	856	910	641
	1,504	**1,971**	**1,645**

Other operating income decreased by EUR 0.5 billion year-on-year. The decline was mainly attributable to lower income from divestitures. In the prior year, the Group generated income of EUR 0.4 billion from the disposal of Media&Broadcast.

20 Other operating expenses.

millions of €	2009	2008	2007
Goodwill impairment losses	2,345	289	327
Loss on disposal of non-current assets	154	170	257
Miscellaneous other operating expenses	820	773	1,177
	3,319	**1,232**	**1,761**

Other operating expenses increased by EUR 2.1 billion year-on-year. This was mainly attributable to impairment losses on goodwill amounting to EUR 2.3 billion that had to be recognized in the financial year. For further details, please refer to Note 5.

21 Finance costs.

millions of €	2009	2008	2007
Interest income	341	408	261
Interest expense	(2,896)	(2,895)	(2,775)
	(2,555)	**(2,487)**	**(2,514)**
Of which: from financial instruments relating to categories in accordance with IAS 39:			
Loans and receivables	132	162	152
Held-to-maturity investments	3	23	9
Available-for-sale financial assets	42	32	31
Financial liabilities measured at amortized cost *	(2,637)	(2,668)	(2,612)

* Interest expense calculated according to the effective interest method and adjusted for accrued interest from derivatives that were used as hedging instruments against interest rate-based changes in the fair values of financial liabilities measured at amortized cost in the reporting period for hedge accounting in accordance with IAS 39 (2009: interest income of EUR 107 million; 2008: interest income of EUR 68 million, interest expense of EUR 11 million; 2007: interest expense of EUR 42 million).

Finance costs were subject to two offsetting effects. On the one hand, interest expense increased in the 2009 financial year due to the first-time full consolidation of OTE in the consolidated financial statements. On the other, the downgrade of Deutsche Telekom's rating in the prior year and the resulting adjustments to carrying amounts for a number of bonds with rating-linked coupons had a one-time impact on interest expense in the prior year.

Since January 1, 2009 Deutsche Telekom has capitalized borrowing costs as part of the cost of qualifying assets. EUR 27 million were recognized as part of acquisition costs in the financial year. The amount was calculated on the basis of an average capitalization rate of 5.9 percent applied across the Group. The figures for prior-year periods have not been adjusted.

Accrued interest payments from derivatives (interest rate swaps) that were designated as hedging instruments in a fair value hedge in accordance with IAS 39 are netted per swap contract and recognized as interest income or interest expense depending on the net amount. Finance costs are assigned to the categories on the basis of the hedged item; only financial liabilities were hedged in the reporting period.

22 Share of profit/loss of associates and joint ventures accounted for using the equity method.

millions of €	2009	2008	2007
Share of profit (loss) of joint ventures	9	31	25
Share of profit (loss) of associates	15	(419)	30
	24	**(388)**	**55**

The share of profit or loss of associates and joint ventures accounted for using the equity method improved by EUR 0.4 billion in the financial year. This was mainly due to the impairment loss of EUR 0.5 billion that had to be recognized in the prior year on the carrying amount of the shares in OTE. OTE has been fully consolidated since the beginning of February 2009. For further details, please refer to the "Business combinations" section.

23 Other financial income/expense.

millions of €	2009	2008	2007
Income from investments	22	44	25
Gain (loss) from financial instruments	(171)	(254)	(3)
Interest component from measurement of provisions and liabilities	(677)	(503)	(396)
	(826)	**(713)**	**(374)**

All income components including interest income and expense from financial instruments classified as held for trading in accordance with IAS 39 are reported under other financial income/expense.

The EUR 0.1 billion increase in other financial expense compared with the prior year is mainly attributable to higher interest rate expenses on provisions and liabilities.

24 Income taxes.

Income taxes in the consolidated income statement.

Income taxes are broken down into current taxes paid or payable in the individual countries and into deferred taxes.

The following table provides a breakdown of income taxes in Germany and internationally:

millions of €	2009	2008	2007
Current taxes	873	**644**	**212**
Germany	163	88	(259)
International	710	556	471
Deferred taxes	909	**784**	**1,161**
Germany	353	515	1,121
International	556	269	40
	1,782	**1,428**	**1,373**

Deutsche Telekom's combined income tax rate for 2009 amounted to 30.5 percent, comprising corporate income tax at a rate of 15 percent, the solidarity surcharge of 5.5 percent on corporate income tax, and trade income tax at an average multiplier of 419 percent. The combined income tax rate amounted to 30.5 percent for 2008 and to 39 percent for 2007.

Reconciliation of the effective tax rate. Income taxes of EUR 1,782 million in the reporting year (2008: EUR 1,428 million; 2007: EUR 1,373 million) are derived as follows from the expected income tax expense that would have arisen had the statutory income tax rate of the parent company (combined income tax rate) been applied to profit before income taxes:

millions of €	2009	2008	2007
Profit before income taxes	**2,655**	**3,452**	**2,453**
Expected income tax expense (income tax rate applicable to Deutsche Telekom AG: 2009: 30.5%; 2008: 30.5%; 2007: 39%)	810	1,053	957
Adjustments to expected tax expense			
Effect of changes in statutory tax rates	26	3	734
Tax effects from prior years	(26)	29	65
Tax effects from other income taxes	161	115	42
Non-taxable income	(106)	(86)	(217)
Tax effects from equity investments	(9)	124	(23)
Non-deductible expenses	136	110	63
Permanent differences	64	(47)	28
Goodwill impairment losses	702	71	130
Tax effects from loss carryforwards	51	(34)	(306)
Tax effects from additions to and reductions of local tax	71	86	92
Adjustment of taxes to different foreign tax rates	(102)	3	(182)
Other tax effects	4	1	(10)
Income tax expense (benefit) according to the consolidated income statement	**1,782**	**1,428**	**1,373**
Effective income tax rate (%)	67	41	56

Current income taxes in the consolidated income statement. The following table provides a breakdown of current income taxes:

millions of €	2009	2008	2007
Current income taxes	**873**	**644**	**212**
Of which:			
Current tax expense	744	596	579
Prior-period tax expense (income)	129	48	(367)

Deferred taxes in the consolidated income statement. The following table shows the development of deferred taxes:

millions of €	2009	2008	2007
Deferred tax expense (income)	**909**	**784**	**1,161**
Of which:			
On temporary differences	692	409	324
On loss carryforwards	232	419	852
From tax credits	(15)	(44)	(15)

Despite the significantly lower profit/loss before income taxes, income tax expense did not decrease year-on-year; rather, it increased significantly. This was mainly attributable to higher impairment losses recognized on goodwill, in particular at T-Mobile UK. Since these impairment losses are not to be considered for tax purposes, income tax expense increased relative to profit before income taxes.

Income taxes in the consolidated statement of financial position.

Current income taxes in the consolidated statement of financial position:

millions of €	Dec. 31, 2009	Dec. 31, 2008
Recoverable taxes	144	273
Tax liabilities	(511)	(585)

Deferred taxes in the consolidated statement of financial position:

millions of €	Dec. 31, 2009	Dec. 31, 2008
Deferred tax assets	5,162	6,234
Deferred tax liabilities	(7,153)	(7,108)
	(1,991)	**(874)**
Of which: recognized in equity:		
Actuarial gains and losses	151	35
Revaluation due to business combinations	3	0
Cash flow hedges	(319)	(338)
Financial assets available for sale	3	3
	(162)	**(300)**

Development of deferred taxes:

millions of €	Dec. 31, 2009	Dec. 31, 2008
Deferred taxes recognized in statement of financial position	(1,991)	(874)
Difference to prior year	(1,117)	(809)
Of which:		
Recognized in income statement	(909)	(784)
Recognized in equity	138	(53)
Acquisitions/disposals	(482)	215
Currency translation adjustments	136	(187)

Deferred taxes relate to the following key items in the statement of financial position, loss carryforwards, and tax credits:

millions of €	Dec. 31, 2009		Dec. 31, 2008	
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Current assets	**788**	**(368)**	**659**	**(1,145)**
Trade and other receivables	339	(52)	262	(57)
Other financial assets	317	(251)	276	(1,036)
Inventories	13	(17)	13	(5)
Other assets	119	(48)	108	(47)
Non-current assets	**1,279**	**(9,739)**	**2,391**	**(9,748)**
Intangible assets	493	(6,802)	888	(6,755)
Property, plant and equipment	459	(2,588)	507	(2,135)
Investments accounted for using the equity method	0	0	0	(3)
Other financial assets	327	(349)	996	(855)
Current liabilities	**641**	**(405)**	**1,713**	**(748)**
Financial liabilities	267	(229)	117	(212)
Trade and other payables	29	(58)	1,175	(394)
Other provisions	176	(46)	305	(40)
Other liabilities	169	(72)	116	(102)
Non-current liabilities	**3,209**	**(998)**	**2,572**	**(605)**
Financial liabilities	1,572	(734)	864	(300)
Provisions for pensions and other employee benefits	542	(162)	393	(217)
Other provisions	393	(75)	664	(44)
Other liabilities	702	(27)	651	(44)
Tax credits	**196**	-	**188**	-
Loss carryforwards	**4,458**	-	**5,062**	-
Total	**10,571**	**(11,510)**	**12,585**	**(12,246)**
Of which: non-current	8,865	(10,737)	11,327	(9,982)
Allowance	(1,052)		(1,213)	
Netting	(4,357)	4,357	(5,138)	5,138
Recognition	**5,162**	**(7,153)**	**6,234**	**(7,108)**

The allowances relate primarily to loss carryforwards. This table does not include deferred taxes (deferred tax assets: EUR 0.3 billion; deferred tax liabilities: EUR 0.3 billion) attributable to T-Mobile UK, which was classified as held for sale as of the reporting date.

The loss carryforwards are shown in the following table:

millions of €	Dec. 31, 2009	Dec. 31, 2008
Loss carryforwards for corporate income tax purposes	**13,516**	**15,293**
Expiry within		
1 year	38	4
2 years	1,403	2
3 years	165	1,390
4 years	128	87
5 years	157	28
After 5 years	5,051	6,291
Unlimited carryforward period	6,574	7,491

The loss carryforwards of T-Mobile UK, which was classified as held for sale as of the reporting date, totaling EUR 1,666 million are not included in the table.

Loss carryforwards and temporary differences for which no deferred taxes were recorded amount to:

millions of €	Dec. 31, 2009	Dec. 31, 2008
Loss carryforwards for corporate income tax purposes	**3,295**	**3,952**
Expiry within		
1 year	18	4
2 years	1,127	2
3 years	46	1,146
4 years	43	34
5 years	81	22
After 5 years	202	117
Unlimited carryforward period	1,778	2,627
Temporary differences in corporate income tax	**477**	**289**

The loss carryforwards of T-Mobile UK, which was classified as held for sale as of the reporting date, totaling EUR 774 million are not included in the table.

In addition, no deferred taxes are recognized on trade tax loss carryforwards of EUR 124 million (December 31, 2008: EUR 220 million) and on temporary differences for trade tax purposes in the amount of EUR 40 million (December 31, 2008: EUR 75 million). Apart from corporate income tax loss carryforwards, no deferred taxes amounting to EUR 118 million (December 31, 2008: EUR 106 million) were recognized for other foreign income tax loss carryforwards.

No deferred tax assets were recognized on the aforementioned tax loss carryforwards and temporary differences as it is not probable that taxable profit will be available in the foreseeable future against which these tax loss carryforwards can be utilized.

A positive tax effect in the amount of EUR 12 million (2008: EUR 12 million; 2007: EUR 14 million) was recorded, attributable to the utilization of loss carryforwards on which deferred tax assets had not yet been recognized.

As the Group expects to generate future taxable profits, deferred tax assets in the amount of EUR 2,624 million were recognized on loss carryforwards and temporary differences for 2009 (December 31, 2008: EUR 2,878 million), although the respective entities generated tax losses in the current and the prior year. Furthermore, the impairment test of deferred tax assets also takes potential structural improvements into consideration.

Having streamlined T-Mobile UK's corporate structure in 2006, Deutsche Telekom believes that a capital loss has become available for tax purposes. However, as it is unlikely that the resulting loss carryforward of EUR 8,122 million, which can only be offset against certain types of profit, can be utilized, it is not included in the aforementioned loss carryforwards.

No deferred tax liabilities were recognized on temporary differences in connection with equity interests in subsidiaries amounting to EUR 1,590 million (December 31, 2008: EUR 1,485 million) as it is unlikely that these differences will be reversed in the foreseeable future.

Disclosure of tax effects relating to each component of "Other comprehensive income."

millions of €	2009			2008			2007		
	Before tax amount	Tax (expense) benefit	Net of tax amount	Before tax amount	Tax (expense) benefit	Net of tax amount	Before tax amount	Tax (expense) benefit	Net of tax amount
Actuarial gains and losses on defined benefit pension plans	(461)	116	(345)	227	(64)	163	923	(364)	559
Revaluation due to business combinations	(38)	3	(35)	0	0	0	18	0	18
Exchange differences on translating foreign operations	(211)	0	(211)	(352)	0	(352)	(2,510)	0	(2,510)
Available-for-sale financial assets	(4)	0	(4)	1	0	1	(2)	0	(2)
Of which: recognized in income statement	0	0	0	0	0	0	(1)	0	(1)
Fair value measurement of hedging instruments	(48)	19	(29)	(41)	8	(33)	(115)	137	22
Of which: recognized in income statement	8	(1)	7	(101)	5	(96)	3	(1)	2
Other income and expense recognized directly in equity	11	0	11	(8)	3	(5)	0	(1)	(1)
Other comprehensive income	**(751)**	**138**	**(613)**	**(173)**	**(53)**	**(226)**	**(1,686)**	**(228)**	**(1,914)**
Profit			873			2,024			1,080
Total comprehensive income			**260**			**1,798**			**(834)**

25 Profit attributable to non-controlling interests.

Profit attributable to non-controlling interests of EUR 520 million (2008: EUR 541 million; 2007: EUR 509 million) comprises gains of EUR 527 million (2008: EUR 859 million; 2007: EUR 549 million) and losses of EUR 7 million (2008: EUR 318 million; 2007: EUR 40 million).

Profit attributable to non-controlling interests in 2009 primarily relates to T-Mobile Czech Republic, Magyar Telekom, T-Mobile Hrvatska, HT-Hrvatske telekomunikacije and Slovak Telekom.

26 Earnings per share.

Basic and diluted earnings per share are calculated in accordance with IAS 33 as follows:

Basic earnings per share.

	2009	2008	2007
Profit attributable to the owners of the parent (net profit) (millions of €)	353	1,483	571
Adjustment	–	–	–
Adjusted net profit (basic) (millions of €)	**353**	**1,483**	**571**
Number of ordinary shares issued (millions)	4,361	4,361	4,361
Treasury shares (millions)	(2)	(2)	(2)
Shares reserved for outstanding options (T-Mobile USA/Powertel) (millions)	(19)	(19)	(20)
Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	**4,340**	**4,340**	**4,339**
Basic earnings per share/ADS (€)	**0.08**	**0.34**	**0.13**

The calculation of basic earnings per share is based on the time-weighted total number of all ordinary shares outstanding. The number of ordinary shares issued already includes all shares newly issued in the reporting period in line with their time weighting. Furthermore, the weighted average number of ordinary shares outstanding is determined by deducting the treasury shares held by Deutsche Telekom AG as well as the shares that, as part of the issue of new shares in the course of the acquisition of T-Mobile USA/Powertel, are held in a trust deposit account for later issue and later trading as registered shares and/or American depositary shares (ADSs), each multiplied by the corresponding time weighting factor.

Diluted earnings per share.

	2009	2008	2007
Adjusted profit attributable to the owners of the parent (net profit) (millions of €)	353	1,483	571
Dilutive effects on profit (loss) from stock options (after taxes) (millions of €)	0	0	0
Net profit (diluted) (millions of €)	**353**	**1,483**	**571**
Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,340	4,340	4,339
Dilutive potential ordinary shares from stock options and warrants (millions)	0	0	1
Weighted average number of ordinary shares outstanding (diluted) (millions)	**4,340**	**4,340**	**4,340**
Diluted earnings per share/ADS (€)	**0.08**	**0.34**	**0.13**

The calculation of diluted earnings per share generally corresponds to the method for calculating basic earnings per share. However, the calculation must be adjusted for all dilutive effects arising from potential ordinary shares. Equity instruments may dilute basic earnings per share in the future and – to the extent that a potential dilution already occurred in the respective reporting period – have been included in the calculation of diluted earnings per share. For further details on the equity instruments currently applicable, please refer to Notes 14 and Note 34.

27 Dividend per share.

For the 2009 financial year, the Board of Management proposes a dividend of EUR 0.78 for each no par value share carrying dividend rights. On the basis of this proposed appropriation, total dividends in the amount of EUR 3,386 million (2008: EUR 3,386 million) will be appropriated to the no par value shares carrying dividend rights at February 8, 2010.

The final amount of the total dividend payment depends on the number of no par value shares carrying dividend rights as of the date of the resolution on the appropriation of net income as adopted on the day of the shareholders' meeting.

28 Average number of employees and personnel costs.

Average number of employees.

	2009	2008	2007
Group (total)	**257,601**	**234,887**	**243,736**
Domestic	130,477	141,123	154,101
International	127,124	93,764	89,635
Non-civil servants	226,460	201,036	205,471
Civil servants (domestic)	31,141	33,851	38,265
Trainees and student interns	9,805	10,424	10,708
Personnel costs (millions of €)	**14,333**	**14,078**	**15,387**

The number of employees in the Group increased year-on-year by 22,714. This increase was largely a result of the first-time inclusion of the OTE staff in early February 2009. The headcount also grew in the Systems Solutions and United States operating segments. In the Systems Solutions operating segment, the higher staff level was due to the expansion of international business. In the United States operating segment, the rise in headcount resulted from further retail distribution growth. These effects were only partially offset by staff reductions in Germany.

The change in personnel costs, which are included in functional costs, is attributable to the headcount trends described.

29 Depreciation, amortization and impairment losses.

The following table provides a breakdown of depreciation, amortization and impairment losses included in the functional costs:

millions of €	2009	2008	2007
Amortization and impairment of intangible assets	**5,657**	**3,397**	**3,490**
Of which:			
Goodwill impairment losses	2,345	289	327
Amortization of mobile communications licenses	905	1,013	1,017
Depreciation and impairment of property, plant and equipment	**8,237**	**7,578**	**8,121**
	13,894	**10,975**	**11,611**

The following table provides a breakdown of impairment losses:

millions of €	2009	2008	2007
Intangible assets	**2,354**	**340**	**378**
Of which:			
Goodwill	2,345	289	327
U.S. mobile communications licenses	–	21	9
Property, plant and equipment	**217**	**140**	**300**
Land and buildings	193	123	238
Technical equipment and machinery	10	5	54
Other equipment, operating and office equipment	3	8	4
Advance payments and construction in progress	11	4	4
	2,571	**480**	**678**

Amortization and impairment of intangible assets mainly relate to mobile communications licenses, software, customer bases and brand names as well as goodwill. The increase in the 2009 financial year is mainly due to the full consolidation of OTE for the first time in early February 2009 as well as higher impairment losses recognized on goodwill. The Group recognized an impairment loss of EUR 1.8 billion on the goodwill of the cash-generating unit T-Mobile UK in the first quarter of 2009. T-Mobile UK has been classified as held for sale since September 8, 2009. The Group also recognized impairment losses of EUR 0.5 billion as of December 31, 2009 as a result of the annual impairment test. For further details on impairment losses, please refer to Note 5. For further details on the disclosure of T-Mobile UK, please refer to Note 4.

Depreciation of property, plant and equipment increased by EUR 0.7 billion in the reporting year, mainly as a result of the full consolidation of OTE for the first time. This increase was partially offset by lower depreciation of technical equipment and machinery as well as lower impairment of land and buildings.

Other disclosures.

30 Notes to the consolidated statement of cash flows.

Net cash from operating activities. Net cash from operating activities amounted to EUR 15.8 billion in the 2009 financial year, an increase of EUR 0.4 billion over the prior year. While cash generated from operations improved by EUR 0.6 billion, net interest paid increased by EUR 0.2 billion. The increase in cash generated from operations is the result of several factors, some of which offset each other. The Group's EBITDA increased by EUR 1.9 billion year-on-year. Taking into consideration the effects of the disposal of fully consolidated companies, this increase is EUR 0.4 billion higher. The change in assets carried as working capital increased by EUR 1.7 billion, mainly as a result of inflows of EUR 0.8 billion from the sale of receivables (factoring) and as a result of the decrease of EUR 0.5 billion in trade receivables (excluding receivables from construction contracts) which is due to improved receivables management. By contrast, the changes in provisions and other liabilities carried as working capital decreased by EUR 3.1 billion year-on-year, mainly due to lower additions to provisions for restructuring measures in combination with higher cash outflows for restructuring measures, increased utilization of provisions for personnel costs and provisions for litigation risks, as well as a reduction in trade payables. In addition, income tax payments increased by EUR 0.4 billion year-on-year, in particular as a result of the first-time full consolidation of OTE from February 2009. The increase in net interest paid is also largely attributable to this effect.

Net cash used in investing activities. Net cash used in investing activities totaled EUR 8.6 billion as compared with EUR 11.4 billion in the previous year. This development was mainly due to the addition of OTE's cash and cash equivalents amounting to EUR 1.6 billion as part of the first-time full consolidation of OTE, whereas the prior year saw outflows for the acquisition of shares in OTE amounting to EUR 3.1 billion. Cash outflows for intangible assets and property, plant and equipment increased by EUR 0.5 billion in 2009. In addition, cash outflows were impacted by EUR 0.3 billion for the deposit of cash collateral in 2009 for the acquisition of Strato AG, whereas in 2008 net cash used in investing activities was positively impacted by EUR 0.6 billion cash inflows from short-term investments.

The net cash outflows for investments in fully consolidated companies and business units increased by EUR 0.6 billion. Whereas cash outflows amounting to EUR 1.0 billion for the acquisition of SunCom and cash inflows of EUR 0.8 billion from the sale of Media&Broadcast were recorded in the 2008 financial year, the 2009 financial year saw cash outflows of EUR 1.0 billion in particular for the acquisition of additional shares in OTE in connection with put option I, and the acquisition of Zapp, and cash inflows of EUR 0.1 billion from the sale of Cosmofon.

Net cash used in financing activities. Net cash used in financing activities amounted to EUR 5.1 billion in the reporting period, compared with EUR 3.1 billion in the prior year.

This change was mostly attributable to EUR 1.1 billion lower year-on-year proceeds from the issue of non-current financial liabilities and EUR 0.6 billion higher net repayments of current financial liabilities. In addition, dividend payments increased by EUR 0.3 billion compared with 2008, in particular as a result of the first-time full consolidation of OTE in February 2009 and higher dividend payments at Slovak Telekom. The considerable decrease in issuance and repayment of current financial liabilities year-on-year is primarily attributable to the issuance of commercial paper in 2009 to finance short-term liquidity needs. This is contrasted by the drawdown of several short-term credit lines in the prior year.

The issue of financial liabilities in the 2009 financial year consisted in particular of the issue of a Eurobond for EUR 2.0 billion, medium-term notes for EUR 2.0 billion, U.S. dollar bonds for EUR 1.1 billion, and promissory notes for EUR 0.2 billion. Medium-term notes for an amount of EUR 3.7 billion, a U.S. dollar bond for an amount of EUR 0.7 billion, commercial paper for a net amount of EUR 0.6 billion, a medium-term note of OTE for an amount of EUR 0.6 billion and promissory notes and other loans for EUR 0.4 billion were repaid during the same period.

31 Segment reporting.

Since July 1, 2009, Deutsche Telekom's organizational structure has reflected the realigned management structure approved by the Supervisory Board on April 29, 2009. The new structure increases regional market responsibility in the combined fixed-network and mobile communications business. The realignment also resulted in a change to the structure of the operating segments from July 1, 2009. Since July 1, 2009, Deutsche Telekom has reported on the five operating segments Germany, United States, Europe, Southern and Eastern Europe, and Systems Solutions as well as on Group Headquarters & Shared Services.

The business activities in four of these five operating segments are assigned by regions and in the fifth by customers and products.

The **Germany** operating segment comprises all fixed-network and mobile activities in Germany. In addition, the operating segment provides wholesale telecommunications services for the Group's other operating segments. The **United States** operating segment combines all mobile activities in the U.S. market. The **Europe** operating segment covers all activities of the mobile communications companies in the United Kingdom, Poland, the Netherlands, the Czech Republic and Austria, as well as the International Carrier Sales and Services unit, which provides wholesale telecommunications services for the Group's other operating segments. The **Southern and Eastern Europe** operating segment comprises all fixed-network and mobile communications operations of the national companies in Hungary, Croatia, Slovakia, Greece, Romania, Bulgaria, Albania, the F.Y.R.O. Macedonia, and Montenegro.

Fixed-network business includes all voice and data communications activities based on fixed-network and broadband technology. This includes the sale of terminal equipment and other hardware, as well as the sale of services to resellers.

The mobile communications business offers mobile voice and data services to consumers and business customers. Mobile terminals and other hardware are sold in connection with the services offered. In addition, T-Mobile services are sold to resellers and to companies that buy network services and market them independently to third parties (MVNOs).

The **Systems Solutions** operating segment bundles business with ICT products and solutions for large multinational corporations under the T-Systems brand. The operating segment offers its customers information and communication technology (ICT) from a single source. It develops and operates infrastructure and industry solutions for multinational corporations and public institutions. The products and services offered range from standard products and IP-based high-performance networks through to complete ICT solutions.

Group Headquarters & Shared Services comprises Service Headquarters and those subsidiaries of Deutsche Telekom AG that are not allocated to the operating segments.

The around 160,000 business customers of the Systems Solutions operating segment (called the Business Customers operating segment until December 31, 2008), which were transferred to the former Broadband/Fixed Network operating segment as of January 1, 2009, are now included in the Germany operating segment.

All of the information presented here has been incorporated into the following tables, and prior-year and comparative figures have been adjusted accordingly. The reconciliation summarizes the elimination of intersegment transactions.

The measurement principles for Deutsche Telekom's segment reporting structure are based on the IFRSs adopted in the consolidated financial statements. Deutsche Telekom evaluates the segments' performance based on revenue and profit or loss from operations (EBIT), among other factors. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices. Segment assets and liabilities include all assets and liabilities that are accounted for on the basis of the financial statements prepared by the operating segments and included in the consolidated financial statements. Segment investments include additions to intangible assets and property, plant and equipment. Where entities accounted for using the equity method are directly allocable to a segment, their share of profit or loss after income taxes and their carrying amount is reported in this segment's accounts. The following tables show the performance indicators used by Deutsche Telekom to evaluate the segments' performance as well as additional segment-related indicators:

millions of €		Net revenue	Intersegment revenue	Total revenue	Profit (loss) from operations (EBIT)	Interest income	Interest expense	Share of profit (loss) of associates and joint ventures accounted for using the equity method	Income taxes
Germany	2009	23,813	1,610	25,423	5,062	172	(107)	2	(13)
	2008	24,754	1,646	26,400	4,624	654	(425)	(1)	16
	2007	26,134	1,982	28,116	4,691	524	(420)	7	(9)
United States	2009	15,457	14	15,471	2,233	16	(543)	6	(643)
	2008	14,942	15	14,957	2,299	81	(577)	6	(694)
	2007	14,050	25	14,075	2,017	99	(457)	6	(518)
Europe	2009	9,486	548	10,034	(905)	92	(187)	0	(160)
	2008	10,798	556	11,354	496	190	(269)	0	(58)
	2007	10,675	559	11,234	86	150	(264)	0	202
Southern and Eastern Europe	2009	9,510	175	9,685	1,037	126	(479)	7	(420)
	2008	4,497	148	4,645	915	99	(151)	7	(223)
	2007	4,458	142	4,600	1,010	80	(139)	38	(214)
Systems Solutions	2009	6,083	2,715	8,798	(11)	39	(46)	10	(12)
	2008	6,368	2,975	9,343	81	82	(59)	41	(10)
	2007	6,911	3,660	10,571	(229)	72	(97)	1	(43)
Group Headquarters & Shared Services	2009	253	2,157	2,410	(1,249)	1,156	(2,768)	0	(570)
	2008	307	2,474	2,781	(1,266)	1,559	(3,627)	(441)	(476)
	2007	288	2,855	3,143	(2,243)	1,206	(3,272)	2	(720)
Total	2009	**64,602**	**7,219**	**71,821**	**6,167**	**1,601**	**(4,130)**	**25**	**(1,818)**
	2008	**61,666**	**7,814**	**69,480**	**7,149**	**2,665**	**(5,108)**	**(388)**	**(1,445)**
	2007	**62,516**	**9,223**	**71,739**	**5,332**	**2,131**	**(4,649)**	**54**	**(1,302)**
Reconciliation	2009	-	(7,219)	(7,219)	(155)	(1,260)	1,234	(1)	36
	2008	-	(7,814)	(7,814)	(109)	(2,257)	2,213	0	17
	2007	-	(9,223)	(9,223)	(46)	(1,870)	1,874	1	(71)
Group	2009	64,602	-	64,602	6,012	341	(2,896)	24	(1,782)
	2008	61,666	-	61,666	7,040	408	(2,895)	(388)	(1,428)
	2007	62,516	-	62,516	5,286	261	(2,775)	55	(1,373)

		Segment assets millions of €	Segment liabilities millions of €	Segment investments millions of €	Investments accounted for using the equity method millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Employees (average)
Germany	2009	52,002	16,244	3,221	23	(4,189)	(7)	84,584
	2008	49,797	14,693	3,412	18	(4,164)	(16)	89,961
	2007	49,289	15,286	3,386	19	(4,292)	(49)	94,460
United States	2009	36,087	19,326	2,494	18	(2,025)	(3)	38,231
	2008	37,213	20,998	3,615	14	(1,863)	(21)	36,076
	2007	33,602	13,998	2,203	10	(1,883)	(9)	31,655
Europe	2009	21,668	10,372	804	0	(1,561)	(1,850)	18,105
	2008	23,297	7,539	1,095	3	(2,229)	(128)	17,945
	2007	27,379	9,234	1,485	0	(2,364)	(336)	17,189
Southern and Eastern Europe	2009	25,120	11,724	4,009	52	(2,211)	(536)	51,172
	2008	11,054	3,130	844	65	(861)	(173)	21,229
	2007	10,726	3,112	732	67	(913)	(24)	23,442
Systems Solutions	2009	8,872	5,932	837	54	(718)	(3)	45,328
	2008	9,280	6,342	846	46	(765)	(16)	46,095
	2007	10,841	6,973	934	18	(863)	(25)	49,433
Group Headquarters & Shared Services	2009	120,162	78,379	747	0	(660)	(173)	20,181
	2008	116,948	75,764	545	3,411	(646)	(127)	23,581
	2007	109,902	71,915	442	4	(666)	(258)	27,557
Total	**2009**	**263,911**	**141,977**	**12,112**	**147**	**(11,364)**	**(2,572)**	**257,601**
	2008	**247,589**	**128,466**	**10,357**	**3,557**	**(10,528)**	**(481)**	**234,887**
	2007	**241,739**	**120,518**	**9,182**	**118**	**(10,981)**	**(701)**	**243,736**
Reconciliation	2009	(136,137)	(56,140)	(645)	-	41	1	-
	2008	(124,449)	(48,438)	(240)	-	33	1	-
	2007	(121,066)	(45,090)	(105)	-	48	23	-
Group	2009	127,774	85,837	11,467	147	(11,323)	(2,571)	257,601
	2008	123,140	80,028	10,117	3,557	(10,495)	(480)	234,887
	2007	120,673	75,428	9,077	118	(10,933)	(678)	243,736

millions of €		Net cash from operating activities	Net cash (used in) from investing activities	Of which: cash capex *	Net cash (used in) from financing activities
Germany	2009	9,777	(2,801)	(3,158)	(3,689)
	2008	9,941	(2,791)	(3,038)	(7,224)
	2007	8,587	483	(3,014)	(2,238)
United States	2009	3,929	(3,014)	(2,666)	(1,004)
	2008	3,740	(2,892)	(2,540)	(852)
	2007	3,622	(2,713)	(1,958)	(831)
Europe	2009	2,175	(1,413)	(879)	(3,839)
	2008	2,605	(1,525)	(1,152)	(1,436)
	2007	2,474	(2,774)	(1,148)	435
Southern and Eastern Europe	2009	2,859	(97)	(1,610)	(2,232)
	2008	1,691	(523)	(865)	(464)
	2007	1,655	(452)	(732)	(710)
Systems Solutions	2009	325	(643)	(681)	88
	2008	766	9	(823)	(838)
	2007	688	(839)	(903)	932
Group Headquarters & Shared Services	2009	6,801	(2,995)	(449)	(2,147)
	2008	3,366	(1,021)	(426)	(1,028)
	2007	1,120	(4,871)	(340)	(6,902)
Total	2009	**25,866**	**(10,963)**	**(9,443)**	**(12,823)**
	2008	**22,109**	**(8,743)**	**(8,844)**	**(11,842)**
	2007	**18,146**	**(11,166)**	**(8,095)**	**(9,314)**
Reconciliation	2009	(10,071)	2,314	241	7,700
	2008	(6,741)	(2,641)	137	8,745
	2007	(4,432)	3,112	80	3,189
Group	2009	15,795	(8,649)	(9,202)	(5,123)
	2008	15,368	(11,384)	(8,707)	(3,097)
	2007	13,714	(8,054)	(8,015)	(6,125)

* Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment, as shown in the statement of cash flows.

Information on geographic areas. The Group's non-current assets and net revenue are shown by region. These are the regions in which Deutsche Telekom is active: Germany, Europe (excluding Germany), North America and Other countries. The Europe (excluding Germany) region covers the entire European Union (excluding Germany) and the other countries in Europe. The North America region comprises the United States and Canada. "Other countries" includes all countries that are not Germany or in Europe (excluding Germany) or North America. Non-current assets are allocated to the regions according to the location of the assets in question. Non-current assets encompass intangible assets; property, plant and equipment; investments accounted for using the equity method as well as other non-current assets. Net revenue is allocated according to the location of the respective customers' operations.

Information on products and services. Revenue generated with external customers for groups of comparable products and services developed as follows:

millions of €	Net revenue		
	2009	2008	2007
Telecommunications	58,266	54,991	55,317
Systems solutions	6,083	6,368	6,911
Other	253	307	288
	64,602	**61,666**	**62,516**

millions of €	Non-current assets			Net revenue		
	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007	2009	2008	2007
Germany	40,499	44,385	44,817	28,033	28,885	30,694
International	57,362	55,227	52,702	36,569	32,781	31,822
Of which:						
Europe (excluding Germany)	26,575	23,854	25,238	20,573	17,324	17,264
North America	30,717	31,298	27,407	15,527	14,931	14,159
Other countries	70	75	57	469	526	399
Group	**97,861**	**99,612**	**97,519**	**64,602**	**61,666**	**62,516**

32 Contingencies.

As of the reporting date, the Group was exposed to contingent liabilities amounting to EUR 724 million (December 31, 2008: EUR 591 million) that, on the basis of the information and estimates available, do not fulfill the requirements for recognition as liabilities in the statement of financial position. Deutsche Telekom is involved in a number of court and arbitration proceedings in connection with its regular business activities. Litigation provisions include the costs of legal counsel services and any probable losses. Deutsche Telekom does not believe that any additional costs arising from legal counsel services or the results of proceedings will have a material adverse effect on the results of operations and financial position of the Group.

In addition to individual cases that do not have any significant impact on their own, the aforementioned total contingent liabilities include the following:

Year-end bonus for civil servants. In November 2004, the Federal Republic of Germany passed the Act to amend the Act on the Legal Provisions for the Former Deutsche Bundespost Staff (Postpersonalrechtsgesetz – PostPersRG), which abolished the obligation on Deutsche Telekom and other private companies to pay active civil servants an annual year-end bonus under the German Federal Act on Bonus Payments (Bundessonderzahlungsgesetz). This Act was reviewed at several court instances. In December 2008, the Federal Administrative Court ruled to refer the question as to whether § 10 PostPersRG is constitutional to the Federal Constitutional Court for a judicial review pursuant to Article 100 of the Basic Law. It is uncertain when the Federal Constitutional Court will announce its ruling. If the court rules that the abolition of the bonus payment was unconstitutional, Deutsche Telekom AG's supplementary payment risk would total EUR 0.2 billion for the period 2004 through June 2009.

T-Online appraisal rights proceedings. After the merger of T-Online International AG into Deutsche Telekom AG became effective on June 6, 2006, Deutsche Telekom AG was served around 250 applications for a court review of the fairness of the exchange ratio stipulated in the merger agreement dated March 8, 2005. Under the German Reorganization and Transformation Act (Umwandlungsgesetz), former shareholders of T-Online can request the Frankfurt/Main Regional Court to review the fairness of the exchange ratio in the course of appraisal rights proceedings (Spruchverfahren). The court ruled on March 13, 2009 that the exchange ratio for the T-Online shares was not fair and deemed a supplementary payment of EUR 1.15 per share fair. This decision is not yet final and legally binding. Deutsche Telekom filed an appeal (sofortige Beschwerde) against the ruling immediately and within the stipulated period. Because the complaints do not stipulate a precise numerical claim, but rather target a supplementary cash payment in the amount deemed appropriate by the court, it is not possible at present to estimate whether Deutsche Telekom will be ordered to make a supplementary payment and if so, in what amount. Deutsche Telekom believes the plaintiffs' claims are unfounded. However, should the current ruling of the Regional Court of Frankfurt/Main become legally binding and Deutsche Telekom be ordered to make a supplementary payment of EUR 1.15 per share to the former shareholders of T-Online, this could result in a payment of approximately EUR 0.2 billion. The amount of EUR 1.15 per share is a possible, but not the most probable outcome in the event that the Higher Regional Court determines that there is to be a supplementary cash payment. It is also possible that in this event the Higher Regional Court will call in an expert consultant to conduct a partial or full revaluation. The expert consultant's (partial) revaluation may result in no supplementary cash payment at all, but may also result in a higher payment than EUR 1.15 per share.

Likewise, on the basis of the information and estimates available, the issues listed below do not fulfill the requirements for recognition as liabilities in the statement of financial position. As, however, the Group is unable to estimate the amount of the contingent liabilities in each case due to the uncertainties described below, they have not been included in the aforementioned total contingent liabilities.

Toll Collect. In order to fulfill their obligations as set out in the agreement (operating agreement) with the Federal Republic of Germany, Deutsche Telekom AG, Daimler Financial Services AG and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) have concluded a consortium agreement on the development and setup of an electronic system for collecting toll charges for the use of German autobahns by commercial vehicles with a permissible total weight of more than 12 tons, and on the operation of this system via a joint venture company. Deutsche Telekom AG and Daimler Financial Services AG each hold a 45-percent stake in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH) (together Toll Collect), while Cofiroute holds the remaining 10-percent stake in each.

Under the operating agreement, the toll collection system had to be operational no later than August 31, 2003. Following a delay in launching the system, which resulted in revenue losses at Toll Collect and the payment of contractual penalties, the toll collection system was launched on January 1, 2005 using on-board units that allowed for slightly less than full technical performance in accordance with the original specifications (phase 1). On January 1, 2006, the fully functioning toll collection system was installed and put into operation as required in the operating agreement (phase 2). On December 20, 2005, Toll Collect GmbH received the preliminary operating permit in accordance with the operating agreement. Toll Collect GmbH anticipates receiving the final operating permit and has been operating the toll collection system in the interim period using the preliminary operating permit.

On August 2, 2005, the Federal Republic of Germany initiated arbitration proceedings against Deutsche Telekom AG, Daimler Financial Services AG and Toll Collect GbR. The Federal Republic claims to have lost toll revenues of approximately EUR 3.5 billion plus interest (5 percent per year above the applicable base interest rate since the arbitration proceedings were initiated), alleging – among other things – that it was deceived as to the likelihood of operations commencing on September 1, 2003. In May 2008, the Federal Republic of Germany slightly reduced its claim to around EUR 3.3 billion plus interest (5 percent per year above the applicable base interest rate since the arbitration proceedings were initiated). The asserted claims for contractual penalties total approximately EUR 1.7 billion plus interest (5 percent per year above the applicable base interest rate since the arbitration proceedings were initiated). The contractual penalties are based on alleged violations of the operator agreement (lack of consent to subcontracting, delayed provision of on-board units and monitoring equipment). Deutsche Telekom AG believes the claims of the Federal Republic to be unfounded and is contesting them. The statement of defense was submitted to the arbitration court on June 30, 2006. The plaintiff's reply was submitted to the arbitration court on February 14, 2007. The defendant's rejoinder was submitted to the arbitration court on October 1, 2007. Further declarations were received from the Federal Republic of Germany on January 7 and February 6, 2008. The initial hearing took place in June 2008 during which the arbitration court discussed legal issues with the parties. No arbitrational ruling was made on the claims asserted. Under orders from the arbitration court, each party submitted documents to the other party at the end of September 2008, as well as a written statement at the end of November 2008 addressing the legal issues discussed during the hearing and in the documents submitted.

On May 15, 2009, the parties presented written responses to the relevant statement from the other party. The arbitration court also scheduled another hearing for October 19 to 22, 2009. In this connection, the arbitration court ordered the submission of further documents and papers as well as witness examinations and appointed three experts to evaluate by September 30, 2009 the plausibility of the expert opinions that had been presented by the parties. In July and August 2009, the defendants became aware of information that gave rise to concerns of bias regarding the arbitrator appointed by the Federal Republic, following which the defendants filed a request with the arbitration court to reject the arbitrator on the grounds of bias. On September 4, 2009, the arbitration court ruled to cancel the hearing date and the submission of expert opinions on plausibility. On September 30, 2009, the arbitration court rejected the defendant's request. Following this decision, the defendants filed a rejection request with the Berlin Administrative Court on November 6, 2009.

Toll Collect GmbH filed for arbitration against the Federal Republic of Germany on May 25, 2007 requesting, among other things, the granting of a final operating permit and the payment of outstanding claims. Following an increase in the claim by Toll Collect GmbH on May 15, 2009, the asserted claims for payment total EUR 0.7 billion plus interest. The Federal Republic of Germany filed a counterclaim against Toll Collect GmbH with rebutter dated September 30, 2009 for EUR 0.2 billion plus interest, claiming, among other things, excessive compensation had been paid and contractual penalties that were allegedly due. Just as the defendants in the arbitrational proceedings initiated by the Federal Republic, Toll Collect GmbH has also applied to reject the arbitrator appointed by the Federal Republic on the grounds of bias. Following the aforementioned ruling of the arbitration court, Toll Collect GmbH also filed a rejection request with the Berlin Administrative Court on November 6, 2009.

Each consortium member has submitted guarantees for Toll Collect GmbH's obligations to the Federal Republic of Germany in connection with the completion and operation of the toll system. In addition, Deutsche Telekom AG has given a guarantee for bank loans to Toll Collect GmbH. These guarantees, which are subject to certain terms and conditions, are described below:

- **Bank loans guarantee.** Deutsche Telekom AG guarantees to third parties bank loans of up to a maximum amount of EUR 115 million granted to Toll Collect GmbH. These guarantees for bank loans will expire on May 31, 2012.
- **Equity maintenance undertaking.** The consortium partners have the obligation, on a joint and several basis, to provide Toll Collect GmbH with additional equity in order to ensure a minimum equity ratio of 15 percent (in the single-entity financial statements prepared in accordance with German GAAP) (equity maintenance undertaking). This obligation ends when the operating agreement expires on August 31, 2015, or earlier if the operating agreement is terminated early.

In June 2006, the Federal Republic of Germany began to partially offset its monthly advance payments for operating fees to Toll Collect GmbH of EUR 8 million against the contractual penalty claims that are already subject of the aforementioned arbitration proceedings. As a result, it may become necessary for the consortium members to provide Toll Collect GmbH with further liquidity.

Cofiroute's risks and obligations are limited to EUR 70 million. Deutsche Telekom AG and Daimler Financial Services AG have the obligation, on a joint and several basis, to indemnify Cofiroute against further claims.

Deutsche Telekom believes the claims of the Federal Republic of Germany are unfounded. Furthermore, the amount of a possible settlement attributable to the equity maintenance undertaking or the arbitration proceedings described, which may be material, cannot be estimated because of the aforementioned uncertainties.

ULL rate approvals. In November 2008, the Cologne Administrative Court revoked the rates approval for the unbundled local loop line (ULL) from 1999 with regard to the monthly charges. Both Deutsche Telekom and the Federal Network Agency filed complaints against non-allowance of appeal. In a ruling dated October 5, 2009, the Federal Administrative Court rejected these complaints because the points raised relate to the old legal framework. The rulings of Cologne Administrative Court revoking the approvals thus became legally effective and the rate approval proceedings from 1999 were revived, i.e., the Federal Network Agency must decide again on ULL monthly charges for the period from February 1999 to March 2001. Under its rulings dated August 27, 2009, the Cologne Administrative Court revoked the 2001 ULL rate approval, which relates to monthly charges for the period April 2001 through March 2003 and one-time charges for the period April 2001 through March 2002. In its rulings dated November 19, 2009, the Cologne Administrative Court then revoked the 2002 rate approval, which relates to one-time charges for the period April 2002 through June 2003. These rulings are not legally effective because both Deutsche Telekom and the Federal Network Agency have filed complaints against non-allowance of appeal. If the rulings become legally effective, the Federal Network Agency would have to decide again on the rates for the period April 2001 to March 2003 or June 2003. All other rulings of the Federal Network Agency on ULL rates since 1999 have been challenged and, apart from the 1999 ULL one-time charges, are therefore not final.

33 Disclosures on leases.

Deutsche Telekom as lessee.

Finance leases. When a lease transfers substantially all risks and rewards to Deutsche Telekom as lessee, Deutsche Telekom initially recognizes the leased assets in the statement of financial position at the lower of fair value or present value of the future minimum lease payments. Most of the leased assets carried in the statement of financial position as part of a finance lease relate to long-term rental and lease agreements for office buildings with a typical lease term of up to 25 years. The agreements include extension and purchase options. The table on the right shows the net carrying amounts of leased assets capitalized in connection with a finance lease as of the reporting date:

millions of €	Dec. 31, 2009	Of which: sale and leaseback transactions	Dec. 31, 2008	Of which: sale and leaseback transactions
Land and buildings	1,035	591	1,116	649
Technical equipment and machinery	35	9	57	-
Other	21	0	24	1
Net carrying amounts of leased assets capitalized	**1,091**	**600**	**1,197**	**650**

At the commencement of the lease term, Deutsche Telekom recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the income statement.

The following table provides a breakdown of these amounts:

millions of €	Minimum lease payments		Interest component		Present values	
	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback
Dec. 31, 2009						
Maturity						
Within 1 year	231	114	110	66	121	48
In 1 to 3 years	387	211	202	120	185	91
In 3 to 5 years	358	213	154	104	204	109
After 5 years	1,415	860	502	334	913	526
	2,391	**1,398**	**968**	**624**	**1,423**	**774**
Dec. 31, 2008						
Maturity						
Within 1 year	236	116	116	68	120	48
In 1 to 3 years	404	210	215	128	189	82
In 3 to 5 years	367	212	170	113	197	99
After 5 years	1,586	967	578	384	1,008	583
	2,593	**1,505**	**1,079**	**693**	**1,514**	**812**

Operating leases. Beneficial ownership of a lease is attributed to the lessor if this is the party to which all the substantial risks and rewards incidental to ownership of the asset are transferred. The lessor recognizes the leased asset in their statement of financial position. Deutsche Telekom recognizes the lease payments made during the term of the operating lease in profit or loss. Deutsche Telekom's obligations arising from non-cancelable operating leases are mainly related to long-term rental or lease agreements for network infrastructure, radio towers and real estate. Some leases include extension options and provide for stepped rents. The obligations from operating leases as of December 31, 2009 do not include the obligations of T-Mobile UK, classified as held for sale at the reporting date. The operating lease expenses recognized in profit or loss amounted to EUR 2.1 billion as of the end of 2009 (2008: EUR 2.0 billion; 2007: EUR 1.8 billion). The following table provides a breakdown of future obligations arising from operating leases:

millions of €	Dec. 31, 2009	Dec. 31, 2008
Maturity		
Within 1 year	2,553	2,414
In 1 to 3 years	4,195	3,864
In 3 to 5 years	3,325	2,988
After 5 years	14,475	13,407
	24,548	**22,673**

Deutsche Telekom as lessor.

Finance leases. Deutsche Telekom acts as lessor in connection with finance leases. Essentially, these relate to the leasing of routers which Deutsche Telekom provides to its customers for data and telephone network solutions. Deutsche Telekom recognizes a receivable in the amount of the net investment in the lease. The lease payments made by the lessees are split into an interest component and a principal component using the effective interest method. The lease receivable is reduced by the principal received. The interest component of the payments is recognized as finance income in the income statement.

The amount of the net investment in a finance lease is determined as shown in the following table:

millions of €	Dec. 31, 2009	Dec. 31, 2008
Minimum lease payments	307	334
Unguaranteed residual value	-	-
Gross investment	307	334
Unearned finance income	(43)	(51)
Net investment (present value of the minimum lease payments)	**264**	**283**

The gross investment amount and the present value of payable minimum lease payments are shown in the following table:

millions of €	Dec. 31, 2009		Dec. 31, 2008	
	Gross investment	Present value of minimum lease payments	Gross investment	Present value of minimum lease payments
Maturity				
Within 1 year	98	83	128	108
In 1 to 3 years	131	112	122	102
In 3 to 5 years	57	49	52	43
After 5 years	21	20	32	30
	307	**264**	**334**	**283**

Operating leases. Deutsche Telekom acts as a lessor in connection with operating leases and continues to recognize the leased assets in its statement of financial position. The lease payments received are recognized in profit or loss. The leases mainly relate to the rental of building space and radio towers and have an average term of ten years. The future minimum lease payments arising from non-cancelable operating leases are shown in the following table:

millions of €	Dec. 31, 2009	Dec. 31, 2008
Maturity		
Within 1 year	338	330
In 1 to 3 years	406	354
In 3 to 5 years	318	281
After 5 years	624	614
	1,686	**1,579**

Agreements that are not leases in substance. In 2002, T-Mobile Deutschland GmbH concluded so-called lease-in/lease-out agreements (QTE lease agreements) for substantial parts of its GSM mobile communications network (amounting to USD 0.8 billion). The contracting parties were initially four and, after the contract with one of them was terminated by mutual agreement in 2009, three U.S. trusts backed by U.S. investors. Under the terms of the principal lease agreements, T-Mobile Deutschland GmbH is obliged to grant the respective U.S. trust unhindered use of the leased objects for a period of 30 years. After expiry of the principal lease agreements, the U.S. trusts have the right to acquire the network components for a purchase price of USD 1.00 each. In return, T-Mobile Deutschland GmbH has leased the network components back for 16 years by means of sub-lease agreements. After around 13 years, T-Mobile Deutschland GmbH has the option of acquiring the rights of the respective U.S. trust arising from the principal lease agreements (call option). Upon exercise of this call option, all the rights of the U.S. trust in question to the leased objects arising are transferred to T-Mobile Deutschland GmbH. In this case, T-Mobile Deutschland GmbH would be the only party to the principal lease agreement, meaning that this agreement would be extinguished as a result of the fusion of rights and obligations under the agreement.

34 Stock-based compensation plans.

Stock option plans.

The following table provides an overview of all existing stock option plans (SOPs) of Deutsche Telekom AG, T-Online International AG (prior to merger), T-Mobile USA and the OTE group:

Entity	Plan	Year of issuance	Stock options granted (thousands)	Vesting period (years)	Contractual term (years)	Weighted exercise price	Share price at grant date	Maximum price for SARs	Comments	Classi-fication/ accounting treatment
Deutsche Telekom AG	2001 SOP	2001	8,221	2 – 3	10	€ 30.00	€ 19.10			Equity-settled
		2002	3,928	2 – 3	10	€ 12.36	€ 10.30			Equity-settled
	SARs	2001	165	2 – 3	10	€ 30.00	€ 19.10	€ 50.00		Cash-settled
		2002	3	2 – 3	10	€ 12.36	€ 10.30	€ 20.60		Cash-settled
T-Online International AG	2001 SOP	2001	2,369	2 – 3	10	€ 10.35	€ 8.28			Cash-settled
		2002	2,067	2 – 6	10	€ 10.26	€ 8.21			Cash-settled
T-Mobile USA	Acquired SOPs	2001	24,278	up to 4	max. 10	USD 15.36				Equity-settled
		2002	5,964	up to 4	max. 10	USD 13.35				Equity-settled
		2003	1,715	up to 4	max. 10	USD 12.86				Equity-settled
	Powertel	2001	5,323	up to 4	max. 10	USD 20.04				Equity-settled
	T-Mobile USA/ Powertel	2004	230	up to 4	max. 10	USD 19.64			Plans merged	Equity-settled
OTE group	Cosmote group	2005 – 2007	3,440	up to 3	6	€ 14.90	€ 15.48		Modified in 2008 and 2009	Equity-settled
	OTE (original) 2008	2008	3,142	up to 3	max. 6	€ 15.70	€ 21.38		Modified in 2008 and 2009	Equity-settled
	OTE group 2008	2009	3,226	up to 3	max. 6	€ 16.20	€ 10.40		Modified in 2009	Equity-settled

Supplemental information on the stock option plans.

Deutsche Telekom AG. In May 2001, the shareholders' meeting approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002. Furthermore, in 2001 and 2002, Deutsche Telekom also granted stock appreciation rights (SARs) to employees in countries where it was not legally possible to issue stock options.

The characteristics of the options outstanding/exercisable as of the reporting date (December 31, 2009) are as follows:

Deutsche Telekom AG

Options outstanding/exercisable as of Dec. 31, 2009			
Range of exercise prices (€)	Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (€)
10 – 20	2,675	2.5	12.36
21 – 40	5,382	1.6	30.00
	8,057	**1.9**	**24.14**

The table below shows the changes in outstanding options issued by Deutsche Telekom AG:

Deutsche Telekom AG	2001 SOP		SARs	
	Stock options (thousands)	Weighted average exercise price (€)	SARs (thousands)	Weighted average exercise price (€)
Stock options outstanding/exercisable at January 1, 2009	**9,006**	**24.38**	**138**	**29.93**
Granted	0	–	0	–
Exercised	0	–	0	–
Forfeited	949	26.43	4	30.00
Stock options outstanding/exercisable at December 31, 2009	**8,057**	**24.14**	**134**	**29.93**
Supplemental information for 2009				
Remaining contractual life of options outstanding at end of period (years, weighted)	1.9		1.6	

Deutsche Telekom AG (formerly T-Online International AG (prior to merger)). In May 2001, the shareholders' meeting approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002.

The merger of T-Online International AG into Deutsche Telekom AG became effective upon entry in the commercial register on June 6, 2006. Under the merger agreement, as of this date Deutsche Telekom AG granted rights equivalent to the stock options awarded by T-Online International AG. When exercising a stock option, the holders of such rights receive 0.52 shares in Deutsche Telekom AG. The Board of Management of Deutsche Telekom AG has made use of the possibility of a future cash compensation provided for under the merger agreement and the option terms and conditions.

The table below shows the changes in outstanding options issued by the former T-Online International AG:

T-Online International AG (prior to merger)	2001 SOP	
	Stock options (thousands)	Weighted average exercise price (€)
Stock options outstanding/ exercisable at January 1, 2009	**2,840**	**10.30**
Granted	0	-
Exercised	0	-
Forfeited	494	10.31
Stock options outstanding/ exercisable at December 31, 2009	**2,346**	**10.30**

The characteristics of the options outstanding/exercisable as of the reporting date are as follows:

T-Online International AG (prior to merger)

Options outstanding/exercisable as of Dec. 31, 2009			
Range of exercise prices (€)	Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (€)
10 - 20	**2,346**	**2.1**	**10.30**

T-Mobile USA. Prior to the acquisition on May 31, 2001 of T-Mobile USA (formerly VoiceStream and Powertel), the companies had granted stock options to their employees under the 1999 Management Incentive Stock Option Plan (MISOP). These plans were combined as of January 1, 2004 into a single T-Mobile plan. The exchange ratio for VoiceStream shares was 3.7647 per share and for Powertel shares 2.6353 per share. The plan has now expired and no more options can be issued.

The table below shows the changes in outstanding options issued by T-Mobile USA:

T-Mobile USA	Stock options (thousands)	Weighted average exercise price (USD)
Stock options outstanding/ exercisable at January 1, 2009	**6,060**	**23.00**
Granted	0	-
Exercised	247	8.88
Forfeited	410	23.07
Expired	0	-
Stock options outstanding/ exercisable at December 31, 2009	**5,403**	**23.64**

The characteristics of the options outstanding/exercisable as of the reporting date are as follows:

T-Mobile USA

Options outstanding/exercisable as of Dec. 31, 2009			
Range of exercise prices (USD)	Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (USD)
3.81 - 15.19	1,202	2.3	13.06
15.20 - 30.39	3,617	0.8	25.87
30.40 - 34.19	524	0.4	31.00
34.20 - 38.00	60	0.1	37.04
	5,403	**1.1**	**23.64**

OTE group. In July 2008, the OTE shareholders' meeting passed a resolution to introduce a modified stock option plan that united the original OTE and Cosmote stock option plans and now only grants options on OTE shares.

The table below shows the changes in outstanding options issued by OTE:

OTE group	Stock options (thousands)	Weighted average exercise price (€)
Stock options outstanding/ exercisable at January 1, 2009	**6,008**	**15.31**
Granted	3,226	16.21
Exercised	0	–
Forfeited	559	16.23
Expired	0	–
Stock options outstanding at December 31, 2009	**8,675**	**15.59**
Stock options exercisable at December 31, 2009	**4,485**	**15.05**

The characteristics of the options outstanding/exercisable as of the reporting date are as follows:

OTE group

Options outstanding as of Dec. 31, 2009			
Range of exercise prices (€)	Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (€)
11.96 – 16.57	**8,675**	**3.9**	**15.59**

OTE group

Options exercisable as of Dec. 31, 2009			
Range of exercise prices (€)	Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (€)
11.96 – 16.57	**4,485**	**3.9**	**15.05**

Mid-Term Incentive Plans (MTIPs)/Phantom Share Plan.

Deutsche Telekom has introduced Mid-Term Incentive Plans (MTIPs) and a Phantom Share Plan (PSP) to ensure competitive total compensation for members of the Board of Management, senior executives, and other beneficiaries of the Deutsche Telekom Group.

Mid-Term Incentive Plans. In the 2004 financial year, Deutsche Telekom introduced Mid-Term Incentive Plans (MTIPs) to ensure competitive total compensation for members of the Board of Management, senior executives, and other beneficiaries of the Deutsche Telekom Group. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom AG and other participating Group entities that promotes mid- and long-term value creation in the Group, and therefore aligns the interests of management and shareholders.

The MTIP is a cash-based plan pegged to two equally weighted, share-based performance parameters – one absolute and one relative. If both performance targets are achieved, then the total amount earmarked as an award to the beneficiaries by the respective employers is paid out; if one performance target is achieved, 50 percent of the amount is paid out, and if neither performance target is achieved, no payment is made.

The absolute performance target is achieved if, at the end of the individual plans, Deutsche Telekom's share price has risen by at least 30 percent compared with its share price at the beginning of the plan. The benchmark for the assessment is the non-weighted average closing price of the T-Share in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG) during the last 20 trading days prior to the beginning and end of the plan.

The relative performance target is achieved if the total return of the T-Share has outperformed the Dow Jones EURO STOXX® Total Return Index on a percentage basis during the term of the individual plan. The benchmark is the non-weighted average of Deutsche Telekom shares (based on the Xetra closing prices of Deutsche Telekom shares) plus the value of dividends paid and reinvested in Deutsche Telekom shares, bonus shares etc., and the non-weighted average of the Dow Jones EURO STOXX® Total Return Index during the last 20 trading days prior to the beginning and end of the plan.

At the end of the term of the individual plans, Deutsche Telekom AG's Supervisory Board will establish whether the absolute and relative performance targets for the Board of Management have been achieved. Based on these findings, the Board of Management will establish whether the target has been achieved for Deutsche Telekom and all participating companies as a whole and will communicate this decision. Once it has been established whether one or both targets have been achieved, the relevant amounts will be paid out to the beneficiaries.

The General Committee of the Supervisory Board determined at its meeting on February 4, 2009 that the relative plan target for the 2006 tranche of the MTIP had been achieved. Consequently, 50 percent of the award amount for the 2006 tranche was paid out in 2009.

MTIP plan year	Maximum budget (millions of €)	Term of plan (years)	Share price at start of plan (€)	Absolute performance target (€)	Starting value of the index
2007	83	3	13.64	17.73	551.91
2008	83	3	15.11	19.64	601.59
2009	55	3	11.01	14.31	328.55

The proportionate amount to be expensed is calculated based on a Monte Carlo simulation.

The MTIP of **Magyar Telekom** is based on the same terms and conditions as the MTIP described above, except that the assessment benchmark is the performance of Magyar Telekom shares and the Dow Jones EURO STOXX® Total Return Index. In addition, the absolute performance target is achieved if, at the end of the individual plans, Magyar Telekom's share price has risen by at least 35 percent compared with Magyar Telekom's share price at the beginning of the plan.

The MTIP of **HT-Hrvatske telekomunikacije** is based on the same terms and conditions as the MTIP described above. The absolute performance target for the 2008 MTIP is, however, EBITDA, and the relative performance target is a combined index from a basket of telecommunications shares. The absolute performance target for the 2009 MTIP is a 30-percent increase in the HT share price; the relative performance target is the same as for the 2008 MTIP.

The MTIP of **T-Mobile UK** is also based on the same terms and conditions applicable to the MTIP described above. In addition to the two aforementioned performance targets, however, these plans are subject to a third performance target for a defined group of participants, which is based on the cash contribution (EBITDA less investments in intangible assets (excluding goodwill) and property, plant and equipment). The third performance target can only be achieved after the two other performance targets have been met.

PTC has established a performance cash plan program with long-term incentive plans (LTIPs). The program provides for additional pay in the form of deferred compensation under the terms and conditions of the LTIP and is aimed at employees whose performance is of outstanding significance for the company's shareholder value. The LTIP is generally open to high-performers at specific management levels. Participants in the plans are selected individually by the management of PTC. Each plan encompasses three consecutive cycles, each running from January 1 through December 31. Participants receive payments from the plan after three years, provided the defined EBITDA target has been achieved (EBITDA hurdle). In addition, a bonus is paid at the end of each cycle. The amount of the bonus is determined for each cycle individually and depends on the level of target achievement. The 2007 to 2009 plan is still in operation.

Phantom Share Plan (PSP). T-Mobile USA has established a Phantom Share Plan (PSP) as Long-Term Incentive Plan (LTIP) on a revolving basis for the years 2005 through 2009, providing benefits for the top management. Under the PSP, T-Mobile USA grants performance-based cash bonus awards. These awards are earned (in full or in part) based upon the customer growth on a sliding scale from 60 to 150 percent of the original number of phantom shares granted. The value of a phantom share appreciates or depreciates from its USD 10 per share face value proportionate to the change in the appraised enterprise value of the subsidiary over the performance period. The value of an award is determined by multiplying the number of phantom share awards earned by the appraised value of one phantom share. Awards are earned and paid out ratably over a performance period of two to three years.

Impact of all share-based compensation systems. The expense incurred for share-based compensation systems totaled EUR 31 million in the reporting year (2008: EUR 96 million; 2007: EUR 79 million). Provisions total EUR 78 million as of the reporting date (December 31, 2008: EUR 138 million).

35 Disclosures on financial instruments.

Carrying amounts, amounts recognized, and fair values by measurement category.

millions of €	Category in accordance with IAS 39	Carrying amounts Dec. 31, 2009	Amounts recognized in the statement of financial position according to IAS 39			
			Amortized cost	Cost	Fair value recognized in equity	Fair value recognized in profit or loss
Assets						
Cash and cash equivalents	LaR	5,022	5,022			
Trade receivables	LaR	6,643	6,643			
Other receivables	LaR/n.a.	2,003	1,739			
Other non-derivative financial assets						
Held-to-maturity investments	HtM	80	80			
Available-for-sale financial assets	AfS	609		411	198	
Derivative financial assets						
Derivatives without a hedging relationship	FAHfT	653				653
Derivatives with a hedging relationship	n.a.	395			170	225
Liabilities						
Trade payables	FLAC	6,294	6,294			
Bonds and other securitized liabilities	FLAC	38,508	38,508			
Liabilities to banks	FLAC	4,718	4,718			
Liabilities to non-banks from promissory notes	FLAC	1,057	1,057			
Other interest-bearing liabilities	FLAC	933	933			
Other non-interest-bearing liabilities	FLAC	3,573	3,573			
Finance lease liabilities	n.a.	1,423				
Derivative financial liabilities						
Derivatives without a hedging relationship (held for trading)	FLHfT	730				730
Derivatives with a hedging relationship (hedge accounting)	n.a.	249			197	52
Of which: aggregated by category in accordance with IAS 39:						
Loans and receivables (LaR)		13,404	13,404			
Held-to-maturity investments (HtM)		80	80			
Available-for-sale financial assets (AfS)		609		411	198	
Financial assets held for trading (FAHfT)		653				653
Financial liabilities measured at amortized cost (FLAC)		55,083	55,083			
Financial liabilities held for trading (FLHfT)		730				730

* For details, please refer to Note 8.

Amounts recognized in the statement of financial position according to IAS 17	Fair value Dec. 31, 2009	Category in accordance with IAS 39	Carrying amounts Dec. 31, 2008	Amounts recognized in the statement of financial position according to IAS 39				Amounts recognized in the statement of financial position according to IAS 17	Fair value Dec. 31, 2008
				Amortized cost	Cost	Fair value recognized in equity	Fair value recognized in profit or loss		
	5,022	LaR	3,026	3,026					3,026
	6,643	LaR	7,224	7,224					7,224
264	2,003	LaR/n.a.	1,267	984				283	1,267
	80	HtM	281	281					281
	198 *	AfS	406		288	118			118 *
	653	FAHfT	814				814		814
	395	n.a.	787			127	660		787
	6,294	FLAC	7,055	7,055					7,055
	41,813	FLAC	34,302	34,302					35,657
	4,864	FLAC	4,222	4,222					4,155
	1,205	FLAC	887	887					919
	984	FLAC	1,036	1,036					1,042
	3,573	FLAC	3,545	3,545					3,545
1,423	1,703	n.a.	1,514					1,514	1,616
	730	FLHfT	974				974		974
	249	n.a.	114			114			114
	13,404		11,234	11,234					11,234
	80		281	281					281
	198 *		406		288	118			118 *
	653		814				814		814
	58,733		51,047	51,047					52,372
	730		974				974		974

Classes of financial instruments according to IFRS 7.27.

millions of €	Dec. 31, 2009				Dec. 31, 2008			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets								
Available-for-sale financial assets (AfS)		198		198		118		118
Financial assets held for trading (FAHfT)		653		653		814		814
Derivative financial assets with a hedging relationship		395		395		787		787
Liabilities								
Financial liabilities held for trading (FLHfT)		730		730		974		974
Derivative financial liabilities with a hedging relationship		249		249		114		114

For further details on the classes of financial instruments, please refer to the section "Change in accounting policies" in the chapter "Summary of accounting policies."

Cash and cash equivalents and trade and other receivables mainly have short-term maturities. For this reason, their carrying amounts at the reporting date approximate their fair values.

The fair values of other non-current receivables and held-to-maturity financial investments due after more than one year correspond to the present values of the payments related to the assets, taking into account the current interest rate parameters that reflect market- and partner-based changes to terms and conditions, and expectations.

Trade and other payables, as well as other liabilities, generally have short times to maturity; the values reported approximate the fair values.

The fair values of the quoted bonds and other securitized liabilities equal the nominal amounts multiplied by the price quotations at the reporting date.

The fair values of unquoted bonds, liabilities to banks, liabilities to non-banks from promissory notes, and other financial liabilities are calculated as the present values of the payments associated with the debts, based on the applicable yield curve and Deutsche Telekom's credit spread curve for specific currencies.

Net gain/loss by measurement category.

millions of €	From interest, dividends	From subsequent measurement			From derecognition	Net gain (loss)	
		At fair value	Currency translation	Impairment/ reversal of impairment		2009	2008
Loans and receivables (LaR)	132		(195)	(716)		(779)	(1,577)
Held-to-maturity investments (HtM)	3			2	2	7	5
Available-for-sale financial assets (AfS)	64			(8)	(11)	45	68
Financial instruments held for trading (FAHfT and FLHfT)	n.a.	(79)				(79)	383
Financial liabilities measured at amortized cost (FLAC)	(2,757)		183			(2,574)	(2,387)
	(2,558)	**(79)**	**(12)**	**(722)**	**(9)**	**(3,380)**	**(3,508)**

Interest from financial instruments is recognized in finance costs, dividends in other financial income/expense (please refer to Notes 21 and 23). Deutsche Telekom recognizes the other components of net gain/loss in other financial income/expense, except for impairments/reversal of impairments of trade receivables (please refer to Note 2) that are classified as loans and receivables which are reported under selling expenses. The net loss from the subsequent measurement for financial instruments held for trading (EUR 79 million) also includes interest and currency translation effects. The net currency translation losses on financial assets classified as loans and receivables (EUR 195 million) are primarily attributable to the Group-internal transfer of foreign-currency loans taken out by Deutsche Telekom's financing company, Deutsche Telekom International Finance B.V., on the capital market. These were offset by corresponding currency translation gains on capital market liabilities of EUR 183 million. Finance costs from financial liabilities measured at amortized cost (EUR 2,757 million) primarily consist of interest expense on bonds and other (securitized) financial liabilities. The item also includes interest expenses from interest added back and interest income from interest discounted from trade payables. However, it does not include the interest expense and interest income from interest rate derivatives Deutsche Telekom used in the reporting period to hedge the fair value risk of financial liabilities (please refer to Note 21).

36 Risk management, financial derivatives, and other disclosures on capital management.

Principles of risk management. Deutsche Telekom is exposed in particular to risks from movements in exchange rates, interest rates, and market prices that affect its assets, liabilities, and forecast transactions. Financial risk management aims to limit these market risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. However, Deutsche Telekom only hedges the risks that affect the Group's cash flow. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the credit risk, hedging transactions are generally only concluded with leading financial institutions whose credit rating is at least BBB+/Baa1. In addition, the credit risk of financial instruments with a positive fair value is minimized by way of limit management, which sets individualized relative and absolute figures for risk exposure depending on the counterparty's rating, share price development and credit default swap level.

The fundamentals of Deutsche Telekom's financial policy are established each year by the Board of Management and overseen by the Supervisory Board. Group Treasury is responsible for implementing the financial policy and for ongoing risk management. Certain transactions require the prior approval of the Board of Management, which is also regularly briefed on the severity and amount of the current risk exposure.

Treasury regards effective management of the market risk as one of its main tasks. The department performs simulation calculations using different worst-case and market scenarios so that it can estimate the effects of different conditions on the market.

Currency risks. Deutsche Telekom is exposed to currency risks from its investing, financing, and operating activities. Risks from foreign currencies are hedged to the extent that they influence the Group's cash flows. Foreign-currency risks that do not influence the Group's cash flows (i.e., the risks resulting from the translation of statements of assets and liabilities of foreign operations into the Group's reporting currency) are generally not hedged, however. Deutsche Telekom may nevertheless also hedge this foreign-currency risk under certain circumstances.

Foreign-currency risks in the area of investment result, for example, from the acquisition and disposal of investments in foreign companies. Deutsche Telekom hedges these risks. If the risk position exceeds EUR 100 million, the Board of Management must make a special decision on how the risk shall be hedged. If the risk position is below EUR 100 million, Group Treasury performs the currency hedging itself. At the reporting date, Deutsche Telekom was not exposed to any significant risks from foreign-currency transactions in the field of investments.

Foreign-currency risks in the financing area are caused by financial liabilities in foreign currency and loans in foreign currency that are extended to Group entities for financing purposes. Treasury hedges these risks in full. Cross-currency swaps and currency derivatives are used to convert financial obligations and intragroup loans denominated in foreign currencies into the Group entities' functional currencies.

At the reporting date, the foreign-currency liabilities for which currency risks were hedged mainly consisted of bonds and medium-term notes in Swiss francs, Czech koruna, Japanese yen, pound sterling, and U.S. dollars. On account of these hedging activities, Deutsche Telekom was not exposed to any significant currency risks in the area of financing at the reporting date.

The individual Group entities predominantly execute their operating activities in their respective functional currencies. Some Group entities, however, are exposed to foreign-currency risks in connection with scheduled payments in currencies that are not their functional currency. These are mainly payments to international carriers for the processing of international calls placed by Deutsche Telekom's customers in Germany, plus payments for the procurement of handsets and network systems, as well as for international roaming. Deutsche Telekom uses currency derivatives or, in some cases, currency options to hedge these payments up to a maximum of one year in advance. On account of these hedging activities, Deutsche Telekom was not exposed to any significant exchange rate risks from its operating activities at the reporting date.

For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or loss and shareholders' equity. In addition to currency risks, Deutsche Telekom is exposed to interest rate risks and price risks in its investments. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date. It is assumed that the balance at the reporting date is representative for the year as a whole.

Currency risks as defined by IFRS 7 arise on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature; differences resulting from the translation of financial statements into the Group's presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which Deutsche Telekom has contracted financial instruments.

The currency sensitivity analysis is based on the following assumptions:

Major non-derivative monetary financial instruments (liquid assets, receivables, interest-bearing securities and/or debt instruments held, interest-bearing liabilities, finance lease liabilities, non-interest-bearing liabilities) are either directly denominated in the functional currency or are transferred to the functional currency through the use of derivatives. Exchange rate fluctuations therefore have no effects on profit or loss, or shareholders' equity.

Non-interest-bearing securities or equity instruments held are of a non-monetary nature and therefore are not exposed to currency risk as defined by IFRS 7.

Interest income and interest expense from financial instruments are also either recorded directly in the functional currency or transferred to the functional currency by using derivatives. For this reason, there can be no effects on the variables considered in this connection.

In the case of fair value hedges designed for hedging currency risks, the changes in the fair values of the hedged item and the hedging instruments attributable to exchange rate movements balance out almost completely in the income statement in the same period. As a consequence, these financial instruments are not exposed to currency risks with an effect on profit or loss, or shareholders' equity, either.

Cross-currency swaps are always assigned to non-derivative hedged items, so these instruments do not have any currency effects, either.

Deutsche Telekom is therefore only exposed to currency risks from specific currency derivatives. Some of these are currency derivatives that are part of an effective cash flow hedge for hedging payment fluctuations resulting from exchange rate movements in accordance with IAS 39. Exchange rate fluctuations of the currencies on which these transactions are based affect the hedging reserve in shareholders' equity and the fair value of these hedging transactions. Others are currency derivatives that are neither part of one of the hedges defined in IAS 39 nor part of a natural hedge. These derivatives are used to hedge planned transactions. Exchange rate fluctuations of the currencies, on which such financial instruments are based, affect other financial income or expense (net gain/loss from remeasurement of financial assets to fair value).

If the euro had gained (lost) 10 percent against the U.S. dollar and the pound sterling at December 31, 2009, the hedging reserve in shareholders' equity and the fair values of the hedging transactions before taxes would have been EUR 70 million lower (higher) (December 31, 2008: EUR 45 million lower (higher)). The hypothetical effect of EUR - 70 million on profit or loss results from the currency sensitivities EUR/USD: EUR - 55 million; EUR/GBP: EUR - 15 million.

If the euro had gained (lost) 10 percent against all currencies at December 31, 2009, other financial income and the fair value of the hedging transactions before taxes would have been EUR 11 million lower (higher) (December 31, 2008: EUR 5 million lower (higher)). The hypothetical effect on profit or loss of EUR - 11 million results from the currency sensitivities EUR/USD: EUR - 36 million; EUR/INR: EUR - 4 million; EUR/HUF: EUR - 4 million; EUR/CHF: EUR - 1 million; EUR/PLN: EUR +15 million; EUR/GBP: EUR + 12 million; EUR/CZK: EUR + 7 million.

Interest rate risks. Deutsche Telekom is exposed to interest rate risks, mainly in the euro zone and in the United States of America. To minimize the effects of interest rate fluctuations in these regions, Deutsche Telekom manages the interest rate risk for net financial liabilities denominated in euros and U.S. dollars separately. Once a year, the Board of Management stipulates the desired mix of fixed and variable-interest net financial liabilities for a period of three years. Taking account of the Group's existing and planned debt structure, Treasury uses interest rate derivatives to adjust the interest structure for the net financial liabilities of the composition specified by the Board of Management.

Due to the derivative hedges, an average of 72 percent (2008: 64 percent) of the net financial liabilities in 2009 denominated in euros and 73 percent (2008: 58 percent) of those denominated in U.S. dollars had a fixed rate of interest. The average value is representative for the year as a whole.

Interest rate risks are presented by way of sensitivity analyses in accordance with IFRS 7. These show the effects of changes in market interest rates on interest payments, interest income and expense, other income components and, if appropriate, shareholders' equity. The interest rate sensitivity analyses are based on the following assumptions:

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. As such, all financial instruments with fixed interest rates that are carried at amortized cost are not subject to interest rate risk as defined in IFRS 7.

In the case of fair value hedges designed for hedging interest rate risks, the changes in the fair values of the hedged item and the hedging instrument attributable to interest rate movements balance out almost completely in the income statement in the same period. This means that interest-rate-based changes in the measurement of the hedged item and the hedging instrument do not affect income and are therefore not subject to interest rate risk.

In the case of interest rate derivatives in fair value hedges, however, changes in market interest rates affect the amount of interest payments. As a consequence, they have an effect on interest income and are therefore included in the calculation of income-related sensitivities.

Changes in the market interest rate of financial instruments that were designated as hedging instruments in a cash flow hedge to hedge payment fluctuations resulting from interest rate movements affect the hedging reserve in shareholders' equity and are therefore taken into consideration in the equity-related sensitivity calculations.

Changes in market interest rates affect the interest income or expense of non-derivative variable-interest financial instruments, the interest payments of which are not designated as hedged items of cash flow hedges against interest rate risks. As a consequence, they are included in the calculation of income-related sensitivities.

Changes in the market interest rate of interest rate derivatives (interest rate swaps, cross-currency swaps) that are not part of a hedging relationship as set out in IAS 39 affect other financial income or expense (net gain/loss from remeasurement of the financial assets to fair value) and are therefore taken into consideration in the income-related sensitivity calculations.

Currency derivatives are not exposed to interest rate risks and therefore do not affect the interest rate sensitivities.

If the market interest rates had been 100 basis points higher (lower) at December 31, 2009, profit or loss before taxes would have been EUR 194 million (2008: EUR 173 million) lower (higher). The hypothetical effect of EUR –194 million on income results from the potential effects of EUR –169 million from interest rate derivatives and EUR – 25 million from non-derivative variable-interest financial liabilities. If the market interest rates had been 100 basis points higher (lower) at December 31, 2009, total comprehensive income before taxes would have been EUR 104 million (December 31, 2008: EUR 57 million) higher (lower).

Other price risks. As part of the presentation of market risks, IFRS 7 also requires disclosures on how hypothetical changes in risk variables affect the price of financial instruments. Important risk variables are stock exchange prices or indexes.

As of December 31, 2009, Deutsche Telekom did not hold any material investments to be classified as available for sale.

Credit risks. Deutsche Telekom is exposed to a credit risk from its operating activities and certain financing activities. With regard to financing activities, transactions are only concluded with counterparties that have at least a credit rating of BBB+/Baa1, in connection with an operational credit management system. At the level of operations, the outstanding debts are continuously monitored in each area, i.e., locally. Credit risks must be taken into account through individual and collective allowances.

The solvency of the business with corporate customers, especially international carriers, is monitored separately. In terms of the overall risk exposure from the credit risk, however, the receivables from these counterparties are not so extensive as to justify extraordinary concentrations of risk.

The maximum exposure to credit risk is partly represented by the carrying amounts of the financial assets that are carried in the statement of financial position, including derivatives with positive market values. Except for the collateral agreements mentioned in Notes 1 and 8, no significant agreements reducing the maximum exposure to credit risk (such as contractual netting) had been concluded as of the reporting date. In addition, Deutsche Telekom is exposed to a credit risk through the granting of financial guarantees. Guarantees amounting to a nominal total of EUR 41 million had been pledged as of the reporting date (December 31, 2008: EUR 181 million).

Liquidity risks. Please refer to Note 9.

Hedge accounting.

Fair value hedges. To hedge the fair value risk of fixed-interest liabilities, Deutsche Telekom used interest rate swaps and forward interest rate swaps (receive fixed, pay variable) denominated in CHF, EUR, GBP, and USD in the 2009 and 2008 financial years. Fixed-income bonds/MTNs denominated in CHF, EUR, GBP, and USD were designated as hedged items. The changes in the fair values of the hedged items resulting from changes in the CHF Libor, Euribor, GBP Libor, or USD Libor swap rate are offset against the changes in the value of the interest rate swaps. The aim of this hedging is to transform the fixed-income bonds into variable-interest debt, thus hedging the fair value of the financial liabilities. Credit risks are not part of the hedging.

The effectiveness of the hedging relationship is tested prospectively and retrospectively at each reporting date using statistical methods in the form of a regression analysis. All hedging relationships, with their effectiveness having been tested using statistical methods, were effective at the reporting date.

As the list of the fair values of derivatives shows (please refer to table under Derivatives), Deutsche Telekom had interest rate derivatives in a net amount of EUR +173 million (2008: EUR +660 million) designated as fair value hedges at December 31, 2009. The remeasurement of the hedged items results in gains of EUR 293 million being recorded in other financial income/expense in the 2009 financial year (2008: losses of EUR 695 million); the changes in the fair values of the hedging transactions result in losses of EUR 291 million (2008: gains of EUR 684 million) being recorded in other financial income/expense.

Cash flow hedges – interest rate risks. Deutsche Telekom entered into payer interest rate swaps and forward payer interest rate swaps (receive variable, pay fixed) to hedge the cash flow risk of variable-interest debt. The changes in the cash flows of the hedged items resulting from changes in the Euribor and Libor rates are offset against the changes in the cash flows of the interest rate swaps. The aim of this hedging is to transform the variable-interest bonds into fixed-income debt, thus hedging the cash flows of the financial liabilities. Credit risks are not part of the hedging.

In 2009, Deutsche Telekom entered into forward payer interest rate swaps totaling EUR 2.1 billion for loans scheduled to be taken out in 2011. The following table shows the contractual maturities newly incorporated into a hedging relationship in 2009 relating to the payments for the aforementioned forward payer interest rate swaps:

Start	End	Nominal volume	Reference rate
January 24, 2011	January 24, 2014	€ 500 million	3-month Euribor
January 24, 2011	January 24, 2014	€ 500 million	3-month Euribor
January 24, 2011	January 24, 2014	€ 600 million	3-month Euribor
January 24, 2011	January 24, 2014	€ 500 million	3-month Euribor

The effectiveness of the hedging relationship is tested prospectively and retrospectively using statistical methods in the form of a regression analysis. All hedging relationships of this nature were effective as of the reporting date.

As the list of the fair values of derivatives shows (please refer to table under Derivatives), Deutsche Telekom had interest rate derivatives with a fair value of EUR –142 million (2008: EUR – 67 million) amounting to a nominal total of EUR 3.7 billion (2008: EUR 2.7 billion) designated as hedging instruments for cash flow hedges at December 31, 2009. The terms of the hedging relationships will end in the years 2012 through 2014. The recognition directly in equity of the change in the fair value of the hedging transactions resulted in losses of EUR 83 million being recorded in the revaluation surplus in the 2009 financial year (2008: losses of EUR 86 million). Losses amounting to EUR 41 million recognized in shareholders' equity were transferred to other financial income/expense in the 2009 financial year (2008: gains of EUR 7 million).

Cash flow hedges – currency risks. Deutsche Telekom entered into GBP/EUR foreign currency derivatives with terms until 2022 to hedge the EUR equivalent of nominal receivables from a GBP-denominated MTN issued by Deutsche Telekom International Finance. GBP 0.7 billion are swapped against EUR 0.77 billion as nominal values. The effectiveness of the hedging relationship is tested prospectively and retrospectively using statistical methods in the form of a regression analysis. The hedging relationship was effective as of the reporting date.

In the 2009 financial year, gains totaling EUR 26 million (2008: gains of EUR 146 million) resulting from the change in the fair values of currency derivatives were taken directly to equity (hedging reserve). These changes constitute the effective portion of the hedging relationship. Gains amounting to EUR 32 million recognized in shareholders' equity were transferred to other financial income/expense in the 2009 financial year (2008: gains of EUR 89 million). There was no material ineffectiveness of these hedges recorded as of the reporting date.

As the list of the fair values of derivatives shows (please refer to table under Derivatives), Deutsche Telekom had currency forwards of a net fair value of EUR – 2 million (2008: EUR – 13 million) and a total volume of EUR 692 million (2008: EUR 477 million), as well as cross-currency swaps of a net fair value of EUR + 123 million (2008: EUR + 90 million) and a total volume of EUR 1,890 million (2008: EUR 1,156 million) designated as hedging instruments for cash flow hedges as of December 31, 2009. The terms of the hedging relationships will end in the years 2010 through 2022.

Derivatives. The following table shows the fair values of the various derivatives carried. A distinction is made depending on whether these are part of an effective hedging relationship as set out in IAS 39 (fair value hedge, cash flow hedge) or not. Other derivatives can also be embedded (i.e., a component of a composite instrument that contains a non-derivative host contract).

millions of €	Net carrying amounts Dec. 31, 2009	Net carrying amounts Dec. 31, 2008
Assets		
Interest rate swaps		
– Held for trading	94	99
– In connection with fair value hedges	225	660
– In connection with cash flow hedges	0	0
Currency forwards/currency swaps		
– Held for trading	91	261
– In connection with cash flow hedges	15	34
Cross-currency swaps		
– Held for trading	468	454
– In connection with cash flow hedges	155	90
Other derivatives in connection with cash flow hedges	0	3
Liabilities		
Interest rate swaps		
– Held for trading	80	108
– In connection with fair value hedges	52	0
– In connection with cash flow hedges	142	67
Currency forwards/currency swaps		
– Held for trading	46	277
– In connection with cash flow hedges	17	47
Cross-currency swaps		
– Held for trading	555	554
– In connection with cash flow hedges	32	0
Other derivatives in connection with cash flow hedges	6	0
Embedded derivatives	49	35

Disclosures on capital management. The overriding aim of the Group's capital management is to ensure that it will continue to be able to repay its debt and remain financially sound.

An important indicator of capital management is the gearing ratio of net debt to shareholders' equity as shown in the consolidated statement of financial position. Deutsche Telekom considers net debt to be an important measure for investors, analysts, and rating agencies. It is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one company to another. The gearing increased to 1.0 as of December 31, 2009 compared with 0.9 in the prior year. The target corridor for this indicator is between 0.8 and 1.2.

Calculation of net debt; shareholders' equity.

millions of €	Dec. 31, 2009	Dec. 31, 2008
Bonds	38,508	34,302
Liabilities to banks	4,718	4,222
Liabilities to non-banks from promissory notes	1,057	887
Derivative financial liabilities	924	1,053
Lease liabilities	1,909	2,009
Other financial liabilities	1,001	974
Gross debt	**48,117**	**43,447**
Cash and cash equivalents	5,022	3,026
Available-for-sale/held-for-trading financial assets	162	101
Derivative financial assets	1,048	1,598
Other financial assets	974	564
Net debt	**40,911**	**38,158**
Shareholders' equity in accordance with the consolidated statement of financial position	**41,937**	**43,112**

37 Related party disclosures.

The Federal Republic of Germany is both a direct and an indirect shareholder (via KfW Bankengruppe) and holds 31.70 percent (December 31, 2008: 31.70 percent) of the share capital of Deutsche Telekom AG. Due to the average attendance of the shareholders' meeting, the Federal Republic represents a solid majority at the shareholders' meeting, although it only has a minority shareholding, making Deutsche Telekom a dependent company of the Federal Republic. Therefore, the Federal Republic and the companies controlled by the Federal Republic are classified as related parties of Deutsche Telekom.

Federal Republic of Germany. The Federal Posts and Telecommunications Agency (Federal Agency) has been assigned certain tasks by law that affect cross-company issues at Deutsche Telekom AG, Deutsche Post AG, and Deutsche Postbank AG. The Federal Agency's responsibilities include the continuation of the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse), the recreation service (Erholungswerk), the supplementary retirement pensions institution (Versorgungsanstalt der Deutschen Bundespost – VAP), and the welfare service (Betreuungswerk) for Deutsche Telekom AG, Deutsche Post AG, and Deutsche Postbank AG. The coordination and administrative tasks are performed on the basis of agency agreements. For the 2009 financial year, Deutsche Telekom made payments in the amount of EUR 56 million (2008: EUR 55 million; 2007: EUR 52 million). Payments are made according to the provisions of the Posts and Telecommunications Reorganization Act.

The Federal Republic of Germany is a customer of Deutsche Telekom who sources services from the Company. Charges for services provided to the Federal Republic and its departments and agencies are based on Deutsche Telekom's commercial pricing policies. Services provided to any one department or agency do not represent a significant component of Deutsche Telekom's net revenue.

The Company's Dutch financing subsidiary, Deutsche Telekom International Finance, has taken out a loan of GBP 150 million with KfW Bankengruppe. The interest rate on the loan reflects market conditions and is based on Deutsche Telekom AG's current rating. The loan has a remaining life of under one year.

Joint ventures and associates. Deutsche Telekom has business relationships with numerous associates and joint ventures.

In 2009, Deutsche Telekom generated revenues from its joint venture Toll Collect amounting to EUR 0.1 billion (2008: EUR 0.1 billion; 2007: EUR 0.1 billion).

At December 31, 2009, the total amount of trade receivables from related companies was EUR 0.1 billion (December 31, 2008: EUR 0.1 billion). At the same date, the total amount of trade payables due to related companies was EUR 0.1 billion (December 31, 2008: EUR 0.0 billion).

Related individuals. No major transaction took place.

38 Compensation of the Board of Management and the Supervisory Board.

Compensation of the Board of Management.

The following information concerning the compensation of the Board of Management comprises the notes required by law under the German Commercial Code (please refer to § 314 HGB) as well as the information specified in the guidelines set out in the German Corporate Governance Code. The German Act on the Appropriateness of Management Board Remuneration (Gesetz zur Angemessenheit der Vorstandsvergütung – VorstAG) came into effect on August 5, 2009. All the contracts of the Board of Management members listed in the table below were in existence before the Act entered into force. Pursuant to the Act's explanatory memorandum (document 16/13433), these contracts enjoy vested rights protection. Reporting on compensation of Board of Management members is based on German Accounting Standard (GAS) No. 17.

Composition of the Board of Management as of December 31, 2009. The Board of Management of Deutsche Telekom AG currently comprises eight members.

Member of the Board of Management	Department
René Obermann	Chairman of the Board of Management (CEO)/USA
Hamid Akhavan	Chief Operating Officer (COO)/Europe
Dr. Manfred Balz	Data Privacy, Legal Affairs and Compliance
Reinhard Clemens	T-Systems
Niek Jan van Damme	Germany
Timotheus Höttges	Finance (CFO)
Guido Kerkhoff	Southern and Eastern Europe
Thomas Sattelberger	Human Resources

On December 17, 2009, the Supervisory Board agreed to Hamid Akhavan's request to resign his seat on the Board of Management effective February 15, 2010.

Changes in the Board of Management in 2009. In agreement with the Supervisory Board, Dr. Karl-Gerhard Eick resigned from the Board of Management with effect from midnight on February 28, 2009.

At the Supervisory Board meeting on February 26, 2009, the Supervisory Board appointed Timotheus Höttges as the new member of the Board of Management for Finance effective March 1, 2009 and Niek Jan van Damme as the new member of the Board of Management for T-Home and Sales & Service, also effective March 1, 2009. The establishment of a new Board of Management department for Southern and Eastern Europe with effect from March 1, 2009 was also approved at the meeting on February 26, 2009 to account for the growing significance of the Southern and Eastern European region and to combine responsibility for the existing, integrated operations in the region following the takeover of management control of the Greek company OTE. The new department is headed by Guido Kerkhoff, who was appointed to the Group Board of Management effective March 1, 2009.

On April 29, 2009, the Supervisory Board decided to merge responsibility for standard fixed-network and mobile communications business for consumers and business customers in Germany into a single Board of Management department – Germany – effective July 1, 2009. This department is headed by Niek Jan van Damme. Reinhard Clemens retains responsibility for the ICT solution business with corporate customers – T-Systems. In addition, the Operating Officer's department was established, which is led by Hamid Akhavan, effective July 1, 2009. This new department brings together the responsibility for technology, IT, procurement, products and innovations for standard business for consumers and business customers. Hamid Akhavan is also responsible for the Group's mobile communications subsidiaries in the United Kingdom, the Netherlands, Austria, the Czech Republic and Poland.

Board of Management compensation system and review. The compensation of Board of Management members is comprised of various components. Under the terms of their service contracts, members of the Board of Management are entitled to annual fixed remuneration and annual variable performance-based remuneration, a long-term variable remuneration component (Mid-Term Incentive Plan), and fringe benefits and deferred benefits based on a company pension commitment. The structure of the compensation system and the appropriateness of compensation for the Board of Management are reviewed and established by the Supervisory Board at regular intervals.

Fixed remuneration, variable performance-based remuneration and fringe benefits. Total compensation is generally about two-thirds variable and one-third fixed if targets are achieved in full. The non-performance-based components are comprised of a fixed remuneration, fringe benefits and pension entitlements, while the performance-based components are split into variable performance-based remuneration and a long-term incentive component.

Fixed remuneration is determined for all Board of Management members based on market conditions in accordance with the requirements of stock corporation law (for individual figures, please refer to the table "Total compensation").

The annual variable performance-based remuneration of Board of Management members is based on the achievement of targets set by the Supervisory Board of Deutsche Telekom AG for each member of the Board of Management prior to commencement of the financial year. The set of targets is composed of corporate targets and personal targets for the individual members of the Board of Management, based on the parameters of EBITDA and net profit adjusted for special factors and free cash flow. The level of target achievement is determined by the Supervisory Board for the respective financial year (for detailed information, please refer to the table "Total compensation").

At its discretion and after due consideration, the Supervisory Board of the Company may also reward extraordinary performance by individual or all Board of Management members in the form of a special bonus.

In accordance with market-oriented and corporate standards, the Company grants all members of the Board of Management additional benefits under the terms of their service contracts, some of which are viewed as non-cash benefits and taxed accordingly. This mainly includes being furnished with a company car and accident and liability insurance and reimbursements in connection with maintaining a second household.

Sideline employment generally requires prior approval. Generally, no additional compensation is paid for being a member of the management or supervisory board of other Group entities.

Arrangements in the event of termination of a position on the Board of Management. The terms of the existing service contracts of the Board of Management members are linked to the term of appointment as a member of the Board of Management. If the Company is entitled to terminate the appointment as a Board of Management member without this also constituting cause for the simultaneous termination of the service contract under civil law, the Board of Management member shall be entitled to a contractually defined severance payment. This is calculated (subject to being discounted) on the basis of the imputed remaining term of appointment in the current term of office of the Board of Management (up to a maximum of 36 months) on the basis of 100 percent of the fixed annual remuneration and 75 percent of the variable remuneration with an assumed 100 percent achievement of targets.

The service contracts for members of the Board of Management at Deutsche Telekom AG do not include any benefits in the event of the termination of a position on the Board of Management as a result of a change of control.

Service contracts for members of the Board of Management concluded during the 2009 financial year include a severance cap in case of premature termination without good cause allowing a compensation payment which, in line with the recommendations of the German Corporate Governance Code, is restricted to a maximum of two years' remuneration (severance cap) and may not exceed the remuneration due for the remaining term of the service contract.

Board of Management member service contracts generally stipulate a post-contractual prohibition of competition. Unless otherwise agreed, members of the Board of Management are prohibited from rendering services to or on behalf of a competitor for the duration of one year following their departure. As compensation for this restricted period, they receive a payment in the amount of the annual fixed compensation last received.

Company pension entitlement. The members of the Board of Management are entitled to a company pension based on their respective annual salaries. This means that Board of Management members receive a company pension based on a fixed percentage of their last fixed annual remuneration for each year of service rendered prior to their date of retirement. The key features of the pension plan for Board of Management members active in 2009 are described below.

Board of Management members are entitled to pension payments in the form of a life-long retirement pension upon reaching the age of 62, a disability pension or in the form of an early retirement pension upon reaching the age of 60 (subject to the usual actuarial deductions). The amount of the company pension is calculated on the basis of the eligible period of service rendered as a Board of Management member until the date of departure.

The annual retirement pension is comprised of a base percentage (6 percent for René Obermann and Dr. Karl-Gerhard Eick, and 5 percent for the remaining Board of Management members) of the fixed annual remuneration upon termination of the service relationship multiplied by the eligible service period expressed in years. After ten years of Board of Management membership, the maximum percentage of the pension level is achieved (60 percent or 50 percent, respectively). Pension payments are subject to a standard annual adjustment (3 percent for René Obermann and Dr. Karl-Gerhard Eick, and 1 percent for the remaining Board of Management members). In the event of a permanent inability to work (invalidity), the respective period of service through the scheduled end of the current period of appointment serves as the basis for the period of service eligible for calculating the pension. A "pension plan substitute" was agreed with Hamid Akhavan in lieu of a pension commitment due to his U.S. citizenship. The resulting annual payment for each full year of service rendered is included in the table "Total compensation" under "Other remuneration." Dr. Manfred Balz's pension arrangements under his previous employment relationship (Deutsche Telekom AG capital account plan) remain in place. Guido Kerkhoff and Niek Jan van Damme, who were appointed to the Board of Management in 2009, are also not covered by the Board of Management pension entitlements described above. The pension arrangements of these two Board members will be transferred to a new Board of Management pension scheme, effective from the beginning of their service on the Board of Management, to be adopted by the Supervisory Board in early 2010. Both Board members have been guaranteed that the new entitlement will not leave them in a worse position than their current pension entitlement as employees of Deutsche Telekom AG.

In addition, the pension agreements include arrangements for pensions for surviving dependents in the form of entitlements for widows and orphans. In specifically provided exceptional cases, entitlement to a widow's pension is excluded. Finally, the standard criteria for eligibility in the pension arrangements are in line with market levels.

In addition, the Company makes contributions, including the related taxes, for term life insurance with standard coverage (EUR 1.3 million) for several of its Board of Management members. The related expenses are included in the figures for non-cash benefits.

Components with mid- and long-term incentives.

Mid-Term Incentive Plan. Members of the Board of Management participate in the Deutsche Telekom AG Mid-Term Incentive Plan (MTIP) introduced in the 2004 financial year (please refer to the explanations regarding the MTIP under Note 34).

Incentive-based compensation from the MTIP.

€ [a]	2009 MTIP Maximum award amount	2009 MTIP Fair value at grant date	Total expense for share-based payments 2009	2008 MTIP Maximum award amount	Total expense for share-based payments 2008
René Obermann	750,000	76,613	257,518	750,000	444,591
Dr. Karl-Gerhard Eick [b]	0	0	(250,939)	630,000	439,520
Hamid Akhavan	480,000	49,032	164,812	480,000	275,023
Dr. Manfred Balz	330,000	33,710	62,004	168,000	122,830
Reinhard Clemens	420,000	42,903	63,869	420,000	44,580
Timotheus Höttges	450,000	45,968	154,511	450,000	240,435
Guido Kerkhoff [c]	360,000	36,774	70,366	0	0
Thomas Sattelberger	515,000	52,607	173,887	515,000	152,452
Niek Jan van Damme [c]	295,000	30,134	41,502	0	0
	3,600,000	**367,741**	**737,530**	**3,413,000**	**1,719,431**

[a] Fair value calculated using the so-called Monte Carlo model.
[b] As Dr. Karl-Gerhard Eick left the Group effective February 28, 2009, no further tranches of the MTIP were awarded to him in 2009. The tranches for 2007 and 2008 were terminated without compensation. Therefore the existing provisions were reversed and are shown in the table above as negative figure in the "Total expense for share-based payments 2009" column.
[c] Guido Kerkhoff and Niek Jan van Damme still participate in the 2008 MTIP tranche due to their previous positions within the Group prior to being appointed to the Board of Management.

2001 Stock Option Plan. The Company's 2001 Stock Option Plan was terminated by resolution of the shareholders' meeting of May 18, 2004. No stock options were issued for members of the Board of Management as of the 2002 financial year.

Hamid Akhavan, Timotheus Höttges and René Obermann continue to participate in the 2002 tranche of the 2001 Stock Option Plan as a result of their prior activities at T-Mobile. Dr. Manfred Balz and Guido Kerkhoff still participate in the Stock Option Plan as a result of their employment relationship prior to being appointed to the Board of Management.

The stock options that have been granted can be exercised under the terms of the stock option plans. However, no options have yet been exercised. The number of stock options held by the Board of Management members active in the 2009 financial year is unchanged year-on-year.

The number of stock options is shown in the following table:

Incentive-based compensation from stock option plans.

		Number of options 2001 SOP 2001 tranche	Value of options on issue (2001) (€)	Number of options 2001 SOP 2002 tranche	Value of options on issue (2002) (€)	Weighted average exercise price of stock options (€)
René Obermann	2009	48,195	4.87	28,830	3.79	23.40
	2008	48,195		28,830		
Hamid Akhavan	2009	0		19,840	3.79	12.36
	2008	0		19,840		
Dr. Manfred Balz	2009	32,130	4.87	17,360	3.79	23.81
	2008	32,130		17,360		
Reinhard Clemens	2009	0		0		
	2008	0		0		
Niek Jan van Damme	2009	0		0		
	2008	0		0		
Timotheus Höttges	2009	0		17,050	3.79	12.36
	2008	0		17,050		
Guido Kerkhoff *	2009	0		4,650	3.79	12.36
	2008	0		4,650		
Thomas Sattelberger	2009	0		0		
	2008	0		0		
Dr. Karl-Gerhard Eick	2009	0		0		
	2008	163,891		0		
	2009	**80,325**		**87,730**		
	2008	**244,216**		**87,730**		

* Guido Kerkhoff still participated in the Stock Option Plan before being appointed to the Board of Management due to his previous position held at Deutsche Telekom AG. The total number of options issued for members of the Board of Management as shown in the table above increased compared with the table in the prior year, as Guido Kerkhoff who was not a member of the Board of Management in 2008 was included in this table in 2009.

The range of exercise prices of René Obermann's and Dr. Manfred Balz's options varies between EUR 12.36 and EUR 30.00.

Due to the fact that the remaining members of the Board of Management only participate in one tranche of the stock option plan, no range need be stated.

The average remaining term of the outstanding options for Board of Management members as of December 31, 2009 is 2.0 years.

Please also refer to the explanations regarding stock option plans under Note 34.

Board of Management compensation for the 2009 financial year. In reliance on legal requirements and other guidelines, a total of EUR 13,711,623 (2008: EUR 14,910,486) is reported in the following table as total compensation for the 2009 financial year for the current members of the Board of Management. This compensation comprises fixed annual remuneration, other benefits, non-cash benefits, remuneration in kind, variable remuneration for the 2009 financial year, and the fair value of the 2009 MTIP at the grant date. The pension expense resulting from the company pension plan is shown as service costs. All other remuneration is totally unrelated to performance.

Total compensation. The compensation of the Board of Management is shown in detail in the following table:

€		Fixed annual remuneration	Other remuneration	Variable remuneration	MTIP (fair value at grant date)	**Total**	Service costs
René Obermann	2009	1,250,000	37,233	1,365,000	76,613	**2,728,846**	549,326
	2008	1,250,000	86,262	1,762,500	116,738	**3,215,500**	495,302
Dr. Karl-Gerhard Eick	2009	183,750	17,371	183,750	0	**384,871**	753,839
(until February 28, 2009)	2008	1,054,375	49,290	1,513,028	98,060	**2,714,753**	704,526
Hamid Akhavan	2009	800,000	611,878*	789,600	49,032	**2,250,510**	0
	2008	800,000	613,588*	1,178,400	74,712	**2,666,700**	0
Dr. Manfred Balz	2009	660,000	19,204	468,600	33,710	**1,181,514**	423,373
	2008	127,742	4,641	122,485	26,149	**281,017**	117,570
Reinhard Clemens	2009	658,333	31,531	825,750	42,903	**1,558,517**	302,817
	2008	650,000	33,463	1,106,250	65,373	**1,855,086**	261,469
Timotheus Höttges	2009	750,000	21,583	803,250	45,968	**1,620,801**	244,599
	2008	750,000	24,506	1,116,000	70,043	**1,960,549**	204,936
Guido Kerkhoff	2009	433,333	11,874	692,250	36,774	**1,174,231**	230,190
(from March 1, 2009)	2008	-	-	-	-	**-**	-
Thomas Sattelberger	2009	800,000	5,687	976,250	52,607	**1,834,544**	865,667
	2008	800,000	44,221	1,292,500	80,160	**2,216,881**	948,713
Niek Jan van Damme	2009	366,667	31,538	549,450	30,134	**977,789**	231,583
(from March 1, 2009)	2008	-	-	-	-	**-**	-
	2009	**5,902,083**	**787,899**	**6,653,900**	**367,741**	**13,711,623**	**3,601,394**
	2008	**5,432,117**	**855,971**	**8,091,163**	**531,235**	**14,910,486**	**2,732,516**

* In addition to the pension substitute paid to Hamid Akhavan due to his U.S. citizenship, he also receives a monthly lump-sum payment to compensate for different tax regulations in Germany and the United States.

The additions to provisions for pensions recognized in 2009 amounted to EUR 4,081,024 (2008: EUR 3,236,348). This amount includes service costs of EUR 3,601,394 (2008: EUR 2,732,516) and interest costs of EUR 479,630 (2008: EUR 503,832).

The termination agreement concluded with Dr. Karl-Gerhard Eick effective February 28, 2009 did not result in any reportable legal obligations as of the reporting date. Under this agreement, all existing entitlements to stock options and the tranches awarded under the 2007 MTIP and 2008 MTIP were terminated without compensation. In addition to the pro-rata fixed annual remuneration for the 2009 financial year, Dr. Karl-Gerhard Eick was granted a pro-rata variable, performance-based remuneration that was calculated based on 100-percent achievement of targets and pro rated for the period until January 28, 2009. Pension rights were already legally vested at the date of Dr. Eick's departure, and thus continued to be valid as at February 28, 2009.

No member of the Board of Management received benefits or corresponding commitments from a third party for his activity as a Board of Management member during the past financial year.

Former members of the Board of Management. A total of EUR 4,249,734 (2008: EUR 4,140,947) was recorded for payments to and entitlements for former members of the Board of Management and their surviving dependents.

Provisions (measured in accordance with IAS 19) totaling EUR 96,259,798 (December 31, 2008: EUR 78,477,282) were recognized for current pensions and vested rights to pensions for this group of persons and their surviving dependents.

Other. The Company has not extended any loans to current or former Board of Management members.

Compensation of the Supervisory Board.

The compensation received by the members of the Supervisory Board is specified under § 13 of the Articles of Incorporation of Deutsche Telekom AG. The members of the Supervisory Board receive fixed annual remuneration of EUR 20,000.00 plus variable, performance-related remuneration with short-term and long-term components, depending on the development of net profit per share.

The short-term performance-related remuneration amounts to EUR 300.00 per full EUR 0.01 by which the net profit per no par value share exceeds EUR 0.50 in the financial year for which the remuneration is being paid.

The long-term performance-related remuneration amounts to EUR 300.00 for every 4 percent by which the net profit per no par value share in the second financial year following the financial year in question (reference year) exceeds the net profit per no par value share in the financial year preceding the financial year in question. The long-term performance-related remuneration is limited, however, to the amount of the long-term performance-related remuneration for the financial year preceding the financial year in question, insofar as the net revenue in the reference year does not exceed the net revenue in the financial year preceding the financial year in question.

Short-term and long-term performance-related remuneration are each limited to a maximum of EUR 20,000.00.

Moreover, the short-term performance-related remuneration may not exceed a total of 0.02 percent of the Company's unappropriated net income reported in the approved annual financial statements of the financial year in question, reduced by an amount of 4 percent of the contributions made on the lowest issue price of the shares at the end of the financial year.

The chairperson of the Supervisory Board receives double, and the deputy chairperson one and a half times the remuneration of an ordinary member of the Supervisory Board. In addition, remuneration increases by half for each membership of a Supervisory Board committee (with the exception of the Mediation Committee and the Nomination Committee) and by a further half for each Supervisory Board committee chaired; total remuneration shall not exceed double the annual remuneration, however. Members of the Supervisory Board who were not in office for the entire financial year receive one twelfth of the remuneration for each month or part thereof that they held a seat.

Members of the Supervisory Board receive an attendance fee amounting to EUR 200.00 for each meeting of the Supervisory Board or its committees that they have attended. The Company reimburses value-added tax payable on remuneration and expenses.

The total remuneration of the members of the Supervisory Board in 2009 amounted to EUR 709,400.00 (plus VAT).

No loans were granted to the members of the Supervisory Board.

The **compensation of the individual members of the Supervisory Board** for 2009 is as follows:

€ **Member of the Supervisory Board**	Fixed remuneration incl. attendance fee	Short-term variable	Total (net)	Imputed long-term remuneration entitlement[a]
Asmussen, Jörg	32,400.00	0.00	32,400.00	0.00
Becker, Hermann Josef	42,800.00	0.00	42,800.00	0.00
Brandl, Monika	21,400.00	0.00	21,400.00	0.00
Bury, Hans Martin	42,000.00	0.00	42,000.00	0.00
Falbisoner, Josef	21,400.00	0.00	21,400.00	0.00
Dr. von Grünberg, Hubertus	31,400.00	0.00	31,400.00	0.00
Guffey, Lawrence H.	42,600.00	0.00	42,600.00	0.00
Hocker, Ulrich	21,400.00	0.00	21,400.00	0.00
Holzwarth, Lothar[b]	42,400.00	0.00	42,400.00	0.00
Kallmeier, Hans-Jürgen	21,400.00	0.00	21,400.00	0.00
Kühnast, Sylvia	21,400.00	0.00	21,400.00	0.00
Prof. Dr. Lehner, Ulrich (Chairman)	73,400.00	0.00	73,400.00	0.00
Litzenberger, Waltraud	64,600.00	0.00	64,600.00	0.00
Löffler, Michael	21,400.00	0.00	21,400.00	0.00
Prof. Dr. Reitzle, Wolfgang (until Dec. 31, 2009)	20,800.00	0.00	20,800.00	0.00
Prof. Dr. von Schimmelmann, Wulf (until Dec. 31, 2009)	21,000.00	0.00	21,000.00	0.00
Schröder, Lothar (Deputy Chairman)[c]	63,400.00	0.00	63,400.00	0.00
Dr. Schröder, Ulrich	21,000.00	0.00	21,000.00	0.00
Sommer, Michael	20,600.00	0.00	20,600.00	0.00
Dr. h. c. Walter, Bernhard	62,600.00	0.00	62,600.00	0.00
	709,400.00	**0.00**	**709,400.00**	**0.00**

[a] In determining the amount to be recognized as provision it was assumed that net profit per no par value share in 2011 would equal that in 2009. Based on this assumption, there is no long-term remuneration entitlement for the total year for the period 2008 to 2011.
[b] Lothar Holzwarth received compensation of EUR 2,666.66 from T-Systems Business Services GmbH (until April 1, 2009 – merged into Deutsche Telekom AG), Bonn, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2009 financial year for a mandate as member of the supervisory board of this company.
[c] Lothar Schröder received compensation of EUR 17,400.00 from T-Mobile Deutschland GmbH, Bonn, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2009 financial year for a mandate as member of the supervisory board of this company.

39 Declaration of conformity with the German Corporate Governance Code in accordance with §161 AktG.

In accordance with § 161 AktG, the Board of Management and the Supervisory Board of Deutsche Telekom AG have submitted the mandatory declaration of conformity and made it available to shareholders on Deutsche Telekom AG's website. The full text of the Declaration of Conformity can be found on the Deutsche Telekom website (@ www.telekom.com) under Investor Relations in the Corporate Governance section.

40 Events after the reporting period.

Changes in the composition of the Board of Management. On January 29, 2010, the Supervisory Board of Deutsche Telekom approved the proposal by the Board of Management to reassign Hamid Akhavan's responsibilities on a temporary basis. Board of Management members Guido Kerkhoff and Reinhard Clemens will assume Hamid Akhavan's responsibilities in an acting capacity. Effective February 15, 2010, Guido Kerkhoff will assume temporary responsibility for the Europe region (United Kingdom, Netherlands, Austria, Poland and Czech Republic) and International Sales and Service. Reinhard Clemens will, also in an acting capacity, assume Group-wide responsibility for the remaining COO units, such as Products & Innovation, Technology, IT and Procurement effective the same date.

Regulation of ULL, access to cable ducts, dark fiber. The Federal Administrative Court granted the appeal in part with its ruling dated January 27, 2010 and lifted the regulatory order with legally binding effect insofar as it concerned access to dark fiber. The reason for the ruling was that Deutsche Telekom's initial investment in the roll-out of optical fiber had not sufficiently been taken into account.

41 Auditors' fees and services in accordance with §314 HGB.

The following table provides a breakdown of professional fees recognized as expenses in the 2009 financial year:

PricewaterhouseCoopers Aktiengesellschaft.

millions of €	2009
Auditing services	9
Other assurance services	7
Tax advisory services	0
Other non-audit services	10
	26

Ernst & Young GmbH.

millions of €	2009
Auditing services	8
Other assurance services	8
Tax advisory services	1
Other non-audit services	0
	17

Professional fees for auditing services include in particular fees for the statutory auditing of annual and consolidated financial statements as well as fees for other auditing services provided, in particular in connection with the audit of internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

Professional fees for other assurance services primarily relate to fees for the review of the interim financial statements as well as auditing activities in connection with the documentation of the internal control system for financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

Professional fees for tax advisory services primarily include professional fees for tax advisory services performed as part of current or planned transactions.

Professional fees for other non-audit services mainly relate to consulting services and assistance in connection with the Company's compliance with requirements stipulated by the Federal Network Agency and other authorities.

Responsibility statement.

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Bonn, February 8, 2010

Deutsche Telekom AG
Board of Management

René Obermann | Hamid Akhavan | Dr. Manfred Balz

Reinhard Clemens | Niek Jan van Damme | Timotheus Höttges

Guido Kerkhoff | Thomas Sattelberger

Auditors' report.

We have audited the consolidated financial statements prepared by Deutsche Telekom AG, Bonn, comprising the statement of financial position, income statement and statement of comprehensive income, statement of changes in equity, statement of cash flows, and the notes to the financial statements, together with the Group management report for the financial year from January 1 to December 31, 2009. The preparation of the consolidated financial statements and the Group management report in accordance with the IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch – HGB) are the responsibility of the parent Company's Board of Management. Our responsibility is to express an opinion on the consolidated financial statements and on the Group management report based on our audit. In addition, we have been instructed to express an opinion as to whether the consolidated financial statements comply with IFRS as issued by the IASB.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer – IDW) and additionally observed the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the Group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the Group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company's Board of Management, as well as evaluating the overall presentation of the consolidated financial statements and the Group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on our findings of our audit, the consolidated financial statements comply with the IFRS as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a (1) HGB and IFRS as issued by the IASB, and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Stuttgart/Frankfurt (Main), February 8, 2010

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

(Prof. Dr. Wollmert) Wirtschaftsprüfer	(Forst) Wirtschaftsprüfer

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

(Prof. Dr. Kämpfer) Wirtschaftsprüfer	(Tandetzki) Wirtschaftsprüfer


Deutsche Telekom will continue balancing out the company age structure, bringing in new expertise, and recruiting customer service professionals on a large scale in order to reinforce our claim of offering the best service in the industry. Our HR planning is also focused on nurturing new talent internally, an issue we consider vital to the future of our Company.



219 Boards, seats, and further information

Members of the Supervisory Board of Deutsche Telekom AG in 2009

including seats on the supervisory boards of other companies.

Prof. Dr. Ulrich Lehner.
Member of the Supervisory Board since April 17, 2008
Chairman of the Supervisory Board since April 25, 2008
Member of the Shareholders' Committee
of Henkel AG & Co. KGaA, Düsseldorf
- Porsche Automobil Holding SE, Stuttgart (since 11/2007)
- Dr. Ing. h.c. F. Porsche AG, Stuttgart (since 1/2007)
- E.ON AG, Düsseldorf (since 4/2003)
- Henkel Management AG, Düsseldorf (since 2/2008)
- HSBC Trinkaus & Burkhardt AG, Düsseldorf (since 6/2004)
- ThyssenKrupp AG, Düsseldorf (since 1/2008)

Member of comparable supervisory bodies of companies in Germany or abroad:
- Dr. August Oetker KG, Bielefeld,
  Member of the Advisory Board (since 3/2000)
- Novartis AG, Basle, Switzerland,
  Member of the Board of Directors (since 3/2002)

Lothar Schröder.
Member of the Supervisory Board since June 22, 2006
Deputy Chairman of the Supervisory Board since June 29, 2006
Member of the ver.di National Executive Board, Berlin
- T-Mobile Deutschland GmbH, Bonn (since 8/2003),
  Deputy Chairman of the Supervisory Board (since 9/2003)

Jörg Asmussen.
Member of the Supervisory Board since July 1, 2008
State Secretary, Federal Ministry of Finance, Berlin
- DB Mobility Logistics AG, Berlin (from 6/2009 to 11/2009)
- Deutsche Bahn AG, Berlin (from 4/2009 to 11/2009)
- Deutsche Gesellschaft für Technische Zusammenarbeit GmbH (GTZ),
  Frankfurt/Main (since 9/2008)

Hermann-Josef Becker.
Member of the Supervisory Board since January 1, 2008
Member of the management of Deutsche Telekom Direct Sales and Consulting and Chairman of the Group Executive Staff Representation Committee and Executive Staff Representation Committee at Deutsche Telekom AG, Bonn
- no other seats -

Dr. Wulf H. Bernotat.
Member of the Supervisory Board since January 1, 2010
Chairman of the Board of Management of E.ON AG, Düsseldorf
- Allianz SE[1], Munich (since 4/2003)
- Bertelsmann AG, Gütersloh (since 5/2006)
- E.ON Energie AG[2], Munich,
  Chairman of the Supervisory Board (since 5/2003)
- E.ON Ruhrgas AG[2], Essen,
  Chairman of the Supervisory Board (since 5/2003)
- Metro AG[1], Düsseldorf (since 5/2003)

Member of comparable supervisory bodies of companies in Germany or abroad:
- E.ON Sverige AB[2], Malmö, Sweden,
  Chairman of the Supervisory Board (since 4/2004)
- E.ON US Investments Corp.[2], Delaware, USA,
  Chairman of the Supervisory Board (since 1/2004)

[1] Non-group listed company.
[2] Supervisory board seat in companies that are part of the same group, as defined in §100 (2), Sentence 2 AktG (German Stock Corporation Act).

Monika Brandl.
Member of the Supervisory Board since November 6, 2002
Chairwoman of the Central Works Council at Group Headquarters/GHS, Deutsche Telekom AG, Bonn
- no other seats -

Hans Martin Bury.
Member of the Supervisory Board since May 15, 2008
Managing Partner, Hering Schuppener Strategieberatung für Kommunikation GmbH, Düsseldorf (since 4/2009)
Managing Director, Nomura Bank Deutschland GmbH, Frankfurt/Main (from 11/2008 to 3/2009)
- no other seats -

Josef Falbisoner.
Member of the Supervisory Board since October 2, 1997
Chairman of the District of Bavaria, ver.di trade union, Munich
- PSD Bank eG, Munich, Augsburg office (since 6/1994)

Dr. Hubertus von Grünberg.
Member of the Supervisory Board since May 25, 2000
Serves on the Supervisory Boards of several companies, Hanover
- Allianz Versicherungs-AG, Munich (since 5/1998)
- Continental AG, Hanover,
  Chairman of the Supervisory Board (from 6/1999 to 3/2009)

Member of comparable supervisory bodies of companies in Germany or abroad:
- ABB Ltd., Zurich, Switzerland,
  Chairman of the Board of Directors (since 5/2007)
- Schindler Holding AG, Hergiswil, Switzerland,
  Board of Directors (since 5/1999)

Lawrence H. Guffey.
Member of the Supervisory Board since June 1, 2006
Senior Managing Director, The Blackstone Group International Ltd., London, United Kingdom

Member of comparable supervisory bodies of companies in Germany or abroad:
- Axtel Ote Corp., San Pedro Gaza Garcia, Nuevo Leon, Mexico
  (since 4/2000)
- Cineworld Corp., London, United Kingdom (from 10/2004 to 11/2009)
- Paris Review, New York, United States (since 7/2006)
- TDC AS Corp., Copenhagen, Denmark (since 2/2006)

Ulrich Hocker.
Member of the Supervisory Board since October 14, 2006
Manager in Chief, Deutsche Schutzvereinigung für Wertpapierbesitz e.V. (DSW), Düsseldorf
- Arcandor AG (insolvent), Essen (from 7/1998 to 10/2009)
- E.ON AG, Düsseldorf (since 6/2000)
- Feri Finance AG, Bad Homburg (since 12/2001),
  Deputy Chairman of the Supervisory Board (since 12/2005)
- ThyssenKrupp Stainless AG, Duisburg (from 11/2005 to 9/2009)

Member of comparable supervisory bodies of companies in Germany or abroad:
- Gartmore SICAV, Luxembourg. Luxembourg (since 5/2005)
- Phoenix Mecano AG, Stein am Rhein, Switzerland (since 8/1988),
  President of the Administrative Board (since 7/2003)

Lothar Holzwarth.
Member of the Supervisory Board since November 6, 2002
Chairman of the Central Works Council, Deutsche Telekom Business Customers, Bonn (since April 1, 2009)
Chairman of the Group Works Council at T-Systems, Bonn (until March 31, 2009)
- PSD Bank RheinNeckarSaar eG (since 1/1996), Deputy Chairman of the Supervisory Board (since 6/2008)
- T-Systems Business Services GmbH, Bonn (from 9/2006 to 4/2009)

Hans-Jürgen Kallmeier.
Member of the Supervisory Board since October 15, 2008
Chairman of the Central Works Council at T-Systems International GmbH (formerly T-Systems Enterprise Services GmbH), Frankfurt/Main
– no other seats –

Sylvia Kühnast.
Member of the Supervisory Board since May 3, 2007
Expert consultant to the Central Works Council at T-Mobile Deutschland GmbH, Hanover
– no other seats –

Waltraud Litzenberger.
Member of the Supervisory Board since June 1, 1999
Chairwoman of the Group Works Council and the European Works Council at Deutsche Telekom AG, Bonn (since October 1, 2008; Deputy Chairwoman until September 30, 2008)
- PSD Bank Koblenz eG, Koblenz (from 9/1998 to 6/2009)

Michael Löffler.
Member of the Supervisory Board since January 1, 1995
Member of the Works Council at Deutsche Telekom Netzproduktion GmbH, Bonn, Technical Infrastructure Branch Office, Central/Eastern District
– no other seats –

Prof. h. c. (CHN), Dr.-Ing. E.h. Dr. Ulrich Middelmann.
Member of the Supervisory Board since January 1, 2010
Vice Chairman of the Executive Board, ThyssenKrupp AG, Duisburg and Essen (until January 21, 2010)
- Commerzbank AG[1], Frankfurt/Main (since 4/2006)
- E.ON Ruhrgas AG, Essen (since 9/2005)
- LANXESS AG[1], Leverkusen (since 3/2005)
- LANXESS Deutschland GmbH, Leverkusen (since 3/2005)
- ThyssenKrupp Elevator AG[2], Düsseldorf (since 10/2006)
- ThyssenKrupp Marine Systems AG[2], Hamburg (since 10/2009)
- ThyssenKrupp Materials International GmbH[2], Düsseldorf (since 10/2009)
- ThyssenKrupp Nirosta GmbH[2], Krefeld (since 9/1997)
- ThyssenKrupp Steel Europe AG[2], Duisburg (since 9/1997)

Member of comparable supervisory bodies of companies in Germany or abroad:
- Hoberg & Driesch GmbH, Düsseldorf (since 2/2001), Chairman of the Advisory Board (since 5/2004)
- ThyssenKrupp Acciai Speciali Terni S.p.A.[2], Terni, Italy (since 1/1997)
- ThyssenKrupp (China) Ltd.[2], Beijing, Peoples Republic of China (since 7/2005)

Dr. Ulrich Schröder.
Member of the Supervisory Board since October 1, 2008
Chairman of the Board of Managing Directors of KfW, Frankfurt/Main
- DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH[2], Cologne (since 10/2009)
- Deutsche Post AG, Bonn (since 9/2008)
- KfW IPEX-Bank GmbH[2], Frankfurt/Main (since 10/2009)
- ProHealth AG, Munich (from 5/2003 to 9/2009)

Michael Sommer.
Member of the Supervisory Board since April 15, 2000
Chairman of the German Confederation of Trade Unions (DGB), Berlin
- Deutsche Postbank AG, Bonn, Deputy Chairman of the Supervisory Board (since 11/1997)

Member of comparable supervisory bodies of companies in Germany or abroad:
- KfW, Frankfurt/Main, Board of Supervisory Directors (since 1/2003)

Dr. h.c. Bernhard Walter.
Member of the Supervisory Board since May 27, 1999
Former Chairman of the Board of Managing Directors, Dresdner Bank AG, Frankfurt/Main
- Bilfinger Berger AG, Mannheim (since 7/1998), Chairman of the Supervisory Board (since 5/2006)
- Daimler AG, Stuttgart (since 5/1998)
- Henkel AG & Co. KGaA, Düsseldorf (since 5/1998)
- Hypo Real Estate Holding AG, Munich, Deputy Chairman of the Supervisory Board (from 11/2008 to 8/2009)

The following individuals resigned from the Supervisory Board in 2009:

Prof. Dr.-Ing. Wolfgang Reitzle.
Member of the Supervisory Board from February 10, 2005 to December 31, 2009
Chairman of the Executive Board, Linde AG, Munich
- Continental AG, Hanover (since 9/2009), Chairman of the Supervisory Board (since 10/2009)
- KION Group GmbH, Wiesbaden (from 6/2007 to 12/2009)
- The BOC Group plc.[2], Guildford, United Kingdom (since 9/2007)

Prof. Dr. Wulf von Schimmelmann.
Member of the Supervisory Board from May 3, 2006 to December 31, 2009
Former Chairman of the Board of Management, Deutsche Postbank AG, Bonn
- Deutsche Post AG, Bonn (since 8/2007), Chairman of the Supervisory Board (since 12/2008)
- maxingvest ag, Hamburg (since 8/2003)

Member of comparable supervisory bodies of companies in Germany or abroad:
- accenture Corp., Irving, Texas, United States (since 10/2001)
- BAWAG P.S.K. AG, Vienna, Austria, Chairman of the Supervisory Board (from 7/2007 to 10/2009)
- Western Union, Denver, United States (since 7/2009)

[1] Non-group listed company.
[2] Supervisory board seat in companies that are part of the same group, as defined in §100 (2), Sentence 2 AktG (German Stock Corporation Act).

Members of the Board of Management of Deutsche Telekom AG in 2009

including seats on the supervisory boards of other companies.

René Obermann.
Chairman of the Board of Management since November 13, 2006

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:
- T-Mobile International AG, Bonn (since 11/2006), Chairman of the Supervisory Board (from 12/2006 to 7/2009)
- T-Mobile USA Inc., Bellevue, United States (since 1/2003), Chairman of the Board of Directors (since 12/2006)
- T-Systems Business Services GmbH, Bonn, Chairman of the Supervisory Board (from 12/2006 to 4/2009)
- T-Systems International GmbH (formerly T-Systems Enterprise Services GmbH), Frankfurt/Main, Chairman of the Supervisory Board (since 12/2006)

Dr. Manfred Balz.
Board member responsible for Data Privacy, Legal Affairs and Compliance since October 22, 2008

Member of comparable supervisory bodies of companies in Germany or abroad:
- Arcandor AG (insolvent), Essen (since 4/2009)

Reinhard Clemens.
Board member responsible for T-Systems since December, 1 2007
- no other seats -

Niek Jan van Damme.
Board member responsible for Germany since July 1, 2009
Board member responsible for T-Home and Sales & Service from March 1 to June 30, 2009

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:
- Deutsche Telekom Kundenservice GmbH, Bonn (since 8/2009)
- Deutsche Telekom Technischer Service GmbH, Bonn (since 9/2009), Chairman of the Supervisory Board (since 12/2009)
- Telekom Shop Vertriebsgesellschaft mbH (formerly T-Punkt Vertriebsgesellschaft mbH), Bonn (since 8/2009), Chairman of the Supervisory Board (since 9/2009)

Timotheus Höttges.
Board member responsible for Finance since March 1, 2009
Board member responsible for T-Home and Sales & Service from December 5, 2006 to February 28, 2009

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:
- Deutsche Telekom Kundenservice GmbH, Bonn (from 7/2007 to 8/2009), Chairman of the Supervisory Board (from 11/2007 to 8/2009)
- Deutsche Telekom Netzproduktion GmbH, Bonn (from 6/2007 to 9/2009), Chairman of the Supervisory Board (from 8/2007 to 9/2009)
- Deutsche Telekom Technischer Service GmbH, Bonn, Chairman of the Supervisory Board (from 6/2007 to 8/2009)
- Telekom Shop Vertriebsgesellschaft mbH (formerly T-Punkt Vertriebsgesellschaft mbH), Bonn (from 4/2004 to 8/2009), Chairman of the Supervisory Board (from 12/2006 to 8/2009)
- T-Mobile Deutschland GmbH, Bonn (since 4/2005), Chairman of the Supervisory Board (since 7/2009)
- T-Mobile International AG, Bonn (from 3/2009 to 7/2009)

Member of comparable supervisory bodies of companies in Germany or abroad:
- FC Bayern München AG, Munich (since 2/2010)

Guido Kerkhoff.
Board member responsible for Southern and Eastern Europe since March 1, 2009

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:
- Deutsche Telekom Accounting GmbH, Bonn (from 5/2008 to 9/2009), Chairman of the Supervisory Board (from 8/2008 to 9/2009)
- Deutsche Telekom Venture Funds GmbH, Bonn (since 11/2008)
- HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE S.A.), Maroussi, Athens, Greece (since 3/2009)
- HT-Hvratske telekommunikacije d.d., Chairman of the Supervisory Board (since 4/2009)
- Magyar Telekom Nyrt., Budapest, Hungary, Board of Directors (since 4/2009)
- Telekom Shop Vertriebsgesellschaft mbH (formerly T-Punkt Vertriebsgesellschaft mbH), Bonn (from 9/2006 to 8/2009)
- T-Mobile International AG, Bonn (from 6/2006 to 7/2009)
- T-Mobile USA Inc., Bellevue, United States, Board of Directors (from 7/2007 to 7/2009)
- T-Systems Business Services GmbH, Bonn (from 9/2006 to 4/2009)
- T-Systems International GmbH (formerly T-Systems Enterprise Services GmbH), Frankfurt/Main (from 1/2005 to 7/2009)
- T-Venture Holding GmbH, Bonn (since 5/2006)

Thomas Sattelberger.
Board member responsible for Human Resources since May 3, 2007

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:
- T-Mobile Deutschland GmbH, Bonn (since 7/2009)
- T-Mobile International AG, Bonn (from 6/2007 to 7/2009)
- T-Systems Business Services GmbH, Bonn (from 6/2007 to 4/2009)
- T-Systems International GmbH (formerly T-Systems Enterprise Services GmbH), Frankfurt/Main (since 6/2007)

Board members leaving during 2010:

Hamid Akhavan.
Board member and Chief Operating Officer (COO)
from July 1, 2009 to February 14, 2010
Board member responsible for T-Mobile, Product Development, and Technology and IT Strategy from December 5, 2006 to June 30, 2009

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:
- Deutsche Telekom Venture Funds GmbH, Bonn, Chairman of the Supervisory Board (from 11/2008 to 2/2010)
- HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE S.A.), Maroussi, Athens, Greece (from 6/2008 to 2/2010)
- T-Mobile Deutschland GmbH, Bonn, Chairman of the Supervisory Board (from 1/2007 to 6/2009)
- T-Mobile UK Ltd., Hertfordshire, United Kingdom, Board of Directors (from 3/2004 to 5/2009)
- T-Mobile USA Inc., Bellevue, United States, Board of Directors (from 7/2007 to 2/2010)
- T-Venture Holding GmbH, Bonn (from 1/2007 to 2/2010), Chairman of the Supervisory Board (from 3/2007 to 2/2010)

Board members who left during 2009:

Dr. Karl-Gerhard Eick.
Deputy Chairman of the Board of Management
Board member responsible for Finance
from January 1, 2000 to February 28, 2009

Member of the supervisory boards of the following subsidiaries, associates and joint ventures:
- HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE S.A.), Maroussi, Athens, Greece (from 6/2008 to 3/2009)
- T-Mobile International AG, Bonn (from 3/2000 to 2/2009)
- T-Systems Business Services GmbH, Bonn (from 12/2005 to 2/2009)
- T-Systems International GmbH (formerly T-Systems Enterprise Services GmbH), Frankfurt/Main (from 6/2002 to 2/2009)

Member of comparable supervisory bodies of companies in Germany or abroad:
- CORPUS SIREO Holding GmbH & Co. KG, Cologne, Chairman of the Supervisory Board (since 9/2007)
- Deutsche Bank AG, Frankfurt/Main (since 8/2004)
- FC Bayern München AG, Munich (since 10/2004)
- STRABAG Property and Facility Services GmbH, Frankfurt/Main (from 10/2008 to 12/2009)
- Thomas Cook Group plc., Peterborough, United Kingdom, Board of Directors (from 12/2008 to 9/2009)

Glossary.

3G. 3G is the third-generation mobile communications standard that supports higher transmission rates. In Germany, this is the Universal Mobile Telecommunications System (UMTS) standard.

Access. Internet access

ADSL, ADSL2+. See DSL.

All-IP. An all-IP network makes services such as VoIP, IPTV (Internet Protocol Television), data transfer, etc., available to all users anywhere at all times. The data is transmitted in switched packets using the Internet Protocol (IP).

Android. See Android Market

Android Market. Android Market is a platform for mobile devices and is based largely on Linux and Java. The platform is being developed by the Open Handset Alliance, a Google initiative that counts T-Mobile among its members. In October 2008, T-Mobile launched the first cell phone in the United States to use this platform – the T-Mobile G1 – on the market. (Launch in the United Kingdom in November 2008, in Germany in February 2009).

ARPU – Average Revenue Per User. Indicator predominantly used in the mobile communications industry to describe the revenue generated per customer per month.

ASP – Application Service Providing. Service that enables enterprises to lease IT applications. The advantage: Customers can always use the latest version that the provider maintains centrally (e.g., in a computer center) and do not have to worry about buying and maintaining software applications (licenses, updates) themselves.

Bandwidth. Denotes the width of the frequency band used to transmit data. The broader the bandwidth, the faster the connection.

Bitstream access. Wholesale service used by alternative telephone companies to provide broadband lines.

Call center. A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline and/or outbound calls as part of a direct marketing campaign.

Cloud services. Cloud computing is the dynamic provision of infrastructure, software or platform services online. Apart from a high level of automation and virtualization, the services provided have to be multi-client-capable and include standardized hardware and software. Customers source these services on demand and pay based on actual usage. The communication infrastructure may be the Internet (public cloud), a corporate network (private cloud) or a mix of the two (hybrid cloud). Dynamic Services is a T-Systems product for the flexible procurement of ICT resources and services based on the idea of dynamic net-centric sourcing.

Connected life and work. The convenient management of all personal data and Internet services on any screen, whether PC, cell phone or television, based on the secure storage of data in the network which can then be accessed by all devices via broadband networks.

Desktop services. Global desktop services involve a variety of support services, including the outsourcing of entire IT networks. In this context Deutsche Telekom offers a full portfolio of corporate IT services, from server infrastructure and PC workstations through to application management and call center services that provide user support.

Download. Refers to the downloading of files from a remote server over networks such as the Internet or mobile communication connections onto a local computer or other client, such as a cell phone.

DSL - Digital Subscriber Line. In Deutsche Telekom's service portfolio as:
ADSL (Asymmetrical Digital Subscriber Line) for private end-customer lines: Technology used to transmit data at fast rates (between 16 kbit/s and 640 kbit/s upstream; up to 8 Mbit/s downstream) via standard copper wire pairs in the local loop within a radius of approximately three kilometers.

ADSL2+: Successor product to ADSL that raises the maximum data rate to 16 Mbit/s (downstream) or 1 Mbit/s (upstream).

VDSL (Very high bit rate Digital Subscriber Line) is a new technology used to transmit exceptionally high data rates (10 Mbit/s upstream, 50 Mbit/s downstream) via a fiber-optic network.

Dynamic net-centric sourcing. See cloud services.

Flat rate. Rate plan for network access with unlimited online time and data volumes.

GSM - Global System for Mobile Communications. Global digital mobile communication standard.

HDTV - High Definition Television. Generic term describing a range of television standards that differ from conventional television through increased vertical, horizontal and/or temporal resolution.

Hosting. Provision of storage capacity via the Internet. An Internet service provider's most important services in relation to hosting are registering and operating domains, leasing Web servers (in full or in part) and leasing space in a computer center - including Internet connections, regular and emergency power supply, etc.

HSDPA - High Speed Downlink Packet Access. Packet-based protocol that enhances data rates in UMTS networks and lifts transmission speeds into the megabit range.

HSUPA - High Speed Uplink Packet Access. HSUPA accelerates data upstreaming from mobile devices into the network and significantly reduces transfer durations (ping time). This makes HSUPA the ideal complement to HSDPA on T-Mobile's network. Together, HSDPA and HSUPA ensure that users can surf the Internet or work in the intranet while on the move, experiencing a similar level of user comfort as with fixed-network DSL.

ICT - Information and Communication Technology.

Interconnection. Term used to denote the connections between networks run by various providers, as regulated by the German Telecommunications Act.

Internet/intranet. The Internet is a worldwide Internet Protocol (IP)-based computer network that has no central network management. By contrast, intranets are managed IP networks that can be accessed only by specific user groups.

IP - Internet Protocol. Non-proprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

IP address. Each computer that is connected to the Internet has a clearly identifiable, numeric address, the IP address, comprising four sequences of digits that are separated by periods, e.g.: 217.247.84.89 (example: T-Online). Static IP addresses enable the same computer to be contacted under the same address at any time (e.g., by a Web server). Dynamic IP addresses are allocated for instance to T-Online customers dialing up to the Internet. They receive an unoccupied IP address which will not be the same every time.

IPTV – Internet Protocol Television. A system whereby a digital television service is delivered using the Internet Protocol.

ISDN – Integrated Services Digital Network. ISDN integrates telecommunications services such as telephone, fax and data communication in a single network. Contrary to the standard analog transmission system, ISDN digitizes the data, which improves transmission quality, enhances transmission speed, and enables packet-switched transmission.

ISP – Internet Service Provider. An Internet service provider offers various technical services that are required to use or operate Internet services, usually in return for a fee.

LTE – Long Term Evolution. A technology that may be used for the next-generation mobile communications network. LTE supports speeds of over 100 Mbit/s downstream and 50 Mbit/s upstream.

M2M – Machine-to-machine communication. Automatic exchange of information between machines. For example, in an emergency, alarm systems automatically send a signal to the security service or police.

Mbit/s – Megabits per second. Unit of data transmission speed.

NGN – Next Generation Network. In the traditional architecture of modern telephone networks, voice and data transmissions are routed via different technical platforms. The aim of a next generation network is to combine both functions to provide integrated voice-data services. NGNs are based entirely on IP technology.

OHA – Open Handset Alliance. The Open Handset Alliance brings together more than 30 leading companies including cell phone manufacturers HTC and Motorola, software heavyweights such as Google and Ebay, and telecommunications companies such as T-Mobile. The declared goal of the OHA is to develop a common, open and free standard for a new category of mobile handsets. The first device to be launched on the market with the Android operating system was the T-Mobile G1.

Optical fiber. Channel for optical data transmission.

Prepay. In contrast to postpay contracts, prepay communication services are services for which credit has been purchased in advance with no fixed-term contractual obligations.

PSTN – Public Switched Telephone Network. The globally available public telephone network comprising elements such as telephones, connecting cables (twisted pairs) and exchanges. The public telephone network is also sometimes referred to as POTS (Plain Old Telephone Service).

Resale. Resale of products to competitors (see also Wholesale).

Roaming. A feature of cellular mobile communications networks that ensures that activated mobile stations remain accessible, regardless of location, in all radio cells of the entire area served by the network. Roaming can also include similar networks run by different operators, as is the case with international roaming within the pan-European GSM system.

SIM card. Chip card that is inserted into a cell phone and which contains all the data of the subscriber.

Smart metering. Smart metering reduces costs considerably and allows access to a mass-marketable service. In particular, it gives energy providers, meter operators and the housing sector the opportunity to offer their customers innovative products and services, as it delivers consumption data virtually in real time. The service consists of the reading, processing, presentation, and billing of power and energy consumption, and other meters in industry and homes.

Smartphone. Mobile handsets that can perform the functionalities of a cell phone, a Web browser and an e-mail program simultaneously.

SMS and MMS. The Short Message Service (SMS) is a telecommunications service for the transmission of text messages. It was initially developed for GSM mobile communications and is now also available in the fixed network. The further development of SMS is the Multimedia Messaging Service (MMS) which allows the transmission of various media such as text, images, animations, video and audio clips in a single message. SMS and MMS in particular refer not only to the services, but also to the messages themselves.

Solution enabling. Program used to create a seamless support function for the customer service process chain. This entails consolidating the extensive range of different applications currently used in a call center environment. The program solutions are aimed at establishing a future-oriented application landscape. Harmonized generic IT systems will improve customer satisfaction and efficiency, thus allowing the challenges of the competitive market to be overcome.

Stakeholder. The stakeholder approach is an extension of the shareholder value approach used extensively in business management. In contrast to the shareholder value principle, which focuses on the needs and expectations of a company's shareholders, the stakeholder approach attempts to appreciate the company against its overall social background and reconcile the needs of the different stakeholders. In addition to shareholders, stakeholders include staff, customers, suppliers, the government, and the public at large.

Triple play. Refers to the interaction between voice and data communication and interactive media.

UMTS – Universal Mobile Telecommunications System. Third-generation international mobile communications standard that unites mobile multimedia and telematics services in the frequency spectrum of 2 GHz.

VDSL. See DSL.

VoIP – Voice over Internet Protocol. Technology used to make telephone calls via the Internet. Three methods are available: PC to PC, PC to fixed-network lines, and telephone calls via IP-based internal networks.

Wholesale. The business of selling services to third parties who in turn sell them to their own end customers either directly or after further processing (see also Resale).

Widget. Small, ticker-like objects that can be embedded in a website's HTML code using snippets of HTML code. A widget is a typical Web2.0 platform application. The term appeared in the 1980s in connection with the Windows operating system and is a contraction of the words "window" and "gadget."

WLAN – Wireless Local Area Network. Wireless networks for mobile Internet access. The network can also connect multiple computers to each other or to a central information system, a printer, or a scanner.

Index.

Contacts/Financial calendar.

Deutsche Telekom AG
Corporate Communications
Postfach 2000, 53105 Bonn, Germany
Phone +49 (0) 228 181 4949
Fax +49 (0) 228 181 94004

www.telekom.com

Investor Relations:
Phone +49 (0) 228 181 88880
Fax +49 (0) 228 181 88899
E-mail: investor.relations@telekom.de

New York Office:
Deutsche Telekom, Inc.
Investor Relations
14 Wall Street, Suite 6B
New York, NY 10005, USA
Phone +1-212-424-2959
Phone +1-877-DT-SHARE (TOLL-FREE)
Fax +1-212-424-2977
E-mail: investor.relations@usa.telekom.de

Deutsche Telekom's Annual Report is available on the Internet at:
www.telekom.com/annualreport2009

Additional copies of this report are available at:

Phone +49 (0) 228 181 88333
Fax +49 (0) 228 181 88339
E-Mail: forum-taktie@telekom.de

The English version of the Annual Report is a translation
of the German version of the Annual Report.
The German version of this Annual Report is legally binding.

Concept:
Deutsche Telekom AG and
HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg

Design and production:
HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg

Photographs:
DBU, Mareen Fischinger, Laurent Hoffmann,
Norbert Ittermann, Norman Konrad,
Andreas Pohlmann, Carolin Seeliger

Translation:
Deutsche Telekom AG, Corporate Language Management et al

2010 financial calendar

Investors' Days	March 17 and 18, 2010
Shareholders' meeting of Deutsche Telekom AG	May 3, 2010*
Group report Jan. 1 to Mar. 31, 2010	May 12, 2010*
Group report Jan. 1 to June 30, 2010	August 5, 2010*
Group report Jan. 1 to Sept. 30, 2010	November 4, 2010*

* Planned.


Mixed Sources
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Printed on chlorine-free bleached paper.

Reproduction:
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Printing:
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KNr. 642 200 175 (German)
KNr. 642 200 176 (English)

Disclaimer.

This Report (particularly the chapter titled "Outlook") contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words "expect," "anticipate," "believe," "intend," "estimate," "aim," "goal," "plan," "will," "seek," "outlook" or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control, including those described in the sections "Forward-Looking Statements" and "Risk Factors" of the Company's Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom's workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Without prejudice to existing obligations under capital market law, Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to non-GAAP performance measures, please refer to the chapter on "Development of business in the Group" in this Report or to Deutsche Telekom's Investor Relations Web site at www.telekom.com.

Deutsche Telekom worldwide.

For details of where we are, please refer to www.telekom.com/worldwide

Deutsche Telekom Headquarters

Bonn

Selected international subsidiaries and associates

		Stake (directly/indirectly) held by Deutsche Telekom
Europe		
Albania	AMC (Albanian Mobile Communications Sh.A)	95.05 % of shares held by Cosmote
Austria	Software Daten Service Gesellschaft m.b.H.	100.00 %
	T-Mobile Austria GmbH	100.00 %
	Deutsche Telekom Value Added Services Austria GmbH	100.00 %
	T-Systems Austria GmbH	100.00 %
Belgium	T-Systems Belgium NV	100.00 %
Bosnia	T-Systems d.o.o.	100.00 %
Bulgaria	Globul (Cosmo Bulgaria Mobile EAD)	100.00 % of shares held by Cosmote
	Novatel EOOD	100.00 % of shares held by Magyar Telekom
Croatia	T-Hrvatski Telekom (HT-Hrvatske Telekomunikacije d.d.) *	51.00 %
Czech Republic	T-Mobile Czech Republic a.s.	60.77 %
	T-Systems Czech Republic a.s.	100.00 %
Denmark	T-Systems Nordic A/S	100.00 %
France	T-Systems France SAS	100.00 %
F.Y.R.O. Macedonia	Makedonski Telekom AD	51.00 % of shares held by Magyar Telekom
	T-Mobile Macedonia A.D.	100.00 % of shares held by Makedonski Telekom
Greece	OTE (Hellenic Telecommunications Organization S.A.)	30.00 % plus one share
	Cosmote (Cosmote Mobile Telecommunications S.A.)	100.00 % of shares held by OTE
	T-Systems Information and Communication Technology E.P.E.	100.00 %
Hungary	Magyar Telekom Nyrt. *	59.30 %
	IT Services Hungary Szolgáltató Kft.	100.00 %
	IQSYS Zrt. (IQSYS Computing Limited by Shares)	100.00 % of shares held by Magyar Telekom
Italy	T-Systems Italia S.p.A.	100.00 %
Luxembourg	T-Systems Luxembourg S.A.	100.00 %
Montenegro	Telekom Montenegro A.D. (Crnogorski Telekom a.d.) *	76.53 % of shares held by Magyar Telekom
Netherlands	T-Mobile Netherlands B.V.	100.00 %
	T-Systems Nederland B.V.	100.00 %
Poland	PTC (Polska Telefonia Cyfrowa Sp.z o.o.)	97.00 %
	T-Systems Polska Sp.z o.o.	100.00 %
Romania	Combridge S.R.L.	100.00 % of shares held by Magyar Telekom
	Cosmote Romania (S.C. Cosmote Romanian Mobile Telecommunications S.A.)	70.00 % of shares held by Cosmote
	Romtelecom S.A.	54.01 % of shares held by OTE
Russia	T-Systems CIS	100.00 %
Serbia	Telecom Srbija	20.00 % of shares held by OTE
Slovakia	Slovak Telekom, a.s.	51.00 %
	T-Systems, informacijski sistemi, d.o.o.	100.00 %
	T-Mobile Slovensko, a.s.	100.00 % of shares held by Slovak Telekom
	T-Systems Slovakia s.r.o.	100.00 %
Spain	T-Systems ITC Iberia, S.A.	100.00 %
Switzerland	T-Systems Schweiz AG	100.00 %
Turkey	T SYSTEMS TELEKOMÜNIKASYON LIMITED SIRKETI	100.00 %
Ukraine	Novatel Ukraine LLC.	100.00 % of shares held by Magyar Telekom
	TOB T-Systems Ukraine	100.00 %
United Kingdom	T-Mobile (UK) Limited	100.00 %
	T-Systems Limited	100.00 %
North America		
Canada	T-Systems Canada, Inc.	100.00 %
Mexico	T-Systems Mexico S.A. de C.V.	100.00 %
United States	T-Mobile USA, Inc.	100.00 %
	T-Systems North America, Inc.	100.00 %
South America		
Argentina	T-Systems Argentina S.A.	100.00 %
Brazil	T-Systems do Brasil Ltda.	100.00 %
Asia		
Hong Kong	T-Systems China Limited	100.00 %
India	T-Systems Information and Communication Technology India Private Limited	100.00 %
Japan	T-Systems Japan K.K.	100.00 %
Malaysia	T-Systems Malaysia Sdn. Bhd.	100.00 %
People's Republic of China	T-Systems P.R. China Ltd.	100.00 %
Singapore	T-Systems Singapore Pte. Ltd.	100.00 %
Africa		
South Africa	T-Systems South Africa (Pty) Limited	70.00 %

* Mobile communications services are marketed under the T-Mobile brand.

As of: January 2010

Content

Key data of the Group's operating segments.

	2009	2008	2007
Key data of the Group's operating segments (millions)			
Fixed-network lines [a]	38.2	41.1	44.4
Retail broadband lines [b]	15.0	13.6	11.1
Mobile customers	151.7	147.6	135.8
Germany (millions)			
Fixed network			
Fixed-network lines [a]	26.2	28.3	30.8
Retail broadband lines [a]	11.5	10.6	9.0
Wholesale bundled lines [b]	1.6	2.5	3.5
ULLs [c]	9.1	8.3	6.4
Wholesale unbundled lines [d]	0.6	0.2	–
Mobile communications			
Mobile customers [e]	39.1	39.1	36
United States (millions)			
Mobile customers	33.8	32.8	29.8
Europe (millions)			
Mobile customers			
Of which: T-Mobile UK [a]	17.2	16.8	17.3
Of which: T-Mobile Netherlands (NL)	4.6	5.3	4.9
Of which: PTC (Poland)	13.5	13.3	13
Of which: T-Mobile CZ	5.5	5.4	5.3
Of which: T-Mobile Austria (A)	3.4	3.4	3.3
Southern and Eastern Europe (total) (millions)			
Fixed-network lines [a]	11.9	12.8	13.6
Retail broadband lines [b]	3.5	3.0	2.1
Wholesale bundled lines [b]	0.2	0.3	0.4
ULLs [c]	1.1	0.7	0.3
Mobile customers	34.6	31.6	26.2
Systems Solutions			
Computing & Desktop Services			
Number of servers managed and serviced (units)	47,092	56,734	39,419
Number of workstations managed and serviced (millions)	1.86	1.51	1.46
Systems Integration [a]			
Hours billed (millions) [b]	9.6	10.7	11.4
Utilization rate (%) [c]	81.3	80.9	80.2

Prior-year figures have been adjusted on a pro forma basis. Totals calculated on the basis of precise figures and rounded to millions.

One mobile communications card corresponds to one customer.

Group
[a] Lines in operation. Telephone lines including IP-based lines, excluding internal use and public telecommunications and including wholesale services and business customers.
[b] Broadband lines in operation.

Germany
The Business Customers unit was transferred from the Systems Solutions operating segment into the former Broadband/Fixed Network operating segment effective January 1, 2009 and has been reported under the Germany operating segment since July 1, 2009.

[a] Lines in operation excluding internal use and public telecommunications systems, including IP-based lines and congstar.
[b] Wholesale bundled lines: sale of broadband lines based on DSL technology to alternative providers outside Deutsche Telekom, including bundled IP-BSA. In the case of IP-Bit-stream Access (IP-BSA), Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines.
[c] Unbundled local loop lines: Deutsche Telekom wholesale service that can be leased by alternative telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.
[d] Wholesale unbundled lines: wholesale service not bundled with a PSTN line. Allows competitors to offer an all-IP product range.
[e] Due to various rulings on the expiry of prepaid credit and the limited validity of prepaid cards, T-Mobile Deutschland changed its terms of contract and, as a result, its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month's notice. T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the system.

Europe
[a] Including Virgin Mobile.

Southern and Eastern Europe (total)
The Southern and Eastern Europe (SEE) operating segment includes the fixed-network and mobile communications subsidiaries of T-Hrvatski Telekom, Slovak Telekom, Magyar Telekom, Makedonski Telekom, Crnogorski Telekom and the OTE group: OTE, COSMOTE, Romtelecom, COSMOTE Romania, Zapp (Romania), Globul (Bulgaria) and AMC (Albania).

OTE has been fully consolidated since February 1, 2009. Prior-year figures have been adjusted accordingly on a pro forma basis.

(Zapp consolidated from November 1, 2009; prior-year figures have not been adjusted.)

[a] Lines in operation excluding internal use and public telecommunications, including IP-based lines.
[b] Wholesale bundled lines: sale of broadband lines based on DSL technology to alternative providers outside Deutsche Telekom, including bundled IP-BSA. In the case of IP-Bit-stream Access (IP-BSA), Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines.
[c] Unbundled local loop lines: Deutsche Telekom wholesale service that can be leased by alternative telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

Systems Solutions
[a] Domestic: excluding changes in the composition of the Group.
[b] Cumulative figures as of the reporting date.
[c] Ratio of average number of hours billed to maximum possible hours billed per period.

Deutsche Telekom AG
Friedrich-Ebert-Allee 140
D-53113 Bonn, Germany

www.telekom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:________________________
Name: Dr. Guillaume Maisondieu
Title: Chief Accounting Officer

Date: March 2, 2010